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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Gloucester Coal Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gloucester Coal Limited

(Name of Person(s) Furnishing Form)

Common stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Level 15, Citadel Towers (Tower B), 799 Pacific Highway, Chatswood, NSW 2067, Australia, +61 29413 4802

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 April 2009

(Date Tender Offer/Rights Offering Commenced)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	English translations of the following documents are attached as exhibits hereto.

(1) Bidder’s Statement and Target’s Statement, dated 30 April 2009*.

(2) First Supplementary Bidder’s Statement, dated 14 May 2009**.

(3) Second Supplementary Bidder’s Statement, dated 18 May 2009.

*	Previously submitted on 1 May 2009.
**	Previously submitted on 15 May 2009.

(b)	Not Applicable.

Item 2.	Informational Legends

Not Applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Included in the documents attached as exhibits hereto.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Gloucester Coal Limited has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission, on May 1 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Lord
(Signature)

Robert Lord, Director
(Name and Title)

19 May 2009
(Date)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Second Supplementary Bidder’s Statement

1	Introduction

This document is a supplementary bidder’s statement under section 643 of the Corporations Act 2001 (Cth). It is the second supplementary bidder’s statement (Second Supplementary Bidder’s Statement) issued by Gloucester Coal Ltd ABN 66 008 881 712 (Gloucester) in relation to its off-market takeover bid for all the ordinary shares in the capital of Whitehaven Coal Ltd ABN 68 124 425 396 (Whitehaven). This Second Supplementary Bidder’s Statement supplements, and should be read together with, Gloucester’s bidder’s statement dated 30 April 2009 (Original Bidder’s Statement) and Gloucester’s first supplementary bidder’s statement dated 14 May 2009 (First Supplementary Bidder’s Statement).

2	Independent expert’s report

(a)	The directors of Gloucester engaged PricewaterhouseCoopers Securities Ltd (PwCS) to prepare an Independent Expert Report to assist the Gloucester Directors to assess whether the Noble Bid is more in the interests of Gloucester’s shareholders than the Whitehaven Coal Limited Merger Proposal (WHC Proposal). A copy of that report is attached as Annexure B to this Second Supplementary Bidder’s Statement.

(b)	In comparing the Noble Bid to the WHC Proposal, PwCS considered a range of potential valuation methodologies and a number of qualitative factors, including the relative level of certainty provided to Gloucester’s shareholders by each proposal. PwCS concludes that, in the absence of a more favourable proposal on better terms, the Noble Bid is more in the interests of Gloucester’s shareholders than the WHC Proposal.

(c)	Gloucester will discuss the Independent Expert Report in further detail in the target’s statement that it will be issuing in response to the Noble Bid.

3	Update on Noble’s Bid

On 13 May 2009, the Review Panel of the Takeovers Panel varied its earlier orders such that:

•	Gloucester must release the independent expert’s report to ASX by no later than 5.00 pm (Sydney time) on Monday 18 May 2009;

•	the independent directors of Gloucester must, by no later than 5.00 pm (Sydney time) on 20 May 2009, consider and announce their view as to whether the Noble Bid is a superior proposal for Gloucester;

•	the No Superior Proposal Condition is not waivable before 5.00pm (Sydney time) on 3 June 2009; and

•	the Offer must remain open for acceptance until at least 7.00pm (Sydney time) on 11 June 2009.

On 15 May 2009, Noble announced that it was increasing its offer to $7.00 per Gloucester Share.

On 15 May 2009, Gloucester’s directors announced, among other things, that this increased offer was a “Superior Proposal” for the purposes of the Takeovers Panel’s orders.

On 18 May 2009, Whitehaven noted that announcements from Noble and Gloucester on 15 May 2009 and also noted that the Gloucester/Whitehaven merger would not proceed, unless the Noble Bid lapses or does not otherwise proceed.

Copies of the announcements from Noble and Gloucester dated 15 May 2009, and a copy of Whitehaven’s announcement dated 18 May 2009, are attached as Annexure A to this Supplementary Bidder’s Statement.

The Review Panel had previously noted that:

“The Merger was structured as a takeover of Whitehaven by Gloucester because (among other reasons):

(a) it offered deal certainty. Noble Group Limited (Noble) could not use its 21.7% shareholding in Gloucester to block the bid

(b) it minimised completion risk. The directors of Whitehaven and their associates, and FRC Whitehaven Holdings BV, indicated that they would accept the Merger in the absence of a superior proposal for Whitehaven. This largely fulfills the Merger’s 80% minimum acceptance condition

(c) it offered capital gains tax and accounting treatment advantages and

(d) Whitehaven requested it and this made the Merger an agreed deal.”

4	Consents

Whitehaven has given, and not withdrawn before the lodgment of this Second Supplementary Bidder’s Statement with ASIC, its written consent to be named in this Second Supplementary Bidder’s Statement in the form and context in which it is so named.

PricewaterhouseCoopers Securities Ltd has given, and not withdrawn before the lodgement of this Second Supplementary Bidder’s Statement with ASIC, its written consent to be named in this Second Supplementary Bidder’s Statement in the form and context it is so named.

AME Consulting Pty Limited has given, and not withdrawn before the lodgement of this Second Supplementary Bidder’s Statement with ASIC, its written consent to be named in this Second Supplementary Bidder’s Statement in the form and context it is so named.

Minarco-MineConsult Pty Limited has given, and not withdrawn before the lodgement of this Second Supplementary Bidder’s Statement with ASIC, its written consent to be named in this Second Supplementary Bidder’s Statement in the form and context it is so named.

5	Other notices

5.1	Definitions

Unless the context otherwise requires, terms defined in the Original Bidder’s Statement and First Supplementary Bidder’s Statement have the same meaning as in this Second Supplementary Bidder’s Statement.

5.2	Forward looking statements

Some of the statements appearing in this Second Supplementary Bidder’s Statement (including in the attached independent expert’s report) may be in the nature of forward looking statements. You should be aware that such statements are either statements of current expectation or only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Whitehaven and Gloucester and the members of the Gloucester Group and the Whitehaven Group operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Gloucester, Whitehaven, the respective officers and employees of Gloucester and Whitehaven, any persons named in this Second Supplementary Bidder’s Statement with their consent or any person involved in the preparation of this Second Supplementary Bidder’s Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Second Supplementary Bidder’s Statement (including in the attached independent expert’s report) reflect views held only as at the date of this Second Supplementary Bidder’s Statement.

5.3	Responsibility statement

The information in this Second Supplementary Bidder’s Statement relating to Whitehaven (the Whitehaven Information) is the sole responsibility of Whitehaven and neither Gloucester nor any of its officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Whitehaven Information.

The information in this Second Supplementary Bidder’s Statement, other than the Whitehaven Information (the Gloucester Information) and except to the extent specified below, is the sole responsibility of Gloucester and neither Whitehaven nor any of its officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Gloucester Information.

PricewaterhouseCoopers Securities Ltd has prepared and is responsible for the independent expert’s report and takes full responsibility for that report. None of Gloucester, Whitehaven and their respective officers, employees or advisers assume any responsibility for the accuracy or completeness of the independent expert’s report or its summary, except, in the case of Gloucester and Whitehaven, in relation to the information given by them respectively to PricewaterhouseCoopers Securities Ltd.

Minarco-MineConsult Pty Limited has prepared and is responsible for the technical specialist report which accompanies the independent expert’s report, and takes full responsibility for that report. None of Gloucester, Whitehaven and their respective officers, employees or advisers assume any responsibility for the accuracy or completeness of the technical specialist report, except, in the case of Gloucester and Whitehaven, in relation to the information given by them respectively to Minarco-MineConsult Pty Limited.

AME Consulting Pty Limited has prepared and is responsible for the coal market report which accompanies the independent expert’s report, and takes full responsibility for that report. None of Gloucester, Whitehaven and their respective officers, employees or advisers assume any responsibility for the accuracy or completeness of the coal market report, except, in the case of Gloucester and Whitehaven, in relation to the information given by them respectively to AME Consulting Pty Limited.

5.4	Disclaimers as to information

The information on Whitehaven, Whitehaven’s securities and the Whitehaven Group contained in this Second Supplementary Bidder’s Statement has been prepared by Gloucester using publicly available information and limited non-public information made available to Gloucester by Whitehaven. The information in this Second Supplementary Bidder’s Statement concerning Whitehaven and the assets and liabilities, financial position and performance, profits and losses and prospects of the Whitehaven Group, has not been independently verified by Gloucester. Accordingly Gloucester does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

5.5	Lodgment with ASIC

A copy of this Second Supplementary Bidder’s Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

6	Approval of Second Supplementary Bidder’s Statement

This Second Supplementary Bidder’s Statement has been approved by a unanimous resolution passed by the directors of Gloucester Coal Ltd.

18 May 2009

Signed for and on behalf of Gloucester Coal Ltd by

/s/ Andy J Hogendijk
Andy J Hogendijk, Chairman

Annexure A

Gloucester and Noble announcements – 15 May 2009

Whitehaven announcement – 18 May 2009

MARKET RELEASE 15 MAY 2009
GLOUCESTER COAL LTD ABN 66 008 881 712
GLOUCESTER COAL LTD

Level 15

Citadel Towers (Tower B)

799 Pacific Highway

Chatswood NSW 2067

PO Box 137

Chatswood NSW 2057

Telephone

+61 (0)2 9413 2028

Fax

+61 (0)2 9413 4802

Email

gcl@gloucestercoal.com.au

Web

www.gloucestercoal.com.au

For further information

Rob Lord

Chief Executive Officer and

Managing Director

+61 (0)2 9413 2028

Peter Scott

Chief Financial Officer

+61 (0)2 9413 2028

Media Enquiries

Stuart Carson

FD Third Person

+61 (0)2 8298 6100

ASX: GCL

MARKET RELEASE

NOBLE ANNOUNCES SUPERIOR PROPOSAL OF $7.00 PER

SHARE FOR GLOUCESTER COAL

Noble Group Ltd (“Noble”) today announced that it proposes to increase its cash offer for Gloucester Coal (“Gloucester” – ASX:GCL) to $7.00 per share (“Proposal”). The Proposal is conditional on:

•   Gloucester’s bid for Whitehaven Coal Limited (“Whitehaven”) not proceeding or otherwise lapsing or being withdrawn;

•   Gloucester announcing that:

•   the independent directors of Gloucester have formed the opinion, reasonably formed in good faith and for a proper purpose based on their fiduciary duties, that Noble’s proposal is more in the interests of Gloucester’s shareholders than Gloucester’s bid for Whitehaven; and

•   as a result the Gloucester bid for Whitehaven will not proceed unless Noble’s bid lapses or does not otherwise proceed.

Gloucester’s independent directors have carefully considered Noble’s proposal and unanimously formed the opinion, reasonably formed in good faith and for a proper purpose based on their fiduciary duties, that Noble’s proposal is more in the interests of Gloucester’s shareholders than Gloucester’s bid for Whitehaven.

Noble’s proposal is therefore a superior proposal as defined in the condition set out in section 12.8(i) of Gloucester’s Bidder’s Statement. Now that this condition has been triggered, in accordance with orders of the Takeovers Panel, it cannot be waived unless Noble’s increased bid lapses or does not otherwise proceed.

As a result, the Whitehaven Merger will not proceed unless Noble’s increased bid lapses or does not otherwise proceed.

Gloucester directors unanimously recommend that Gloucester shareholders accept the increased Noble offer in the absence of a superior offer

MEDIA RELEASE

NOBLE GROUP INCREASES ITS CASH OFFER FOR GLOUCESTER COAL

TO $7.00 PER SHARE

Noble Group Ltd (“Noble”) today announced that it proposes to increase its cash offer for Gloucester Coal (“Gloucester” – ASX:GCL) to $7.00 per share. The proposal is conditional on:

•	Gloucester’s bid for Whitehaven not proceeding or otherwise lapsing or being withdrawn;

•	Gloucester announcing that:

•

the independent directors of Gloucester have formed the opinion, reasonably formed in good faith and for a proper purpose based on their fiduciary duties, that Noble’s proposal is more in the interests of Gloucester’s shareholders than Gloucester’s bid for Whitehaven; and

•	as a result the Gloucester bid for Whitehaven will not proceed unless Noble’s bid lapses or does not otherwise proceed.

Noble’s proposed A$7 cash offer represents a substantial premium for control of Gloucester, including a:

•	123% premium to the closing price of Gloucester Shares on 19 February 2009, the last Trading Day for Gloucester Shares prior to announcement of the Whitehaven Merger (“Whitehaven Announcement”)[1];

•	114% premium to the 1 month volume weighted average price [2] of Gloucester Shares prior to the Whitehaven Announcement;

•	118% premium to the 3 month volume weighted average price [3] of Gloucester Shares prior to the Whitehaven Announcement;

•	24% premium per Gloucester share as implied in the Whitehaven Merger as at 14 May 2009 [4], being the last Trading Day prior to this announcement; and

•	44% premium to Noble’s initial cash offer of $4.85.

Noble’s offer remains conditional on the Whitehaven Merger not proceeding and certain prescribed occurrences.

[1]	Adjusted to reflect the 13.5 cent per share interim dividend which was retained by Gloucester shareholders entitled to receive it. The closing price of Gloucester on the day before the Whitehaven Announcement was $3.28. Adjusted for the dividend, the ex-dividend price is $3.15
[2]	The 1 month volume weighted price (“VWAP”) of Gloucester prior to the Whitehaven Announcement was $3.40. Adjusting for the interim dividend, the ex-dividend 1 month VWAP is $3.27.
[3]	The 3 month VWAP of Gloucester prior to the Whitehaven Announcement was $3.34. Adjusting for the interim dividend, the ex-dividend 3 month VWAP is $3.21.
[4]	The Gloucester share price as implied in the Whitehaven Merger is calculated by multiplying the exchange ratio of 1:2.45 by the closing price of Whitehaven on 14 May 2009 which was $2.30. On this basis, the Gloucester price implied by the Whitehaven Merger is $5.64 per share.

Noble intends to discontinue the High Court proceedings it commenced this week for judicial review of the Takeovers Panel decision in relation to the Whitehaven Merger.

Noble also now intends to make offers to all persons holding Gloucester options to acquire (or have cancelled) each such option for a cash consideration, per option, equal to the difference between the consideration offered under the Noble offer in respect of each Gloucester share and the exercise price of the relevant option, conditional only on the same conditions as the Noble offer for Gloucester shares, which consideration will be paid within 5 business days after the later of the offers becoming unconditional and acceptance by the relevant option holder .

Noble will lodge a Supplementary Bidder’s Statement and Variation of its offer in due course.

Noble dispatched its Bidders Statement today. Gloucester Shareholders with any questions about the offer, should call the Noble Offer Information Line on 1300 796 881 (within Australia) or +61 2 8256 3372 (outside Australia).

15 May 2009

For further information, please contact:

Mr. Stephen Brown, Noble Group Limited

Tel: +852 2250 2060

Fax: +852 2861 0018

Email: stephenbrown@thisisnoble.com

About Noble Group

Noble Group (SGX: NOBL) is a market leader in managing the global supply chain of agricultural, industrial and energy products. We operate from over 100 offices in more than 40 countries, serving 4000+ customers. Noble manages a diversified portfolio of essential raw materials, integrating the sourcing, marketing, processing, financing and transportation.

With 2008 annual revenues exceeding US$36 billion, Noble continues its transition to owning and managing more strategic assets, sourcing from low cost production markets such as Brazil, Australia and Indonesia and supplying to high growth demand markets including China, India and the Middle East. Today Noble owns coal and iron ore mines, grain crushing facilities, sugar and ethanol plants, vessels, ports and other infrastructure to ensure high quality products are delivered in the most efficient and timely manner to its customers.

In 2008, Noble debuted on the Fortune Global 500 (#349), was included in the new 30 security Straits Times Index, gained a top ten placing in the ACCA/CFO Asia “Regional Corporate Transparency Index (CTI)” and received a BBB- rating (investment grade) from Fitch. Noble was placed on the Forbes Global 2000 and Forbes Fab 50 while being included in the S&P Global Challengers and The Asset’s Best 60 Corporate Governance Award. Noble also received the Corporate Governance Recognition Award: Classes Of 2006 – 2008 – by Corporate Governance Asia and was chosen as one of FinanceAsia’s Best Companies. In 2005, Noble joined the MSCI Singapore Index. During this period, the Group was recognized as one of BusinessWeek’s Stars of Asia and a Best Employer by Hewitt Associates.

WHITEHAVEN COAL LIMITED ABN 68 124 425 396 Level 9 1 York Street Sydney, NSW 2000 PO Box R1113 Royal Exchange NSW 1225 Ph: 02 8507 9700 Fax: 02 8507 9701 Web: www.whitehaven.net.au

18 May 2009

UPDATE ON MERGER WITH GLOUCESTER COAL

Whitehaven Coal Limited (“Whitehaven”) notes the announcement on 15 May 2009 by Gloucester Coal Limited (“Gloucester”) regarding the increased cash offer of $7.00 per share by Noble Group Limited (“Noble”) for all of the shares in Gloucester (“Noble Offer”) that was announced on the same day.

The Gloucester directors have announced that in their view the Noble Offer is superior to the proposed merger with Whitehaven. As a result, the Whitehaven merger will not proceed, unless the Noble Offer lapses or does not otherwise proceed which is highly unlikely.

Whitehaven remains focused on creating value for its shareholders through the significant growth opportunities within its current portfolio of mines and projects in the Gunnedah Basin.

For further information, please contact:

Tony Haggarty – Managing Director Tel: 02 8248 1257

Kate Kerrison – Kate Kerrison + Company Tel: 0413 946 704

Email: kate@katekerrison.com.au

Annexure B

Independent expert’s report – 18 May 2009

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

The Directors	QV1
Gloucester Coal Limited	250 St Georges Terrace
Level 15 (Tower B)	PERTH WA 6000
799 Pacific Highway	GPO Box D198
CHATSWOOD NSW 2067	PERTH WA 6840
DX 77 Perth
Australia
www.pwc.com/au
Telephone +61 8 9238 3000
18 May 2009	Facsimile +61 8 9238 3999

Dear Sirs

Independent Expert’s Report in relation to whether the Offer from Noble Group Limited to acquire shares in Gloucester Coal Limited (GCL) is more in the interests of GCL shareholders than the Offer by GCL to acquire shares in Whitehaven Coal Limited

1.	On 19 February 2009, GCL entered into a Merger Implementation Agreement with Whitehaven Coal Limited (WHC), under which it is proposed that GCL will acquire all of the issued shares of WHC by way of an off-market takeover (the WHC Proposal). Under the WHC Proposal, WHC shareholders will receive one GCL share for every 2.45 WHC shares held. The WHC Proposal is subject to a number of conditions including no superior proposal for GCL being made or announced before the end of the offer period.

2.	On 27 February 2009, Noble Group Limited (Noble), a 21.7% shareholder in GCL announced its intention to make a cash offer at $4.85 per share for the GCL shares it did not already hold. The offer price was increased to $6.00 on 5 May 2009 and to $7.00 on 15 May 2009 (the Noble Offer). The Noble Offer is conditional upon the WHC Proposal not proceeding and has no minimum acceptance threshold.

3.	You have requested PricewaterhouseCoopers Securities Ltd (PwCS) to prepare an independent expert’s report assessing whether the Noble Offer is more in the interests of GCL’s non-associated shareholders than the WHC Proposal. This report has been prepared to assist the independent directors of GCL in assessing whether the Noble Offer is a superior offer and is to be released to the market under Orders of the Takeovers Panel.

Our Opinion

4.	In our view, in the absence of a more favourable proposal on better terms, the Noble Offer is more in the interests of GCL shareholders than the WHC Proposal. The reasons for our opinion are summarised below.

Fairness

5.	In a control transaction, an offer is fair if the value of the offer price or consideration is equal to or greater than the controlling interest value of the security which are the subject of the offer.

6.	In our opinion, the Noble Offer is not fair. The offer consideration of $7.00 per GCL share is below our range of assessed values of GCL shares (inclusive of a control premium) of $8.00 to $11.00. It is also below our range of assessed values of GCL shares under the merger with WHC (including a control premium) of $8.80 to $12.60.

7.	The assessment of the fairness of the WHC Proposal is less straight forward. As noted by the Takeovers Panel, this proposal does not constitute a “control transaction”. In contrast to the Noble Offer, GCL shareholders retain their shareholding interest (in an expanded GCL group) and are not deprived of the future opportunity to realise a full control premium on the disposal of their shares. For this reason, it is arguable that the fairness of the WHC Proposal should be assessed using values for GCL shares excluding any control premium.

8.	On this approach, the WHC Proposal is arguably fair because our assessed price at which GCL shares are anticipated to trade post merger of $5.30 to $6.10 (before any potential uplift for market re-rating or merger benefits not explicitly recognised in this assessment) exceeds our assessment of the price at which GCL shares will likely trade on a stand-alone basis of $4.80 to $5.30.

9.	Although the WHC Proposal does not involve a “control transaction”, GCL shareholders will nevertheless be diluted by up to 68%, albeit in a much larger merged group. Further, entities associated[1] with FRC[2] and AMCI[3] will hold a significant but not controlling shareholding interest (20% to 25% and 20% to 24% respectively) in the expanded GCL group. ASIC Regulatory Guide 111 suggests that in such circumstances fairness should be assessed by reference to values inclusive of a control premium. By this criteria, the WHC Proposal is not fair as the dilution in GCL shareholding interests is not occurring on terms which reflect values for GCL shares on a controlling interest basis. In our view, however, it is not commercially reasonable for GCL shareholders to expect to receive a control premium in the circumstances of the WHC Proposal.

10.	Our assessed values are summarised below.

[1]	For the purposes of this report, the term “associated” refers to family and business relationships which are considered relevant in the context of this report rather than its interpretation under the Corporations Act 2001 or other statute.
[2]	FRC – First Reserve Corporation (holdings of FRC Whitehaven Holdings BV are treated as being associated with FRC).
[3]	AMCI – American Metals & Coal International Inc (holdings associated with AMCI Capital, Mr F Kundrun and Mr H Mende and their family members are treated as being associated).

(2)

Fairness Assessment

Value per share (fully diluted)

	Low $	Preferred $	High $
GCL stand alone (controlling interest)	8.00	9.60	11.00
GCL under merger with WHC (controlling interest)	8.80	10.70	12.60

GCL stand alone (minority interest)	4.80	5.05	5.30
GCL share post WHC merger[1] (minority interest)	5.30	5.70	6.10
Noble Offer	7.00	7.00	7.00

(1)	Excludes potential benefits of market re-rating and unquantified merger benefits.

Source: PwCS analysis

Valuation of GCL Shares on a Controlling Interest Basis

11.	The value of GCL on a stand-alone basis ($8.00 to $11.00 per share) has been determined by aggregating the estimated value of the coal operations and other assets and liabilities (principally cash).

12.	The value of GCL assuming the WHC Proposal is implemented ($8.80 to $12.60 per share) is determined in a similar manner by aggregating the estimated value of coal operations and other assets and liabilities of WHC with those of GCL under assumed acceptance levels of 80% and 100%. In addition, the value of GCL assuming the WHC Proposal is implemented incorporates synergy benefits expected to arise at these ownership levels. The Narrabri North underground project represents a significant component of the value of the enlarged GCL group under the WHC Proposal (the Merged Group).

13.

The values of the GCL and WHC coal operations are determined using a range of sensitivities applied to static cash flow models developed from financial and mine models. Minarco-MineConsult Pty Ltd (Minarco) has been engaged as an independent technical specialist to review the GCL and WHC operating parameters and anticipated synergies. AME

(3)

Consulting Pty Ltd (AME) provided an independent market assessment of the prospects for coking and thermal coal. PwCS has relied upon the views of these technical specialists and considered a range of market views for key assumptions relating to coal prices and exchange rates.

14.	The ability to optimise production levels and the timing of project development in response to market conditions will enhance the value of GCL’s underlying operations on both a stand alone basis and under the WHC Proposal relative to the static model DCF assessments.

Nonetheless, the valuation ranges for both GCL on a stand-alone basis and under the WHC Proposal largely reflect Minarco’s assessment of operating parameters and AME’s outlook for coal prices.

Valuation of GCL Shares in the Merged Group on a Minority Interest Basis

15.	PwCS has considered the range of values for GCL shares evidenced by recent share trading on the Australian Securities Exchange (ASX) as a potential indicator of the price at which shares in the Merged Group may trade. However, the analysis is complicated by the lack of recent minority interest trading in GCL shares in the absence of the WHC Proposal or the Noble Offer (the Proposals). An analysis of share prices for other Australian listed coal mining companies has been performed to obtain an indication of the likely price range for GCL shares in the absence of the Proposals. The anticipated share trading range has been adjusted for the value accretion under the WHC Proposal including synergy benefits attributable to coal blending and potential taxation benefits.

16.	The value of GCL shares in the Merged Group may also benefit from a re-rating of the company due to factors such as the increased market capitalisation and the new shareholder profile. The extent and timing of any re-rating of GCL shares is uncertain and difficult to assess. Whilst a potential re-rating of GCL shares following the WHC Proposal may influence the relative consideration under the proposals, we consider it is most unlikely to make the WHC Proposal fair (relative to values including a control premium). As such, the potential for a re-rating of shares has been considered within our assessment of the reasonableness of the Proposals.

Reasonableness

17.	Given the mutually exclusive nature of the Proposals and the requirement for PwCS to assess which of the Proposals is more in the interests of non-associated GCL shareholders, PwCS has assessed reasonableness based only on the relative merits of the competing Proposals.

18.	The substance of the competing proposals is fundamentally different as follows:

•	the Noble Offer provides cash consideration for GCL shareholders who accept the offer and no continuing involvement in GCL; whereas

(4)

•	the WHC Proposal does not involve the disposal of GCL shares, but results in GCL shareholders holding shares in the Merged Group with an expanded capital base and new shareholder profile.

19.	The Noble Offer provides GCL shareholders with the certainty of a cash consideration of $7.00 per GCL share. The merits of this cash certainty under the Noble Offer have been evaluated against the alternative but less certain benefits and risks associated with an ongoing ownership interest in the Merged Group. If GCL shareholders accept the Noble Offer, they will forego these risks and benefits including the opportunity to potentially realise a full control premium on the disposal of their shares.

20.	It is not possible to predict with certainty the price at which GCL shares will trade if the WHC Proposal is implemented. The WHC Proposal is value accretive for GCL shareholders. We have assessed the likely range of GCL share prices under the WHC Proposal to be between $5.30 and $6.10 before any potential further uplift attributable to operational and market factors outlined in Section VII of our report. The Noble Offer of $7.00 represents a premium of 15% to 32% before any further uplift attributable to these factors.

21.	We consider there is a reasonable prospect that the share price of GCL following completion of the WHC Proposal will trade below our assessed valuation range at least in the shorter term. Some realignment of the shareholder base under the WHC Proposal or general market conditions may put downward pressure on the share price. Further, the realisation of identified operational and market related benefits of the WHC Proposal, and the recognition of these benefits within the share price of the Merged Group, are likely to take some time to eventuate and quite possibly not within the next 12 to 18 months.

22.	The recognition of these benefits in the share price will also be heavily influenced by success or otherwise in the development of the Narrabri underground project. This project, which is currently undergoing pre-production development, represents a significant component of our assessed value for the Merged Group under the WHC Proposal. Whilst the risks and operating parameters for this project are reflected in our assessed values, future events may arise with the Narrabri development which could adversely affect the future GCL share price.

23.	By accepting the Noble Offer, GCL shareholders will forego the opportunity to participate in any potential future control transaction. However, there is currently no such proposal for shares in the Merged Group and it may be some time before any such opportunity arises, if at all. PwCS considers that at least in the shorter term the Noble Offer price exceeds the price at which GCL shares are likely to trade if the WHC Proposal is implemented, even with the benefit of operational and market related factors. As such, we consider the loss of opportunity to participate in the anticipated net benefits arising from the WHC Proposal is not sufficient to outweigh the cash certainty provided to GCL shareholders by the Noble Offer of $7.00 per share.

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24.	There will be tax consequences for GCL shareholders in the event the Noble Offer is successful. The consequences will vary between individual shareholders. General advice in relation to the tax implications of the Noble Offer is set out in Section 7 of the Bidders Statement for the Noble Offer.

Prospect of Other Proposals

25.	The directors of GCL have advised that the Noble Offer and the WHC proposal are the only proposals available to GCL at the date of this report. In the event that an alternative offer on better terms emerges before the end of the offer period, GCL shareholders who have not accepted the Noble Offer will be entitled to consider the alternative offer or proposal.

Conclusion

26.	PwCS considers that at least in the immediate term, the prospects of the GCL share price exceeding the Noble Offer either on a stand-alone basis or following the implementation of the WHC Proposal are highly uncertain. Accordingly, PwCS considers that the $7.00 cash offer from Noble provides significantly greater certainty for the GCL non-associated shareholders.

27.	PwCS considers that the Noble Offer is not fair but it is more reasonable than the WHC Proposal. In the absence of a more favourable proposal on better terms, the Noble Offer is more in the interests of GCL’s non-associated shareholders than the WHC Proposal.

28.	In assessing the relative merits of the Proposals, we have not considered the position of shareholders who do not accept the Noble Offer.

Yours	faithfully

Roger Port	Nigel Smythe
Authorised Representative	Authorised Representative

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STRUCTURE OF REPORT

The balance of this report is set out in the following sections.

I	Terms of the Proposals
II	Basis for Our Evaluation of the Noble Offer and the WHC Proposal
III	Analysis of GCL
IV	Value of GCL Shares
V	Analysis of WHC
VI	Valuation of Merged Group Shares
VII	Other Matters Relevant to Our Assessment of the Proposals

Appendices

A	Declarations and Disclosures
B	Sources of Information
C	Financial Services Guide
D	Determination of Discount Rates
E	Summary of DCF Valuations
F	AME Report
G	Minarco Technical Specialist Report

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I	TERMS OF THE PROPOSALS

The Noble Offer

29.	On 27 February 2009, Noble announced a takeover bid for GCL of $4.85 per share. On 5 May 2009, Noble announced an increase in its takeover bid to $6.00 cash per GCL share. Noble increased its offer to $7.00 per share after the close of trading on 15 May 2009. The Noble Offer is not subject to a minimum acceptance condition but is subject to the WHC Proposal not proceeding. GCL directors have announced that the Noble Offer is a superior proposal and the WHC Proposal will now no longer proceed unless the Noble Offer lapses or does not otherwise proceed. The Noble Offer is also subject to a number of prescribed adverse occurrences not arising.

30.	The Noble Offer is a cash offer for GCL shares. The GCL shareholders who accept the Noble Offer will exchange their GCL shares for cash consideration and will have no ongoing interest in GCL.

31.	Noble has announced that it intends to make offers to the holders of all GCL options to have such options acquired or cancelled for a cash consideration equal to the difference between its bid price of $7.00 and the exercise price of the relevant option. The offer is to be subject to the same conditions as the Noble Offer.

32.	The Noble Offer was sent to security holders on 15 May 2009, prior to announcing its intention to increase its offer from $6.00 to $7.00 per GCL share. Noble has announced its intention to issue a Supplementary Bidders Statement and Variation of Offer.

Intentions of Noble

33.	If the Noble Offer is successful, the directors of Noble have stated that, whilst they have made no definitive decision as to future business models at this time, they intend to:

•	continue to operate the business of GCL in its current form subject to a thorough review following the offer period;

•

replace the board of GCL with nominee directors of Noble (if Noble does not gain sufficient shares to move to compulsory acquisition Noble will appoint an appropriate number of independent directors to represent minority interests, and intends that directors will operate in a manner in accordance with their fiduciary duties in the context of a partly owned company); and

•	rationalise certain head office activities.

34.	Noble has stated that it has not formed any plans to change or affect the future employment of the present employees of GCL operating in the Gloucester Basin.

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35.	In the event that Noble acquires 90% or more of GCL, Noble intends to proceed with the compulsory acquisition of outstanding GCL shares and GCL will be removed from the official list of the ASX. If Noble acquires less than 90% of GCL and gains effective control, it will continue to undertake the intentions listed above subject to the legal requirements of GCL directors to consider the interests of GCL shareholders. However, in such circumstances Noble will also consider the merits of continuing to list GCL shares on the ASX.

36.	In the event that Noble does not gain effective control of GCL and it is not entitled to compulsorily acquire the outstanding GCL shares, Noble will seek to maximise value from its investment in GCL. Such options may include further increases to its shareholding in GCL through the creeping acquisition provisions of the Corporations Act or by divestment of all or part of its investment in GCL.

The WHC Proposal

Overview

37.	On 19 February 2009, GCL entered into a Merger Implementation Agreement with WHC under which it is proposed that GCL will acquire all of the issued shares of WHC through the issue of new GCL shares to WHC shareholders.

38.	Under the WHC Proposal, WHC shareholders are to receive one share in GCL for every 2.45 WHC shares held. The Merger Implementation Agreement also provides for cancellation of all existing WHC share options and rights to the future subscription for WHC shares and replacement with comparable share options and rights in relation to GCL shares adjusted to broadly reflect the share exchange ratio of the WHC Proposal.

39.	At the date of this report, GCL had received acceptances for 39.6% of WHC issued shares. However, such acceptances are conditional upon the directors of GCL not declaring the Noble Offer (or any alternative proposal) to be a superior proposal and terminating the WHC Proposal. If the WHC Proposal is 100% successful, existing GCL shareholders will collectively hold approximately 32% of the expanded share capital of GCL on a fully diluted basis. If the WHC Proposal is 80% successful, existing GCL shareholders will collectively hold approximately 38% of the expanded share capital of GCL.

40.	GCL is to appoint all of WHC’s existing directors (except for Mr Hans Mende) to the board of GCL immediately following the WHC Proposal being declared unconditional. The WHC directors have indicated that they intend to accept the GCL offer in respect of the shareholdings they own or control in the absence of a superior proposal. The aggregated shareholding of WHC’s existing directors and associated[1] entities in the enlarged GCL group will represent approximately 50% of the then issued share capital assuming 100% acceptance. The largest WHC shareholder (FRC) will have a voting interest of 21.7% in the Merged Group. If less than 100% of WHC shareholders accept, the relative holding of WHC’s existing directors and associated entities and WHC’s largest shareholder, will be higher.

[1]	As previously defined on page 2.

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Merger Implementation Agreement

41.	Details of the Merger Implementation Agreement are set out in the Bidders Statement for the WHC Proposal. Key features of the Merger Implementation Agreement for the WHC Proposal include:

•	WHC shareholders are to receive one share in GCL for every 2.45 WHC shares held;

•

at the same time as making the WHC Proposal, GCL must also make offers to replace existing WHC share options or existing offers for WHC share options held by entities associated with each of Messrs Haggarty, Plummer and Davies (all of which are directors of WHC) with GCL share options or offers for GCL share options. The replacement GCL share options are on comparable terms with the original WHC share options except that the exercise price is increased by a factor of 2.45 and the number of securities reduced by a factor of 2.45 (representing the share exchange ratio of the WHC Proposal);

•

conditional on the WHC Proposal becoming unconditional and WHC option holders agreeing to terminate or cancel their WHC options on terms reasonably acceptable to GCL, GCL must make offers to cancel all other existing WHC options on issue (for the potential issue of 3.53 million WHC shares) and replace them with new GCL options (for the potential issue of 1.44 million GCL shares) with the exercise price increased by a factor of 2.45, but otherwise on comparable terms;

•	GCL is to appoint all of WHC’s existing directors (except for Mr Hans Mende) to the board of GCL immediately following the WHC Proposal being declared unconditional;

•

WHC is to provide such information and assistance as GCL may reasonably request in support of GCL’s application for any regulatory approval or in response to a request from a public authority necessary to implement the WHC Offer in accordance with applicable law;

•	GCL is to receive a break fee of A$4.5 million if the WHC Proposal is not implemented due to certain circumstances arising from or relating to WHC;

•

each of GCL and WHC has undertaken not to solicit alternative third party proposals, but may act in good faith in relation to third party proposals where not to do so would represent a breach of fiduciary duty or would otherwise be unlawful. The Merger Implementation Agreement also provides rights to each of GCL and WHC to be notified of the details of any third party proposals and the right to match the terms of third party proposals within a period of three business days prior to entering into any binding agreement for such a proposal or publicly recommending acceptance of such a proposal; and

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•	the WHC Proposal being conditional on no superior proposal for GCL being made or announced before the end of the offer period.

42.	Implementation of the WHC Proposal is conditional on a number of matters including:

•	GCL securing a relevant interest in at least 80% of all WHC shares on issue; and

•	no prescribed occurrence or material adverse change occurring in relation to WHC prior to the end of the offer period.

Approvals

43.	There is no requirement for approval of the WHC Proposal by GCL shareholders.

Intentions of GCL Directors Post Merger

44.	If the WHC Proposal is successful, the directors of WHC and GCL have stated that, whilst they have made no definitive decision as to future business models at this time, it is intended to:

•	continue to operate the core businesses of GCL and WHC and to proceed with the development of the Narrabri North underground project and the Clareval project;

•	introduce new products through the blending of high sulphur, high ash GCL thermal coal with low sulphur, low ash WHC thermal coal;

•	rationalise certain head office activities;

•	over time it will seek to reduce the size of the board of GCL; and

•	commence a strategic review to further evaluate a number of integration matters including:

•	coal blending opportunities;

•	new market opportunities;

•	optimisation of port capacity; and

•	optimisation of capital expenditure over the existing operations and project pipeline of the Merged Group.

45.	WHC and GCL have also indicated that it has not formed any plans to change or affect the future employment of the present employees of GCL or WHC other than where functions are duplicated.

46.

In the event that GCL acquires 90% or more of WHC, then GCL intends to proceed with compulsory acquisition of outstanding WHC shares and WHC will be removed from the official list of the ASX. If GCL acquires less than 90% of WHC

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but more than 80%, it will consider undertaking the intentions listed above subject to the legal requirements of GCL directors to consider the interests of WHC shareholders. However, in such circumstances GCL will also consider the merits of maintaining WHC shares on the official list of the ASX and the opportunity to increase its shareholding in WHC through the creeping acquisition provisions of the Corporations Act.

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II	BASIS FOR OUR EVALUATION OF THE NOBLE OFFER AND THE WHC PROPOSAL

Purpose of the Report

47.	There is no requirement under the Corporations Act or ASX Listing Rules for the preparation of an independent expert’s report in relation to either the Noble Offer or the WHC Proposal.

48.	The WHC Proposal is conditional upon no superior proposal for GCL. Such a requirement exists as a result of the orders of the Takeovers Panel on 29 April 2009 specifying that the Merger Implementation Agreement be amended to include such a condition. In their orders of 29 April 2009, the Takeovers Panel indicated that a proposal is a superior proposal (in the specific context of their orders) if:

•	the independent directors of GCL form the opinion that the proposal is more in the interests of GCL shareholders than the WHC Proposal; and

•	the alternative proposal is conditional on the WHC Proposal not proceeding or otherwise lapsing or being withdrawn.

49.	The Noble Offer is conditional upon the WHC Proposal not proceeding or otherwise lapsing or being withdrawn. Accordingly, the Noble Offer will be regarded as a “superior proposal” if the independent directors of GCL form the opinion that the Noble Offer is more in the interests of GCL shareholders than the WHC Proposal. The directors of GCL have requested PwCS to prepare an independent assessment of whether the Noble Offer is more in the interests of GCL shareholders than the WHC Proposal.

Framework for Our Assessment

50.	There is no specific guidance in the Corporations Act or ASIC Regulatory Guides which deals specifically with the purpose of our report. However, in determining a basis on which to form its opinion, PwCS has given due consideration to:

•	the form of opinion required as a consequence of the orders of the Takeover Panel on 29 April 2009;

•	the underlying nature of each of the Noble Offer and the WHC Proposal; and

•

the Regulatory Guides issued by ASIC, particularly Regulatory Guide 111 “Content of Expert Reports” which gives ASIC’s view on how an expert can help security holders make informed decisions about transactions.

51.

The Takeovers Panel declared that the original form of the WHC Proposal constituted unacceptable circumstances and made an order that the WHC Proposal be subject to a condition of no superior proposal. This has been effected in the WHC Proposal made on 30 April 2009. We understand that the key concerns of the Takeovers Panel relate to the GCL shareholders not having

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an opportunity to participate in any benefits accruing from the Noble Offer or any alternative proposal for GCL in its pre-Merger form and the potential acquisition of a substantial interest in GCL not taking place in an efficient, competitive and informed market. As a consequence of the orders of the Takeovers Panel on 29 April 2009, the WHC Proposal is now subject to the independent directors of GCL forming an opinion to the effect that the WHC Proposal is more in the interests of GCL shareholders than the Noble Offer.

52.	The Noble Offer is a takeover offer under Chapter 6 of the Corporations Act for all GCL ordinary shares which are not already held by Noble. No independent expert’s report is required in relation to the Noble Offer under the Corporations Act as Noble’s existing voting power in GCL is less than 30% and there are no common directors with GCL.

53.	The WHC Proposal is a bid by GCL for WHC shares and options. However, given the relative sizes of GCL and WHC, in substance the WHC Proposal is a “reverse acquisition”. If the WHC Proposal is accepted in relation to between 80% and 100% of the issued shares in WHC, then depending on the level of acceptances and the potential exercise of share options:

•	WHC shareholders will collectively hold between approximately 62% and 68% of the enlarged share capital in GCL;

•	the largest significant shareholder in WHC (FRC) will hold between 20.6% and 25% of the enlarged share capital of GCL; and

•

entities associated[1] with the existing directors of WHC will hold between approximately 50% and 58% of the expanded share capital of GCL although the relevant interest of the directors in these securities is significantly lower.

54.	Section 606 of the Corporations Act generally prohibits the acquisition of a relevant interest in the issued voting securities of an entity if the acquisition results in a person’s voting power in a company increasing from below 20% to more than 20%, or from a starting point between 20% and 90%, without making an offer to all security holders of the entity[2] . However, as these interests in GCL arise as a consequence of accepting the WHC Proposal, the Corporations Act provides an exemption to the requirement to make an offer to all GCL security holders. If such exemption were not available, the allotment of GCL shares to FRC which will occur under the WHC Proposal would require approval by a majority of GCL shareholders at a general meeting with no votes being cast in respect of securities held by the acquirer or any of its associates.

[1]	As previously defined on page 2.
[2]	Subject to 3% “creep provisions” each six months

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55.	The Regulatory Guides reflect ASIC’s underlying philosophy in relation to control transactions[1] and the form of analysis undertaken in an independent expert report whether required under Chapter 6 of the Corporations Act or commissioned voluntarily.

56.	The Takeovers Panel deemed the WHC Proposal not to be a control transaction as no shareholder will have effective control over the Merged Group. Nevertheless, in considering an evaluation framework for our assessment, we have considered the requirements which would exist under Section 611 (item 7) of the Corporations Act if the exemption under Section 611 (item 2) had not applied. We have done this because under the WHC Proposal:

•	FRC will hold over 20% in the Merged Group; and

•	collectively, GCL shareholders exchange up to a 68% interest in GCL assets for a 32% interest in the net assets of WHC.

57.	The Corporations Act requires an expert to express an opinion using particular language depending on the type of transaction being evaluated including:

•	an opinion under Section 640 as to whether a takeover bid is “fair and reasonable”;

•	an opinion as to whether an acquisition of a relevant interest in issued voting securities under Section 611 (item 7) is “fair and reasonable”; and

•	an opinion under Clause 8303 of Part 3 of Schedule 8, as to whether a scheme of arrangement is “in the best interests of the members of the company”.

58.	The opinion to be formed as to whether a proposed scheme is “in the best interests of the members of the company” uses similar wording to the opinion required in this report as to whether the Noble Offer is “more in the interests of GCL’s shareholders than the WHC Proposal”. However, our assessment requires separate analysis of the relative merits of the Noble Offer and the WHC Proposal. The Noble Offer is a takeover bid and the substance of the WHC Proposal results in the acquisition of a relevant interest of more than 20% in the securities of GCL.

59.	Regulatory Guide 111 provides guidance in relation to the form of analysis to be undertaken by the expert in providing an opinion under each of the statutory requirements shown above. Specifically, for the purpose of assessing a scheme or the acquisition of a relevant interest which results in the acquisition (or allotment) of greater than 20% but does not obtain practical control of the company, Regulatory Guide 111 indicates that the expert should apply the analysis as if it was a takeover bid under Section 640.

[1]	A “control transaction” is a transaction where an entity acquires or increases a controlling interest in a company. Section 608 (4) of the Corporations Act states that an entity has control of a company if that entity has the capacity to determine the outcome of decisions about the company’s financial and operating policies.

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60.	Section 640 establishes two separate criteria for an expert analysing a takeover offer, namely fairness and reasonableness.

61.	In relation to a takeover bid under Section 640, “fairness” is assessed by comparison of the value of the offer price or consideration being paid with the value of the securities subject to the offer assessed assuming 100% ownership of the target. An offer is reasonable if it is fair, and it may also be reasonable if, despite being not fair, there are sufficient reasons for security holders to accept the takeover offer in the absence of any more favourable alternative before the completion of the offer.

62.	In the circumstances of control transactions which are not takeover offers under Section 640, Regulatory Guide 111 indicates that the expert should assess the transaction in terms of the convention established for takeovers pursuant to Section 640, being to apply the separate criteria of “fairness” and “reasonableness”. In relation to a proposed allotment of shares, the value of the consideration offered should be assessed against the value of the shares issued to the allottee on a 100% controlling interest basis (i.e. including a control premium), even though control may not pass and is irrespective of whether the consideration is in the form of scrip or cash. Regulatory Guide 111 indicates that such factors are taken into consideration in assessing the reasonableness of the proposed allotment.

63.	Having regard to the above, PwCS has assessed whether the Noble Offer is more in the interests of GCL shareholders than the WHC Proposal by reference to separate consideration of the “fairness” and “reasonableness” of the alternative proposals. This report provides analysis of the relative merits of the competing and mutually exclusive offers.

Basis of Assessment

64.	In comparing the merits of the Noble Offer and the WHC Proposal, PwCS consider that a key consideration for the non-associated shareholders of GCL is whether or not they will be better or worse off holding minority shareholdings in the Merged Group under the WHC Proposal relative to accepting the cash consideration offered for their GCL shares under the Noble Offer.

65.	Assessing the “fairness” of the WHC Proposal involves considering whether or not the terms of the share exchange include a control premium for GCL shareholders. We have done this by comparing the assessed value per GCL share on a controlling interest basis with the minority interest value of a share in the Merged Group.

66.	The nature of the orders of the Takeovers Panel is such that the interests of GCL’s non-associated shareholders must be considered as a whole in assessing the relative merits of the Noble Offer and the WHC Proposal. Accordingly, in undertaking our assessment, we have considered the likely impact of the Noble Offer and the WHC Proposal on GCL non-associated shareholders as a whole. We have not considered how the Noble Offer or the WHC Proposal may affect individual shareholders.

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67.	Further, our report is limited to the impact of the Noble Offer and the WHC Proposal to shareholders of GCL solely in their role as minority shareholders of GCL and does not consider strategic or other commercial relationships which may exist with individual shareholders other than in relation to the potential impact of these relationships on shareholders of GCL more generally.

68.	The matters considered in our analysis included the following:

•	the fairness of the Noble Offer by reference to the value of GCL shares on a controlling interest basis;

•	the fairness of the WHC Proposal;

•	the reasonableness of the Noble Offer and the WHC Proposal by reference to:

•

the underlying nature of the WHC Proposal and the terms of the associated Merger Implementation Agreement (including the impact of the WHC Proposal on the financial performance and financial position of GCL, the funding requirements of WHC’s growth projects and the synergy benefits that WHC and GCL management anticipate will arise);

•	GCL’s share trading history both before and after the announcement of the WHC Proposal and the Noble Offer;

•	the potential impact of the WHC Proposal on the GCL share price;

•	the cash certainty provided by the Noble Offer; and

•	other issues associated with the Noble Offer or the WHC Proposal which may advantage or disadvantage existing GCL shareholders.

Sources of Information

69.	In preparing this report, we have used and relied upon the information set out in Appendix B and representations made by both GCL and WHC management. Financial information set out in this report for the years ended 30 June 2006, 2007, 2008 and the six months ended 31 December 2008 is based on the audited financial statements of GCL and WHC. Any financial information relating to the period after 31 December 2008 is based on unaudited financial information. We have conducted checks, enquiries and analyses of the information provided which we regard as appropriate for the purposes of this report. Based on these procedures, we believe that the information used as the basis for forming the opinions in this report is accurate, complete and not misleading and we have no reason to believe that material information relevant to our report has been withheld. Whilst our work has involved an analysis of financial information and accounting records, it does not constitute an audit of either GCL or WHC in accordance with Australian Auditing Standards, and accordingly no such assurance is given in this report.

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70.	The information provided to us includes life of mine and other strategic cash flow models for both GCL and WHC prepared by each company’s respective management teams. Many of the companies’ projects have not yet progressed to detailed mine planning stage and are based on identified and target resources. We have reviewed management’s budgets and cash flow models to develop valuation models for the mining operations of both GCL and WHC and to assess the sensitivity of the value of these operations to changes in key assumptions.

71.	The information included in this report relating to prospective future events and cash flows does not purport to reflect forecast financial information, but reflects scenarios adopted for valuation purposes upon which extensive sensitivity has been undertaken in order to assess a likely valuation range. Apart from the earnings guidance for FY09 issued by GCL in the Supplementary Bidders Statement dated 14 May 2009, the directors of GCL and WHC have not included prospective financial information in either the Bidders Statement or the Target Statement relating to the WHC Proposal on the basis that there is significant uncertainty relating to the estimation of many parameters influencing future financial performance.

Reliance on Technical Experts

72.	To assist in our valuation of the coal assets held by GCL and WHC, Minarco provided a Technical Specialist Report for use and reliance by PwCS in the preparation of this independent expert’s report. Minarco has been engaged to assess the reasonableness of the resources and key operating parameters adopted by GCL and WHC in the strategic cash flow models (including coal quality, product mix, yields, development costs, operating and capital costs). Minarco has also considered the reasonableness of the key operational synergies as identified by the management of GCL and WHC for the WHC Proposal. PwCS has relied upon the work undertaken by Minarco in forming our valuation assessment. The Minarco report has been prepared to the standards required by the AusIMM Valmin Code.

73.	We are satisfied that:

•	Minarco has appropriate qualifications, industry experience and competence to conduct its assessments;

•	Minarco is suitably independent of GCL, WHC and Noble;

•	the methodologies used in its valuations are consistent with generally accepted industry practice; and

•	the Minarco report contains sufficient information to support the conclusions drawn.

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74.	The Minarco report is attached at Appendix G to our report and should be read in conjunction with our report.

75.	AME was engaged to provide commentary on the market for thermal and coking (metallurgical) coal products produced (or to be produced) by GCL and WHC and to provide views on the outlook for coal prices. The coal market report by AME provides additional relevant information in considering the Noble Offer and the WHC Proposal. PwCS has referred to the views of AME and other publicly available market outlooks for coal prices and foreign exchange rates in forming the valuation assessment.

76.	PwCS is satisfied that:

•	AME has appropriate qualifications, industry experience and competence to conduct its assessments;

•	AME is suitably independent of GCL, WHC and Noble; and

•	the AME report contains sufficient information to support the conclusions drawn.

77.	The AME report is attached at Appendix F to our report and should be read in conjunction with our report.

General Advice

78.	In preparing this report, PwCS has considered the interests of the shareholders of GCL taken as a whole. This report contains only general financial product advice and does not consider the personal objectives, financial situation or needs of individual shareholders of GCL. An individual’s decision in relation to GCL securities may be impacted by the individual’s particular circumstances and shareholders may wish to obtain personal financial product advice from their financial adviser.

79.	The achievement of either the prospective financial information prepared by management or the cash flows and assumptions that PwCS, Minarco and AME have adopted for the purposes of PwCS’ assessment of the relative merits of the Noble Offer and the WHC Proposal is not warranted or guaranteed by PwCS. This information is based on predictions of future events, many of which are outside the control of management, and is therefore inherently uncertain. Actual results and outcomes may differ materially from forward looking information.

80.	PwCS’ assessment has been made as at the date of our report. Economic conditions, market factors and performance changes may result in the report becoming outdated. PwCS reserves the right to review its assessments and, if considered necessary, to issue an addendum to this report, in the light of any relevant material information which subsequently becomes known to PwCS prior to the superior offer condition in the WHC Proposal ceasing to have effect.

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Scope Exclusions

81.	This report has been prepared for the purpose of assisting the directors of GCL make their assessment as to whether the Noble Offer is a superior proposal to the WHC Proposal. The directors determined that the Noble Offer was a superior proposal prior to the finalisation of this report. The WHC Proposal will now only proceed if the Noble Offer of $7.00 per share lapses or does not otherwise proceed. This report will be provided to GCL shareholders to assist them. This report cannot and should not be relied upon for any other purpose or by any other party. Accordingly, PwCS does not assume any responsibility or liability for any losses suffered as a result of the use of this report contrary to the provisions of this paragraph.

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III	ANALYSIS OF GCL

Background

82.	GCL is a coal mining company producing semi-hard coking coal and thermal coal from mines in the Gloucester Basin, approximately 100 kilometres north of Newcastle in New South Wales.

83.	A brief background regarding the evolution of GCL up to the date of the WHC Proposal is as follows:

1984	Listed on ASX as Centenary International Mining Limited with a focus on the evaluation of various mineral prospects in Western Australia

1993 - 1995	GCL acquired a 70% interest in coal tenements in the Gloucester Basin from Excel Coal Limited (Excel), divested non-core assets and entered into a joint venture with Itochu Corporation (Itochu) to develop an open cut coal mine on the Gloucester Basin coal tenements at Stratford. Itochu acquired a 10% interest in the Stratford joint venture from Excel. Production at Stratford commenced in 1995

1997	GCL acquired the remaining interest held by Excel in the Gloucester Basin coal tenements

2000	GCL incurred substantial trading losses arising from unfavourable hedging arrangements and was re-capitalised through the injection of equity by UK Coal plc which as a consequence increased its ownership interest to 97%

2002	Changed its name to Gloucester Coal Ltd

2003	Commenced open cut coal mining operations at Duralie in the Gloucester Basin

2004	GCL operations are restored to profitability and UK Coal plc completed a selldown of its shareholding to a variety of investors for $0.69 per share

2005	GCL acquired the 10% interest in the Stratford joint venture held by Itochu to give full ownership of both the Stratford and Duralie mining operations

2007	GCL shareholders reject a proposal from Xstrata to acquire ordinary shares at $4.75 per share by way of a scheme of arrangement

Overview of Operations

84.	GCL’s principal operations and assets are all located in Gloucester Basin. The coal measures in the Gloucester Basin are characterised by a narrow syncline with a northward plunge along the length. Seams dip quite steeply at the fringes of the syncline. The main seams of the lower stratigraphy (Clareval and Weismantel) extend from the southern area of GCL’s tenement holdings to the north whereas main seams from the upper stratigraphy (Bowen Road, Avon, Roseville and Cloverdale) only remain in the northern part of the tenement holding. GCL’s principal assets comprise:

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•	Mining operations at Stratford

The Stratford mining operations are located in the northern section of the Gloucester Basin approximately 15 kilometres south of Gloucester. Mining activity at Stratford is currently undertaken at the Bowens Road North (BRN) and Roseville open cut mines and the recovery of a small quantity of predominantly thermal coal rejects from previous mining and processing activities.

The BRN pit is mined at the rate of approximately 0.9 Mtpa of run of mine (ROM) coal and produces mostly thermal coal. The Roseville pit is mined at the rate of approximately 0.2 Mtpa ROM coal and produces mostly coking coal. Both pits follow generally thin and deep dipping seams along the syncline. The thermal coal mined at Stratford is characterised by high ash but with lower sulphur and lower volatile content than GCL’s other thermal resources. Coal mined from BRN is primarily blended with other coal from GCL’s operations to produce thermal or coking coal for export. Similarly the coking coal mined at Stratford has lower sulphur than the lower measures and provides coking coal with low ash and high fluidity qualities that is used for blending. The mining operations are contracted to Ditchfield Contracting.

Near term exploration targets in the Stratford area include extensions to the Roseville pit and resources at Avon North. GCL is also evaluating the Weismantel and Clareval seams at Stratford.

•	Mining operations at Duralie

The Duralie mining operations are located approximately 20 kilometres south of Stratford in the southern part of GCL’s tenement holdings. Mining at Duralie is currently undertaken at the Weismantel open cut pit with mining northward along the Weismantel seam at approximately 1.8 Mtpa ROM. GCL is currently preparing an application to extend the approved mining area for the Weismantel pit a further 1.5 kilometres north and to include the adjacent Clareval seam. The Clareval pit is anticipated to have a higher coking product yield than Weismantel and a thermal product with sulphur content within quality specifications for export. Deeper sections of the Weismantel seam have potential for future underground operations at Duralie.

The Weismantel seam is thicker than the seams mined at Stratford and comprises an upper section of predominantly high energy, moderate sulphur thermal coal and a lower section of low ash, high fluidity coking coal. The coals from the Weismantel seam have a higher sulphur content than the coals currently mined in the upper seams at Stratford.

The mine is operated by Leighton Mining. GCL is in advanced negotiations with Leighton Mining for renewal of the existing contract which is due to expire in June 2009. Coal is transported from Duralie to Stratford by rail for processing.

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•	The Stratford coal handling and processing plant (CHPP)

GCL has facilities at Stratford for the beneficiation of ROM coal to saleable product coal. All of the ROM coals produced from the Stratford and Duralie operations are currently processed at the Stratford CHPP. The existing CHPP has capacity for treatment of up to 3.2 Mtpa of ROM coal (approximately 2.1 Mtpa of saleable product coal on current yields). Coals from Stratford and Duralie are blended to optimise the carbon and energy content, fluidity, ash and sulphur attributes of product coals. The blending produces a variety of coking and thermal coal products which are transported by rail to Newcastle for export.

GCL has commenced an expansion and process refinement project at the CHPP to increase ROM treatment capacity to 4.3 Mtpa (completion due in mid 2010). The stockpile area and product handling capacity at Stratford is also being expanded (completion by mid 2009) to provide additional stockpile capacity and to enhance blending. The capacity upgrades are to accommodate the anticipated availability to GCL of additional coal export capacity at the Port of Newcastle and expansion of mining activities at Duralie.

•	Other coal exploration rights and landholdings in the Gloucester Basin

GCL holds two coal authorisations and an exploration licence surrounding its mining leases at Stratford and Duralie. This includes the Grant and Chainey exploration area between Stratford and Duralie. GCL holds more than 5,000 hectares of freehold land adjacent to existing and planned mining operations in the Gloucester Basin region to facilitate the conduct of its current and prospective mining activities.

85.	GCL’s coal reserves and resources as at 31 December 2008 are summarised below:

		Coal	Resources[2]
Area		Reserves[1]	Measured	Indicated	Inferred	Total
Stratford	Mt	26.8	7.1	17.2	11.0	35.3
Duralie	Mt	11.2	11.8	25.0	4.0	40.8
Grant & Chainey	Mt	—	—	—	33.0	33.0
Weismantel (underground)	Mt	—	0.9	39.9	59.0	99.8

Total		38.0	19.8	82.1	107.0	208.9

[1]	Proved and probable recoverable coal reserves as at 31 December 2008 in accordance with the JORC code
[2]	Coal resources as at 31 December 2008 in accordance with the JORC code. Resources are inclusive of reserves
The above coal Reserve and Resources information is a summary only. For complete details of the coal Reserves and Resources information, refer to “Reserves and Resources Upgrade” lodged with ASX by Gloucester Coal Ltd on 17 February 2009.

86.	GCL has refocused efforts on exploration over the past two years and has progressively announced increases in coal resources and reserves over this period, notably from the inclusion of additional reserves and resources from extensions to Roseville (Stratford) and from the addition of the Clareval seam (at Duralie). In addition, GCL has a current exploration target to increase JORC compliant resources by between 180 and 275 million tonnes of thermal and semi-hard coking coal (not currently reflected in JORC compliant resource estimates).

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87.	GCL produced approximately 1.8 million tonnes of product coal for the year ended 30 June 2008 and approximately 0.9 million tonnes in the half year ended 31 December 2008. A summary of production over each six month period from July 2006 to December 2008 is reflected below.

GCL coal production (six monthly)

Source: GCL management

88.	Thermal and semi-hard coking coals produced by GCL are predominantly exported to Asia through to the Port of Newcastle although occasional sales of small quantities of thermal coal have been made to domestic customers. Coking coal produced by GCL is sold to North Asian customers (primarily Japanese steel mills) under contracted arrangements with prices negotiated relative to the Japanese Fiscal Year (JFY) benchmark prices (in US dollars). GCL’s thermal coal, having an above benchmark sulphur and ash content, is mostly sold under US dollar contracts to international commodity traders who blend with lower sulphur thermal coals before on-selling in the export market.

89.	The export of coal through the Port of Newcastle is capacity constrained with a complex capacity allocation mechanism in place which allots the Port of Newcastle’s annual coal handling export capacity (on a quarterly basis) to approximately 15 coal exporters. Consistent with other regional coal exporters, GCL’s mining and production levels over the above periods have been principally driven by the export capacity it has been allocated.

90.	The capacity balancing system adopted by the Port of Newcastle is intended to be an interim measure until additional capacity is installed. In 2008, the Port of Newcastle exported 91.4 Mt (below its notional capacity of 102 Mtpa) from its two existing coal terminals with over 1,000 vessels loaded during the year from the five existing dedicated coal shipping berths. There are plans to increase capacity to 211 Mt over the next five years through expansion of Port Waratah Coal Handling Services (PWCHS) infrastructure to 145 Mtpa and the establishment of new facilities with ultimate capacity of 66 Mtpa by the Newcastle Coal Infrastructure Group (NCIG).

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91.	PWCHS has commenced the expansion of existing coal handling and loading facilities at the port which is expected to increase capacity to 113 Mtpa by the end of 2009. In addition, NCIG has commenced the construction of a third coal export terminal in Newcastle, the first phase of which is expected to be completed by 2011 providing an additional 30 Mtpa in capacity. The additional PWCHS expansion to 145 Mtpa through construction of a fourth export terminal and phase two of the NCIG infrastructure are both subject to feasibility studies. It is unclear how the recent decline in coal prices and reduced availability of credit may impact both the timing and amount of associated user commitments and charges for access to the new infrastructure.

Physical Coal Production and Sales

92.	All ROM coal is processed through GCL’s CHPP at Stratford. The yield of marketable coal produced from ROM coal varies between coal sources, but has improved in recent periods primarily due to enhancements at the CHPP. The volumes of GCL’s coal production and sales for the three years ended 30 June 2008 and the half year ended 31 December 2008 are summarised below.

		12 mths ended Jun-06	12 mths ended Jun-07	12 mths ended Jun-08	6 mths ended Dec-08
Coal source
Duralie	Mt	1.60	1.84	1.76	0.80
Bowens Road North	Mt	1.01	0.86	0.75	0.42
Codisposal	Mt	0.33	0.30	0.04	0.00
Roseville	Mt	0.00	0.12	0.21	0.08

Total ROM feed to coal plant		2.94	3.12	2.76	1.30

Yield - coking	%	19.1%	18.1%	19.9%	19.9%
Yield - thermal	%	44.3%	46.0%	45.5%	47.5%
Total yield	%	63.3%	64.1%	65.2%	67.5%

Product - coking	Mt	0.56	0.57	0.55	0.26
Product - thermal	Mt	1.30	1.43	1.25	0.62

Coal produced	Mt	1.86	2.00	1.80	0.88

Purchased coal	Mt	0.13	0.14	0.12	0.05

Product coal available	Mt	1.99	2.14	1.92	0.93

Sales[1]
Coking	Mt	0.68	0.71	0.74	0.26
Thermal	Mt	1.25	1.46	1.16	0.66

Total sales		1.93	2.17	1.90	0.92

[1]	GCL purchases a small quantity of coal from third parties to supplement production levels to meet customer commitments. Sales volumes include sales of coal purchased from third parties

Source: GCL management

93.	During 2008, GCL focused more on coking coal sales in order to benefit from high contract prices. Excess thermal product was held back from the limited 2008 capacity available in the coal distribution network. The stockpiled thermal product is being released now that coking coal prices have eased.

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94.	GCL produced approximately 0.6 Mt ROM coal during the quarter ended 31 March 2009 including 0.3 Mt from the BRN operation to meet thermal coal sales commitments. Sales of coal, net of purchases, during the quarter ended 31 March 2009 totalled 0.5 Mt, including 0.4 Mt of thermal coal reflecting the sustained strong relative demand for thermal coal and the deferral of coking coal purchases by customers given the impending commencement of a new Japanese fiscal year.

Financial Performance

95.	Set out below is a summary of the financial performance of GCL for the three years ended 30 June 2008 and the six months to 31 December 2008.

$ millions	Audited FY06	Audited FY07	Audited FY08	Reviewed HY09
Revenue from sale of coal	153.7	151.9	159.6	137.3
Cost of sales	(97.8)	(115.0)	(116.1)	(75.1)

Gross profit	55.9	36.9	43.5	62.2
Gross profit margin	36%	24%	27%	45%

Gross profit excluding depreciation and amortisation	62.2	43.4	49.9	65.1
Other income/expense	0.4	(1.9)	(1.5)	1.6
Administration expenses	(4.3)	(7.3)	(6.5)	(3.6)

EBITDA	58.3	34.2	41.9	63.1

Depreciation and amortisation	(6.3)	(6.5)	(6.4)	(2.9)

EBIT	52.0	27.7	35.5	60.2

Net financing costs	(2.4)	(1.9)	(1.7)	0.0

Profit before income tax	49.6	25.8	33.8	60.2

Income tax expense	(9.3)	(7.8)	(10.4)	(16.2)

Net profit after income tax	40.3	18.0	23.4	44.0

Average realised price (A$/tonne)	$79.84	$70.13	$83.87	$149.11
Average cost of sales (A$/tonne)	$50.81	$53.09	$61.01	$81.56
Average cost of sales (A$/tonne) excluding impact of third party coal purchases	$46.36	$51.02	$57.36	$68.47

Source: GCL financial statements and PwCS calculations

96.	Despite increased sales volumes, GCL experienced a decline in profitability in FY07 relative to FY06 primarily due to lower realised prices (reduced coking coal prices and the adverse impact of a strengthened Australian dollar) but also due to higher mining costs per product tonne due to higher volumes of waste removal, mining cost escalation and demurrage costs associated with congestion at the Port of Newcastle.

97.	The reduced coal export capacity was made available to GCL at the Port of Newcastle during 2008 adversely impacted sales volume in this period. However, increased emphasis on the shipment of higher priced coking coal and a 270% increase in the benchmark price for coking coal contract prices with Japanese steel mills effective April 2008 allowed GCL to increase sales revenue despite the lower sales volumes and a further appreciation in the Australian dollar. Further increased strip ratios and increased fuel and labour costs adversely impacted costs.

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98.	Production has continued to be constrained to match GCL’s export capacity over the six months to 31 December 2008. Demand for coking coal became more subdued during the half year given the production slowdown experienced by North Asian steel mills affected by the global financial crisis. However, revenue benefited from the full period impact of the high coking coal prices and increased thermal coal prices secured on thermal coal production not previously contracted. The high spot prices led to an effective increase in royalty costs of approximately A$6.00 per tonne over this period. Mining costs continued to increase due to higher strip ratios and other cost inputs.

99.	GCL’s financial performance for the quarter ended 31 March 2009 reflected strong thermal coal sales and broadly consistent unit production costs relative to December 2008, offset by further losses on the hedge facilities, higher coal royalties as a result of the increase in open-cut coal royalty rate to 8.2%, and costs associated with the WHC Proposal and the Noble Offer.

100.	The spot prices secured for both coking and thermal products have fallen markedly since 31 December 2008 which will impact future performance.

Sales

101.	Set out below is a summary of the prices realised by GCL (in US dollars per tonne) for its coking and thermal coal products and total sales revenue for each six month period from 1 July 2006 to 31 December 2008. The analysis excludes the sale of coal purchased from third parties.

GCL realised coal price (USD per tonne)

Source: GCL management, PwCS analysis

102.	Sales revenue declined moderately between July 2006 and December 2007 due to the timing of shipments in this period and the full period impact of lower contract prices for the 2007/8 Japanese fiscal year (JFY 08). The principal movement in US dollar sales revenue over the period reflected above is attributable to underlying coal prices. Since March 2008, GCL has benefited from significantly higher coking coal prices in the 2008/9 Japanese fiscal year (JFY 09) and increased realised thermal coal prices.

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103.	Almost 70% of GCL’s coal production is thermal coal. GCL’s thermal coal has a sulphur and ash content higher than benchmark thermal coal supplied in the Asia Pacific seaborne thermal market. As such, most of GCL’s thermal product is subject to price penalties for high sulphur and ash content. Its principal customers are international commodity traders who are able to blend the GCL thermal coal with other coals with lower sulphur and ash content to provide a blended thermal coal product at or near benchmark standards. GCL sells most of its thermal coal under individually negotiated forward contracts of between three and 12 months duration. GCL has a policy of forward selling between six and 12 months thermal coal production on a rolling basis with pricing predominantly fixed at the date of contract. Accordingly, GCL’s realised thermal coal prices are below export benchmarks (due to quality penalties) with a lag to spot price movements due to the quantum of forward contracted sales.

104.	The relationship of GCL’s realised thermal coal prices to the average Newcastle benchmark export spot contract price over each six month period between July 2006 and December 2008 is illustrated in the following graph.

GCL realised thermal coal price compared to Newcastle spot export price

Source: Bloomberg (6700 Kcal GAD Freight on Board steam coal price), PwC analysis

105.	GCL was unable to fully capitalise on increasing spot thermal prices over the year to June 2008 due to the existence of legacy contracts with trading companies (many of which were committed for the March to September 2008 period at an average price of approximately US$40 per tonne). Conversely, GCL has fixed price thermal coal forward sales contracts in place for delivery in the six month periods ending June 2009 and December 2009 at prices above current Newcastle spot contract rates.

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106.	GCL’s coking coal products have high fluidity characteristics which provide enhanced marketability of GCL’s coking coal and a realised price at a premium to standard semi-soft coking coals. As sales are made direct to Japanese steel mills within the annual pricing framework, GCL’s realised prices closely align with benchmark contract prices.

Realised coking coal price compared to Japan-Australia benchmark price

Source: Bloomberg, AME, PwC analysis

Note:	For simplicity, we have determined the benchmark price over the six months to June of each year equates to the average price for the then preceding and current Japanese Fiscal Year (JFY) (ie assumes sales are evenly generated over each three month sub-period).

The benchmark price represents the average JFY annual contract price of premium hard coking coal (Peak Downs) and semi-soft coking coal

107.	Almost all of GCL’s coal sales are priced in US dollars per tonne. GCL has a hedging policy whereby it enters into foreign exchange contracts to mitigate the effect on US denominated coal sales in the event of an appreciation of the Australian dollar. GCL’s policy is to enter into foreign exchange contracts in US dollars covering up to 80% of committed sales plus further amounts of up to 40% of anticipated coking coal sales.

108.	The following graph presents the foreign exchange rate implied by GCL’s sales with and without the effects of hedging, relative to the average daily exchange rate observed in the market (in six monthly increments).

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Effect of GCL hedging policy on sales

Source: Bloomberg, GCL management, PwC analysis (excluding third party coal purchases)

109.	GCL has benefited in Australian dollar terms from its hedging policy over the period from December 2006 to June 2008 when the Australian dollar steadily appreciated in value against the US dollar. However, since September 2008 the Australian dollar has deteriorated markedly against the US dollar. This combined with increased sales hedged resulted in a hedging loss of approximately $24.3 million in the six months ended 31 December 2008. Further exchange losses have been incurred in the period since 31 December 2008 as forward contracts have matured at lower effective rates than at 31 December 2008. GCL has reduced the level of forward cover in place since 31 December 2008 to minimise the effect of further losses.

Cost of Sales

110.	The cost of sales is influenced by third party coal purchases used to blend with GCL production. The record high coal prices experienced in JFY 09 have increased the relative cost of this coal with a small margin secured through on-sale of this volume within the blended product.

$ millions	FY06	FY07	FY08	HY09
Cost of goods sold	97.8	115.0	116.1	75.1
Third party coal purchases	14.8	11.5	13.7	15.4

Cost of goods sold excluding 3rd party coal purchases	83.0	103.5	102.4	59.7

Source: GCL audited or reviewed financial statements and GCL management

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111.	There have been significant movements within the cost of sales for GCL’s coal production. This is illustrated in the following graph which presents an analysis of major categories of operating costs within the cost of sales by tonne of product coal sold (excluding the sale of coal sourced from third parties) over each of the above periods.

Cost of sales analysis

Source: GCL management

112.	The overall cost of sales of GCL produced coal has increased from approximately $46 per tonne in FY06 to approximately $69 per tonne for the six months ended 31 December 2008.

113.	The increasing costs primarily reflect higher strip ratios associated with the current mining areas and increases in key mining contract escalators over the period shown including fuel and labour rates. There has also been a reduced contribution of coal recovery from the co-disposal operations over the past 18 months.

114.	GCL has an accounting policy to defer waste removal costs incurred during the production phase of mining to the extent that it gives rise to future economic benefits. Such costs are charged to operating costs on a units of production basis using the estimated average strip ratio for the area being mined. This has led to the net deferral of $16.4 million of waste removal costs between 1 July 2005 and 31 December 2008 (approximately 5% of cost of sales over this period) which is not reflected in the above analysis of costs.

115.	Other factors which have also impacted cost of sales include:

•	high demurrage costs in FY07 and FY08 associated with the significant vessel queues at the Port of Newcastle; and

•	State Government royalties increasing significantly in the six months to 31 December 2008 due to the substantial increase in spot and contract prices for thermal and coking coal.

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Other Costs and Revenues

116.	Other costs and revenues included in EBITDA principally relate to GCL’s rental income from freehold land investments, the effects of revaluing foreign currency exposures and corporate overheads.

$ millions	Audited FY06	Audited FY07	Audited FY08	Reviewed HY09
Other operating income / (expense)	0.4	(1.9)	(1.5)	1.6
Administration expenses	(4.3)	(7.3)	(6.5)	(3.6)

Net other operating expense	(3.9)	(9.2)	(8.0)	(2.0)

Source: GCL financial statements

117.	Corporate costs comprise salaries, fees and other costs associated with the corporate head office and administration functions.

118.	The increase in administration expenses during FY07 of $3.0 million includes transaction costs associated with the scheme of arrangement proposed by Xstrata ($1.2 million) and an increase in total salaries of GCL employees ($1.2 million).

Earnings Outlook

119.	In its Supplementary Bidders Statement dated 14 May 2009, GCL has provided earnings guidance for the year ending 30 June 2009. GCL anticipates net profit after tax in the range from $88 million to $95 million excluding costs relating to the WHC Proposal and the Noble Offer and subject to the timing of ship sailings from the Port of Newcastle and the finalisation of negotiations with the Japanese steel mills of the JFY10 coking coal price.

Cash Flows

120.	GCL’s cash flows for the three years ended 30 June 2008 and the six months to 31 December 2008 are summarised in the table below.

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$ millions	Audited FY06	Audited FY07	Audited FY08	Reviewed HY09
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	160.9	150.8	142.7	145.1
Payments to suppliers and employees	(100.9)	(118.0)	(129.3)	(79.4)
Net income tax paid	—	(2.7)	(2.1)	(7.3)
Interest paid	(1.8)	(2.6)	(2.1)	(0.3)

Net cash inflow from operating activities	58.1	27.4	9.2	58.1

CASH FLOWS FROM INVESTING ACTIVITIES
Net payments for mine development, and property, plant and equipment	(11.4)	(8.6)	(9.0)	(14.3)
Payments for interests in joint ventures	(8.3)	—	—	—
Interest received	0.4	0.6	0.8	0.4
Other	0.2	0.0	0.0	0.0

Net cash outflow from investing activities	(19.1)	(8.0)	(8.2)	(13.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issues of equity (net of buy backs)	1.2	—	10.0	(1.7)
Dividends paid	(16.7)	(11.5)	(6.5)	(13.1)
Net proceeds from / (repayment of) borrowings	(10.4)	(5.0)	(15.0)	(10.0)
Other	(0.1)	—	(0.4)	—

Net cash (outflow) / inflow from financing activities	(26.0)	(16.5)	(11.9)	(24.8)

Net increase / (decrease) in cash	13.0	2.9	(10.9)	19.4
Cash and cash equivalents at beginning of period	0.6	13.6	16.5	5.6

Cash and cash equivalents at end of period	13.6	16.5	5.6	25.0

Source: GCL financial statements and management accounts. Any variation relates to rounding.

121.	The changes in the net cash flow from operations are broadly in line with the changes in GCL’s earnings after allowing for movements in inventory and other working capital items. Cash inflows from operations decreased in the year ended 30 June 2008 despite an increase in coal sales. This reflects the timing of collections from customers and payments to suppliers. The inflows in the six months ended 31 December 2008 reflect strong sales performance from an increase thermal coal volumes and prices combined with a reduction in working capital balances.

122.	GCL has consistently invested in exploration activities over the past three years to expand its resource base, in particular associated with resources at Duralie and Roseville locations. The level of spending increased in the six months ended 31 December 2008 reflecting land acquisitions ($7 million) and the commencement of the CHPP expansion project.

123.	GCL raised $10 million in FY08 through the issue of shares and the exercise of share options.

124.	GCL has paid dividends in each of the three years ended 30 June 2008 and half year ended 31 December 2008 with the quantum depending on operational performance. The payout ratio has increased from 2006 (45%) to 2008 (74%) in conjunction with the introduction of a dividend reinvestment plan (which is currently suspended for 12 months).

125.	GCL has progressively repaid interest bearing borrowings over the two and a half years to December 2008 by utilising surplus cash from operations.

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Financial Position

126.	Set out below is a summary of the financial position of GCL as at 30 June 2008, 31 December 2008 and 31 March 2009.

$ millions	Audited 30-Jun-08	Reviewed 31-Dec-08	Unaudited 31-Mar-09
ASSETS
Cash	5.6	25.0	58.0
Trade and other receivables	24.5	24.1	11.6
Inventories	9.9	10.9	8.2

Total current assets	40.0	60.0	77.8

Property, plant, equipment and development	78.3	89.7	97.6
Waste in advance	28.7	31.1	32.6
Investments	0.2	0.2	0.1

Total non-current assets	107.2	121.0	130.2

Total assets	147.2	181.0	208.0

LIABILITIES
Trade and other payables	13.4	12.4	13.1
Net derivative financial instruments[1]	(4.3)	38.2	13.3
Income tax liability	4.0	12.0	24.0
Employee benefits	0.5	0.6	0.5

Total current liabilities	13.5	63.2	50.9

Deferred tax liabilities	15.8	5.6	12.0
Provisions and other liabilities	6.6	6.8	7.0
Interest bearing liabilities	9.7	—	(0.2)

Total non-current liabilities	32.1	12.4	18.8

Total liabilities	45.5	75.6	69.7

NET ASSETS	101.7	105.4	138.3

[1]	Source: GCL management (hedge summary)

Source: GCL financial statements and management accounts. Any variation to financial statements relates to rounding.

Notes to significant balance sheet items:

Cash

127.	The higher cash balance at 31 December 2008 reflects strong cash generation from higher coal prices. This enabled the repayment of $10 million of interest bearing liabilities during the six months ended December 2008.

128.	Cash balances have increased significantly since December 2008 reflecting the flow through of strong coal prices and favourable movements in working capital. The cash position at 31 March 2009 of $58 million is after the payment of dividends of $11 million during the period.

Receivables

129.	Receivables primarily comprise amounts due from customers from the sale of thermal and coking coal products. The decrease in receivables in March 2009 relative to December 2008 is principally due to the timing of collecting amounts owing following higher than anticipated sales during January and February 2009.

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Inventories

130.	Inventories consist of stockpiled coking and thermal product. Inventory levels in June 2008 were higher than historical levels for GCL (FY06: $6.6 million; FY05: $4.9 million) reflecting higher stockpile levels, particularly for thermal coal. The six months to December 2008 included a shift from thermal to coking stockpiles given the recent slowdown in demand from steel mills in North Asia and easing of Port of Newcastle demurrage times.

131.	The level of product stockpiles had reduced by 31 March 2009 as a result of higher than expected thermal coal sales in the quarter.

Property, Plant and Equipment

132.	Property, plant and equipment includes freehold land and plant and equipment (both mining and non-mining) owned by GCL. The balance of property, plant and equipment increased during 2008 as a result of the acquisition of freehold land and the commencement of a major capacity expansion at the CHPP.

Derivative Financial Instruments

133.	The deterioration and volatility in the Australian dollar during the six months ended December 2008 resulted in a $38 million hedge liability based on the mark-to-market of contracts in existence at the time. The impact of hedge losses was partially offset by fixed price thermal contracts at higher than spot prices.

134.	GCL management has reduced the level of forward contracts in place from US$134 million at December 2008 to US$86 million at March 2009 in order to reduce exposure to a further deterioration in the value of the hedges. This position has been facilitated due to less new foreign exchange hedge contracts being established during the nine months ending March 2009. The hedge liability reduced to approximately $13 million at 31 March 2009 as a result of the delivery of contracts during the quarter. The average US dollar contract hedge rate at 31 March 2009 was 0.7550.

Interest Bearing Liabilities

135.	GCL had no debt as at 31 December 2008 and 31 March 2009 following the repayment of facilities. GCL had undrawn debt facilities available of $24 million as at 31 March 2009. The debt facility expires in February 2011.

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Capital Structure

136.	At 31 March 2009, GCL had 81,654,133 fully paid ordinary shares. The largest shareholder of GCL was Noble which held 21.7% of the ordinary shares. The top 10 shareholders accounted for approximately 62% of the total issued shares in GCL at the time.

137.	GCL had 1,500,000 share options on issue at 31 December 2008. These options have been granted to senior management under the Employee Share Option Plan and can only be exercised subject to the achievement of certain performance hurdles. In addition, GCL has issued a further 464,000 options (some of which are subject to shareholder approval) which expire in December 2013, have a zero exercise price and vest in December 2011 subject to similar performance hurdles being achieved.

Share Price Performance

138. A summary of GCL’s daily share prices and trading volumes from December 2006 to 15 May 2009 is presented below.

GCL share price history

Source: Bloomberg, PwC analysis

139.	The period of heightened trading between April and July 2007 reflects the attempted acquisition of GCL by Xstrata. The proposal was rejected by shareholders in July 2007 resulting in a progressive decline in the share price to $3.90 on 15 August 2007.

140.	GCL’s share price displayed an upward trend in the period between August 2007 and July 2008, consistent with improved operating performance, an ongoing exploration program which yielded upgrades to coal reserves and resources and coal price rises due to strong demand for Australian coking coal. The share price suffered a temporary decline during December 2007 and January 2008 as coal sales volumes suffered from the prolonged effects of supply constraints at the Port of Newcastle and an increase in coal stockpiles resulted.

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141.	Subsequent to September 2008, GCL’s share price has suffered from the broader effects of the global financial crisis directly impacting on the demand for coal, particularly coking coal due to lower production at Japanese steel mills.

142.	The share price was largely unaffected by the merger announcement with WHC on 19 February 2009. However, the GCL share price increased by $1.01 to $4.91 on 27 February 2009 when Noble announced its intended cash offer for GCL of $4.85 per share. Prior to Noble increasing its offer for GCL shares from $4.85 to $6.00 per share, the share price of GCL fluctuated between $4.55 and $5.10 per share due to pending announcements by the Takeovers Panel and market speculation of revised offers being made. Noble increased its offer to $7.00 per share after the close of trading on 15 May 2009.

143.	GCL can be classified as a relatively liquid stock given the annual trading turnover in the 2006, 2007 and 2008 financial years equated to 147%, 168% and 159% of the total GCL shares on issue respectively. This compares with the equivalent market liquidity for the top 200 shares on the ASX of 90%, 101% and 121% respectively. The free float available for GCL shares represents approximately 48% of total shares on issue, adjusted for strategic shareholdings held by Noble (21.7%), AMCI International (9.8%), Barclays Global Investors Australia Limited (9.2%), Westpac Banking Corporation (6.1%) and Itochu (5.1%).

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IV	VALUE OF GCL SHARES

Valuation Methodology

144.	The value of GCL has been assessed on the basis of fair market value. Fair market value is defined as the price which would reasonably be negotiated by an informed, willing but not anxious purchaser and an informed, willing but not anxious seller acting at arm’s length and within a reasonable timeframe.

145.	There are five main methodologies used for valuing trading companies:

•	capitalisation of earnings or cash flows;

•	discounted future cash flows (DCF);

•	multiple of net assets (and net tangible assets);

•	proceeds expected from an orderly realisation of assets; and

•	share market prices.

146.	The use of each of these methodologies has been considered and the DCF methodology has been selected as the primary valuation approach for GCL’s mining assets. The DCF methodology has a strong theoretical basis and is commonly used to value mining companies. The application of this methodology involves projecting cash flows after tax over a future period (usually corresponding to the life of mine), estimating a continuing value at the end of the period (where applicable) and selection of an appropriate discount rate which reflects the risks inherent in the estimated future cash flows.

147.	The practical difficulty with this approach is the ability to reliably estimate future cash flows over the life of the mine. GCL has prepared mine plans for its near term operations, however GCL has ongoing drilling programs in progress to further define the resource base necessary to undertake more formal mine planning in a number of its key medium term project areas. As such, GCL does not have formal full life of mine plans on which to base a DCF analysis of its mining assets.

148.	GCL has undertaken basic high level conceptual modelling of potential longer term mine scheduling within its resource base and has derived projected financial outputs. However, these financial outputs do not represent a GCL board endorsed cash flow forecast or budget for the current and proposed mining operations and should be regarded as conceptual in nature.

149.	We have commissioned Minarco to comment on the reasonableness of the key assumptions and inputs to GCL’s high level conceptual modelling including:

•	the resource modelling undertaken by GCL;

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•	key physical mining and production assumptions;

•	operating costs; and

•	capital costs.

150.	Minarco’s assessments have been undertaken in accordance with the AusIMM Code and Guidelines for the Assessment and Valuation of Mineral Assets and Mineral Securities for Independent Technical Specialist Reports.

151.	We have then modified the GCL financial projections to incorporate key aspects of Minarco’s assessment and to apply a range of coal price and other economic and valuation parameters.

152.	The orderly realisation of assets basis is commonly applied to businesses which are not going concerns, or comprise non-core assets or are not generating economic returns on the assets employed. None of these circumstances is relevant to GCL’s principal operations. However, we have applied this approach for GCL’s surplus cash assets and other sundry assets and liabilities not assessed within the cash flow modelling of the mining operations.

153.	The prices at which a company’s shares trade on the share market are typically at a discount to the fair market value of the company as a whole. The difference in value is commonly referred to as the “premium for control”. Our valuation is of GCL as a whole and is therefore inclusive of a control premium. Accordingly, we have not used the prices at which GCL’s shares have traded on ASX as a primary method of valuation, but have had regard to these share prices when considering the reasonableness of the WHC Proposal and the Noble Offer.

Summary of Valuation

154.	We have assessed the value of GCL’s shares on a controlling interest basis to be in the range from $8.00 to $11.00. This valuation includes a premium for control and incorporates the potential dilutive impact of existing share options. Our range of fair values for GCL shares excludes any special value which a particular purchaser might attribute to GCL shares. Our assessment is based on an aggregate value of GCL (before dilution) ranging from approximately $660 million to $920 million.

155.	We have valued GCL by aggregating the estimated value of GCL’s coal mining operations and the other net assets not included in the assessment of the coal mining operations. In our assessment of the mining operations, we have included an allowance for corporate costs, working capital balances and the delivery of existing fixed price forward coal and foreign exchange contracts.

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156.	Our underlying valuation of GCL’s coal mining operations is based upon cash flows derived from GCL’s conceptual mine planning (modified to reflect the Minarco assessment of operating and cost assumptions) under a range of sensitivities. Thermal and coking coal prices and the exchange rate of the Australian dollar to the US dollar have all exhibited considerable volatility over recent periods and there is a wide range of views by market commentators on future expectations for these parameters. AME has been commissioned to provide general commentary on the market outlook for thermal and metallurgical coal. Our valuation assessment is reflective of a range of market views for key assumptions in relation to coal prices and the exchange rate including both those of AME and the median outlook derived from a number of market commentators.

157.	In practice, the assets are capable of being actively managed to optimise returns in response to market circumstances as has been evident by the actions of GCL to prioritise coking or thermal coal sales depending on market conditions. We consider that the ability to adjust production levels (including the timing of project development) in response to market conditions and access to increased export capacity results in an optimised fair market valuation which is enhanced relative to the static model DCF assessments. Further, DCF models do not make allowance for the prospect of production or recovery enhancements over time or for the potential of GCL’s tenement holding to host as yet unidentified resources beyond the current resource base.

158.	Accordingly, for the purposes of our assessment, we have adopted a valuation range for GCL on a controlling interest basis which reflects our analysis of a broad range of scenarios for GCL’s operations and not only the output of the base case model.

159.	A summary of the valuation assessment is set out below.

	Valuation
	Low $M	Preferred $M	High $M
Coal operations (net of allowance for corporate overheads)	615.0	740.0	865.0	[1]
Other mineral rights	20.0	30.0	25.0	[1]
Other sundry assets and liabilities
Cash	33.0	33.0	33.0
Transaction costs	(5.2)	(5.2)	(5.2)

GCL equity value (non-diluted)	662.8	797.8	917.8

Potential proceeds exercise of options	6.6	6.6	6.6

GCL equity value (diluted)	669.4	804.4	924.4

Number of shares on issue (million)	81.65	81.65	81.65
Potential shares from exercise of options	1.97	1.97	1.97

Diluted number of shares on issue (million)	83.62	83.62	83.62

GCL value per share (diluted)	8.01	9.62	11.06

GCL value per share adopted	8.00	9.60	11.00

Note 1 – additional resources have been taken into account in the DCF analysis in modelling some of the high case valuation assessment scenarios.

Source: Management information and PwCS analysis

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160.	The key components of the valuation assessment are described below.

Valuation of Mining Operations

161.	The GCL coal mining operations have been valued in the range of $615 million to $865 million on a DCF basis. The broad range of values reflects the high level of sensitivity to changes in the thermal coal and coking coal selling prices and foreign exchange rates. The key assumptions adopted in the base case valuation included:

•	Upgrades to the CHPP to coincide with anticipated access to a share of additional annual rail and coal export capacity at the Port of Newcastle as follows:

Phase 1: access to an additional 0.8 Mtpa of export capacity from the PWCHS expansion of 11 Mtpa which is currently in progress and which under the current proposed allocation framework will be made available to non-NCIG shareholders. These works are due for completion by the end of 2009. GCL is currently upgrading its CHPP capacity to 4.0 Mtpa of ROM coal to provide production capacity of approximately 2.8 Mtpa of product coal.

Phase 2: upgrade of the CHPP capacity to 5.0 Mtpa and access to further export capacity of around 0.7 Mtpa between 2013 and 2014 through:

•	the 12 Mtpa Stage 2 capacity expansion of the NCIG coal export terminal which is proposed to be made available to non-NCIG shareholders; and

•	the 32 Mtpa fourth terminal development being proposed by PWCHS.

Temporary access to port capacity in some years is also assumed to occur in order to accommodate minor production fluctuations anticipated as a result of yield variations between deposits being mined.

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•

ROM production at levels to deliver product coal in accordance with the available coal export capacity and available CHPP capacity. The ROM mining levels and scheduling is based on the following profile:

Indicative Mining Schedule

Source: Management information and PwCS analysis

In our base case modelling, open pit mining is assumed to continue from various known deposits at Stratford, Duralie and the Grant and Chainey project area until 2022

•	A resultant product mix as follows:

Saleable Coal - Base Case Valuation Model

(future prices in 2009 USD real per tonne)

Source: Management information and PwCS analysis

Product sales assume blending of GCL thermal products from GCL’s mines (without any arrangements being established to secure thermal coal from third parties for blending) but with continued access to small volumes of third party coking coal which is used for blending of coking products.

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•	Average realised FOB real prices in US dollars as follows:

GCL Realisable Coal Price - Base Case Valuation Model

(future prices in 2009 USD real per tonne)

Source: Management information and PwCS analysis

•	An exchange rate of the Australian dollar to the US dollar as follows:

	FY09 (Q4)	FY10	FY11	Long-term
US$:A$	0.74	0.72	0.70	0.70

Source: PwCS analysis

•	A cash operating cost profile of product coal FOB (including mining and processing costs, rail and port charges, royalties and marketing costs) as follows:

GCL Cost of Sales Analysis - Base Case Valuation Model

A$ per product tonne - 2009 real dollars

Source: Management information and PwCS analysis

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The mining and production cash costs are anticipated to increase as average strip ratios increase over the deposits at Duralie and Stratford. The cash operating costs also include an allowance for future carbon imposts using emissions based on National Greenhouse Accounts factors and mine specific details of fugitive emissions and a net cost of approximately $20 per tonne net of pass through to customers. This is equivalent to a pass through to customers of approximately 50% of costs under a 15% reduction target and a 66% pass through under a 25% reduction target (with higher gross carbon equivalent costs under a global system).

•	Corporate costs of between $11 million and $12 million per annum.

•	A capital expenditure profile (reflecting land acquisition, mine development, mining fleet replacement and sustaining capital) as follows:

GCL Capital Expenditure - Base Case Valuation Model

A$M - 2009 real dollars

Source: Management information and PwCS analysis

The capital expenditure profile is primarily due to the cyclical replacement of the mining fleet and initial capital expenditure associated with development of new mine deposits in accordance with the mine scheduling.

•	A corporate tax rate of 30%.

•	A real ungeared post tax discount rate of 10.0% per annum. Our assessment of the post tax discount rate applied in the valuation is set out at Appendix D.

162.	Further details of the operational parameters of the mining operations are set out in the Minarco report which is attached at Appendix G.

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163.	We have considered the sensitivity of the DCF valuation to various changes in the key assumptions including coal prices, foreign exchange rates, operating costs, capital costs, level of resources mined, product yield and access to export capacity. As shown below, the valuation is particularly sensitive to changes in the coal price and exchange rate assumptions.

Indicative valuation sensitivities -

GCL

Source: PwCS analysis

164.	The mineral rights not forming part of the mining operations have been assessed by Minarco to have a value of $30 million. These interests mainly relate to the underground mining potential for the Grant and Chainey area. We have considered the Minarco assessment of these rights and the limitations associated with GCL’s potential exploitation of these deposits given continued expected capacity constraints at the Port of Newcastle following completion of existing and planned capacity upgrades and GCL’s current priority for development of other deposits. We have adopted the Minarco assessment for our preferred value and have adjusted this for our low and high values. As we have included most of the open cut resources in the DCF modelling of scenarios in determining our high value, the value of mineral rights in our high value is lower than the preferred value.

165.	A summary of Minarco’s valuation assessment of the coal resources for which conceptual planning has not been undertaken is set out below.

	Low $m	Preferred $m	High $m
Grant and Chainey underground potential	13	20	25
Others	7	10	—

Total	20	30	25

Source: PwCS analysis

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Other Assets and Liabilities

166.	We have reviewed GCL’s assets and liabilities to ascertain the extent to which assets and liabilities as at 31 March 2009 have been reflected in the underlying DCF values of the mining operations. Our modelling of the mining operations has incorporated opening working capital (including tax obligations and amortisable balances), fixed price forward sales contracts and the forward currency contracts in place as at 31 March 2009.

167.	At 31 March 2009, GCL had $58.0 million of cash and anticipates the generation of significant surplus free cash flows. Whilst GCL has access to an undrawn debt facility, we consider that in the current economic environment a level of cash should be maintained within the operations for liquidity purposes. GCL is undertaking a significant capacity upgrade at its CHPP and is incurring the cost of fleet replacement under the terms of the proposed mining contract renewal at Duralie. It will also have a significant tax payment in relation to the year ending 30 June 2009. Our assessment of surplus free cash has included an allowance for these factors. We have allocated $25 million of the cash balance at 31 March 2009 as being required to support the mining operations and other obligations. We have treated the remaining balance of $33.0 million as a surplus asset for valuation purposes.

168.	GCL will incur costs associated with the WHC Proposal and the Noble Offer in addition to those already incurred at 31 March 2009. Based on discussions with GCL, we have made an allowance for further costs of $5.2 million in our valuation assessment.

Derivative Financial Instruments

169.	The underlying cash flows of the mining operations include the effect of derivative financial instruments put in place by GCL to hedge US dollar denominated revenue. Fixed price sales contracts are included in the valuation of the mining operations at the contracted rate.

Off Balance Sheet Assets and Liabilities

170.	Based on discussions with GCL, no significant off balance sheet assets or liabilities were identified which require separate valuation adjustment.

Dilutive Impact of Options

171.	The options are potentially dilutive to the existing GCL shareholders’ interests. Consistent with the assessment of GCL shares on a controlling interest basis, we have considered the impact of these potentially dilutive securities using the GCL share value on a controlling interest basis.

172.	Where our assessed undiluted share value exceeds the exercise or conversion price, we have assumed that the exercise of options occurs in order to determine a potential diluted value per share on a controlling interest basis.

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GCL Minority Share Values

173.	It is necessary to consider how GCL shares may have traded in the absence of the Proposals in order to assess the level of premium which may be implicit in the competing Proposals. The WHC Proposal was announced in February 2009. As such, there has been no recent GCL share trading in the absence of the proposals. Since announcement of the WHC Proposal and the Noble Offer, there has been an improvement in investor sentiment for Australian listed coal companies. The share prices of most companies continue to display considerable ongoing volatility as markets and investors continue to adjust to liquidity issues and changing outlooks for the local and international economy.

174.	The price at which GCL’s shares have traded exhibited a marked decline from the middle of 2008 to early 2009. GCL’s share price has responded to a number of company and industry specific factors including the WHC Proposal, the Noble Offer, notifications of significant uplifts in resources, more certainty around coking coal prices and a modest recovery in the outlook for thermal coal prices.

175.	To overcome the impact of the Proposals on GCL’s share price, we have compared the historical GCL share prices against a simple index reflecting the average movement in the prices of the key Australian listed companies focused principally on coal mining in Australia. The share price of GCL closely aligns with this index over the period from December 2006 to 15 May 2009 although there have been variations in the movement of individual securities within the index. We also note that market speculation and heightened share trading existed in this period, particularly relating to potential transactions for Felix Resources and Macarthur Coal.

GCL vs Australian coal companies

Source: Bloomberg, PwC analysis. Coal companies included are Coal & Allied Industries Limited, New Hope Corporation Limited*, Felix Resources Limited, Centennial Coal Company Limited, and Macarthur Coal Limited. (* New Hope included in index only up to its announcement of the sale of New Saraji on 17 July 2008)

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176.	A more recent comparison of GCL’s share price with this index (rebased at the end of January 2009) is shown below:

GCL vs Australian coal companies

(rebased to end of January 2009)

Source: Bloomberg.

177.	The GCL share price did not change to any significant extent upon announcement of the WHC Proposal on 19 February 2009. The GCL share price at the time reflected a small premium to the share exchange ratio in Merger Implementation Agreement. The uplift in the GCL share price on 27 February 2009 was in response to the announcement of Noble’s intended offer at $4.85 per share. The GCL share price in the period immediately following was heavily influenced by the Noble Offer and speculation concerning the emergence of alternative or improved proposals. Since that date there has been significant uplift in the price of most Australian listed shares and the uplift has been more pronounced for Australian listed coal mining companies. The share prices of Australian coal companies have responded to the increased certainty around contract prices for JFY09 and a more recent firming of thermal coal prices for 2010 contracted deliveries.

178.	The closing price of GCL shares on 15 May 2009 was $5.89. We consider that this price is likely to be significantly influenced by speculation regarding the ultimate outcome of the competing offers. The Noble Offer price was increased to $7.00 per share after the close of market trading on 15 May 2009.

179.	The relative share prices of WHC and GCL for the period from late December 2008 to late February 2009 (adjusted to remove the impact of dividends retained by shareholders under the WHC Proposal) fluctuated within a relatively narrow band around the share exchange ratio reflected in the WHC Proposal with a small premium in favour of GCL shareholders. Since the announcement of the original Noble Offer at $4.85 per share, this relationship has varied as shown below.

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Source: Bloomberg and PwCS analysis

180.	The announcement of the intended bid price of $4.85 on 27 February 2009 resulted in GCL’s share price increasing above the implied WHC Proposal consideration per GCL share. However, the subsequent uplift in the share prices of coal companies including WHC also impacted the implied consideration per GCL share under the WHC Proposal. The implied consideration on this basis exceeded the original Noble offer price of $4.85 per share for a brief period in late April 2009 before Noble raised its bid price to $6.00 per share.

181.	In order to determine the extent by which GCL shares may have been influenced by more favourable investor sentiment up to 15 May 2009, we have compared a number of key valuation indicators implied by the share prices of other listed Australian coal mining companies with those for GCL shares under the Noble Offer price of $6.00 and a price of $5.00 per GCL share. The GCL price of $5.00 per share is representative of the approximate volume weighted average price of GCL shares immediately prior to the announcement of the Noble Offer of $6.00 and is in line with the general movement in the share prices of a number of Australian listed coal companies since the end of January 2009.

182.	There are considerable limitations in comparing the earnings multiples or other more simplistic indicators of value per tonne of resource or reserve implied from DCF analysis to those of other coal mining companies and mining companies in general.

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183.	Notwithstanding the difficulties inherent in such comparisons, we have considered GCL’s inferred minority interest valuation by reference to earnings and production multiples implicit in the share prices of other listed Australian coal mining companies noting the impact of differing risk profiles, production levels, capacity constraints and mine lives.

184.	To reduce the potential earnings distortion due to price and exchange rate volatility and to enhance comparability, we have undertaken our analysis using the annualised equivalent of earnings of Australian listed coal mining companies over the 18 months to 31 December 2008[1]. To eliminate the impact of differing depreciation and amortisation policies, we have adopted EBITDA as our primary measure of underlying earnings.

185.	The market capitalisation, enterprise value and asset beta for the Australian listed coal companies are set out below.

Relative Market Capitalisation and Risk (beta)

Source: Bloomberg and PwCS analysis

186.	The companies used for comparison purposes have differing risk profiles. Coal & Allied has significant production from a portfolio of coal operations and a significantly larger market capitalisation. Macarthur Coal has a higher relative exposure to coking coal exports which have been more adversely impacted by current reductions in prices and demand. Centennial Coal has a high proportion of domestic sales on long term contracts. Both Felix Resources and Macarthur Coal have been subject to speculation relating to changes in ownership over a significant component of the period covered by asset beta observations.

[1]	Aggregating earnings for the year to 30 June 2008 with the half year to 31 December 2008 or the half year to 30 June 2008 with the full year to 31 December 2008 as appropriate. New Hope Corporation has a 31 January year end.

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187.	An analysis of average realised coal sales revenue per tonne and EBITDA per tonne of attributable product provides a measure of relative operational performance:

Relative Average Realised Sales Price and EBITDA per tonne

(18 month period to 31 December 2008*)

Source: Bloomberg and PwCS analysis

188.	Centennial Coal and to a lesser extent New Hope have a significant component of their existing production which is sold to domestic power producers at lower prices and without the incremental rail, port and royalty costs associated with export sales. Macarthur Coal has benefitted from a higher weighting of coking coal product which benefited from relatively higher prices over the period. Whilst prices for all coals have fallen since December 2008, coking sales volumes have also contracted markedly. WHC has been adversely impacted over the earnings period by historical low fixed price coal contracts and the requirement to purchase higher priced coal to deliver into these contracts. The relative future impact of these contracts on WHC will diminish. Whilst GCL has a favourably rated coking coal product most of its production comprises lower quality thermal coal.

189.	All companies have been subject to capacity constraints over the period whether exporting from New South Wales or Queensland mines. There has been progress towards increasing coal export capacity in both New South Wales and Queensland which has now led to most companies commencing preparatory work to expand production to coincide with the commissioning of rail and port upgrades. Not all companies have provided definitive information on the level of proposed expansion of their operations.

190.	We have assessed relative expansion potential by reference to new mine capacity where there is strong commitment to such works (generally a current approvals process underway or development work having commenced) and applied a minimum reserve threshold for the inclusion of potential mine expansions. For Coal & Allied, we have assumed existing production growth based on future objectives set out in investor presentations. Our analysis of the relative expansion potential is set out below.

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Relative Current and Proposed Production Levels

(annualised attributable production over last two quarterly reports plus announced expansion projects from existing mines or mine development projects in progress)

Source: Company announcements and PwCS analysis

191.	As all of the companies are transport or port capacity constrained and there is a reasonable resource horizon under the proposed expanded rates of production for each of the companies, we consider that the proposed or anticipated growth in production rates provides a more meaningful basis for comparison than the quantum or longevity of the reserve or resource base. Further, as previously indicated, the relative profitability per tonne of coal produced varies markedly between companies. Accordingly, we consider a more meaningful comparison of companies can be undertaken by comparing earnings and future production potential as reflected below.

Relative Implied EBITDA Multiple

(historical and adjusted for potential growth in attributable annual production)

Source: company announcements and PwCS analysis

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192.	Simple analysis of the historical EBITDA multiples infers relatively high share prices for WHC and Felix. It also suggests a trading range for GCL on a stand-alone basis below $6.00. However, such analysis fails to reflect the significant growth in production associated with the Moolarben and Narrabri projects held by Felix and WHC respectively. Further, we consider that the anticipated increased future weighting of export sales by Centennial is likely to enhance its relative future earnings. WHC will also benefit from the wind down of adversely priced contracts, but will have a new cost profile associated with its Narrabri operations.

193.	In order to recognise the relative growth prospects of the companies into a comparable measure, we have adjusted the EBITDA multiple by a factor equivalent to 50% of the growth in attributable production. Whilst notional, we do not consider this to be an unreasonable basis on which to accommodate proposed production growth into our analysis, particularly given that there remain core operational and risk differences between the respective operations and entities.

194.	The share price of Felix is influenced by ongoing change of control speculation which may include a premium above the otherwise traded price of Felix. As previously indicated, the earnings of Macarthur Coal has benefited from high coking sales prices and volumes which are currently more adversely impacted than thermal products and has also been impacted by change of ownership speculation.

195.	We consider that the following factors specific to GCL should be reflected in any meaningful comparison:

•	GCL operates in a single mining precinct with two key operating mines and produces thermal and coking products for the export market;

•

GCL coal products have specific quality attributes which generally include negative ash and sulphur features associated with its thermal coals, but positive attributes associated with its coking coals;

•

relative operating costs are heavily influenced by strip ratios, product yield, the proportion of coal washed and the distance from port. GCL’s cost profile to a FOB basis is not dissimilar to those of the industry more generally;

•

GCL enters into forward fixed price coal sale contracts and hedges a proportion of its US dollar denominated receipts. As such, its earnings profile generally lags market conditions due to the flow through of these contracts over time;

•	GCL has incurred significant currency hedging losses in the past which has constrained the amount of free cash;

•	along with most New South Wales coal exporters, coal production and sales have been constrained due to capacity constraints at the Port of Newcastle;

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•

GCL has a lower reserve and resource inventory base than several of its peers as it has had little imperative to drill out coal reserves beyond a reasonable operational horizon due to port constraints and previous financial constraints. It is only in the past few years that increased emphasis has been placed on exploration, in part to position the company to meet the reserve criteria being established in order to participate in expanded export capacity at the Port of Newcastle. GCL has recently announced upgrades to its resource base and has an active drilling campaign underway; and

•

GCL has an expansion program to increase annual coal production by approximately 0.8 Mtpa from its existing production capacity of approximately 2.0 Mtpa and conceptual studies are underway to increase production by a further 0.7 Mtpa within five years.

196.	An assessment of the movement in GCL’s share price which may have occurred since 27 February 2009 in the absence of the WHC Proposal or the Noble Offer is highly subjective. However, a comparison to the movement in the share prices of Australian listed coal companies since February 2009 indicates an implied uplift in the GCL share price to between $4.50 and $5.50. A more specific comparison of the relative earnings and near term growth prospects of GCL relative to Australian listed coal companies implies a market price of between $5.00 and $5.50. We have also been mindful that the share price of GCL only traded above the Noble bid price of $4.85 on a more sustained basis in late April 2009 and this was likely to have been influenced by the prospect of an uplift to the Noble bid price. Based on these indicators, we have selected an implied minority interest pre-merger GCL share price ranging from $4.80 to $5.30 per share.

Valuation Cross Check

197.	We do not consider that historical earnings multiples or other indicative measures implied from transactions prior to March 2009 can or should be used to provide a benchmark for our valuation given the markedly different economic climate which now exists. Our assessment of the potential current minority interest value of GCL shares on a stand alone basis in the absence of the offers is at a significant discount to our assessed value of GCL shares on a controlling interest basis.

Assessed values in the absence of the Proposals
Assessed value of GCL on controlling interest basis	$8.00-$11.00
GCL share price	$4.80-$5.30
Discount to assessed controlling interest value	34%-56%

Source: PwCS analysis

198.	A number of acquisitions of Australian mining companies over recent years have taken place at significant premia to the share prices immediately prior to the offer. These premia, in part, reflect a sharing of some of the special value of the target company to specific acquirers above the conventional level of control premia paid. Empirical studies suggest that takeover premia more generally fall in the range of 25% to 40%. These premia are equivalent to a minority interest discount of 20% to 30%.

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199.	The discounts implied by our assessment of the value of GCL shares on a controlling interest basis and a minority interest basis are higher than would conventionally be supported by historical empirical studies supporting the typical quantum of minority interest discounts (20% to 30%). There is some evidence that current share trading of minority parcels of shares in small and “mid-cap” Australian listed mining companies is taking place at a deeper discount to controlling interest values than evidenced by long term historical averages due to increased risk aversion in the current market cycle (even with the reduced investor sentiment reflected in controlling interest values themselves).

200.	We also note that a number of recent brokers’ reports on GCL provide underlying entity values which are not inconsistent with our assessed valuation range.

201.	As such, we do not consider our assessed range of values for GCL on either a controlling interest basis or a minority interest basis to be unreasonable.

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V	ANALYSIS OF WHC

Background

202.	WHC is an ASX listed coal mining business operating mainly in the Gunnedah region, approximately 250 kilometres north-west of Newcastle in NSW.

203.	A brief background regarding the evolution of WHC up to the date of announcement of the WHC Proposal is as follows:

1999	WHC’s subsidiary (Whitehaven Coal Mining Limited) was established by directors and senior management of AMCI (USA) and AMCI (Australia) to develop the Canyon open-cut coal mine approximately 30 kilometres north of Gunnedah

2000	Operations commence at Canyon mine

2005	First Reserve Corporation became a shareholder in the company[1]

2005	Operations commence at the Werris Creek open-cut mine in Gunnedah Basin. Werris Creek established with joint venture partner Creek Resources Pty Ltd

2006	Operations commence at the Tarrawonga open-cut mine in Gunnedah Basin

2007	Pecten Corporation Limited incorporated on 15 March 2007 and subsequently acquires all WHC assets and its subsidiaries under a scrip for scrip transaction Pecten changes its name to Whitehaven Coal Limited and lists on the ASX in June

Approval for the development of Narrabri North coal project received in November

WHC acquires remaining 60% interest in Werris Creek operation from joint venture partner, funded via a private placement

2008	WHC sells 22.5% of Narrabri coal project to three strategic investors for a combined total of $349 million and establishment of associated coal off-take agreements for up to 4.5 Mtpa of thermal coal

Construction commences at Narrabri North site after the grant of a mining lease in January

Production commences at Sunnyside and Rocglen sites in Gunnedah Basin

2009	Framework established for allocation of expanded capacity proposed for the Port of Newcastle

204.	WHC’s principal operations and assets are located in and around the Gunnedah Basin, extending from Gunnedah in the south to Narrabri in the north.

205.	The coal measures in the Gunnedah Basin are located in the Maules Creek and Mullaley sub-basins, separated by the north-south trending Boggabri Ridge. WHC refers to these coal deposits as the Gunnedah Operations which comprises several coal seams and associated operating mines under WHC management. These are further described below.

[1]	First Reserve Corporation includes FRC Whitehaven Holdings BV as one of its subsidiaries

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206.	Additional significant coal measures held by WHC are located in the Werrie Basin (approximately 9 coal seams representing the Werris Creek mine) and the eastern flank of the Mullaley sub-basin (Hoskissons seam) known as the Narrabri North project.

207.	All of WHC’s mining operations are now owner operated following recent transition of the Werris Creek mine from contractor operations to owner mining.

208.	WHC’s principal assets comprise:

•	Mining operations within the Gunnedah Basin

The Gunnedah Operations include the Canyon, Tarrawonga, Rocglen (formerly known as Belmont) and Sunnyside mining sites. The Gunnedah Basin is located approximately 150 kilometres north west of the Hunter Valley coal producing area.

The Canyon mine is located approximately 30 kilometres from Gunnedah and comprises the Whitehaven coal seam. The Canyon mine is at the end of its mine life and less than 0.1 Mt of ROM coal was produced in the half year ended 31 December 2008.

Operations at the Tarrawonga open-cut mine commenced in June 2006 and existing resource estimates are expected to provide coal until at least 2026. The mine is operated by WHC under a joint venture agreement with Idemitsu Australia Resources Pty Ltd (Idemitsu). WHC’s subsidiary has a 70% equity interest in the project. Approximately 0.8 Mt of ROM coal was produced for the half year ended 31 December 2008. The high ROM coal quality allows a high percentage of bypass coal (no washing required) and an overall production yield in excess of 90%. The coal mined is characterised by low ash and low sulphur content and is predominantly sold as PCI or thermal coal. Resources have been identified within the Tarrawonga seam which have the potential to prolong the overall project life through underground mining.

Coal was first mined at the Rocglen operation in November 2008 and management anticipate capacity production of 1.5 Mtpa of ROM coal once operations become more established and mining consistency is achieved. Production in the first quarter of 2009 amounted to 0.2 ROM tonnes. Coal produced is expected to be characterised by low ash and low sulphur content and will be transported by truck to the CHPP, approximately 30 kilometres to the south of Rocglen.

Production at the Sunnyside mine commenced in December 2008 and approximately 1 Mtpa is expected to be produced at capacity. The coal product is expected to be medium to high in ash content suitable for blending.

WHC also holds significant freehold land interests and exploration licences in the Gunnedah Basin for future exploration prospects.

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•	Mining operations at Werris Creek

The Werris Creek open-cut mine is located approximately 58 kilometres south-east of Gunnedah. Mine operations are wholly owned after WHC acquired the remaining 60% interest in November 2007.

Approximately 1.1 Mt of ROM coal was produced in the year ended 30 June 2008, reflecting lower production levels than historically achieved (FY07: 1.3 Mt ROM) in part due to operational factors associated with the then incumbent mining contractor. The mine produces both low ash and high ash coal suitable for sale as PCI and thermal coal product respectively. ROM coal is crushed on-site and loaded onto rail wagons for transport to the Port of Newcastle. Werris Creek also produces a small amount of high ash coal which is sold domestically.

•	Narrabri

The Narrabri thermal coal deposits are located between Boggabri and Narrabri in the north of the Gunnedah Basin.

Construction of stage one of the Narrabri North site commenced in February 2008, including the development of required mining and underground access infrastructure for longwall mining. WHC incurred approximately $37 million in capital expenditure to develop Narrabri North in the first half of FY09 and $33 million over the first quarter of 2009. WHC anticipates the first coal will be produced in the second quarter of FY10 with coal yield in excess of 90%. Stage two, being the commencement of longwall mining, has progressed to detailed design phase with an application for approval for longwall development expected to be lodged shortly.

WHC owns 77.5% of the project as a result of divesting three separate 7.5% joint venture interests to strategic partners including the Guangdong Yudean Group Co. Ltd (March 2008 for $67.5 million), Electric Power Development Co. Ltd (December 2008 for $125 million) and EDF Trading (December 2008 for US$120 million). The divestment has provided funding for WHC’s share of the development costs for stages one and two of Narrabri North and will provide long term customer stability through the coal off-take contracts established with these parties. The coal contracts allow each party to acquire up to 1.5 Mtpa of coal over the life of the mine based on market prices at the time of sale.

The total mine life for the Narrabri North site is expected to be in excess of 25 years. The Narrabri North project is targeting production at between 6.0 and 6.5 Mtpa once longwall mining commences. The Narrabri South project represents development which is expected to yield similar coal to Narrabri North and benefit from utilising the same infrastructure. Narrabri South currently has 209 Mt of resources and 90 Mt of reserves.

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•	Gunnedah coal handling and processing plant (CHPP)

WHC owns and operates a CHPP and train loading facilities near Gunnedah.

Approximately 50% of the WHC’s ROM coal from the Gunnedah Operations is washed at the CHPP resulting in total saleable yield of more than 90%.

Recent infrastructure improvements have increased washing capacity to 3 Mtpa from 2 Mtpa to coincide with increased production at Tarrawonga and the commencement of production at Sunnyside and Rocglen mines. WHC also owns rail loading facilities that can operate on a continual basis with 4 Mtpa capacity.

•	Interest in the NCIG coal terminal project

WHC has an 11% ownership interest in NCIG, which is establishing a third coal loading terminal at the Port of Newcastle. Construction of stage 1 of this development has commenced and is expected to provide loading capacity of approximately 30 Mtpa by 2011. The project is debt funded and the capital, funding and operating costs from the consortium partners, including WHC, will be recouped through loading charge per tonne shipped. The construction of stage 2 is expected to provide a further 36 Mtpa by 2012 increasing total capacity of NCIG to 66 Mtpa. 12 Mtpa of the stage 2 expansion is proposed to be made available to non-NCIG shareholders.

209.	The following table summarises WHC’s coal reserves and resources as at March 2009.

Area	Mine type	Ownership	Status	Coal product[1]	Reserves[2] (Mt)	Resources[3] (Mt)
Canyon	Open-cut	100%	Operating	SSC, PCI, T	—	—
West Bluevale	Open-cut	100%	Exploration	SSC, PCI, T	—	5.0
Tarrawonga	Open-cut	70%	Operating	SSC, PCI, T	22.4	33.3
Tarrawonga	Underground	100%	Exploration	PCI, T	—	84.7
Rocglen	Open-cut	100%	Operating	SSC, PCI, T	10.8	26.5
Sunnyside	Open-cut	100%	Operating	T	—	6.3
Sunnyside (other)	Various	100%	Exploration	T	—	65.9
Block 7	Various	100%	Exploration	SHCC, SSC	—	16.8

Total Gunnedah					33.2	238.4

Narrabri North	Underground	77.5%	Project	T	112.0	229.6
Narrabri South	Underground	77.5%	Exploration	T	89.9	208.7

Total Narrabri					201.9	438.3

Werris Creek	Open-cut	100%	Operating	PCI, T	19.9	38.0
Brunt deposit	Open-cut	100%	Exploration	HCC, T	—	2.9

Whitehaven Total (100%)					255.1	717.6

Whitehaven Total (Equity Interest)					202.9	609.0

[1]	HCC = hard coking, SHCC = semi-hard coking, SSC = semi-soft coking, PCI = Pulverised Coal Injection coal, T = thermal
[2]	Proved and probable recoverable coal reserves (100%) as at March 2009
[3]	Coal resources (100%) as at March 2009 in accordance with the JORC code

The above coal Reserve and Resources information is a summary only. For complete details of the coal Reserves and Resources information, refer to “March 2009 Coal Resources and Reserves Statement” lodged with ASX by Whitehaven Coal Ltd on 10 March 2009. The table above also includes information drawn from the financial statements.

210.

WHC had approximately 114 Mt of reserves and 512 Mt of resources at the time of ASX listing in June 2007 (100% basis). WHC has announced increases in coal resources and reserves between listing and March 2009 as a result of further

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exploration, particularly in relation to Werris Creek, Narrabri and Tarrawonga sites. During FY07 an additional 110 Mt of resources were recognised at Narrabri South. Since listing in June 2007, WHC has increased total resources by 205 Mt and reserves by 133 Mt.

211.	Additional exploration prospects exist for WHC within the extensive Gunnedah Basin exploration leases (more than 400 square kilometres). Given export capacity constraints, short to medium term development is expected to focus on Narrabri, Tarrawonga and Werris Creek sites in conjunction with continued infrastructure improvements.

212.	WHC produced approximately 2.1 Mt of saleable coal in the year ended 30 June 2008 and approximately 1.2 Mt for the half year ending 31 December 2008 (equity basis). Production over the first quarter of 2009 amounted to 0.8 Mt (equity basis).

213.	Saleable coal from WHC’s operations is transported by rail from Gunnedah or Werris Creek to the Port of Newcastle. Current train capacity is 11 to 12 Mtpa which is sufficient to meet WHC’s short and medium term growth plans. The Australian Rail Track Corporation has commissioned rail upgrades between the Port of Newcastle and Narrabri to increase train capacity to 15 Mtpa by the end of 2010 (from 4 Mtpa). WHC has committed to underwrite 60% of the funding for the Muswellbrook to Narrabri rail infrastructure upgrade in return for priority track access with Idemitsu (which has agreed to underwrite the remaining 40%). The rail capacity upgrades are considered by WHC to be sufficient for expected future production.

214.	WHC primarily produces low ash and low sulphur PCI or thermal coal which is transported to the Port of Newcastle mainly for export to Asia. Coal produced from the Gunnedah Operations is sold to Asian metallurgical coal and power utility customers as well as domestic producers for blending. Werris Creek coal is predominantly sold to export traders for blending and subsequent sale to North Asian and Indian customers. Long term contracts are in place for metallurgical and PCI coals (up to three years) with prices determined annually. Long term thermal coal contracts also exist, including the off-take agreements established with the Narrabri investors which commence in 2012. Approximately 75% of current production is thermal coal. This proportion is expected to increase upon commissioning of the Narrabri Project.

215.	Similar to GCL, WHC has suffered from the effects of infrastructure constraints and capacity limitations at the Port of Newcastle, limiting the extent to which WHC has been able to increase production from new and existing operations. WHC will benefit from expansion plans commissioned by PWCHS and the introduction of additional coal handling capacity at the NCIG terminal development. WHC is managing future production levels to coincide with rail upgrades and expected increases in total port handling capacity.

216.	The Gunnedah deposits are more distant from port than other major New South Wales coal areas. However the high coal yield from favourable product attributes and WHC’s mines has historically more than offset the additional transport costs.

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Physical Coal Production and Sales

217.	All ROM coal from the Gunnedah operations is transported to the CHPP at Gunnedah. Coal is washed at the CHPP, except for bypass coal that does not require washing or further processing before sale. The yield of product coal from ROM coal varies depending on the coal source and has recently increased due to the high proportion of bypass coal provided by the Tarrawonga operation.

218.	The following table summarises the volume of coal production and sales for the two years ended 30 June 2008 and the half year ended 31 December 2008.

		12 mths ended Jun-07	12 mths ended Jun-08	6 mths ended Dec-08
Coal source
Gunnedah Operations	Kt	1,388	1,876	959
Werris Creek	Kt	1,289	1,116	465

Total ROM feed to coal plant		2,677	2,992	1,424

Yield - Gunnedah Operations	%	72%	86%	99%
Yield - Werris Creek	%	100%	100%	100%
Total yield	%	85%	91%	99%

Saleable product
Gunnedah Operations	Kt	997	1,613	949
Werris Creek	Kt	1,291	1,111	466

Total saleable product		2,288	2,724	1,415

Sales
Gunnedah Operations	Kt	852	982	827
Werris Creek	Kt	1,294	1,255	425
Purchased coal	Kt	169	600	573

Total sales		2,315	2,837	1,825

Source: WHC financial statements and shareholder presentations (volumes represent 100% interest)

219.	In FY08 WHC entered into a number of forward sales contracts based on then expected commissioning time frames for the Rocglen and Sunnyside mines. Delays in the commencement of production at these mines and below capacity performance at Werris Creek resulted in production shortfalls against contracted sales tonnage in FY08 and the half year ended 31 December 2008. As a result, WHC purchased approximately 0.6 Mt of externally sourced coal in both FY08 and the half year ended December 2008 in order to meet contracted customer commitments.

220.	The adverse price existing in some of these forward sales contracts and the high costs of purchased coal at spot prices resulted in contract losses, particularly during the half year ended 31 December 2008.

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Financial Performance

221.	A summary of the audited financial performance of WHC for the two years ended 30 June 2008 and the reviewed performance for six months to 31 December 2008 is set out below.

$ millions	Audited FY07	Audited FY08	Reviewed HY09
Revenue from sale of coal	103.5	252.0	273.0
Rental income	2.7	4.5	2.7
Cost of sales	(67.2)	(196.0)	(212.7)

Gross profit	39.0	60.4	63.0
Gross profit margin	37%	24%	23%

Gross profit excluding depreciation and amortisation	51.3	78.5	75.4
Other income / (other expense)	(14.1)	43.9	251.9
Selling and distribution expenses	(28.2)	(24.6)	(18.9)
Administration expenses	(6.8)	(7.1)	(5.4)

EBITDA	2.2	90.7	302.9
EBITDA margin	2%	35%	110%

Depreciation and amortisation	(12.3)	(18.1)	(12.4)
EBIT	(10.1)	72.6	290.5

Net financing income / (expense)	15.5	1.5	(1.6)

Profit before income tax	5.4	74.1	289.0

Income tax (expense) / benefit	18.7	(22.2)	(87.5)

Net profit after income tax	24.1	51.9	201.5

Average realised price (A$ FOB/sales tonne)	$70.94	$90.45	$172.24
Average operating cost[1] (A$ FOB/sales tonne)	$65.39	$79.20	$146.15
Average operating cost excluding third party purchases[1] (A$ FOB/sales tonne)	$62.84	$69.03	$88.15

[1]	Operating cost represented by cost of sales and selling and distribution expenses.

Source: WHC financial statements. FY06 financial information not included as this preceded the listing of the company on the ASX and associated preparation of comprehensive financial statements for disclosure purposes. Where relevant, comparison to FY06 financial performance is discussed in the commentary below.

222.	Saleable coal produced and sales of coal in FY07 were 65% and 48% higher than FY06 volumes respectively mainly due to higher production volumes from Tarrawonga and Werris Creak. WHC generated a loss of approximately $10.1 million at an EBIT level in FY07 following an $11.3 million profit in FY06. The change in performance occurred due to the accounting treatment of equity instruments issued to executive management (FY07: $15.2 million, FY06: nil) and an increase in sales and marketing expenses of approximately $9.1 million following port restrictions impacting transportation and demurrage costs. WHC also recognised an accounting profit from hedging of $13.8 million and a tax refund of $26 million during FY07 which are both below the EBIT line.

223.	A significant improvement in financial performance occurred in FY08 with EBIT of approximately $72.6 million. The turnaround resulted from increase in coal sales (29% increase in volumes excluding purchased coal), higher contracted coal prices effective April 2008 (an average of A$250 per tonne for metallurgical coal), the divestment of 7.5% in the Narrabri coal project and the effect of increasing ownership of the Werris Creek mine.

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Despite the result, the gross profit margin decreased from 37% in FY07 to 24% in FY08 predominantly from an increase in purchased coal requirements (FY08: 0.6 Mt; FY07: 0.2 Mt) and infrastructure constraints at the Port of Newcastle. Adverse operational and weather related productivity issues at the Werris Creek site also had a minor impact on the operating profit margin.

224.	The strong performance to December 2008 reflects the full effect of higher coal prices from April 2008, the further divestment of 15% of the Narrabri coal project (approximately $262 million), and the commencement of production at Rocglen and Sunnyside during December, offset by continued performance issues at Werris Creek and minor disruptions due to rail upgrades in the period. Performance was also impacted by the cost of purchasing third party coal at relatively high spot prices to meet customer commitments.

Sales

225.	The following graph illustrates the average price realised by WHC (in US dollars per tonne) for its coal products and total sales revenue (in Australian dollars) over each six month periods between 1 July 2006 and 31 December 2008.

Whitehaven realised coal price (USD per tonne)

Source: WHC management, PwC analysis. Realised price per tonne has been determined based on the volume weighted average USD price for each WHC mining operation from which sales were generated.

226.	Sales revenue increased significantly in the half year ended 30 June 2008 due to increased coal volumes produced at Tarrawonga, the full period effect of acquiring 100% of Werris Creek and an increase in realised coal prices, offset by an appreciation of the foreign exchange rate. Further benefits from higher metallurgical and thermal coal prices and a depreciation in the foreign exchange rate in the half year ended 31 December 2008 were realised, resulting in revenue from coal sales of $273 million.

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227.	A large proportion of WHC’s product comprises thermal coal. The average volume weighted realised price per tonne for the half year ended 31 December 2008 of S$146 per tonne exceeded the average Newcastle benchmark export spot contract price (6,700 Kcal GAD FOB) of US$128 per tonne for the period. The realised price reflects the high energy characteristics of WHC’s thermal coal products which normally trades at a premium to the market price for thermal coal. However, the average realised price of WHC coal has also been adversely impacted by fixed price legacy contracts (many of which expired or were renegotiated in March or September 2008).

228.	WHC has committed to deliver the majority of planned production until 30 June 2010 under fixed price and tonnage contracts. It has also negotiated long term off-take agreements with the joint venture parties in the Narrabri North project to provide coal of up to 4.5 Mtpa for the life of the mine. These latter contracts are based on market prices at the time of sale and will influence the realised price achieved in future periods once operations at Narrabri North have commenced.

229.	WHC utilises forward contracts to manage the foreign exchange risk associated with fixed price contracts and committed or planned future sales.

Cost of Sales

230.	The increase in operating costs from $83 million in FY07 to $151 million in FY08 has been affected by coal purchased from third parties. The requirement for purchased coal increased in FY08 to supplement production to meet contracted customer commitments. These purchases coincided with significant increases in the prices of thermal and metallurgical coal products.

$ millions	Audited FY07	Audited FY08	Reviewed HY09
Cost of sales	67.2	196.0	212.7
Selling and distribution expenses	28.2	24.6	18.9
Third party coal purchases	(12.8)	(69.3)	(142.4)

Operating costs excluding third party purchases	82.6	151.3	89.2

Source: WHC audited financial statements and management information. Coal sales reflected on an equity basis.

231.	Excluding the impact of the third party purchases, operating costs increased by $69 million in FY08 and continued to increase in the half year ended 31 December 2008. The following graph shows the major categories of operating costs by tonne of product coal sold (excluding coal sourced from third parties) over these periods.

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Operating cost analysis

A$ per tonne sold

Source: WHC management

232.	The overall operating cost of WHC coal sold has increased from $63 per tonne in FY07 to $88 per tonne for the half year ended 31 December 2008.

233.	The key factors that have impacted the operating cost include:

•	an increase in royalties paid to the New South Wales Government as a result of an increase in a sales due to the higher prices;

•	an increase in rail freight costs in FY08, particularly attributable to increased Tarrawonga production;

•	the payment of a levy to the Coal21 Fund to support the development of clean coal technologies with other industry participants; and

•

an increase in mining costs primarily due to the effect of higher strip ratios at Canyon mine, contractor issues at Werris Creek and the level of deferred waste recognised as a result of increased production at Tarrawonga and the commencement of production at Rocglen and Sunnyside.

234.	The increase in minesite related operating costs has been offset by a decline in demurrage costs in the half year ended 31 December 2008 as a result of smaller vessel queues at the Port of Newcastle.

235.	For accounting purposes, WHC defers overburden removal costs incurred during the production phase to the extent that future economic benefits arise. The costs are subsequently charged to operating costs on a units of production basis. The accounting treatment has resulted in $27 million of waste removal costs being deferred between 1 July 2006 and 31 December 2008 which is not reflected in the above analysis of operating costs.

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Rental income

236.	WHC generates income from Idemitsu relating to the re-charge of equipment used at the Tarrawonga mine. The Tarrawonga mine is operated by WHC and the equipment hire costs paid by Idemitsu are recognised as revenue by WHC.

Other

237.	Other items included in EBITDA principally relate to accounting gains associated with the sale of interests in the Narrabri project, executive management compensation payments and corporate overheads.

$ millions	Audited FY07	Audited FY08	Reviewed HY09
Other revenue
Gain on sale of non-current assets	0.2	55.7	261.6
Other	0.9	0.8	3.1

Total other revenue	1.1	56.5	264.7

Other expenses
Administrative expenses	(6.8)	(7.1)	(5.4)
Other	(15.2)	(12.6)	(12.8)

Total other expenses	(22.0)	(19.7)	(18.2)

Source: WHC financial statements

238.	Administrative expenses comprise salaries and other costs associated with the corporate head office and administration functions.

239.	Other expenses mainly relate to contract termination payments and the cost equity instruments granted to executives and senior management.

240.	Contract termination costs of $9.9 million and $12.8 million were incurred in FY08 and the half year ended December 2008 respectively. These costs relate to contracts between WHC and Merrill Lynch to sell coal at a set price. The coal was unable to be delivered during these periods and consequently WHC was charged the difference between the contracted price and the cost of replacement coal at spot prices. These costs are in addition to the cost of coal purchased from third parties to meet other customer commitments.

Financing

241.	Net financing income / (expense) includes the following:

•	interest generated on cash balances and interest expense from financing facilities including leases;

•	foreign exchange gains and losses including a net foreign exchange gain of approximately $3.2 million in FY08 and $5.9 million in FY06; and

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•	gains and losses from foreign currency hedging activities including a net loss of $1.0 million in FY08 and a net gain of $13.8 million in FY07.

242.	In July 2007, WHC modified its foreign exchange risk management policy whereby the use of forward currency options were replaced with forward exchange contracts. The gain of $13.8 million recognised in FY07 was primarily related to the accounting treatment of forward currency options.

Income tax

243.	WHC recognised an income tax benefit of $18.7 million in FY07 as a result of a tax benefit of $26.0 million arising on formation of a tax consolidation group in May 2007.

Earnings Outlook

244.	WHC has announced that future earnings growth will be achieved from completion of development of the Tarrawonga mines and the commencement of Narrabri coal production, subject to no adverse events impacting the anticipated availability of sufficient transportation infrastructure (rail and port) and development funding. WHC anticipates an adverse short term impact on profitability given the near term outlook for coal prices and particularly the weakness of metallurgical coal sales.

Cash Flows

245.	WHC’s cash flows for the three years ended 30 June 2008 and the six months to 31 December 2008 are summarised below.

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$ millions	Audited FY07	Audited FY08	Reviewed HY09
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	108.7	236.5	284.4
Payments to suppliers and employees	(101.9)	(218.6)	(252.9)
Income tax (paid) / received	(1.7)	(4.3)	(10.1)
Net interest (paid) / received	(0.1)	(1.5)	1.4

Net cash inflow from operating activities	5.0	12.0	22.7

CASH FLOWS FROM INVESTING ACTIVITIES
Net payments for mine development, and property, plant and equipment	(22.8)	30.4	(34.6)
Payments for subsidiaries, net of cash acquired	—	(36.7)	—
Cash acquired in business combination	17.2	—	—
Loans repaid by / (issued to) related entities	(2.5)	3.4	(1.8)
Other	(0.1)	(0.9)	(5.0)

Net cash outflow from investing activities	(8.2)	(3.8)	(41.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issues of equity	4.1	145.8	15.2
Dividends paid	(2.5)	—	(6.7)
Net proceeds from / (repayment of) borrowings	24.6	(61.2)	10.8
Payment of finance lease liabilities	(3.5)	(8.1)	(4.9)

Net cash (outflow) / inflow from financing activities	22.7	76.5	14.4

Net increase / (decrease) in cash	19.4	84.7	(4.2)
Cash and cash equivalents at beginning of period[1]	1.8	21.2	105.9

Cash and cash equivalents at end of period	21.2	105.9	101.6

[1]	Cash and cash equivalents at 1 July 2008 includes a $25 million security deposit classified as Trade and other receivables for the purposes of the Balance Sheet as at 30 June 2008.

Source:	WHC financial statements

246.	Cash inflows from operations increased in the year ended 30 June 2008 reflecting an increase in coal sales including enhanced production at Tarrawonga and the increased ownership in Werris Creek. The increase in inflows in the six months ended 31 December 2008 reflects a strong sales performance due to record coal prices and foreign exchange depreciation, despite higher costs of purchased coal and an increase in working capital balances.

247.	Payments for mine development and property, plant and equipment includes continued exploration and development activities, including preparation for production at Sunnyside and Rocglen mines throughout 2008, the enhancement of infrastructure at the CHPP and construction at the Narrabri North project. Proceeds from the sale of ownership interests in Narrabri of $67.5 million and $41.7 million were received in the year ended 30 June 2008 and half year ended 31 December 2008 respectively.

248.	In FY08, $36.7 million was spent acquiring the remaining 60% interest in Werris Creek. WHC issued shares during FY08 to facilitate this acquisition and fund the continued development of the Narrabri North project. WHC also raised $10 million during 2008 through an employee share plan and the exercise of share options.

249.	WHC repaid outstanding loans of $61 million during FY08, including full repayment of $33.5 million on a facility provided by AMCI Investments Pty Ltd.

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Financial Position

250.	Set out below is a summary of the financial position of WHC as at 30 June 2008, 31 December 2008 and 31 March 2009.

$ millions	Audited 30-Jun-08	Reviewed 31-Dec-08	Unaudited 31-Mar-09
ASSETS
Cash	80.9	76.6	102.2
Trade and other receivables	49.0	172.4	150.1
Inventories	9.4	18.1	15.5
Deferred stripping	23.1	35.0	33.4

Total current assets	162.4	302.1	301.2

Trade and other receivables	27.2	157.0	157.0
Property, plant and equipment	367.8	411.1	469.0
Exploration and evaluation	1.8	3.7	3.7
Other intangible assets	17.4	26.6	26.3
Deferred tax assets	—	21.4	33.2
Other	—	—	—

Total non-current assets	414.2	619.8	689.2

Total assets	576.6	921.8	990.4

LIABILITIES
Trade and other payables	37.9	40.1	49.0
Interest bearing liabilities	23.0	28.2	29.9
Current tax payable	10.1	85.9	97.3
Employee benefits and provisions	2.8	5.3	2.7
Derivative financial instruments	(26.7)	22.3	25.6
Other	0.1	0.2	0.3

Total current liabilities	47.2	182.0	204.8

Payables	10.4	10.9	10.9
Deferred tax liabilities	10.0	—	14.1
Interest bearing liabilities	32.3	45.4	53.7
Derivative financial instruments	(20.1)	48.1	38.2
Provisions and other liabilities	7.3	13.5	13.5

Total non-current liabilities	39.9	117.9	130.4

Total liabilities	87.0	299.9	335.2

NET ASSETS	489.5	621.9	655.2

Source: WHC financial statements and management accounts

Notes to significant balance sheet items:

Receivables

251.	Receivables primarily comprise amounts due from customers from the sale of coal products. Non-current receivables at 31 March 2009 include a $20 million security deposit provided for a customer in relation to the supply of coal from Werris Creek until 31 March 2010.

252.	The higher receivables balances at December 2008 and March 2009 reflect the timing of receipts from customers and proceeds receivable from the sale of interests in the Narrabri project.

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Inventories

253.	Inventories consist of stockpiled coal products including the costs of direct production such as overburden removal, materials, labour and mine rehabilitation costs. Inventories increased from June 2008 to December 2008 due to the commencement of mining at Rocglen and Sunnyside at initially high strip ratios. The balance of inventories has decreased to 31 March 2009 primarily as a result of improved sales performance at Werris Creek.

Property, Plant and Equipment

254.	Property, plant and equipment includes freehold land, plant and equipment and mining development assets.

255.	The balance of property, plant and equipment has increased as a result of the acquisition of freehold land and costs associated with mine development at the Werris Creek, Sunnyside, Rocglen and Narrabri North projects.

Other Intangible Assets

256.	Other intangible assets include rail access rights of $25 million at 31 March 2009. This represents WHC’s rights to certain rail paths over a 15 year period due to WHC underwriting the rail infrastructure upgrade between Muswellbrook and Narrabri.

Current Tax Payable

257.	The increase in the tax payable balance from $10.1 million as at 30 June 2008 to $97.3 million as at 31 March 2009 is broadly consistent with the increase in net profit including the gains arising from sale of interests in the Narrabri project.

Derivative Financial Instruments

258.	WHC’s hedging policy is to utilise forward exchange contracts to cover 100% of contracted sales where volume and price are fixed, 80% of planned sales from existing operations over a 12 month period, and a maximum of 50% of planned sales from existing operations between 12 and 24 months.

259.	The deterioration and volatility in the Australian dollar during the six months ended 31 December 2008 resulted in a hedge liability of $70.4 million. The liability has reduced to $63.8 million at 31 March 2009 as derivative positions have been unwound.

260.	Hedge losses incurred in the nine months ended 31 March 2009 have been partially offset by higher sales revenue in Australian dollars during this period. The forward contracts at 31 March 2009 had an average US dollar rate of 0.7593.

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Interest Bearing Liabilities

261.	WHC repaid $61 million in interest bearing facilities during the year ended 30 June 2008 as a result of strong cash flows from operations.

262.	Subsequent to December 2008, WHC’s bank advised the company that it is winding down lending support for the mining and resource sectors in Australia and as such have agreed to provide working capital and performance guarantee facilities to no later than 1 July 2009. The amortising term loan facility will continue and will mature in December 2010. WHC has recently progressed negotiations with a syndicate of Australian banks to replace the existing facilities and establish a stand-by overdraft facility. Undrawn credit lines associated with existing facilities at 31 March 2009 were approximately $5.9 million.

263.	WHC also had finance lease liabilities of $63 million at 31 March 2009.

Capital Structure

264.

At 31 March 2009, WHC had 407,146,935 fully paid ordinary shares. The largest shareholder of WHC was FRC Whitehaven Holdings BV, one of the founding shareholders, which held approximately 32.3% of the ordinary shares. The top 10 shareholders accounted for approximately 67% of the total issued shares in WHC. The top 10 shareholders includes director interests (including their associates) totalling approximately 33.6% assuming that FRC Whitehaven Holdings BV is not an associate of Mr Alex Kreuger[1].

265.	WHC had issued options exercisable over 18.2 million ordinary shares at 31 March 2009. The majority of these options have been granted to executives and senior management as part of remuneration packages.

Share Price Performance

266.	A summary of WHC’s daily share prices and trading volumes from listing in June 2007 to 15 May 2009 is presented below.

[1]	As disclosed by WHC in a market announcement dated 25 March 2009 using its meaning under the Corporations Act.

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WHC share price history

Source: Bloomberg, PwC analysis

267.	WHC commenced trading on the ASX on 1 June 2007 and closed on the first day of trading at $1.70. WHC experienced variable share price trading over the first several months of listing and declined to a low of $1.44 per share at the end of August 2007. However, the share price increased between September 2007 and July 2008 consistent with improved operating performance and identification of additional coal resources exceeding initial estimates provided in the 2007 prospectus.

268.	WHC’s share price deteriorated from $4.79 in July 2008 to $0.92 per share in December 2008 and recovered shortly thereafter to trade between $1.58 and $1.60 per share. The GCL merger announcement was made on 19 February 2009. The share price of WHC reached $2.30 on 15 May 2009, partly reflecting the upward trend in Australian listed coal companies during April.

269.	The free float available for WHC shares is less than 34% of total shares on issue, after allowing for directors’ interests (including associates) and the interest held by FRC Whitehaven Holdings BV (32.3%). Consequently, the trading turnover in the 2008 financial year of 16% of issued shares is significantly less than the equivalent market liquidity for the top 200 shares on the ASX. The trading turnover in the quarters ended 30 September 2008 and 31 December 2008 has been 20% and 26% respectively.

270.	The following graph presents the change in WHC’s share price relative to the average share price for the five largest listed coal companies in Australia by market capitalisation between December 2006 and 15 May 2009.

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Whitehaven vs Australian coal companies

Source: Bloomberg, PwC analysis. Coal companies included are Coal & Allied Industries Limited, New Hope Corporation Limited (New Hope), Felix Resources Limited, Centennial Coal Company Limited, and Macarthur Coal Limited. New Hope excluded from analysis after 17 July 2008 due to the existence of a significant surplus cash balance being held subsequent to the sale of the New Saraji Coal Project.

271.	WHC’s share price has demonstrated a strong relationship and similar trend to the average share price of Australian listed coal companies over the period, consistent with the comparison undertaken for GCL.

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VI	VALUATION OF MERGED GROUP SHARES

Summary of Values

272.	The WHC Proposal involves the merger of GCL and WHC. If the WHC Proposal is implemented, GCL shareholders will retain their existing shares in GCL but their interest in the existing underlying net assets of GCL will be diluted by approximately 68%[1] in exchange for an approximate 32% interest in the underlying net assets of WHC. GCL shareholders will also gain an approximate 32% interest in the synergy and other benefits arising under the WHC Proposal.

273.	An assessment of the likely minority interest value of shares in the Merged Group is required in order to assess the relative merits of the WHC Proposal and the Noble Offer. As there is no direct measure of the GCL share price under the WHC Proposal, we have considered the likely value by reference to:

•	the controlling interest value of shares in the Merged Group;

•	the GCL share value in the absence of the WHC Proposal uplifted by the relative controlling interest values of GCL shares in the Merged Group and on a stand-alone basis; and

•	the value implied by trading in WHC shares under the exchange ratio implied in the WHC Proposal.

274.	Our assessment of the value of shares in the Merged Group on each of the above bases is summarised below.

Value of shares in the Merged Group	Low $	High $
Controlling interest value	8.80	12.60
Minimum minority interest share value
- derived from estimated GCL share price in the absence of the proposals and uplift in controlling interest value of shares in Merged Group	5.30	6.10
- derived from trading in WHC shares using the exchange ratio in the WHC Proposal	5.14	5.64

275.	For the reasons described below, we consider that these measures provide a minimum value for both the controlling interest and minority interest share values under the WHC Proposal.

[1]	Assumes 100% acquisition of WHC by GCL on a fully diluted basis. If 80% acquisition of WHC then dilution will be approximately 62% for an approximate 30% effective interest in the underlying assets of WHC.

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Valuation of the Merged Group on a Controlling Interest basis

276.	We have assessed the value of the Merged Group on a controlling interest basis by aggregating the values of GCL, WHC and identified merger benefits. The assessment has been performed both at the minimum acceptance level under the WHC Proposal of 80% and assuming 100% acquisition of WHC shares by GCL. We have adopted the same basis of valuation for WHC as for GCL on a stand-alone basis.

277.	The identified and readily quantifiable synergy benefits relate to coal blending synergies for GCL and WHC thermal coal and tax benefits arising if GCL acquires 100% of WHC. We have assessed these benefits on a DCF basis using similar parameters to those adopted in our DCF analysis of the underlying operations of GCL and WHC.

278.	We have modified WHC management’s financial models for use in our assessment of the value of WHC’s mining operations. We have also commissioned Minarco to comment on the reasonableness of the key assumptions and inputs relating to WHC’s operations including:

•	the resource modelling undertaken by WHC;

•	key physical mining and production assumptions;

•	operating costs;

•	capital costs; and

•	anticipated synergy benefits.

279.	Minarco’s assessments have been undertaken in accordance with the AusIMM Code and Guidelines for the Assessment and Valuation of Mineral Assets and Mineral Securities for Technical Specialist Reports. We have incorporated Minarco’s assessment of operational parameters into our valuation model and applied a range of coal commodity price and other economic and valuation parameters.

Summary of Valuation of the Merged Group under the WHC Proposal

280.	We have assessed the value of GCL’s ordinary shares on a controlling interest basis to be in the range of $8.80 to $12.60 under the WHC Proposal. This valuation includes a premium for control and includes the potential dilutive impact of existing GCL and WHC share options in the Merged Group. Our range of values for GCL shares in the Merged Group excludes any special value which a particular purchaser might attribute to GCL shares. Our assessment is based on an aggregate value of the Merged Group (before dilution) ranging from approximately $2,300 million to $3,200 million for acquisition of 100% of WHC and from approximately $1,900 million to $2,700 million for acquisition of 80% of WHC.

281.	A summary of the valuation assessment is set out below.

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	Valuation (100% acquisition of WHC)			Valuation (80% acquisition of WHC)
$ millions	Low $M	Preferred $M	High $M	Low $M	Preferred $M	High $M
Total equity value of GCL on stand alone basis (non-diluted)	662.8	797.8	917.8	662.8	797.8	917.8
Equity value of WHC
Coal operations (net of allowance for corporate overheads) (Note 1)	1,350.0	1,600.0	1,980.0	1,080.0	1,280.0	1,584.0
Other mineral rights (Note 1)	108.3	162.0	103.8	86.6	129.6	83.0
Surplus cash	52.2	52.2	52.2	41.8	41.8	41.8
Deferred sale receivables (Narrabri)	147.0	147.0	147.0	117.6	117.6	117.6
Transaction costs	(4.4)	(4.4)	(4.4)	(3.5)	(3.5)	(3.5)
Less: Debt	(83.6)	(83.6)	(83.6)	(66.9)	(66.9)	(66.9)

Total equity value of WHC (non-diluted)	1,569.5	1,873.2	2,195.0	1,255.6	1,498.6	1,756.0
Coal blending benefits (Note 2)	35.0	50.0	70.0	31.5	45.0	63.0
Uplift in depreciable tax base	20.0	30.0	50.0	—	—	—

Merged Group equity value (non-diluted)	2,287.3	2,751.0	3,232.8	1,949.9	2,341.4	2,736.8

Potential proceeds from unlisted options exercised	37.8	37.8	37.8	37.8	37.8	37.8

Merged Group equity value (diluted)	2,325.1	2,788.8	3,270.6	1,987.7	2,379.2	2,774.6

Number of ordinary GCL shares on issue (million)	81.7	81.7	81.7	81.7	81.7	81.7
Shares to be issued to WHC (million)	166.2	166.2	166.2	132.9	132.9	132.9
Potential shares from unlisted options exercised (million)	11.4	11.4	11.4	11.4	11.4	11.4
Diluted number of shares on issue (million)	259.3	259.3	259.3	226.0	226.0	226.0

Value per share (non-diluted)	$9.23	$11.10	$13.04	$9.09	$10.91	$12.75
Value per share (diluted)	$8.97	$10.76	$12.61	$8.79	$10.53	$12.28

GCL Merged Group share value adopted	$9.00	$10.80	$12.60	$8.80	$10.50	$12.30

GCL Standalone share value	$8.00	$9.60	$11.00	$8.00	$9.60	$11.00

Percentage change in controlling interest value	12.5%	12.5%	14.5%	10.0%	9.4%	11.8%

Note 1 – The Narrabri South project has been included in the DCF analysis in modelling some of the high case valuation assessment scenarios, but is included within other mineral rights in the base case value and low value.

Note 2 – Blending synergies are assumed to be shared 50% by GCL and 50% by WHC if there is less than full ownership of WHC by GCL.

Source: Management information and PwCS analysis

282.	The key components of the valuation assessment are set out below.

Valuation of GCL

283.	We have adopted our valuation of GCL on a stand alone basis for inclusion in the Merged Group. There is some evidence that a lower discount rate could be applied under the Merged Group relative to the discount rate we applied in our assessment of GCL on a stand alone basis. However, such an assessment is subjective and the GCL value is not as sensitive to the selected discount rate as other key operational parameters.

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Valuation of WHC Mining Operations

284.	We have valued the WHC coal mining operations in the range from $1,350 million to $1,980 million on a DCF basis. The broad range of values reflects the high level of sensitivity to changes in the thermal coal and PCI coking coal selling price and foreign exchange rates. The key assumptions adopted in the valuation operations include:

•

Open pit production levels and development of the Narrabri North underground project are managed to correspond to anticipated access to additional rail and coal export capacity through NCIG facilities as follows:

Phase 1: access to an additional 3.3 Mtpa of export capacity from the initial 30 Mtpa NCIG coal export facility currently being developed (based on WHC’s 11% shareholding in NCIG). The additional capacity is expected to be commissioned in the first quarter of 2010.

Phase 2: access to 2.6 Mtpa of export capacity (representing 11% of the 24 Mtpa of the proposed second phase NCIG expansion of 36 Mtpa proposed to be reserved for NCIG shareholders). This additional capacity is expected to become available in 2012.

The new port capacity is in addition to WHC’s existing PWCHS allocation of approximately 3.6 Mtpa.

•

The ROM mining levels and scheduling are based on the following profile. It is intended that production from the open cut mines will be adjusted in response to variations from the Narrabri underground project in order to smooth the total production profile.

Attributable Production Profile - Base Case Valuation Model

(Attributable ROM tonnes)

Source: Management information and PwCS analysis

In our base case financial modelling, open pit mining is assumed to continue from various currently identified deposits at Werris Creek and the Gunnedah Operations until 2032. We have assumed that the Narrabri North underground project will commence initial production in 2010. Our base case modelling excludes development of the Narrabri South project as it is assumed that transport and shipping capacity constraints will delay the commencement of production at the Narrabri South underground project.

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•	This production profile approximates the anticipated export capacity available with the mix of attributable saleable coal as set out below.

Saleable Coal - Base Case Valuation Model

(Saleable product tonnes)

Source:	Management information and PwCS analysis

Anticipated third party coal purchases are assumed to be required only to satisfy near term contractual obligations unable to be met from existing production.

•	Average realised FOB real prices in US dollars as follows.

WHC Realisable Coal Price - Base Case Valuation Model

(future prices in 2009 USD real per tonne)

Source: Management information and PwCS analysis

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The average volume weighted selling price is heavily influenced by the weighting of thermal product in the WHC product mix. The base case selling price is based on market advice from AME and the mean medium term real price outlook of a number of commodity forecasters. The average price also recognises the ash and energy attributes of WHC’s coals.

•	An exchange rate of the Australian dollar to the US dollar as follows:

	4Q 2009	FY10	FY11	Long-term
US$:A$	0.74	0.72	0.70	0.70

Source: PwCS analysis

Our selection of an exchange rate for the Australian dollar to the US dollar has been made on a basis consistent with our base case coal price assumptions.

•	A cash operating cost profile of product coal FOB (including mining and processing costs, rail and port charges, royalties and marketing costs) as follows:

WHC Cost of Sales Analysis - Base Case Valuation Model

A$ per product tonne - 2009 real dollars

Source: Management information and PwCS analysis

The profile of WHC’s future mining and production cash costs is heavily influenced by the costs of the Narrabri North underground operations as this mine becomes the principal source of attributable production. The cash operating costs also include an allowance for future carbon imposts using emissions based on National Greenhouse Accounts factors and mine specific details of fugitive emissions and a net cost of approximately $20 per tonne net of pass through to customers. This is equivalent to a pass through to customers of approximately 50% of costs under a 15% reduction target and a 66% pass through under a 25% reduction target (with higher gross carbon equivalent costs under a global system).

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•	Corporate costs of between $6 million and $8 million per annum.

•	A capital expenditure profile (reflecting land acquisition, mine development, mining fleet replacement and sustaining capital) as follows:

WHC Capital Expenditure - Base Case Valuation Model

A$M - 2009 real dollars

Source: Management information and PwCS analysis

The capital expenditure up to 2013 reflects the remaining development costs to bring Narrabri North into production. Beyond this period, allowance is made for recurring capital expenditures and periodic open cut mine development costs in accordance with the mining schedule.

•	A corporate tax rate of 30%.

•	A real ungeared post tax discount of 11.5% per annum. Our assessment of the post tax discount rate applied in the valuation is set out at Appendix D.

285.	Further details of the operational parameters of the mining operations are set out in the Minarco technical specialist report which is attached in full at Appendix G. We have not included in our assessment of WHC’s mining operations any benefits which may arise from joint management with those of GCL.

286.	We have considered the sensitivity of the DCF valuation to various changes in the key assumptions including coal prices, foreign exchange rates, operating costs, capital costs, level of resources mined, product yield and access to export capacity. As shown below, the valuation is particularly sensitive to changes in the coal price and exchange rate assumptions.

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Indicative valuation sensitivities - WHC

[1]	If additional port capacity becomes available, the Narrabri South project may be developed in an accelerated timeframe.

Source: PwCS analysis

287.	Minarco has assessed resources not included in the life of mine plans to have a value of $83 million based on $0.20 per tonne of underground resource and $0.25 per tonne of open cut resource. We have adopted this value for our preferred valuation and used it to generate a range of values for these resources.

288.	We have considered the potential timing of the Narrabri South underground development having regard to the availability of access to port capacity above that utilised by the Narrabri North, Werris Creek and Gunnedah Operations production. Due to the high level of uncertainty over access to sufficient port capacity for the Narrabri South underground mining project in the foreseeable future, we have not included cash flows associated with this project in our DCF assessment for our low and base case valuations. We have made a separate allowance for the value of the coal resources of this project in our low and base case valuations assuming port capacity becomes available after a period of 15 to 20 years. In our high value, we have considered values for this project within our DCF analysis with development commencing approximately five years after Narrabri North.

289.	A summary of the valuation assessment for mineral rights not forming part of the mining operations is set out below.

	Low $m	Preferred $m	High $m
Open cut resources	5.3	7.0	8.8
Underground resources (excluding Narrabri South)	57.0	76.0	95.0
Narrabri South project	46.0	79.0	—

Total	108.3	162.0	103.8

Source: Management information and PwCS analysis

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Other Assets and Liabilities

290.	We have reviewed WHC’s assets and liabilities to ascertain the extent to which assets and liabilities as at 31 March 2009 have been reflected in the underlying DCF values of the mining operations. As with our assessment of GCL, our valuation of the WHC mining operations has incorporated opening working capital (including tax obligations and amortisable balances), fixed price forward sales contracts and the forward currency contracts in place as at 31 March 2009.

291.	WHC’s had borrowings at 31 March 2009 of $83.6 million and cash balances of $102.2 million. Given the capital requirements associated with development of the Narrabri project, we have allocated $50 million of the cash balance at 31 March 2009 as being required to support the mining operations. We have treated the remaining cash balance of $52.2 million as a surplus asset for valuation purposes.

292.	WHC has significant amounts receivable from the recent sale of two interests of 7.5% each in the Narrabri project. We have not included the receipt of these funds in the modelling of cash flows for the mining projects. We have assessed the present value of these receivables at $147 million.

293.	WHC will incur costs associated with the WHC Proposal in addition to those already provided for in the working capital balances. Based on discussions with WHC, we have made an allowance of $4.4 million of further costs in our valuation assessment.

294.	Based on discussions with WHC management, no significant off balance sheet assets or liabilities were identified which require separate valuation adjustment.

Narrabri Project Value

295.	In our assessment of a controlling interest value of WHC, we have ascribed a combined value to the Narrabri North and Narrabri South underground projects ranging from $650 million to $1,100 million. WHC has made three separate disposals of interests in the Narrabri project over the past 18 months:

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Announcement Date	Interest Sold	Buyer	Price	Other Key Terms
27-Feb-08	7.50%	Yudean Group (China)	A$67.5m	Offtake for up to 1.5Mtpa of coal over the life of the Narrabri Project based on market prices. Must contribute its share of future development costs.

1-Aug-08	7.50%	J-Power (Japan)	A$125.0m1	Offtake for up to 1.5Mtpa of coal over the life of the Narrabri Project based on market prices. Must contribute its share of development costs from 1 January 2008.

1-Aug-08	7.50%	EDF Trading Group (Europe)	US$120.0m1	Offtake for up to 1.5Mtpa of coal over the life of the Narrabri Project based on market prices. Must contribute its share of development costs from 1 January 2008.

1.	Including deferral of sale proceeds (A$268m) payable over next three years.

Source: Management information, company announcements and PwCS analysis

296.	These transactions took place in 2008 under different economic conditions to those currently being experienced and with different levels of development risk associated with the projects. In addition, each transaction involved offtake rights for approximately 25% of the anticipated saleable production from the Narrabri North project on varying terms linked to future market prices at the time of sale. As each of the transactions involves significant coal off-take rights, these are factored into the purchase price paid. The purchase prices implied from these transactions also include the benefits to the purchaser arising from a higher tax depreciable cost base for the purchasers of the joint venture interests than for WHC. Accordingly, some caution needs to be applied when considering any implied value for WHC’s 77.5% interest from these transactions.

Synergy Benefits

297.	The Bidders Statement and Target Statement for the WHC Proposal identify a number of synergy benefits which GCL and WHC management expect to arise under the WHC Proposal. These primarily relate to coal blending synergies, tax benefits and other potential operational synergies which are anticipated to eventuate from eliminating duplicated functions in the Merged Group and from optimising profitability over a larger pool of operating mines and development projects.

298.

The most readily quantifiable and immediately realisable synergy benefit is the blending of GCL and WHC thermal coal products. Pricing penalties associated with the higher ash and sulphur attributes of some GCL coals are planned to be reduced by blending these coals with lower sulphur and lower ash WHC coal products, providing added value to the Merged Group. Most of the GCL high sulphur coals are currently sold below benchmark prices (by up to US$7.50/t) to coal traders including Noble. The coal traders derive who obtain an uplift in product value through blending prior to export with low sulphur coal from other producers. Whilst we consider it is possible for GCL to secure some additional benefits through blending

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arrangements with other producers prior to sale, the product attributes of WHC and GCL’s thermal coals are highly complementary for blending and such arrangements are easier to facilitate under common ownership with increased security of supply and co-ordinated scheduling of rail and shipping.

299.	Over the past six months, WHC has purchased thermal coal from GCL which has been blended with WHC coal. This has confirmed the marketability of the blended product. Whilst the blending reduces the selling price of some WHC coals (through loss of low sulphur and ash premium), the net increase in the otherwise realisable price of GCL high sulphur coals (through reduction in sulphur and ash penalties) is value accretive.

300.	We have valued the thermal coal blending benefits anticipated to arise to the Merged Group by discounting the net incremental post-tax cash flows from the estimated higher average selling price of the blended volumes. In undertaking this assessment, we have considered the future profile of coal production and coal quality in the mine plans of GCL and WHC in order to quantify the tonnage suitable for blending and the level of quality uplift. In our assessment we have recognised that product quality can be variable and not all of the anticipated tonnage may achieve the anticipated value uplift. We have reduced the potential blending synergies by between 25% and 50% to recognise these factors. We have also been mindful of the level of future thermal coal production which is subject to forward sale obligations and is therefore some of this coal will not be available for blending.

301.	We have assessed the value of the synergy benefits to the Merged Group from product blending to be in the order of $35 million to $70 million.

302.	A number of other potential operational and funding benefits have been identified by GCL and WHC under the WHC Proposal. GCL and WHC have indicated that these further opportunities will be subject to review following completion of the WHC Proposal. Whilst other operational synergies are reasonably expected to occur in the Merged Group, these potential synergies have not yet been identified by management. Other than for the specific benefits identified above, no allowance has been made in our valuation assessment for potential synergy benefits.

303.	In the event that GCL acquires 100% of WHC shares, it is likely that additional tax benefits will arise to the Merged Group through an uplift to the tax cost base of assets upon WHC’s entry to the GCL tax consolidated group. These benefits will not be available if GCL secures only an 80% interest in WHC. Accordingly, we have considered these potential benefits only in our consideration of the synergy benefits arising from full ownership of WHC.

304.	Determination of the tax cost base of WHC assets upon entry to the GCL tax consolidated group will be a detailed process. However, the uplift in the tax cost base has the potential to reduce the future income tax payable by the Merged Group. We have estimated a range for the potential value impacts by reference to the current WHC share price (to provide a measure of the deemed consideration) and the book and tax value of WHC’s net assets as at 31 March 2009. We have adopted a valuation range of $20 million to $50 million to reflect the impact of lower taxation payments which would potentially arise upon uplift to the tax cost base of depreciable assets.

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Dilutive Impact of Options

305.	The WHC options are potentially dilutive to the shareholders’ interests in the Merged Group. Consistent with the assessment of the Merged Group shares on a controlling interest basis, we have considered the impact of these potentially dilutive securities using the implied GCL share value under the WHC Proposal on a controlling interest basis.

306.	For the purposes of our assessment, we have considered the number of options on issue in the Merged Group assuming all WHC options are replaced with GCL options under the WHC Proposal. This assumption has been made irrespective of whether the level of WHC shares acquired by GCL is 80% or 100%.

307.	The exercise prices of all options on issue are below the undiluted assessed value per share in the Merged Group. We have therefore assumed in determining a diluted value per share on a controlling interest basis that all options are exercised.

GCL Minority Interest Share Value under the WHC Proposal

308.	Our assessment of the estimated value of a minority interest parcel of shares in the Merged Group has been made primarily by reference to the likely trading range of GCL shares in the absence of the Proposals adjusted for the relative increase in the GCL controlling interest value per share under the WHC Proposal.

309.	Our assessed controlling interest value of GCL shares under the WHC Proposal represents a 12.5% to 14.5% uplift to our assessed controlling interest value of GCL shares on a stand alone basis assuming GCL acquires 100% of WHC. If GCL acquires 80% of WHC, the uplift to our controlling interest value of GCL shares is from 9% to 12%.

	Low	Preferred	High
In event of GCL acquiring 100% of WHC
GCL Merged Group share value adopted	$9.00	$10.80	$12.60

GCL Standalone share value	$8.00	$9.60	$11.00
Percentage change in controlling interest value	12.5%	12.5%	14.5%

In event of GCL acquiring 80% of WHC
GCL Merged Group share value adopted	$8.80	$10.50	$12.30

GCL Standalone share value	$8.00	$9.60	$11.00
Percentage change in controlling interest value	10.0%	9.4%	11.8%

Source: PwCS analysis

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310.	The value uplifts reflect the terms of the WHC Proposal and the synergy benefits identified in our valuation to the extent they can be quantified at this time and do not incorporate the potential benefits of any re-rating of GCL shares that may occur. Accordingly, we consider that the value uplifts under the WHC Proposal represent a minimum level of likely uplift in the controlling interest value of GCL shares under the WHC Proposal.

311.	We consider that the price range for GCL shares in the absence of the Proposals is likely to be in the range of $4.80 to $5.30 as set out in Section IV. This price and the implied value based on the WHC share price are at a relatively deep discount to the controlling interest values we have assessed. We do not regard this level of discount as being outside the range reasonably expected for smaller capitalised mining companies following the global financial crisis or current uncertainty for global economies at this time.

312.	A re-rating of GCL shares under the WHC Proposal may result from improvements in:

•	depth of share trading and liquidity factors;

•	changes in the shareholding profile;

•	increased market capitalisation and broader attractiveness from an increased portfolio of assets; and

•	enhanced production profile.

313.	Details of the factors we believe should lead to a further uplift to GCL shares in the Merged Group are set out in Section VII of this report.

314.	Because of the above factors, we consider that there is no compelling reason to believe that the percentage uplift in value implicit in our assessment of shares in the Merged Group on a controlling interest will not at least be replicated in the price of minority share parcels under the WHC Proposal. We have applied the uplift implicit in our controlling interest valuations to our assessed minority interest value of GCL shares on a stand alone basis as follows.

	Low $	High $
Estimated GCL share price on stand-alone basis in the absence of the Proposal	4.80	5.30

Value uplift implicit in the Merged Group controlling interest value	10%	15%

Implied Merged Group share price	5.30	6.10

Source: PwCS analysis

315.	Accordingly, based on this analysis the implied trading range for shares in the Merged Group is likely to fall in the range from $5.30 to $6.10 depending on the level of ownership of WHC by GCL and without any allowance for a re-rating of the shares.

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Value of Merged Group Shares implied from the WHC Share Price

316.	A further indicator of the potential price of shares in the Merged Group can be derived from applying the share exchange ratio implied in the WHC Proposal to the WHC share price. We do not consider this is a primary measure for the value of shares in the Merged Group as:

•	only 0.76% of WHC shares have traded over the past month consistent with the limited free float in WHC shares;

•	the WHC share price is unlikely to fully reflect the benefits of the WHC Proposal while there is uncertainty about the transaction occurring; and

•	the share prices of listed coal companies has increased markedly over recent weeks such that using historical prices will not reflect current values.

317.	The implied price of shares in the Merged Group based on recent WHC share prices is as follows:

	Past 1 month VWAP $	Past 7 day VWAP $	Current Price $
WHC share price	2.10	2.25	2.30

Volume traded	0.90%	0.41%	0.06%
Implied Merged Group share price based on share exchange ratio of 2.45	5.14	5.51	5.64

Source: Bloomberg and PwC Analysis

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VII	OTHER MATTERS RELEVANT TO OUR ASSESSMENT OF THE PROPOSALS

Operational and Strategic Factors

The Merged Group will provide increased opportunity to maximise value from projects under ongoing port capacity constraints

318.	Both WHC and GCL currently export coal through PWCHS facilities at the Port of Newcastle. Exports from the Hunter Valley coal system have been severely constrained for a number of years particularly by lack of port capacity, but also in associated rail infrastructure. Many producers have been forced to limit production and place expansion projects on hold to operate within the allocated capacity.

319.	Significant expansion in coal export capacity at Newcastle is in progress through existing and proposed PWCHS and NCIG projects. However, it is likely that capacity constraints will continue beyond the current proposed infrastructure development. In a capacity constrained environment, a greater pool of development and operating assets will provide increased opportunities for value optimisation. Such benefits may include the increased flexibility to deliver product to port from more geographically diverse mines in periods when rail may be disrupted, the ability to utilise capacity made available during disruption to other producers’ production, and ensuring that the most value accretive production profile is maintained to maximise value from available port capacity.

The Merged Group will have increased cash flow and scale to develop projects from internally generated cash flows

320.	The stronger cash flows from the Merged Group’s operating mines and cash will provide greater access to capital to exploit current and future development opportunities. The free cash flow of the Merged Group is anticipated to be sufficient to fund development of WHC’s Narrabri North project without further equity raisings or significant borrowings. The anticipated ongoing free cash flows of the Merged Group will also enhance development of future projects beyond Narrabri North.

321.	The increased diversity of cash flow generation and increased quantum of funds generated will lead to a reduction in the risk profile of the Merged Group.

Synergies should arise above those reflected in the value assessment of the Merged Group

322.	The assessed value of the Merged Group only includes the operational synergies associated with the blending of thermal coal and tax benefits. It is likely that other currently unquantified blending and production related benefits will be identified and effected following the proposed operational review to be conducted if the WHC Proposal is implemented.

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Market Related Factors

The Merged Group will have greater product and project diversity

323.	The Merged Group will hold the combined assets of GCL and WHC providing increased product and project diversity and reduced company specific risk for minority interest investors. We consider that this will be more favourably regarded by potential investors in the Merged Group than either WHC or GCL as a stand alone entity. The greater product range, project diversity and scale of the Merged Group are also likely to be more attractive to a potential future purchaser of a controlling interest in the Merged Group.

Increased market capitalisation and ASX ranking by size

324.	Whilst a significant proportion of the shares in the Merged Group will be held by investment groups or strategic investors, the aggregate amount of equity subject to “free float” will be increased in the Merged Group.

325.	The market capitalisation of the Merged Group implied from the recent market capitalisation of WHC and GCL will be more than $1.2 billion. This would place the Merged Group just outside the Standard & Poors ASX 100 index. This is likely to result in increased trading liquidity notwithstanding a reduction in the percentage of free float shares in the Merged Group relative to GCL.

Depth of Management

326.	All WHC directors (except for Mr Hans Mende) will join the board of GCL if the WHC Proposal is implemented. Mr Tony Haggarty is expected to act as a managing director of GCL for a period of time before the role is transitioned to Mr Rob Lord, the current managing director of GCL. Each of the directors of WHC has considerable relevant experience. Mr Haggarty, Mr Davies, Mr Plummer and Mr Krueger each have extensive experience in the resources industry and a record of involvement in successful value accretive transactions. Further details of the prospective appointees to the board of GCL under the WHC Proposal are set out in the Bidders Statement for the WHC Proposal.

Market Conditions

327.	The assessed share trading value range is at a significant discount to the assessed controlling interest value of GCL on both a stand alone basis and under the WHC Proposal. The prices of securities for smaller capitalised mining companies over recent months have generally been more negatively affected than companies with greater trading depth, liquidity and market capitalisation. If implemented, the WHC Proposal will provide existing GCL shareholders with an ongoing interest in GCL including the potential to exit their shareholding in more favourable economic conditions, which may be enhanced by the increased scale of the Merged Group.

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328.	AME and most other market commentators continue to reflect a favourable demand outlook for Australian thermal coal and coking coal in the medium term, although there is considerable softness in the current level of demand for coking coal. However, currency, coal demand and pricing risks and the long term impact of Australian and global climate change policies will remain an inherent feature of investment in the coal mining sector.

Level of Influence held by Major Investment Groups

329.	If implemented, the WHC Proposal would markedly change the shareholder profile of GCL. Whilst no individual shareholder or shareholder group will have control of the Merged Group, a number of significant shareholders of WHC will hold significant shareholding interests. The current 21.7% interest in GCL held by Noble will be diluted to between 7% and 8%.

330.	The largest individual shareholder in the Merged Group holding between 20% and 25% will be an investment fund advised by First Reserve Corporation (FRC), a major US based private equity firm specialising in the energy industry.

331.

The second largest shareholding group will be entities associated with American Metals and Coal International Inc (AMCI), a privately held global mining, investing and trading corporation. The associated entity holdings include those relating to the principals of AMCI and AMCI’s affiliate, American Metals & Coal International Capital (AMCI Capital), a privately held US based investment fund, which provides a platform for investments in coal and coal related projects globally. AMCI Capital has grown to be one of the largest private coal producers in the world. AMCI is wholly owned by Mr Fritz Kundrun and Mr Hans Mende. AMCI and associates[1] will hold between 20% and 24% of the Merged Group.

332.	Three of WHC’s executive directors will collectively hold a further 14% of the Merged Group.

333.	In its reasoning supporting the 29 April 2009 orders, the Takeovers Panel concluded that whilst FRC and AMCI have jointly invested in a number of companies, each is subject to separate decision making processes and has a clear record of independent action. Whilst FRC and AMCI can together influence operational and corporate strategy, these parties do not have a controlling interest in the Merged Group.

334.	The existing shareholder profile of GCL and the spread of non-associated GCL and WHC shareholders limits the ability of any individual non-associated shareholder to influence operational and corporate strategy of GCL post implementation of the WHC Proposal. As such, non-associated GCL shareholders will not be disadvantaged in the Merged Group relative to their existing position in GCL.

335.	The presence of a controlling shareholding block normally results in reduced sentiment for minority share parcels. Conversely, the presence of private equity investor groups as the two largest shareholders in the Merged Group may enhance the value of minority share parcels as the corporate strategy (influenced by FRC and AMCI) may lead to increased business and earnings growth and a heightened expectation of participation by minority shareholders in value accretive initiatives.

[1]	As previously defined on page 2.

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Taxation

336.	There will be tax consequences for GCL shareholders in the event the Noble Offer is successful. The consequences will vary between individual shareholders. General advice in relation to the tax implications of the Noble Offer is set out in the Bidders Statement for the Noble Offer.

Prospect of Other Proposals

337.	The directors of GCL have advised that the Noble Offer and the WHC Proposal are the only proposals available to GCL at the date of this report.

338.	On 15 May 2009, the directors of GCL formed the opinion that the revised Noble Offer of $7.00 per share was more in the interests of GCL shareholders than the WHC Proposal. The directors recommended GCL shareholders accept the Noble Offer in the absence of a superior offer.

339.	In the event that an alternative proposal or offer on better terms emerges before completion of the Noble Offer, GCL shareholders who have not accepted the Noble Offer will be entitled to consider the alternative proposal or offer.

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APPENDIX A

DECLARATIONS AND DISCLOSURES

Qualifications

PwCS is a member of PricewaterhouseCoopers (PwC), a large international firm of chartered accountants which has had extensive experience in providing corporate financial advice and in the preparation of Independent Expert Reports. PwCS holds an Australian Financial Services Licence under the Corporations Act.

The individuals responsible for the preparation of this report are Roger Port and Nigel Smythe.

Roger Port is a partner in PwC and an authorised representative of PwCS. Roger is a graduate of Macquarie University, a Member of the Institute of Chartered Accountants in Australia and Senior Fellow of the Financial Services Institute of Australasia. He holds a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and has completed the Company Directors Course Diploma with the Australian Institute of Company Directors. Roger has in excess of 20 years experience in the preparation of corporate valuations, independent expert’s reports and the provision of corporate financial advisory services to corporations involved in takeovers, capital raisings and mergers and acquisitions.

Nigel Smythe is an associate of The Institute of Chartered Accountants in Australia and a Senior Fellow of the Financial Services Institute of Australasia. He holds a Bachelor of Business and a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia. He has in excess of 13 years experience preparing independent expert reports and business valuations. He is a Partner with PricewaterhouseCoopers and is an authorised representative of PwCS.

Independence

We have considered our independence from GCL, WHC and Noble and we do not consider that there are any circumstances which conflict with our independence from these parties or hinder our ability to provide objective independent advice.

Neither PwCS, PwC nor the authors of this report have, at the date of this Report, or have had within the previous two years, any shareholding in or other relationship with GCL, WHC or Noble that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed transactions.

During 2008 and 2009 PwC provided accounting advice to WHC with respect to company accounting policies and the determination of superannuation guarantee levies for employees to comply with appropriate legislation. PwC received fees from WHC for the provision of these accounting services of less than $50,000.

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APPENDIX A (cont)

In our opinion, the services provided by PwC do not impair our ability to provide an independent, unbiased opinion to the directors of GCL.

PwC has not provided any services to WHC or Noble in respect of the Proposals.

Neither PwCS, PwC nor the authors of this report have any interest in the outcome of the proposed transactions. PwCS is entitled to receive a fee from GCL based on normal professional hourly rates for the time taken in respect of the preparation of this report. The estimated fee is $400,000 and will be paid regardless of whether or not the WHC Proposal or the Noble Offer proceeds.

Draft Report

A draft of certain sections of this report was provided to GCL and WHC for a review of factual accuracy on 15 May 2009. A further draft was provided to GCL and WHC on 17 May 2009. No changes to our opinion arose as a result of these reviews.

Indemnity

The terms of PwC’s appointment include a provision that GCL will indemnify PwCS, PwC, its employees, officers and agents against any claim, liability, loss or expense, cost or damage and liabilities arising out of reliance on any information or documentation provided by GCL which is false or misleading or incomplete.

Consent

PwCS has consented in writing to this Report in the form and context in which it appears being included in the Target Statement to be sent to GCL shareholders in relation to the Noble Offer. Neither PwCS nor PricewaterhouseCoopers has authorised or caused the issue of all or any part of the Target Statement other than this report. Neither the whole nor any part of this report nor any reference to it may be included in or with or attached to any other document, circular, resolution, letter or statement without the prior consent of PwCS to the form in which it appears.

APES 225 “Valuation Services”

This independent expert report has been prepared in accordance with APES 225 “Valuation Services”.

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APPENDIX B

SOURCES OF INFORMATION

The principal sources of information used in the preparation of this report are as follows:

1.	The combined GCL Bidders Statement and WHC Target Statement dated 30 April 2009 relating to the WHC Proposal

2.	The Noble Bidders Statement dated 6 May 2009 relating to the Noble Offer

3.	Audited financial statements of GCL and WHC for the three years ended 30 June 2008

4.	Half year reports of GCL and WHC for the period ended 31 December 2008

5.	Monthly management accounts, board papers and other supporting analysis for the period from 1 January 2006 to 30 June 2008 and for each subsequent month to 31 March 2009

6.	WHC Prospectus for the offer of WHC shares dated 3 May 2007

7.	Scheme Booklet dated 31 May 2007 relating to the proposed acquisition of GCL shares by Xstrata plc

8.	Financial modelling of conceptual mine development for GCL and WHC prepared by the respective companies

9.	GCL and WHC merger presentation dated February 2009 and subsequent updated publicly available presentations

10.	Takeovers Panel announcements and developments in relation to the WHC Proposal and the Noble Offer between 3 March 2009 and 13 May 2009

11.	Research reports prepared by equity analysts / brokers relating to GCL, WHC and other coal mining industry participants in Australia

12.	Economic statistics and forecasts prepared by the Reserve Bank of Australia, Access Economics and the International Monetary Fund

13.	Press releases and ASX announcements issued by GCL, WHC and Noble

14.	Discussions with the directors and management of GCL and WHC

15.	Financial information sourced from Bloomberg and Capital IQ

16.	Information on comparable listed companies sourced from Bloomberg, Capital IQ and annual reports

17.	Other publicly available information including information from individual company and industry body websites and publications

PwCS have not performed an audit, review or any other verification of the information presented to it. Accordingly, PwCS express no opinion on the reliability of the information supplied to it.

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APPENDIX C

FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 18 May 2009

1.	About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) (PwCS) has been engaged by Gloucester Coal Limited to provide a report in the form of an Independent Expert’s Report in relation to the Noble Offer and the WHC Proposal (the “Report”) for inclusion in the Target Statement relating to the Noble Offer.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2.	This Financial Services Guide

This Financial Services Guide (FSG) is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwCS generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report and how complaints against us will be dealt with.

3.	Financial services we are licensed to provide

Our Australian Financial Services Licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds and deposit products.

4.	General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

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APPENDIX C (cont)

5.	Fees, commissions and other benefits we may receive

PwCS charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages us to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report, our fees are as disclosed in Appendix A of this Report.

Directors or employees of PwCS, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6.	Associations with issuers of financial products

PwCS and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwCS may provide financial services to the issuer of a financial product in the ordinary course of its business.

7.	Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Ombudsman Service, an external complaints resolution service. The Financial Ombudsman Service can be contacted by calling 1300 780 808. You will not be charged for using this service.

8.	Contact Details

PwCS can be contacted by sending a letter to the following address:

Mr Roger Port

PricewaterhouseCoopers Securities Ltd

QV1 Building

250 St Georges Terrace

PERTH WA 6000

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APPENDIX D

DETERMINATION OF DISCOUNT RATES

Overview

The discount rate applicable for fair market valuation purposes represents the required market rate of return for capital invested in the company or asset being valued. The cost of capital for a company reflects the opportunity cost of the funds employed. This means that a company must obtain sufficient return on its assets to cover the required return to equity and debt holders as reflected by the capital markets.

The expected rate of return for invested capital is conventionally derived using the Weighted Average Cost of Capital (WACC) approach after considering available market evidence for the company being examined.

The cost of capital comprises a required rate of return on equity plus the current tax-effected rate of return on debt, weighted by the relative proportions of equity and debt (i.e. capital structure).

For equity investors, the cost of equity capital has two components; an explicit opportunity cost such as dividend payments and an implicit opportunity cost in the form of an expected cash equivalent gain in share price. The expected return to debt investors (the cost of debt) represents the interest payments and the amortisation of any difference between the market value of debt and its face value.

Significant judgement is inherent in the selection of discount rates. Discount rates can be derived using a framework which is theoretically sound, however when determining required future rates of return, there is inherently a substantial degree of subjectivity involved in estimating variables, which by definition are unable to be observed.

The formulation of WACC using modern finance theory and commonly accepted practice is derived in the first instance on a post-tax, nominal basis as the parameters comprising WACC are observable in the market on this basis.

The determinants of the WACC calculation are derived from observable market data for the select company (if listed) or a peer group, which is consistent with the definition of fair market value. The peer group companies are selected primarily on the basis of the industry and geographic region in which they operate. Considerations of size, asset quality, growth prospects and revenue sources are also taken into account.

Cost of Equity

The cost of equity is typically considered to be an estimate of an equity investor's required rate of return for a given risk level associated with an investment.

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APPENDIX D (cont)

The most commonly used tool to estimate the required rate of return on equity for a given level of risk is the Capital Asset Pricing Model (CAPM) framework. Under CAPM, the expected return on equity is measured as the return on risk free investments plus a premium for the non-diversifiable risk associated with the relevant asset or company.

The CAPM model states that:

Ke = Rf + ße * (EMRP)

where:

Ke	=	expected (or required) return on equity for investment
Rf	=	risk free rate
Be	=	equity beta for investment
EMRP	=	the equity market risk premium which is the expected return on a broad portfolio of stocks in the market less the risk free rate

Each of the above elements is described below.

Risk free rate

The risk free rate represents the minimum return an investor will accept from investing in any asset or company, being the amount an investor could earn on an equivalent investment with zero risk. In such a case, the required return reflects the time value of money and expected inflation over the investment period.

The most commonly used proxy for a risk free investment is the return on long dated government bonds which are assumed to be close to risk free in many developed countries. For example, Australian Government bonds are assumed to be ‘risk free’ if they are held to maturity.

The risk free rate selected should reflect a period consistent with the longevity of the cash flows of the underlying asset or company. Typically, the yield on a ten year bond is a widely used and accepted benchmark for the risk free rate in Australia and is applied for long term cash flows.

Adjustment for Inflation

Given the recent volatility in capital markets and the economic environment, a disconnect may exist between the level of inflation implied in the risk free rate and the financial forecasts adopted for the underlying asset or company being valued. In early May 2009, the inflation rate implied in the yield of medium term Australian Government bonds was approximately 2.2%1, being at the low

[1]	Source: Bloomberg. Represents the difference between yield in the 5 year bond rate and Inflation Indexed Government Bond, expiry 2015 (using the Fisher equation).

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APPENDIX D (cont)

end of the inflation range of between 2% and 3%2 currently adopted by economic forecasters and typically assumed in financial forecasts. To reflect the disparity between long term inflationary expectations and current market based inputs, a differential inflation premium may be added to the risk free rate adopted or taken into account when adjusting the assessed nominal WACC to a real (uninflated) WACC.

Equity Market Risk Premium

The Equity Market Risk Premium (EMRP) is the premium over the risk free rate that investors require from equity capital, generally measured as the difference between actual long term historical returns on a market share portfolio and long term Government bonds.

Theoretically, the premium should be based on expected returns over the future investment horizon. However, historical returns earned by equity investors over an extended period are typically used as a proxy given expected returns cannot be observed. Empirical evidence collected by a number of academics and valuation practitioners over periods of up to 100 years suggests the long term average EMRP in Australia is between 4% and 8%.

Recent studies have highlighted that current economic conditions may support the need for a higher EMRP given equity investors perceive greater risk in capital markets at present. Notwithstanding this, the EMRP is based on long term historical data including periods of both positive and negative returns experienced during various stages of a market cycle.

Beta

Beta is a measure of systematic risk reflecting the sensitivity of a company’s share price to the movements of the stock market as a whole. Whilst expected betas cannot be observed, conventional practice is to estimate an appropriate beta with reference to the historical betas for a company over a finite period. It is also appropriate to consider betas for comparable companies and sector averages as a proxy, particularly in the case where the subject company is not listed.

Observed betas in the market place, known as equity betas, are affected by the gearing of the individual company. The beta for equity reflects the non–diversifiable or systematic risk of a company. Equity betas incorporate the operational risk of the underlying company assets and other financial risk associated with the financial structure of the company (i.e. the combination of debt and equity employed to finance the company assets), whereas asset betas reflect only the operational risk.

[2]	Based on the level of inflation targeted by the Australian Government and Reserve Bank of Australia (RBA).

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APPENDIX D (cont)

The beta of an investment represents relative risk, not a measure of the total risk of a particular investment. Under the CAPM framework, the greater a security's beta, the greater the required return. This is indicated by a beta greater than one, which implies that firms with higher volatility of returns (as measured by standard deviation) will have higher required returns due to greater risk, other things held equal.

As mentioned above, determination of a beta can be undertaken with reference to analysis of comparable companies. It is generally necessary to make adjustments to the observed equity betas in the market place to remove the impact of the different capital structures and levels of gearing in the companies examined. This process, known as de-levering, involves removing the gearing of the subject company to arrive at the asset beta and subsequently re-levering in line with the target level of gearing.

PwCS adopted the Harris Pringle formula to de-lever and re-lever the beta as follows:

Asset beta (un-geared) = Equity beta (geared) / [1 + (D/E)]

Equity beta (re-geared) = Asset beta (un-geared) x [1 + (D/E)]

where:

E	=	market value of equity
D	=	market value of debt
D/E	=	company’s debt to equity ratio

The betas of the comparable companies have been calculated relative to the home exchange of GCL and WHC, being the ASX.

Company Specific Risk

Company specific risk adjustments are often made to the cost of capital to reflect attributes of a company’s operation that may not be adequately reflected in the forecast cash flows or the observable inputs. Common adjustments include allowances for country specific risk and size relative to the market as a whole.

Dividend Imputation

Imputation was introduced in Australia in 1987 so that certain Australian shareholders receiving Australian company dividends were able to offset taxation paid by the company against their personal tax liability. In the definition of cash flows, and the estimation of discount rates, PwCS have made no explicit adjustment to reflect any potential impact of imputation.

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APPENDIX D (cont)

The reasons for this include:

•	such adjustments are generally not made in the valuation of corporate entities;

•

there is no agreement that the overall changes to the tax system around 1987 reduced the cost of capital. Specifically the benefit of imputation to end investors was offset to at least some extent by the introduction of capital gains tax and the taxation of superannuation funds;

•

while many overseas tax systems incorporate some degree of imputation, adjustments to the cost of capital for imputation are only made in New Zealand, and this practice has primarily emerged from determinations made in relation to regulated companies; and

•

more recently, the academic debate has increasingly questioned the need to adjust DCF and WACC analysis for imputation. Recent papers have focused on the fact that international investors do not benefit from imputation credits[1], and have questioned whether the level of dividend payouts by the typical company are consistent with suggested adjustments for imputation[2].

Ultimately, any impact of imputation might be reflected in observed long term data for the equity market risk premium. However, imputation is only one of many factors that will potentially affect observed market returns.

Cost of Debt

The cost of debt is the rate a prudent debt investor would require on interest-bearing debt after considering the appropriate capital structure and the nature and risks pertaining specifically to the company’s operations.

Since the interest on debt is deductible for income tax purposes, the WACC incorporates the after-tax interest rate in the calculation. For the purposes of assessing WACC, the existing effective Australian corporate tax rate of 30% is generally applied.

In assessing an appropriate cost of debt to adopt, PwCS normally have regard to corporate debt issued by the company (where available) or its comparator group, the existing and expected future cost of debt provided by financiers, and current market conditions in debt markets. The yield of a corporate issued bond is typically higher than the yield on a Government bond, reflecting a premium for credit risk. The premium or debt margin is calculated as the difference or spread between the yield on a corporate and a Government bond with the same duration or maturity.

[1]	Cannavan, Finn & Gray (2000)
[2]	Gray & Hall (2006)

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APPENDIX D (cont)

Capital Structure

In order to calculate an appropriate post-tax cost of capital, it is necessary to determine the optimal or target level of debt funding (or debt and equity mix) for the subject company. Optimal capital structures are not readily observable. In practice, the existing capital structures of comparable companies are used as a guide to estimate the likely optimal capital structure for the company being valued, taking into consideration the specific financial circumstances of that company.

Typically, the gearing changes over time and differs between comparable companies. In order to remove the impact of the fluctuations in the level of gearing over time, the five year average level of gearing of the comparable company set was considered in selecting an appropriate target debt and equity mix. This is consistent with the period over which betas have been observed and removes the effect of current market events such as depressed equity markets and lack of debt financing possibilities.

WACC

The cost of equity and the cost of debt are combined to arrive at the WACC using the following formula:

WACC = [Ke * E/(D+E)] + [Kd * (1-Tc) * D/(D+E)]

The key inputs are defined as follows:

Ke	=	the cost of equity
E	=	the market value of equity
Kd	=	the cost of debt
Tc	=	the marginal effective tax rate
D	=	the market value of debt (net of surplus cash)
E	=	the market value of equity

GCL and WHC discount rate

Real post-tax discount rates of between 9.1% and 10.6% and 10.7% and 12.2% have been selected for GCL and WHC respectively to apply to the ungeared after-tax cash flows adopted for valuation purposes. PwCS consider these discount rates reasonably reflect the rates of return that investors would use in the current market in assessing the company operations of GCL and Whitehaven.

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APPENDIX D (cont)

Risk free rate

The risk free rate for GCL and Whitehaven has been based on the 10 year Australian Government bond representing the longest dated benchmark for the risk free rate in Australia. This bond had a yield of 4.9% as at 15 May 2009. However, due to very recent volatility in debt markets reflected in Government bond yields, PwCS have also considered the recent average yields over a longer period. The average yield over the three month period to 15 May 2009 was 4.4%.

Given the increase in the yield in recent weeks, PwCS have adopted the average yield for the three month period to 15 May 2009 for the purposes of the valuation of Whitehaven and GCL.

Equity Market Risk Premium

Widespread market practice for Australian company valuation has been to adopt an EMRP of 6.0%. This figure is within the range of generally accepted figures for long term market risk premium in Australia capital markets and is consistent with recent empirical research1.

The EMRP varies over time and economic cycles. Since October 2008 the pricing of non-diversifiable risk as reflected in EMRP is likely to have increased to reflect current economic and financial conditions. In selecting the EMRP for use in the assessment of the relative merits of the Noble Offer and the WHC Offer, we have been mindful that the rate adopted should reflect the prospective estimate of EMRP over the timeframe of the cash flows modelled. This will include not just the current economic circumstances, but periods of both positive and negative returns experienced during various stages of future market cycles. The long term historical average EMRP is generally adopted as the most appropriate measure for this. However, PwCS have chosen to apply an EMRP of 6.5% for the purposes of our assessment in order to provide some increased weighting to reflect the current phase of the economic cycle.

Beta

In determining an appropriate beta range to adopt, PwCS have had regard to the observed beta for WHC, GCL and their comparable companies over a five year period. The companies within the peer group all operate in the coal mining sector within Australia and are listed on the ASX.

Given the recent volatility in capital markets, PwCS have used the five year average gearing to de-lever the observed betas of the companies within the peer group for consistency with the period over which the betas have been observed. The table below summarises the observed and de-levered (asset) betas for the comparable company set.

[1]	Officer & Bishop (2008) and Grabowski and Damodaran (2009)

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APPENDIX D (cont)

Beta Analysis	Market Capitalisation¹	Equity Beta²	Leverage (D / D+E)³	Asset beta[4]
Most comparable
Centennial Coal Co. Limited	824.5	1.23	26.7%	0.90
Coal & Allied Industries Limited	7,359.7	0.63	0.5%	0.63
Cockatoo Coal Limited	174.1	1.17	0.0%	1.17
Felix Resources Limited	2,340.2	1.68	1.7%	1.65
Gloucester Coal Limited	478.5	1.30	3.1%	1.26
MacArthur Coal Limited	1,101.1	1.75	0.0%	1.75
New Hope Corp. Limited	3,509.6	1.14	0.0%	1.14
Whitehaven Coal Limited	842.6	1.28	0.0%	1.28

Mean		1.27	4.0%	1.22
Median		1.26	0.2%	1.22

1	Obtained from Bloomberg as 15 May 2009. Local currency in millions
2	As obtained from Bloomberg. Based on 5 year monthly regression and includes Bayesian Adjustment (to account for statistical error)
3	Calculated based on information obtained from Bloomberg and CapitalIQ. Represents 5 year average where surplus cash that exists after repayment of interest bearing facilities is assumed to be returned to shareholders.
4	Calculated using Haris Pringle formula (not considering a debt beta)
Source:	PwC analysis, Bloomberg and Capital IQ

GCL and WHC are listed companies with historical returns that can be observed. Accordingly, PwCS have had primary regard to their observed betas for the purposes of determining an appropriate discount rate. The asset beta for GCL is 1.26 and WHC is 1.28, being broadly consistent with the mean and median of the comparator group. However, the selection of betas is a highly judgmental process and it is conventional to adopt a range around observed betas to reflect estimation risk and variations of beta over time.

The adoption of specific adjustments for GCL and WHC to market observed betas is highly subjective and is typically only applied where there are limitations associated with observable returns or a change in the risk profile of the company’s activities going forward. PwCS have not made an adjustment in relation to GCL for the purposes of determining a discount rate to apply in our valuation given that its operations over the forecast period largely reflect a continuation of existing open cut mining activities. However, the future operations of WHC will be substantially represented by underground mining at Narrabri, whereas current and previous operations have been predominantly based on open cut mining. We consider that there is strong market evidence to suggest companies involved in underground mining carry a higher beta relative to open cut mining. Accordingly, we have chosen to apply a premium to the observed beta of 0.20 to reflect the changed nature of WHC’s mining operations going forward.

Accordingly, PwCS have adopted a range of asset betas of between 1.15 and 1.35 for GCL and 1.40 and 1.60 for Whitehaven.

Cost of Debt

PwCS have estimated the pre-tax cost of debt capital of between 7.9% and 8.9% to be appropriate after considering the capital structure and nature of GCL and Whitehaven. This represents a debt margin of between 3.5% and 4.5% above the risk free rate.

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APPENDIX D (cont)

To reflect the tax shield advantage of debt in the cost of capital calculation, PwCS have applied the existing corporate tax rate of 30%. This corresponds to a post-tax cost of debt range of between 5.5% and 6.2%.

In establishing the appropriate cost of debt, PwCS have considered the following:

•	the availability of debt financing in the Australian market at present and lender reductions in resource sector exposure;

•	the ability to refinance facilities in the medium term;

•	yields on corporate debt (of various credit ratings) published by the RBA for recently issued debt of varying maturities;

•	the likely credit rating of GCL and WHC (neither are credit rated nor issue corporate debt);

•	current yields and debt margins for corporate debt issued in the US market, being a substantially larger and more liquid market than the Australian market;

•	existing facilities utilised by GCL and WHC and the expected date of expiration of these arrangements; and

•	the cost of debt adopted by various brokers in their analysis of the value of GCL and Whitehaven.

Having regard to the above, PwCS consider a medium term debt margin of between 3.5% and 4.5% to be reasonable in the circumstances.

Capital Structure

In determining an appropriate level of gearing, PwCS have had regard to:

•

the five year average gearing of GCL and WHC, being 3.0% and nil respectively (assuming cash in excess of debt facility balances represents working capital or is expected to be returned to shareholders);

•	the mean and median gearing levels of the comparable companies being 4.0% and 0.2% respectively;

•	neither GCL or Whitehaven having any outstanding debt facility balances at the time of the valuation; and

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APPENDIX D (cont)

•	the optimal level of gearing adopted by various brokers in their analysis of the value of GCL and Whitehaven.

Whilst the current gearing levels of GCL and WHC are low, PwCS recognise that the position may not be optimal or sustainable in the long term and have therefore adopted a range of gearing of between nil and 10.0%.

Adjustment for Inflation

PwCS have used real (uninflated 2009 dollar equivalent) cash flows in its DCF valuation modelling. Accordingly, the nominal discount rate requires adjustment to remove the impact of inflation. We have adjusted our assessed nominal post-tax discount rates for an assumed inflation rate of 2.5% representing the mid point of the RBA’s target range and the ten year average Australian inflation rate predicted by Access Economics.

WACC

Based on the above, PwCS have assessed an appropriate post-tax real discount rate of 9.1% to 10.6% for GCL and 10.7% and 12.2% for WHC. We have adopted a post-tax real discount rate of 10.0% for GCL and 11.5% for WHC in our base case modelling.

The following table summarises the inputs adopted.

	GCL		Whitehaven
	Low	High	Low	High
Risk free rate	4.4%	4.4%	4.4%	4.4%
EMRP	6.5%	6.5%	6.5%	6.5%
Equity beta (re-levered)	1.15	1.50	1.40	1.78

Cost of equity	11.9%	14.2%	13.5%	16.0%

Debt margin	3.5%	4.5%	3.5%	4.5%
Cost of debt (pre-tax)	7.9%	8.9%	7.9%	8.9%
Tax	30.0%	30.0%	30.0%	30.0%
Cost of debt (post-tax)	5.5%	6.2%	5.5%	6.2%

Gearing (D / D+E)	0.0%	10.0%	0.0%	10.0%

Nominal cost of capital	11.9%	13.4%	13.5%	15.0%

Rate of inflation	2.5%	2.5%	2.5%	2.5%

Real cost of capital	9.1%	10.6%	10.7%	12.2%

Source: Bloomberg, Access Economics, International Monetary Fund and PwC analysis

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APPENDIX E.

Gloucester Discounted Cash Flows - Base Case Scenario Analysis

Years ending 30 June		4Q09	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2030
Coal mined	Mtpa	0.7	3.1	3.7	4.0	4.4	4.8	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	—	—	—
Coal production	Mtpa	0.5	2.0	2.4	2.7	3.0	3.2	3.4	3.5	3.6	3.6	3.6	3.6	3.7	3.4	—	—	—
Third party coal purchases	Mtpa	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	—	—	—
Average realised price	USD/t	117.5	114.4	87.0	90.1	91.5	91.6	93.7	96.0	94.1	92.7	90.9	89.9	86.1	83.7	—	—	—
Exchange rate	USD/A$	0.74	0.72	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70

Gross sales revenue	A$ in M	85.4	330.4	312.6	356.0	401.5	434.7	469.4	496.6	500.2	486.2	482.3	476.9	477.0	422.1	—	—	—
Royalties	A$ in M	(6.9)	(24.7)	(23.7)	(27.6)	(31.0)	(33.5)	(36.3)	(38.4)	(38.7)	(37.6)	(37.3)	(36.9)	(36.6)	(34.5)	—	—	—

Total revenue	A$ in M	78.6	305.7	289.0	328.4	370.4	401.1	433.1	458.2	461.5	448.6	445.0	440.0	440.3	387.5	—	—	—

Mining and processing costs	A$ in M	(19.6)	(87.8)	(107.1)	(119.0)	(136.7)	(150.0)	(155.2)	(152.2)	(153.3)	(164.9)	(179.8)	(179.0)	(187.7)	(170.3)	—	—	—
Rail, port and demurrage costs	A$ in M	(5.5)	(21.8)	(26.7)	(26.5)	(29.3)	(31.6)	(33.4)	(34.5)	(35.4)	(35.0)	(35.4)	(35.4)	(36.3)	(32.9)	—	—	—
Other costs	A$ in M	(9.0)	(15.0)	(16.2)	(19.5)	(20.5)	(21.2)	(21.7)	(21.9)	(22.0)	(22.0)	(22.0)	(22.0)	(22.6)	(24.7)	—	—	—
Third party coal purchases	A$ in M	(6.0)	(20.5)	(14.8)	(9.7)	(12.4)	(14.1)	(14.5)	(15.3)	(15.4)	(14.8)	(14.5)	(14.1)	(24.7)	(24.8)	—	—	—

Operating profit before depreciation	A$ in M	38.5	160.5	124.2	153.8	171.6	184.1	208.1	234.3	235.4	211.9	193.3	189.4	169.0	134.8	—	—	—

Taxation payment	A$ in M	(3.6)	(55.7)	(48.6)	(47.8)	(55.2)	(59.8)	(65.1)	(72.3)	(76.1)	(72.5)	(65.9)	(62.3)	(58.5)	(50.5)	(22.8)	—	—

Net cash flow before working capital change (excluding finance)	A$ in M	34.9	104.8	75.6	106.0	116.4	124.3	143.0	161.9	159.3	139.4	127.4	127.1	110.5	84.3	(22.8)	—	—

Working capital movement	A$ in M	(9.6)	0.4	2.5	(0.5)	0.8	0.6	(0.4)	(1.0)	0.1	1.5	1.6	0.1	1.9	0.0	(8.8)	—	—
Capital expenditure, land acquisition and sales	A$ in M	(11.5)	(62.2)	(18.1)	(7.0)	(5.0)	(8.0)	(12.1)	(58.1)	(38.7)	(4.1)	(2.5)	(20.7)	(20.2)	2.0	1.8	1.7	1.5

Net cash flow (excluding finance)	A$ in M	13.8	43.0	60.0	98.5	112.2	117.0	130.5	102.8	120.7	136.8	126.5	106.5	92.2	86.3	(29.9)	1.7	1.5

Discount factor	10.0%
Net present value	A$ in M	727.2

Source: Management information and PwCS analysis

The valuation range we have adopted for GCL’s mining operations is based on scenario modelling of key operating parameters from the base case model. Our preferred valuation is derived from a weighting of the scenarios considered.

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APPENDIX E (cont)

Whitehaven Discounted Cash Flow - Base Case Scenario Analysis

Years ending 30 June		4Q09	2010	2011	2012	2013	2014	2015	2020	2025	2030	2035	2036	2037	2038	2039	2040
Coal mined	Mtpa	0.9	4.1	5.8	6.7	7.9	8.7	10.1	10.4	8.9	9.6	4.7	4.7	4.7	4.7	2.7	—
Coal production	Mtpa	0.8	3.6	5.2	5.9	7.0	7.7	8.0	8.1	7.9	8.3	7.4	7.4	5.9	4.2	2.5	—
Average realised price	USD/t	81.0	80.3	74.7	73.0	67.8	70.3	73.4	72.3	73.7	73.8	70.9	70.9	70.9	70.9	70.9	—
Exchange rate	USD/A$	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7

Gross revenue	A$ in M	92.1	401.1	550.9	616.1	681.3	775.2	842.5	836.9	831.9	878.9	745.9	745.6	594.6	425.3	249.9	—
Net gain/(loss) from third party coal sales	A$ in M	2.6	(34.1)	(7.8)	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties	A$ in M	(7.7)	(31.0)	(43.2)	(46.9)	(51.4)	(58.7)	(64.0)	(63.7)	(63.2)	(66.8)	(56.5)	(56.5)	(45.1)	(32.2)	(18.9)	—

Total revenue	A$ in M	87.0	336.0	500.0	569.1	630.0	716.5	778.5	773.2	768.7	812.1	689.3	689.1	549.6	393.1	231.0	—

Mining and processing costs	A$ in M	(33.6)	(139.5)	(154.8)	(150.7)	(182.8)	(203.7)	(214.0)	(209.8)	(201.7)	(195.4)	(150.3)	(168.6)	(130.0)	(90.3)	(67.2)	—
Rail, port and demurrage costs	A$ in M	(13.4)	(60.8)	(91.0)	(104.7)	(123.6)	(134.6)	(138.8)	(139.5)	(137.1)	(143.8)	(137.6)	(137.6)	(109.7)	(78.5)	(46.1)	—
Other costs	A$ in M	0.8	(18.2)	(23.7)	(27.0)	(39.2)	(40.8)	(40.8)	(40.6)	(41.4)	(36.1)	(42.1)	(41.1)	(36.7)	(31.7)	(21.3)	—

Operating profit	A$ in M	40.7	117.5	230.5	286.8	284.3	337.4	384.9	383.2	388.5	436.8	359.4	341.8	273.2	192.7	96.5	—

Taxation payment	A$ in M	(13.7)	(108.9)	(44.2)	(67.7)	(74.4)	(80.7)	(94.5)	(100.9)	(104.9)	(119.7)	(104.1)	(101.1)	(88.2)	(66.0)	(41.4)	(14.5)

Net cash flow before working capital change (excluding finance)	A$ in M	27.0	8.6	186.3	219.1	210.0	256.7	290.4	282.3	283.6	317.1	255.3	240.7	184.9	126.7	55.0	(14.5)

Working capital movement	A$ in M	7.2	1.1	(21.3)	(2.3)	5.6	1.1	(0.3)	(0.2)	(1.1)	0.6	(1.9)	0.1	(3.5)	(3.5)	(1.4)	(8.6)
Capital expenditure	A$ in M	(62.0)	(226.8)	(139.5)	(9.2)	(9.2)	(9.2)	(9.2)	(14.0)	(14.0)	(13.4)	(8.4)	(8.2)	(8.2)	(8.2)	(8.2)	—

Net cash flow (excluding finance)	A$ in M	(27.8)	(217.2)	25.6	207.6	206.4	248.6	280.8	268.1	268.5	304.3	245.0	232.6	173.3	115.0	45.5	(23.1)

Discount factor	11.5%
Net present value	1535.0

Source: Management information and PwCS analysis

The valuation range we have adopted for WHC’s mining operations is based on scenario modelling of key operating parameters from the adopted base case model. Our preferred valuation is derived from a weighting of the scenarios considered.

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APPENDIX F

AME Report

Coal Market Report

Public Report

An Independent Report Prepared by

AME Consulting Pty Limited

for

Gloucester Coal Limited

MAY 2009

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

Table of Contents

Thermal Coal	4
Global Thermal Coal Demand	4
Global Thermal Coal Supply	5
Market and Price Outlook	6
Metallurgical Coal	7
Global Metallurgical Coal Demand	7
Global Metallurgical Coal Supply	8
Market and Price Outlook	8
Coal Quality of Marketable Products	9
Summary	9
Gloucester Semi-Hard Coking	10
Whitehaven PCI Coal	10
Gloucester Thermal	10
Whitehaven Thermal	11
New Blended Gloucester/Whitehaven Coals	11
Disclaimer	12

Figures
Figure 1: Globally Traded Met and Thermal Coal	3
Figure 2: Annual Benchmark Coal Contract Prices 1998-2010	4
Figure 3: Globally Traded Thermal Coal Market to 2010 (Mt)	4
Figure 4: Globally Traded Metallurgical Coal Market to 2010 (Mt)	7

Tables
Table 1: Thermal Coal Contract Prices to 2010 (US$/t FOB, Real 2009 Terms)	6
Table 2: Metallurgical coal Contract Prices to 2010 (US$/t FOB, Real 2009 Terms)	9

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

Executive Summary

•	Coal markets are expected to remain depressed in 2009 due to the global economic slowdown. In 2010, we expect a modest recovery as various economic stimulus packages act to increase demand.

•

In the long term, we believe the fundamentals for both thermal and metallurgical coal demand are positive. However, as developing economies mature, we expect demand growth rates will be lower than those seen in the previous ten years. Long-term import growth rates are predicted to be closer to 2-2.5% as opposed to the average 6% growth seen in 2003-07.

•

Thermal coal has shown that it is not as defensive a commodity as initially hoped. Although growth in global electricity consumption remained positive in the past three recessions (1980s, 1990s, dotcom bust), it is likely we could see negative growth during the 2009 recession. This is because of the large proportion of global consumption attributable to China’s industrial and manufacturing sectors. For example, Chinese electricity generation in March 2009 fell by 0.7% year-on-year, a slight recovery from -3.7% growth in January and February.

•

As a result, global thermal coal imports in 2009 are set to decline for the first time since 1993. In the long-run, thermal coal demand will be strong due to its relative abundance, cost advantage and supply reliability compared with alternatives.

•

In comparison, we forecast metallurgical coal imports to decline by 18% in 2009, driven by an 18% fall in global crude steel production. In 2010 and beyond, the rapidly growing steel industries of India and China will lead the way and drive the rebound in imports. A key trend will see China become a net importer of metallurgical coal for the first time in the near future. The superiority of the basic oxygen furnace process for steel production also suggests that the long-term demand for metallurgical coal will remain strong.

Figure 1: Globally Traded Met and Thermal Coal

•

Due to the scarcity of high-quality coal (both metallurgical and thermal) and problems in competing exporters such as domestic demand concerns in Indonesia, AME is optimistic about the demand for Australian export product in the long term. In particular, we believe this will be enhanced by the expected increase in China’s reliance on imported coals due to its domestic consumption outpacing growth in local coal production.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

Figure 2: Annual Benchmark Coal Contract Prices 1998-2010

Thermal Coal

Figure 3: Globally Traded Thermal Coal Market to 2010 (Mt)

Global Thermal Coal Demand

•	AME estimates that global thermal coal imports increased by 3.1% in 2008, the slowest rate of growth in 6 years and will decrease by 1.6% in 2009 and grow by only 0.7% in 2010.

•

Our short-term forecasts are significantly lower than previous market predictions because growth in developing countries has changed: in 2009 and 2010 it will be more subdued than during the 1998-2008 period. Thus, electricity generation and thermal coal demand are likely to grow at reduced rates.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

•

Thermal coal demand is relatively inelastic, underpinned by global electricity consumption growth rates of 3% in 1981-2005. While annual electricity consumption growth rates declined at times, the interesting statistic is that they were never negative. Indeed, while global electricity consumption growth declined markedly, it was still positive at 1.2% during the 1981 recession. Meanwhile, we even saw growth of 0.7% in 1992, despite both the US and Japan sliding into recession and the former Soviet Union collapsing.

•

While electrification programs in Indonesia and India will increase these countries’ coal-fired electricity generation, other countries will reduce electricity generation as economic activity and industrial production decline. Thus, the 2009 recession could be the first year that global electricity consumption falls. We believe that the main reason is because a large proportion of the capacity to be switched off is industrial power usage in China, which is anticipated to reduce substantially this year. China’s IP growth in the first two months of 2009 was only 3.8%, compared to IP growth of between 15-18% in 2004-07 and 10% in 2008.

Global Thermal Coal Supply

•

We believe demand will be the limiting factor in the next five years, as growth in imports increases at more typical long-term rates. Consequently, supply limitations for key importers will be less significant in the next five years. Growth rates around 6% in 2003-08 exposed logistical limitations in key exporters, but these will now be avoided in 2009 and 2010 as exports decline in 2009 and grow at just 0.7% in 2010.

•	2008 saw a burst of activity in the thermal coal sector as high prices prompted a string of mine expansion plans. Even now that the boom is over, AME expects many projects will be completed.

Thermal coal prices around US$60/t (spot) to US$70/t (contract) are still considerably higher than during 2000-05. Projects which commenced production in 2008 or are currently under construction should continue and bring new supply to the market between 2009 and 2010.

•

Proposed projects currently in the feasibility and permitting stage are likely to be delayed. Project finance will be difficult to obtain, while weak thermal coal demand will lessen the incentive to develop new projects. Consequently, AME is cautious about the ability of nominated capacity expansion plans to come online in their planned timeframes, with further project deferrals expected.

•

A stronger-than-expected recovery in the world economy beyond 2010 would lead to higher thermal import growth rates than our forecast. This could lead to renewed tightness in the thermal coal market and prompt the proposed projects to enter production sooner.

•

Increasing domestic demand levels are likely to limit export growth in various key exporters, including Indonesia, China, South Africa, Vietnam and Russia. China and Vietnam are expected to decrease their exports significantly in 2009 and 2010. We believe government intervention in the form of domestic market obligations or taxes to deter increased export levels will be critical to how exporters respond to demand growth in the medium term.

•

Indonesia has been the world’s largest thermal coal exporter for the past four years, with exports growing at a CAGR of 15.1% in 2003-08. However, the era of rapid Indonesian export growth seems to have ended, with the most favourable deposits now in production, and domestic demand increasing due to rapid electrification.

•

Among major exporters, only Colombia is expected to increase its exports rapidly in the next five years. The country has large, easily recoverable reserves, and several projects are already under construction to exploit them.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

Market and Price Outlook

Table 1: Thermal Coal Contract Prices to 2010 (US$/t FOB, Real 2009 Terms)

JFY	Thermal
1998	45
1999	38
2000	36
2001	42
2002	35
2003	32
2004	50
2005	59
2006	57
2007	58
2008	128
2009	72
2010f	65
Thermal coal prices are for 6,700 kcal per kg GAD (6,322 kcal per kg GAR) coal. Source: AME

•	We expect the internationally traded thermal coal market will remain loose in 2009, as demand falls in response to the general reduction in economic and industrial activity.

•

Chronic supply-side issues, in the form of infrastructure constraints (Australia and South Africa) and increasing domestic demand concerns (Indonesia, China, South Africa, Russia and Vietnam), are unlikely to have an impact in 2009-10, a marked contrast to 2007-2008. While these factors are still present and would interfere with import growth at a level of 4-5%, but there will be no trouble in meeting the expected-reduced import demand in the current market.

•

The JFY 2009 contract between Xstrata, Rio Tinto and Japanese power companies was settled at approximately US$70/t on free-on-board terms (FOB), down 44% from 2008 prices. However, the contract market was more fragmented than in previous years, with a number of smaller Australian miners signing JFY 2009 contracts at prices in the mid US$60s. AME forecasts that the 2010 Australian- Japanese contract price will decline to US$65/t FOB (real 2009 terms), in response to a weak market throughout 2009.

•

We expect very few mines to begin construction in 2009 or 2010, due to lack of demand growth and the difficulty in obtaining financing. Only those mines for which construction has already begun are likely to commence coal production in 2009-10. Some infrastructure projects have also been deferred (e.g. the GAPE project in Queensland), and more may follow soon.

•

2008 saw a 38% rise in cash production costs over 2007. We expect production costs to decline dramatically from their 2008 peak, but still expect cash (operating) costs to remain higher than in the years prior to 2003. Suppliers can manage these higher costs while the market is buoyant, but higher-cost operations will be challenged if prices (in real 2009 terms) fell below ~US$61/t FOB.

•

Given the current climate of the global economy, we acknowledge there is considerable downside risk to our long-term price forecast. There is the likelihood that the prices of key inputs to the mining process will remain low in the next 1-3 years, which could lower the costs of marginal producers and allow lower prices.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

Metallurgical Coal

Figure 4: Globally Traded Metallurgical Coal Market to 2010 (Mt)

Global Metallurgical Coal Demand

The demand for metallurgical coal is dependent on the steel industry, as almost all metallurgical coal is used to produce coke for basic oxygen furnaces.

•

AME forecasts metallurgical coal imports to fall by -18% in 2009, driven by falls of similar magnitude in the global production of pig iron (-17%) and crude steel (-19%). World production (excluding China) of pig iron and crude steel production is expected to drop 21% and 20% respectively in 2009. China is excluded because while the country is the world’s largest steel producer, it only comprises 4% of the market.

•

The recovery in metallurgical coal imports depends on an upturn in industrial production, which could be triggered by public works spending as part of infrastructure rebuilding programs across the world. However we expect to only see the economic impact of such infrastructure spending in 2010.

•

The magnitude and speed of the collapse in steel demand exceeds all expectations. We are not confident of a sustained recovery in demand from leading steel-consuming industries (e.g. construction, manufacturing, infrastructure and automotive) in 2009. Only when destocking of the supply chain is complete and coal and steel inventories are largely emptied out, will sustained growth in metallurgical coal demand return. Market stability will be driven by the restocking process, which is predicted to take until at least Q1 2010.

•

The key medium-term story will be the emergence of China as a significant importer of metallurgical coal. We believe China will possibly be the only country with positive growth in metallurgical coal imports this year. In February 2009, China’s second largest steel mill Jiangsu Shagang began imports of Australian metallurgical coal for the first time in three years. Chinese metallurgical coal imports from Australia totaled around 1.38Mt in March 2009 – 2% higher than imports from Australia in the whole of 2008.

•

China’s interest in importing metallurgical coal is partially due to mine closures and accidents (e.g. 5Mtpy Tunlan coking coal mine explosion). This has created a tight market with Chinese domestic spot prices for hard coking coal at ~US$180/t. With Australian spot prices at US$140/t and contract settlements at US$128-129/t, we consider Jiangsu Shagang’s move as the beginning of an important market trend.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

•

China’s metallurgical coal imports will be starting from a low base, and thus China does not yet have significant influence in the export market. Thus, it is likely that if a strong economic recovery in China occurs, it will be outweighed by the weak economic performance of Japan and the EU-15, the largest importers of metallurgical coal.

•

In addition to China, the recovery in India and Brazil’s steel industries is likely to be the main driver of demand growth beyond 2010. We believe demand growth from the traditional large importers Japan and EU-15 will be largely flat.

Global Metallurgical Coal Supply

•

The export metallurgical coal supply industry is highly consolidated, with the top ten companies supplying 61% of the market, compared with 39% in thermal coal. As such, production cuts and mine closures by major companies since December 2008 have had a greater impact on supply and prices.

•

Despite the ~32Mt in production cuts announced thus far, with the expected massive fall in demand (Japan’s imports alone are forecast to be down 15Mt in 2009), we believe the market will still be oversupplied. As a result, the 32Mt estimate is likely to increase as further cutbacks occur. Most notably, BHP Billiton (as partner of the world’s largest metallurgical coal exporter, the BHP Billiton Mitsubishi Alliance) has only announced reductions at its operations for H1 2009.

•

In the next five years, export supply will be demand-constrained, with the onset and the strength of the post-2009 recovery dependent on the steel industry. We predict a 2.8% (6.8Mt) increase in 2010, which is largely predicated on 2% global GDP growth in that year. However we acknowledge the risks of a deeper and longer recession, recognising less optimistic outlooks would lead to almost zero growth in 2010.

•

Canadian metallurgical coal exports will still be important, and will still be profitable at JFY2009 contract prices. However if prices fall towards ~US$100/t, this may squeeze many Western Canadian coal producers out of the market, who generally have very high rail freight costs.

•

Meanwhile, we anticipate that the United States will gradually reduce its metallurgical coal exports, as an increasing proportion of domestic high-quality coking coal is reserved for domestic consumption by steel mills. The United States is traditionally a ‘swing supplier’, with its depleting reserves and high operating cost structure meaning it only tends to support export supply in a booming market when there is a deficit for metallurgical coal.

Market and Price Outlook

•

The table shows contract prices for thermal coal and metallurgical coal to 2010 (AME’s forecasts for 2010). The JFY2009 settlements represent a 58% and 64% fall in prices for premium hard coking coal and PCI respectively. However, JFY2009 prices are the second-highest contract prices ever, with miners enjoying positive margins on average operating costs at these levels. This is particularly the case if the US dollar remains strong throughout this year.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

Table 2: Metallurgical coal Contract Prices to 2010 (US$/t FOB, Real 2009 Terms)

JFY	Premium Hard Coking Coal	Semi-Hard Coking	High-Volatile PCI
1998	66	50	—
1999	54	42	—
2000	50	39	—
2001	52	45	—
2002	58	51	42
2003	54	46	37
2004	66	58	50
2005	141	122	90
2006	123	98	65
2007	101	75	69
2008	307	271	254
2009	129	115	90
2010f	132	121	91
Premium HCC prices are for Peak Downs and Saraji brands. Low-volatile PCI prices for Queensland 7,800 kcal/kg GAD coal. Source: AME.

The key features of AME’s contract price forecasts are as follows:

•

A large fall in 2009 prices driven by fall in demand. As a result, infrastructure issues which previously constrained supply and supported prices will have little impact in 2009/10. We expect metallurgical coal producers to reduce supply further in 2009 in response to the expected fall in demand. As a result, the market will be demand constrained, meaning very few mines will begin construction in 2009 or 2010. The difficulty will be enhanced by likely issues in obtaining financing. Only those mines for which construction has already begun are likely to commence coal production in the short term.

•

We expect a modest increase in metallurgical coal demand in 2010. Thus, we forecast a slight increase in contract prices in 2010, with new supply returning to the market likely to be more sluggish than the increase in demand. Given the amount of further supply cuts we are anticipating throughout 2009, the lead times associated with restarting or expanding production will lead to tighter conditions next year. Because the metallurgical coal supply is also highly consolidated, production cuts of the magnitudes seen in 2008/09 are likely to act as oligopolistic supply reductions, supporting contract prices in the short and medium terms.

Coal Quality of Marketable Products

Summary

We believe the marketable products of a potential merged company between Gloucester Coal and Whitehaven Coal would include:

•

A semi-hard coking coal from Gloucester’s Stratford and Duralie mines, which could be marketed at a slight discount to benchmark semi-hard coking coal (i.e. Gregory) due to its higher ash and sulphur properties.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

•	A high-ash, high-sulphur thermal coal from Gloucester’s Stratford and Duralie mines, which is likely to be sold at a small discount to benchmark thermal coal due to high ash and sulphur contents.

•	A high-volatile PCI coal from Whitehaven’s Gunnedah operations, which is generally of similar quality to competing brands of high-volatile PCI coal (e.g. United, Warkworth).

•	A low-ash, low-sulphur thermal coal from Whitehaven’s Gunnedah’s operations, which would be very attractive to customers because of its high energy content, and low ash and sulphur.

•

Three potential blended coals from Gloucester and Whitehaven’s products, which have complementary qualities and provide significant synergies through blending. This is discussed further in the report. The products include:

•	A semi-soft coking coal blend

•	A new thermal coal targeted for Japanese power utilities

•	A new thermal coal targeted for Korean Electric Power Corporation (KEPCO).

Note that coal specifications are expressed on an as-received basis (ar) or an air-dried basis (ad).

Gloucester Semi-Hard Coking

•	Gloucester’s semi-hard coking coal (GSH) is produced from a blend of coals from its Stratford and Duralie mines.

•

Overall, GSH is classified as a semi-hard coking coal with some positive characteristics comparable to leading hard coking coal brands. We believe this could provide scope for blending some volumes of GSH with high-rank coking coals, which could offset its high levels of ash and sulphur, to potentially create a standard hard coking coal.

•

Despite its disadvantages, given the brand’s strong caking and coke strength properties – which are likely to continue to be much sought after – it is AME’s view that the product will continue to be readily absorbed in the market.

Whitehaven PCI Coal

•	Whitehaven’s PCI coal (WPCI) is classified as high-volatile PCI coal (HVPCI).

•

WPCI’s positive qualities include its low ash and sulphur content, which is beneficial for blast furnace efficiency. Ash and other diluents can act as an inhibitor for the oxidizing process, and is the main deliverer of undesirable alkalis and consumes melting energy. Alkali content in WPCI is also below the accepted maximum threshold. However WPCI’s high moisture is outside the general desired range of 6-8%, while its volatile matter is on the upper limit of the ideal range for HVPCI.

•

Despite its high moisture content, AME believes WPCI is of similar quality to other Australian high-volatile PCI coals. With 6.5% ash and 0.45% sulphur, we believe WPCI will have no problem continuing being absorbed in the market at benchmark contract prices (JFY2009 = ~US$90/t FOB).

Gloucester Thermal

•

Overall, Gloucester Thermal (GT) is classified as a high-ash, mid-sulphur thermal coal, sourced from a variety of coals produced at Gloucester’s mines. As a stand-alone product, GT could be sold into Asian markets; however presumably at a discount for its higher ash. Alternatively, blending GT with a low-ash thermal coal to reduce some of its perceived ‘negatives’ could result in a superior product, given its already low moisture content and VM.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

•

GT’s specific energy is acceptable in international markets. It is much higher than most Indonesian subbituminous coals, with the higher-energy GT comparable with benchmark Hunter Valley thermal coal (6347 kcal/kg GAR). Other positive qualities of GT include relatively low levels of volatile matter and moisture.

•	However GT’s high ash (19-24% ad) and sulphur content (0.8-2.4% ad) could potentially be disadvantaged in international markets.

•	As a result, AME believes a modest price discount may be warranted in the future, with some power stations citing the high ash and sulphur content.

Whitehaven Thermal

•

Overall, Whitehaven Thermal (WT) is classified as a high-quality thermal coal. It is high-energy (6610kcal/kg GAR) and low in ash and sulphur. Despite a high moisture content (4% inherent moisture, ad) and high volatile matter (37.2% ad), WT is generally superior to competing New South Wales thermal coal brands.

•

We believe WT is a readily saleable thermal coal product on the export market, sharing some similarities with Indonesia’s flagship Kaltim Prima coal (with the exception of ash). With its high energy content, WT is an attractive thermal product on the export market, with its high energy content potentially warranting a premium over the benchmark contract price. However this depends on whether power station customers view WT’s high moisture content as too great a deterrent.

•	Nevertheless, blending WT with lower-quality thermal coal (higher ash, higher sulphur, lower energy) or a thermal by-product from metallurgical coal producers could provide some benefits.

New Blended Gloucester/Whitehaven Coals

•	As provided by Gloucester management, the complementary qualities of Gloucester’s and Whitehaven’s coal reserves could provide synergies through blending.

•	The merged group’s potential blended products include:

•	A semi-soft coking coal product by blending high-fluidity GT with low-ash, low-sulphur WPCI. This product will be targeted towards steel making customers in the seaborne market.

•	A new thermal coal product targeted towards Japanese power utilities, by blending GT with low-ash, low-sulphur WT.

•	A new thermal coal product targeted towards Korean power companies, by blending remaining GT with low-ash, low-sulphur WT.

•	Specifications of the potential new blended thermal coals comprise of different proportions of GT and WT, and will be tailored towards the respective Japanese and Korean markets.

•

It is AME’s view that marketing benefits may arise in the future in relation to blending GT and WT, which would provide some potential benefits in relation to creating a thermal coal blend from Gloucester and Whitehaven’s products.

•

This would offset GT’s higher ash and sulphur coals with WT’s major positives – 9% ash content (ad) and 0.5% sulphur (ad). It would also address the issue of WT’s perceived negatives – its high moisture and VM content – given GT’s 24-32% volatile matter and 1.3% inherent moisture (ad).

•

Any of the blended products would be of acceptable calorific value, equalling around 6322 kcal/kg GAR; comparable with the energy content of Australian benchmark thermal coal from the Hunter Valley and able to yield benchmark thermal coal prices (JFY2009 = US$70-72/t FOB).

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

•

The semi-soft coking coal blend’s relatively low ash content (8% ad) is an advantage. Also considering its moderate-high fluidity, it suggests warranting benchmark semi-soft coking coal prices could be targeted.

•

Other potential blends may also be tailored to meet European demand, where power stations from France, Spain and Germany purchase high-ash thermal coal. This will be particularly relevant in the following years given the relative instability of Russian thermal deliveries (one of Europe’s traditional suppliers).

Disclaimer

Supply and demand

Available data varies greatly between coal operations and projects. Much information is not reliable due to language difficulties, the confidential nature of the information, the inability to estimate the reliability of AME’s sources and general lack of data. Consequently, much information has to be estimated and the quality, accuracy and completeness of the resulting analysis will reflect this. Because of these factors our estimates must be treated with caution and cannot be relied upon.

In addition, AME will supply tables of historical data and estimated future supply, demand and market trends by compiling, interpreting and analysing engineering, production, economic, statistical and technical information from many third-party sources. Such company and country statistics usually contain inconsistencies and utilizes sampling data techniques and thus should also not be relied upon.

Data Accuracy

AME will prepare this Report using its in-house data sources, expertise as well as a wide range of public domain and industry data sources for which assessment often cannot be made in regard to accuracy. Thus it is difficult to verify our data quality. Therefore, reliance can only be provided where the data is of sufficient quality that is acceptable to a commercial court.

Forward-looking statements

Certain statements contained in this document contain forward-looking information identified by words such as “estimates”, “intends”, “expects”, “believes”, “may”, “will” etc. Also there are statements regarding the company’s future plan of business operations, production levels and costs, potential contractual arrangements and the delivery of product and other estimates. There can be no assurance that such statements will prove to be accurate as actual results and future events will differ materially from such statements.

Factors that could cause actual results to differ materially include changing coal prices, risks inherent in the mining industry, financing risks, labour risks, uncertainty of mineral reserve and resource estimates, equipment and supply risks, regulatory risks and environmental concerns. Most of these factors are outside the control of the company. You are cautioned not to put reliance on forward-looking information. Except as otherwise required by applicable securities statutes or regulation, AME expressly disclaims any intent or obligation to update publicly forward-looking information, whether as a result of new information, future events or otherwise.

GLOUCESTER CONSULTING REPORT PUBLIC.DOC

APPENDIX G

Minarco Technical Specialist Report

Ref: 3512M

15th May 2009

The Directors

Gloucester Coal Limited

Level 15 (Tower B)

799 Pacific Highway

Chatswood NSW 2067

Dear Sirs,

RE: TECHNICAL SPECIALIST REPORT

ON GLOUCESTER AND WHITEHAVEN COAL MINES

This report has been prepared by Minarco-MineConsult (MMC) at the request of the Directors of Gloucester Coal Ltd (“GCL”, or “Gloucester”) for inclusion in the Independent Expert’s report being prepared by PricewaterhouseCoopers Securities (PwCS) in relation to a possible takeover offer by Noble Group (NG) for GCL together with a possible merger of GCL and Whitehaven Coal (“WHC”, or “Whitehaven”).

The report’s purpose is to confirm resource and reserve estimates and to assess the fairness of mine production budgets and forward estimates to allow PwCS to prepare an independent valuation of GCL as a standalone business as well as a valuation of the merged business.

MMC has conducted its technical review in recognition of the requirements of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves” (December 2004) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”) and also with the requirements of the Code and Guidelines for Assessment and Valuation of Mineral Assets and Mineral Securities for Independent Expert Reports as adopted by the Australasian Institute of Mining and Metallurgy (the “Valmin Code”).

The GCL assets (Relevant Assets) include:

•	An open-cut coal mine and associated coal beneficiation and handling facilities at Stratford (Gloucester Basin, NSW);

•	An open-cut coal mine and associated coal handling facilities at Duralie (Gloucester Basin, NSW); and

•	Mining and Exploration tenements surrounding the existing operations.

MMC concludes from the GCL review that:

•	GCL’s coal resources and reserves have been estimated in accordance with the JORC Code;

•	Total JORC Resources are 209 Mt (inclusive of 107 Mt of Inferred Resources);

•	Total JORC Reserves are 38Mt. This compares to 102Mt in the original business model and 68Mt in the MMC adjusted business model;

•

Exploration drilling is behind & therefore some tonnes in the original business model are “exploration targets” and even though there are four exploration rigs employed to catch up, these tonnes have been excluded. This totals 34Mt or 6 years production;

•	Infrastructure is in place and working. Infrastructure to support the expansion from 3Mtpa to 5Mtpa is in place or has capital allocated;

•

A mine plan expanding to 5Mtpa mining rate through to 2023 for a total of 68Mt can be supported by mine design quantities that are either JORC reserves or by measured and indicated resources and/or preliminary mine design. The mine plan requires ongoing exploration & approvals to be implemented;

•

There are 98Mt and 40Mt of identified Underground and Open Cut Additional Coal Inventory that have potential with further exploration/evaluation for being upgraded and included in GCL’s resource/reserve base in the Gloucester Basin. MMC recommends that these resources be valued at $0.20/t and $0.25/t for underground and open cut resources respectively;

•

The mine plans have made appropriate and reasonable allowances for overburden removal quantities, coal mining losses and dilution, production rate estimates and yields in the washing plant for the determination of the quantities of product coal. Minor differences were noted in yields for some pits but the overall impact was not material;

•

The assumptions used in estimating operating costs are, in the main, appropriate and reasonable, covering the spectrum of mining, processing, transport, administration, marketing and government levies and charges associated in getting the coal to the point of sale. MMC has independently reviewed these costs against contractor past performance and while some differences and abnormalities existed, the overall impact was not material;

•	Quantities for carbon trading have been included in the financial model to allow PwCS to run sensitivities on the potential cost;

•

The capital costs associated with the ongoing business and the development of future mining pits, seem reasonable based on historical performance and appropriate allowances have been included for ongoing capital where necessary. However, MMC recommend adding A$34M in 2016 and A$14M in 2017, as capital allocated to the replacement of the truck fleet was missing in the model; and

•

The leading environmental risks that are closely managed and mitigated are water management, water quality, noise and blasting, rehabilitation and secondary risks such as dust, visual impacts, ecological impacts and indigenous cultural heritage. There are no current or future environmental risks identified that present critical viability concerns to the ongoing operations.

WHC’s assets (“Relevant Assets”) includes:

•	Canyon opencut;

•	Tarrawonga opencut;

•	Rocglen Project opencut;

•	Sunnyside Project opencut;

•	Werris Creek opencut;

•	Narrabri undergrounds; and

•	Exploration tenements.

MMC concludes from the WHC review that:

•	WHC’s coal resources and reserves have been estimated in accordance with the JORC Code;

•	Total JORC Resources are 718Mt (inclusive of 241Mt of Inferred Resources);

•

Total JORC Reserves are 255Mt. This compares to 340Mt in the original business model and 309Mt in the MMC adjusted business model. The MMC adjusted business model excludes 31Mt from the business model from “Other Whitehaven Mining Precinct” as these tonnes are not supported by sufficient geological confidence;

•

A mine plan increasing in production to 18.5 Mtpa ROM mining rate through to 2034 for a total of 309Mt can be supported by mine design quantities that are either JORC reserves or by measured and indicated resources;

•	Equipment and infrastructure is in place or planned to be in place for the open cut operations that is suitable for the production forecasts;

•

The proposed production rate of 6.5Mtpa ROM for the planned Narrabri underground mines will be at the higher end of productivity for underground mines in Australia. As the project is still being developed, MMC recommends PwCS adopt a more conservative production rate of 6.0Mtpa ROM from each Narrabri North and Narrabri South undergrounds;

•

A key point in the WHC production strategy is the flexibility to increase or decrease the open cut production to meet port constraints and/or underground production fluctuations, therefore MMC have recommended the reduction in production from the underground operations be taken up with additional opencut tonnes. That is, the total coal shipped is similar to the original model, but the mix of opencut and underground is different;

•

Narrabri South has a JORC reserve, but it is noted that planning is still in the early stages. The development follows logically 5 years after Narrabri North. At this stage, MMC recommends the economic model includes similar operating and capital costs as Narrabri North, but with a lower coal quality to reflect the exploration data;

•

The mine plans have made appropriate and reasonable allowances for overburden removal quantities, coal mining losses and dilution, production rate estimates and yields in the washing plant for the determination of the quantities of product coal. MMC has recommended some changes to ash/yield/energy relationships to reflect more recent information to that which was in the original model;

Minarco MineConsult (Job 3512M)	May, 2009

•

There are 382Mt and 27Mt of identified Underground and Open Cut Additional Coal Inventory that have potential with further exploration/evaluation for being upgraded and included in WHC’s resource/reserve base. These resources can be valued at $0.20/t and $0.25/t for underground and open cut resources respectively;

•

The assumptions used in estimating operating costs are, in the main, appropriate and reasonable, covering the spectrum of mining, processing, transport, administration, marketing and government levies and charges associated in getting the coal to the point of sale. Forecast life of mine operating costs have been either based on historical performance or in the case of projects are derived from planning estimates that appear soundly based. However, to reflect the lack of a track record, MMC recommend adding an additional $3.00/ROM t to each of the Narrabri North and South underground projects;

•

The capital costs associated with the ongoing business and the development of future mining pits in general are reasonable and appropriate allowances have been included for ongoing capital where necessary. The capital costs for Narrabri South have been adjusted to be similar to Narrabri North;

•	The rail link to Newcastle is being progressively updated and WHC are having ongoing discussions with the operators regarding rates and capacity;

•

The WHC business model relies on the completion of the Newcastle Coal Infrastructure Group (“NCIG”) port expansion for both Stages 1 & 2. Production has been limited for the first 6 years to coincide with this;

•	Quantities for carbon trading have been included in the financial model to allow PwCS to run sensitivities on the potential cost; and

•	There are no adverse environmental conditions imposed on the operations nor is MMC aware of any breaches of conditions that may lead to litigation.

MMC were asked to comment at a high level the synergies if the two businesses were merged. The following points summaries our comments:

•	Head Office - Currently in both the WHC and GCL business models there is combined corporate overhead of plus A$20M. In a merged company significant scope exists to reduce this amount;

•	Mining operations - There are limited synergies relating to the combining the respective mining operations due to geographical separation of the two areas;

•

Coal Blending - The coal quality of GCL and WHC are complimentary as the sulphur and energy levels allow for blending. This is currently technically feasible as the Port of Newcastle is already doing this process. Significant scope exists for the coal marketing group within a combined company to manage the combining of GCL/WHC coal and sell for an increased profit.

PwCS are quantifying the economic benefits from blending coal between the two operations; and

•	Port Allocation - If faced with limitation in port allocation a combined company has the scope to choose the highest margin source coal to meet shipment requirements.

The signatory to this letter, Mr. Paul Westcott, BE (Mining) FAusIMM, is a Member of the Australasian Institute of Mining and Metallurgy, and is a part time employee of MMC. He has over thirty years experience in the mining industry with significant experience in technical reviews, audits, due diligence assessments and valuation of mining assets. He has sufficient experience which is relevant to the style of mineralization and types of coal deposits under consideration, and to the activity he is undertaking, to qualify him as a competent person (as defined in the 2004 Edition of the JORC Code).

MMC has been paid, and has agreed to be paid, professional fees, by GCL for its preparation of this Report. None of MMC or its directors, staff or specialists who contributed to this report has any interest or entitlement, direct or indirect, in the Company, the relevant Assets; or the outcome of this report.

Yours sincerely,

Paul Westcott
Executive Consultant

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page iv

TABLE OF CONTENTS

1.	INTRODUCTION	7

1.1	KEY OUTCOMES	7
1.2	PURPOSE OF REPORT	7
1.3	SCOPE OF WORK	7
1.4	LOCATION OF PROJECT AREAS	8
1.5	CAPABILITY AND INDEPENDENCE	10
1.6	METHODOLOGY	10
1.7	SITE INSPECTION	10
1.8	LIMITATIONS AND EXCLUSIONS	11
1.9	MATERIALITY	11
1.10	INHERENT MINING RISKS	11
1.11	INFORMATION SOURCES	11

2.	GLOUCESTER OVERVIEW	13

2.1	KEY OUTCOMES	13
2.2	LOCATION AND BACKGROUND	13
2.3	PROJECT HISTORY	13

3.	GLOUCESTER GEOLOGY	15

3.1	KEY OUTCOMES	16
3.2	GENERAL STRUCTURE	16
3.3	EXPLORATION ACTIVITY	16
3.4	COAL SEAMS	17
3.5	JORC RESOURCES AND RESERVES	19

4.	GLOUCESTER COAL QUALITY	21

4.1	KEY OUTCOMES	21
4.2	MARKETING	21
4.3	YIELD	22

5.	GLOUCESTER MINING OPERATIONS	24

5.1	KEY OUTCOMES	24
5.2	CURRENT OPERATIONS	24
5.3	MINING CONTRACTORS	27
5.4	LOM PRODUCTION SCHEDULE	27
5.5	POTENTIAL UNDERGROUND OPERATIONS	29
6.1	KEY OUTCOMES	30
6.2	ENVIRONMENTAL APPROVALS AND LICENCES	30
6.3	ENVIRONMENTAL ISSUES	30

7.	GLOUCESTER SITE INFRASTRUCTURE	33

7.1	KEY OUTCOMES	33
7.2	OVERVIEW	33
7.3	COAL HANDLING AND PREPARATION PLANT	33
7.4	CHPP EXPANSION PROJECT	34
7.5	POWER	35

8.	GLOUCESTER TRANSPORT INFRASTRUCTURE	36

8.1	KEY OUTCOMES	36
8.2	RAIL	36
8.3	PORT	36

9.	GLOUCESTER OPERATING AND CAPITAL COSTS	38

9.1	KEY OUTCOMES	38
9.2	OPERATING COSTS	38
9.3	CARBON EMISSION TRADING	38
9.4	CAPITAL EXPENDITURE	39

10.	GLOUCESTER ADDITIONAL RESOURCE VALUATION	40

11.	WHITEHAVEN OVERVIEW	41
11.1	KEY OUTCOMES	41
11.2	LOCATION AND BACKGROUND	41
11.3	MINING OPERATIONS	43

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page v

11.4	LOM PRODUCTION SCHEDULE	44

12.	WHITEHAVEN GEOLOGY AND COAL QUALITY	46

12.1	KEY OUTCOMES	46
12.2	WHITEHAVEN REGIONAL GEOLOGY	46
12.3	JORC RESOURCES AND RESERVES	49

13.	NARRABRI NORTH AND SOUTH UNDERGROUND MINES	50

13.1	KEY OUTCOMES	50
13.2	OVERVIEW	50
13.3	GEOLOGY AND RESOURCES	50
13.4	MINING OPERATIONS	51
13.5	MINING RISKS	51
13.6	SITE INFRASTRUCTURE	52
13.7	ENVIRONMENT	53

14.	TARRAWONGA OPEN CUT	54

14.1	KEY OUTCOMES	54
14.2	OVERVIEW	54
14.3	GEOLOGY AND RESOURCES	54
14.4	MINING OPERATIONS	55
14.5	SITE INFRASTRUCTURE	55
14.6	ENVIRONMENT AND MINING PERMITS	56

15.	ROCGLEN OPEN CUT	58

15.1	KEY OUTCOMES	58
15.2	OVERVIEW	58
15.3	GEOLOGY AND RESOURCES	58
15.4	MINING OPERATIONS	59
15.5	SITE INFRASTRUCTURE	59
15.6	ENVIRONMENT, HUMAN RESOURCES AND SAFETY	59

16.	SUNNYSIDE OPEN CUT	61

16.1	KEY OUTCOMES	61
16.2	OVERVIEW	61
16.3	GEOLOGY	61
16.4	MINING OPERATIONS	62
16.5	SITE INFRASTRUCTURE	62
16.6	ENVIRONMENT, HUMAN RESOURCES AND SAFETY	63

17.	WERRIS CREEK OPEN CUT	64

17.1	KEY OUTCOMES	64
17.2	OVERVIEW	64
17.3	GEOLOGY AND RESOURCES	64
17.4	WERRIS CREEK MINING OPERATIONS	65
17.5	SITE INFRASTRUCTURE	65
17.6	ENVIRONMENT AND MINING LEASES	66

18.	GUNNEDAH COAL HANDLING AND PREPARATION PLANT	69

18.1	KEY OUTCOMES	69
18.2	COAL PREPARATION PLANT FLOWSHEET	69
18.3	PLANT CAPACITY	70
18.4	PRODUCT COAL AND YIELD	70
18.5	TAILINGS AND REJECTS DISPOSAL	70
18.6	KEY ISSUES FOR LOM	71
19.1	KEY OUTCOMES	72
19.2	RAIL	72
19.3	PORT	72
20.1	KEY OUTCOMES	73
20.2	OPERATING COSTS	73
20.3	CARBON EMISSION TRADING	73
20.4	CAPITAL COSTS	74

21.	WHITEHAVEN ADDITIONAL RESOURCE VALUATION	75

22.	SYNERGIES	76

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page vi

LIST OF TABLES
Table 3.1	–	GCL Resources as at 31 December 2008	19
Table 3.2	–	GCL’s Coal Reserves as at 31 December 2008	20
Table 5.1	–	LOM Production Schedule	28
Table 9.1	–	Total Capital Expenditure	39
Table 10.1	–	Valuation of Additional Resources	40
Table 11.1	–	Status of Whitehaven Coal Assets	41
Table 11.2	–	LOM Adjusted Production Schedule	45
Table 12.1	–	WHC Resources as at 10 March 2009	49
Table 12.2	–	WHC’s Coal Reserves as at March 2009	49
Table 13.1	–	Mining Tenements	53
Table 14.1	–	Tarrawonga Lease and Mining Titles	56
Table 14.2	–	Tarrawonga Development Consents	56
Table 15.1	–	Rocglen Lease and Mining Titles	59
Table 16.1	–	Sunnyside Lease and Mining Titles	63
Table 17.1	–	Werris Creek Lease and Mining Titles	66
Table 17.2	–	Werris Creek Development Consent	66
Table 18.1	–	Gunnedah CHPP Throughput (kt)	70
Table 21.1	–	Valuation of Additional Resources	75

LIST OF FIGURES
Figure 1.1	–	Location of Gloucester and Whitehaven Mines	9
Figure 2.1	–	Location of GCL’s Assets	14
Figure 3.1	–	GCL’s Tenements	15
Figure 3.2	–	GCL Stratigraphy	18
Figure 5.1	–	Duralie Current and Future Mining Operations	25
Figure 5.2	–	Stratford Current and Future Mining Operations	26
Figure 5.3	–	ROM Production Comparison between GCL’s and MMC’s Schedule	28
Figure 11.1	–	Whitehaven Coal Assets	42
Figure 11.2	–	LOM Adjusted Production Schedule	44
Figure 12.1	–	Gunnedah Basin Regional Geology	47
Figure 12.2	–	WHC Stratigraphy	48

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1.	INTRODUCTION

1.1	Key Outcomes

•	This report has been prepared at the request of the Directors of Gloucester Coal Ltd (“GCL”, or “Gloucester”) for inclusion in the Independent Expert’s report.

•

The Independent Expert’s report by PricewaterhouseCoopers Securities (PwCS) was prepared in relation to a possible takeover offer by Noble Group (NG) for GCL together with a possible merger of GCL and Whitehaven Coal (“WHC”, or “Whitehaven”).

•

The report’s purpose is to confirm resource and reserve estimates and to assess the fairness of mine production budgets and forward estimates to allow PwCS to prepare an independent valuation of GCL as a standalone business and also prepare a valuation of the merged business.

1.2	Purpose of Report

This report has been prepared by Minarco-MineConsult (MMC) at the request of the Directors of Gloucester Coal Ltd (“GCL”, or “Gloucester”) for inclusion in the Independent Expert’s report which was prepared by PricewaterhouseCoopers Securities (PwCS). The Independent Expert’s report was prepared in relation to a possible takeover offer by Noble Group (NG) for GCL together with a possible merger of GCL and Whitehaven Coal (“WHC”, or “Whitehaven”).

The report’s purpose is to confirm resource and reserve estimates and to assess the fairness of mine production budgets and forward estimates to allow PwCS to prepare an independent valuation of GCL as a standalone business and also prepare a valuation of the merged business. Both GCL & WHC provided a “Life of Mine Plan” (LOM Plan) in the format of an Excel Workbook. This Excel Workbook summarised the physical quantities, operating & capital costs in a series of linked spreadsheets. In simple terms MMC’s brief was to confirm the veracity & reasonableness of the quantities & costs in the LOM Plan.

1.3	Scope of Work

MMC carried out the following scope of work for the Technical Specialist Report:

•	Site visits for inspection, familiarisation, data collection and interviews with senior personnel;

•	A review of the geological reports, resources, estimation methods, geotechnical factors, and coal quality;

•	Assessment of resource and reserve statements for JORC compliance and commenting on geological implications for mining and coal product types;

•

A review of mine planning and operations at the various sites including mine strategy, mine plan layouts, mining method, operating schedules, workforce and management, productivity assumptions, operating cost assumptions, capital cost assumptions, construction schedule and mining risks;

•	Assessment of critical environmental and community issues and the potential impact these issues may have on GCL’s and WHC’s operations;

•	A review of current and planned infrastructure including the CHPP, rail infrastructure and port facilities;

•

Review and commenting on the reasonableness of the cash flow models (and the assumptions made on project capital, sustaining capital, operating cost, and ex-mine costs such as transport, port, royalties, and head office) prepared by management which will be relied upon by PwCS in it’s assessment; and

•	Writing a formal “Technical Specialist Report.

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1.4	Location of Project Areas

This report evaluates the assets of GCL and WHC which are both located in Central New South Wales. The location of the main assets of GCL and WHC are shown in Figure 1.1.

The primary assets of GCL are located in the Gloucester Basin, approximately 100km north of Newcastle. The main assets of GCL comprise of the Stratford and the Duralie open cut coal mines which feed a single coal preparation plant located at Stratford.

The main assets of WHC are located within the Gunnedah Basin, approximately 320km north west of Newcastle. These assets consist of:

•	Four open cut coal mines (Canyon, Tarrawonga, Rocglen and Sunnyside) that feed the Gunnedah Coal Preparation Plant;

•	The Werris Creek open cut coal mine; and

•	The Narrabri underground coal project and coal preparation plant.

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Gloucester Coal – Technical Specialist Report	Page 9

Narrabri
Narrabri North
ML1609
Tarrawonga
ML1579
Canyon
ML1471
Rocglen
ML1620
Gunnedah
Sunnyside
ML1624
Werris Creek
ML1563
Gunnedah Basin
GREAT AUSTRALIAN BASIN
NEW ENGLAND FOLD BELT
Gunnedah
MURRAY BASIN
SYDNEY BASIN
Newcastle
SYDNEY
Wollongong
0
200
kilometres
New South Wales - Coal Basins
LEGEND
Coal Transport Railway
Coal Export Terminal
Scone
Gloucester
Muswellbrook
Gulgong
Stratford
Duralie
ML1427
Gloucester Basin
Mudgee
Singleton
Rylstone
Cessnock
Kooragang and Port Waratah Coal Terminals
Newcastle
Capertee
Lithgow
Sydney
N
0
50km
scale

Figure 1.1 – Location of Gloucester and Whitehaven Mines

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Gloucester Coal – Technical Specialist Report	Page 10

This report reviews the assets of GCL and WHC separately before assessing the synergies created as a result of a possible merger. The GCL assets are reviewed together in this report while the WHC assets are evaluated individually due to the number and nature of the WHC assets.

1.5	Capability and Independence

This report was prepared on behalf of MMC by the signatories to this report, details of whose qualifications and experience are set out in Annexure A to this report.

MMC operates as an independent technical consultant providing resource evaluation, mining engineering and mine valuation services to the resources and financial services industry. MMC has carried out assignments for both GCL and WHC in the last three years. MMC believes its independence has in no way been compromised.

MMC has been paid, and has agreed to be paid, professional fees for its preparation of this report. However, none of MMC or its directors, staff or sub-consultants who contributed to this report has any interest in:

•	GCL, WHC, NG, relevant parties or companies associated with GCL, WHC or NG; or

•	the mining assets reviewed; or

•	the outcome of the PwCS report.

Drafts of this report were provided to GCL and WHC, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in the report.

The Specialists who contributed to the findings within this Report have each consented to the matters based on their information in the form and context in which it appears.

Information in this report that relates to Mineral Resources or Ore Reserves is based on JORC Code compliant Resource and Reserve Statements prepared by Competent Persons as defined by the JORC Code. This report conforms in all aspects, unless an aspect is specifically excluded, with the requirements of the Code and Guidelines for Assessment and Valuation of Mineral Assets and Mineral Securities for Independent Expert Reports as adopted by the Australasian Institute of Mining and Metallurgy (the “Valmin Code”).

1.6	Methodology

The assumptions used in the LOM plan’s were the subject of this technical review. These cover the annual mining rate, stripping ratio, washplant yield, product quality; transport, cost of production and capital expenditure. Financial aspects such as loans, cashflow, profit and loss, balance sheet and valuation were not examined as part of this technical review.

The following points cover the main areas that the review focussed on and a brief description of the methodology used:

•

Operational Status: Key members of the study team visited the mines and were given presentations by senior site management. Team members inspected mining operations, infrastructure and coal handling preparation plants;

•	Resources and Reserves: The JORC calculation process was reviewed and then the JORC totals were cross referenced to the sales tonnes in the LOM model;

•	Mine Plan: Production assumptions, mining rate and coal preparation yields were reviewed and matched against the LOM model inputs;

•

Environmental & Approvals: The status of environmental approvals and licensing of the mines was reviewed and environmental constraints assessed to ensure that mine plans appropriately managed environmental regulatory requirements and operational risks;

•

Capital and Operating Costs: LOM operating costs estimates were examined against both historical unit costs and mining contract schedules and then adjusted for anticipated changes in mine operating conditions in order to validate the LOM plans. Capital expenditure was reviewed and a view was formed regarding the validity of these costs; and

•	Key Project Issues Important issues which may have a material impact on the outcomes presented in the LOM Plan were identified during the review.

All material revisions to the assumptions in the original business models have been provided to PwCS for incorporation into their valuation.

1.7	Site Inspection

Personnel within MMC team of technical specialists have visited the Project sites on the 25th March to Gloucester and the 29th April, 2009 to Whitehaven.

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Gloucester Coal – Technical Specialist Report	Page 11

1.8	Limitations and Exclusions

This Report specifically excludes all aspects of legal issues, commercial and financing matters, land titles, agreements, excepting such aspects as may directly influence technical, operational or cost issues. MMC has not undertaken an evaluation of marketing or coal pricing forecasts.

In MMC’s opinion, the information provided by GCL and WHC was reasonable and nothing discovered during the preparation of this report suggested that there was any significant error or misrepresentation in respect of that information. Information generated by third parties, consultants or contractors to GCL and WHC has not been independently validated by MMC through the generation of new work or new data. MMC has relied upon the accuracy of this information for this report.

1.9	Materiality

MMC has adopted the Australian Society of Accountants’ Standard AASB 1031 which proposes that “the materiality” of information or data can be assessed in terms of the extent to which its omission or inclusion could lead to changes in total value:

•	equal to or less than five percent – immaterial;

•	between five and ten percent – discretionary; and

•	equal to or greater than ten percent – material.

All years referred to in the report are year ending 30 June unless otherwise stated and all currency is Australian Dollars (“AUD”) unless otherwise stated.

1.10	Inherent Mining Risks

Coal mining is carried out in an environment where not all events are predictable.

Whilst an effective management team can identify the known risks and take measures to manage and mitigate those risks, there is still the possibility for unexpected and unpredictable events to occur. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine, will not occur.

1.11	Information Sources

Key data provided by GCL for the review included:

•	Competent Persons Report – Coal Resources Duralie Mine as at 31 May 2008;

•	Competent Persons Report – Coal Resources Stratford South-East as at 31 May 2008;

•	Competent Persons Report – Coal Resources Bowens Road North Mine as at 31 May;

•	Competent Persons Report – Coal Resources Roseville West as at 31 May 2008;

•	Competent Persons Report – Coal Resources Clareval West as at 1 December 2008;

•	Competent Persons Report – Coal Resources Grant & Chaniey as at 28 February 2007;

•	Competent Persons Report – Coal Resources Clarval East as at 28 February 2007;

•	Competent Persons Report – Coal Resources Stratford South as at 28 February 2007;

•	Competent Persons Report – Coal Resources Avon North Project as at 1 May 2003;

•	Statement of Open Cut Reserves for the Duralie Weismantel Pit as at 31 December 2008;

•	Statement of Open Cut Reserves for the Proposed Clareval Pits as at 31 December 2008;

•	Statement of Open Cut Reserves for the Proposed Avon South and Bowens Road South Open Cuts as at June 2008;

•	Statement of Open Cut Reserves for the Roseville West and Proposed Roseville South Open Cuts as at 31 December 2008;

•	Statement of Open Cut Reserves for the Bowens Road North Pit as at 31 December 2008;

•	Statement of Open Cut Coal Reserves for the Duralie Coal Mine as at February 2006;

•	Environmental approvals, licences, management plans and related documentation; and

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•	National Greenhouse Accounts (NGA) Factors, Department of Climate Change as at November 2008.

Key data provided by WHC for the review included:

•	Competent Persons Report – Coal Resources Brunt Project as at October 2006;

•	Competent Persons Report – Coal Resources Sunnyside & EL5183 as at 12 June 2008;

•	Competent Persons Report – Coal Resources Tarrawonga & EL5967 as at August 2008;

•	Competent Persons Report – Coal Resources Werris Creek & EL5993 as at 16 June 2008;

•	Competent Persons Report – Coal Resources Rocglen as at November 2008;

•	Competent Persons Report – Coal Resources Narrabri as at August 2007;

•	Statement of Coal Reserves for the Narrabri Underground Project as at 29 November 2007;

•	Statement of Coal Reserves for the Narrabri South Underground Project as at 16 January 2009;

•	Statement of Open Cut Reserves for the Belmont Pits as at 24 October 2002;

•	Statement of Open Cut Reserves for the Tarrawonga Pits as at 10 March 2009;

•	Statement of Open Cut Reserves for the Werris Creek Pits as at 27 June 2008;

•	Environmental approval, licenses, management plans and related documentations; and

•	National Greenhouse Accounts (NGA) Factors, Department of Climate Change as at November 2008.

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Gloucester Coal – Technical Specialist Report	Page 13

2.	GLOUCESTER OVERVIEW

2.1	Key Outcomes

•	Two open cut mining areas (Stratford & Duralie) located 100km north of Newcastle.

•	Started in 1995 and is now producing 2Mt of product coal.

•	The plan is to produce 3.5Mt of product coal in 5 years.

2.2	Location and Background

GCL’s coal mining assets consist of the Stratford and Duralie mining operations which are located in the Gloucester Basin approximately 100 km north of Newcastle in the state of New South Wales. Figure 2.1 shows the location of the mining assets of GCL.

The Stratford operation is located 15km south of the town of Gloucester and comprises:

•	Bowens Road North Open Cut (ML1528, ML1577).

•	Roseville Extension and Roseville West Open Cut (ML1447,ML1409, ML1360).

•	Co-disposal (reject recovery) Operation.

•	The Stratford Coal Handling and Preparation Plant (CHPP) and rail loading facilities.

The Duralie mining operation is situated on ML 1427 and is located 20km south of Stratford. The coal from the Duralie mining operation is railed to the Stratford CHPP for processing before being railed to the port of Newcastle for sale.

GCL also owns Coal Exploration Authorisations (A311, A315 and EL 6904) surrounding Duralie which may contain undeveloped Geological Resources and additional Coal Inventory (includes Grant & Chainey exploration area).

2.3	Project History

Coal was first discovered in the Gloucester Basin in 1855 and some limited, small scale hand mining occurred over the intervening years. However, it was not until the early 1970’s that the full extent of the Stratford deposit was identified as a result of a drilling program by the Gloucester Coal Syndicate. Extensive exploration and resource appraisal was carried out during the period from 1977 through to the 1990’s.

The decision to develop Stratford was announced in November 1994. The mining lease was granted in December 1994, with construction commencing in January 1995. Production commenced in June 1995 at a rate of 1.1 Mtpa and the operation was expanded to 2.0 Mtpa in 1997. Production from the Stratford Main Pit continued until June 2003.

In April 1998, the Duralie mining lease was granted as a stand-alone development but later modified to exploit synergies between Duralie and Stratford, such as switching the planned processing of the coal mined at Duralie to the existing plant at Stratford. This change of plan was approved and all other regulatory approvals were obtained by March 1999. The decision to develop Duralie was announced in May 2002 and coal mining commenced in March 2003.

A development application was submitted to the NSW Government in March 2001 covering the development of the Bowens Road North deposit, which is adjacent to the main Stratford deposit. Regulatory approvals were gained in June 2002 and mining commenced in March 2003.

Development consent for the Roseville Pit extension was granted in January 2005 and construction commenced in late January 2006.

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Gloucester Coal – Technical Specialist Report	Page 14

GLOUCESTER
Berrico
6 450 000 N
6 440 000 N
6 430 000 N
6 420 000 N
6 410 000 N
390 000 E
400 000 E
410 000 E
420 000 E
N
STRATFORD PROJECT
Craven
A 315
A 311
EL 6904
Wards River
ML 1427
DURALIE PROJECT
Stroud Road
Stroud
Booral
0 5
Kilometres
LEGEND
Mining Lease
Authorisation
Townships
Railway
Roads
Rivers
Approx.Extent Of Coal Bearing Permian Sediments
GLOUCESTER COAL LTD
STRATFORD OPERATIONS
EXPLORATION & MINING LEASE TITLES
February 2009
Doc No: SC-0029-02-Rev.2

Figure 2.1 – Location of GCL’s Assets

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Gloucester Coal – Technical Specialist Report	Page 15

3.	GLOUCESTER GEOLOGY

The GCL operations are comprised of both open cut coal mines and undeveloped geological resources in the Gloucester Coalfield. The mines/tenements are shown in Figure 3.1.

6 450 000 N
395 000 E.
400 000 E.
405 000 E.
410 000 E.
A315
AvonSeam O/C
AvonSeam U/G
RosevilleSeam U/G
6 445 000 N
ClarevalSeam O/C
WeismantelSeam O/C
Stratford Operations
6 440 000 N
Bowens Road, Avon, Rombo & Parkers Road Seams O/C
ClarevalSeam O/C
A311
Grant & Chainey Operations
EL6904
6 435 000 N
AvonSeam U/G
WeismantelSeam O/C
6 430 000 N
ClarevalSeam O/C
ClarevalSeam U/G
Clareval Seam O/C
Duralie Operations
6 425 000 N
LEGEND
Exploration License Area
PROPOSED OPENCUT OPERATIONS(2008+)
Opencut Resources Blocks
Underground Resources Blocks
Opencut Target Areas
Underground Target Areas

Figure 3.1 – GCL’s Tenements

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Gloucester Coal – Technical Specialist Report	Page 16

3.1	Key Outcomes

•	GCL’s Reserves and Resources have been estimated in accordance to the JORC code.

•	Total JORC Resources are 209Mt (including 107Mt of Inferred Resources) as at 31 December 2008.

•	Total JORC Reserves are 38Mt as at 31 December 2008.

•	The structurally intensive nature of the faulting throughout the deposit is likely to affect future mining operations and need to be managed appropriately.

•	Further investigation is required to confirm subcorp locations, depths of weathering and localised coal quality information to upgrade these resources from Inferred and Indicated status.

•

The mining schedule originally included additional coal that has not been included in the JORC compliant Reserves Statement. This represents a future risk as the tonnage and quality of this additional coal has not been sufficiently defined.

3.2	General Structure

GCL’s leases lie within the 40km long Gloucester Coal Basin in New South Wales. The Basin is approximately 10km wide and forms a north-south trending syncline within the southern portion of the New England fold belt. The geology of the basin is dominated by a thick sequence of Carboniferous volcanics overlain by late Permian coal seams and other sedimentary units.

The area is structurally complex and appears to have undergone multiple stages of intense faulting. Normal faults commonly occur with east-west trends, whilst pervasive reverse and thrust faults are orientated in a north-south direction. This reverse and thrust faulting has resulted in localised thickening of seams and intersections up to 50m have been recorded in boreholes. It appears to be particularly pervasive along the western limbs of the basin. Potential east-west and strike parallel faults have also been indicated by seismic studies.

Faulting appears to be more pronounced within the stratigraphically older Clareval and Cheerup seams, and faults often appear to terminate before intersection with the younger Weismantel seams.

The coal seams are generally steeply dipping along the limb boundaries, with inclinations ranging from forty degrees up to seventy degrees in localised areas. There is a gradual reduction in dip towards the basin axis, with the seams becoming flatter at depth. Localised areas of reduced dip near the surface do occur, and are likely related to the effect of intensive faulting in that particular region.

3.3	Exploration Activity

An extensive exploration program initiated in 2005 is currently upgrading geological confidence in the Grant & Chainey area and over the Clareval Seam in the Duralie area. This programme will be extended to define continuation of the Weismantel and Clareval seams northwards from Duralie. A new exploration license (EL6904) has been granted to allow assessment of the expected continuation of the Weismantel and Clareval Seams along the eastern limb of the syncline from the Grant & Chainey area northwards into the Stratford Area.

The highly faulted nature of the deposit means that there is a requirement for a tighter than usual spacing of drill holes to reach measured status according to the JORC code. Currently a large percentage of the resource sits as Indicated resource, and more drilling, particularly along the areas of expected subcrop are required to move these tonnes into Measured status.

For the proposed future mine areas the bore core coverage is considered adequate to define resources but there appears to be a short fall of coal quality data in some areas.

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3.4	Coal Seams

There are a number of seams that are currently being mined in the Gloucester area. A stratigraphic column shown in Figure 3.2 indicates the principal seams within the sequence. There are two major seam groups of interest in the Gloucester region, which are the Weismantel and Clareval seams. These contain the vast majority of the current Measured and Indicated resource. The Weismantel seam is currently being mined at the Duralie pit in the southern closure of the basin, and would appear to be a fairly consistent seam throughout the basin, with relatively minor influence from the pervasive faulting found in some of the other seams. Thrust faulting has been identified in places, but does not appear to hinder seam correlation, and has caused localised thickening of the seam.

The Weismantel seam commonly contains four coal plies (W1, W2, W3, W4) throughout the area which are separated by stone partings of variable thickness. Thickness ranges from 10m to 13m with localised sections up to 30m where thrust stacking has occurred.

The Clareval seams underlie the Weismantel seams (approximately 200m deeper) and range in thickness from 7m to 12m, although apparent seam thickness’ up to 50m have been encountered in the Holmes syncline. This seam is often highly faulted with multiple reverse faults causing localised thickening. The highly faulted nature of this seam, make correlation of plies across the basin problematic at best. For correlation purposes, the seam has been divided into four plies, although the lowermost ply does not appear to occur in all areas of the basin.

The Bowens Road seam is currently mined at the Bowens Road North mine. This seam is located in the Craven Subgroup within the later Permian Gloucester Coal measures. It is commonly made up of up to seven plies, although mining usually occurs in three sections (BR1-2, BR2-3, BR4-5). BR1-2 has an average thickness of 3.5m, BR2-3 is approximately 5m thick and BR4-5 is 4m thick.

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Gloucester Coal – Technical Specialist Report	Page 18

TYPICAL STRATIGRAPHIC SECTION
GLOUCESTER BASIN
STRATIGRAPHIC SEQUENCE
GRAPHIC LOG
LITHOLOGY AND COAL SEAMS
CROWTHERS ROAD
CONGLOMERATE
(?350m)
Linden Coal Seam
WOODS ROAD
(or LELOMA)
FORMATION
(585m)
Marker Seams M5, M7
("JD Coals")
Bindaboo Coal Seam
Deards Coal Seam
BUCKETTS WAY
(or JILLEON)
FORMATION
(175m)
Cloverdale Coal Seam
Roseville Coal Seam
Marker Seams M3, M8, M1
("Tereel Coals")
WARDS RIVER
CONGLOMERATE
(varying thickness)
WENHAM FORMATION
(23.9m)
Bowens Road Coal Seam
(BR0-BR5)
Bowens Road Lower Coal Seam
(BR6)
SPELDON FORMATION
(76.8m)
DOGTRAP CREEK
FORMATION
(126m)
Glenview Coal Seam
Marker 2 Seams
WAUKIVORY CREEK
FORMATION
(326m)
Avon Coal Seam
Triple Coal Seam
Rombo Coal Seam
Glen Road Coal Seam
Valley View Coal Seam
Parkers Road Coal Seam
MAMMY JOHNSONS
FORMATION
(300m)
Mammy Johnsons Seam
WEISMANTEL
FORMATION
(20m)
Weismantel Coal Seam
DURALIE ROAD
FORMATION
(250m)
Cheer-up Coal Seams
Clareval Coal Seam
Unconformity
Coal ("Thin Seams")
Alum
Mountain
Volcanics
(200)
GLOUCESTER COAL LTD
DURALIE OPERATION
TYPICAL STRATIGRAPHIC SECTION
GLOUCESTER BASIN
Fi

Figure 3.2 – GCL Stratigraphy

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3.5	JORC Resources and Reserves

Resource estimates are supported by JORC compliant statements, which were prepared by McElroy Bryan Geological Services (“MBGS”) and are listed in Section 1.11 of this report.

GCL have recently issued a market release statement summarising an updated JORC compliant Resource Statement as at 31 December 2008. This updated statement accounts for the depleted Resources as a result of mining and reveals a total Resource of 209Mt.

Table 3.1 is a summary of the Measured, Indicated and Inferred Resources for GCL as at 31 December 2008.

Table 3.1 – GCL Resources as at 31 December 2008

Pit Name	Measured Resources (Mt)	Indicated Resources (Mt)	Total Measured and Indicated Resources (Mt)	Inferred Resources (Mt)	Total Resources (Mt)
Open Cut

Duralie West Weismantel	—	11.6	11.6	—	11.6
Clareval North West (HQ)	9.9	0.5	10.4	1.0	11.4
Clareval North West	—	3.2	3.2	—	3.2
Clareval West (HS)	0.7	—	0.7	—	0.7
Duralie East Weismantel (Railway)	1.2	7.0	8.2	—	8.2
Clareval East	—	2.7	2.7	3.0	5.7
Grant & Chainey - Bowens Road	—	—	0.0	19.0	19.0
Grant & Chainey - Avon	—	—	0.0	14.0	14.0
Bowens Road North	3.8	1.1	4.9	—	4.9
Avon TCM	—	—	0.0	—	0.0
Avon North	—	0.9	0.9	—	0.9
Avon South	2.2	0.6	2.8	—	2.8
Roseville West	—	11.7	11.7	9.0	20.7
Clareval to Grant & Chainey	—	—	0.0	—	0.0
Rombo	—	—	0.0	1.0	1.0
Bowens Road South	1.1	1.3	2.4	—	2.4
Parkers Road	—	1.6	1.6	—	1.6
Roseville South (Avon Lower and Triple)	—	—	—	1.0	1.0

Total Open Cut	18.9	42.2	61.1	48.0	109.1

Underground
Duralie Underground	0.9	39.9	40.8	59.0	99.8

Total Underground	0.9	39.9	40.8	59.0	99.8

TOTAL	19.8	82.1	101.9	107.0	208.9

The major resource issues relate to the structurally intensive nature of the faulting throughout the deposit and how that will affect mining at a later date. Further investigation is required to confirm subcrop locations, depths of weathering, and localised coal quality information to upgrade these resources from Inferred and Indicated status.

As further exploration continues, it is expected that seams correlations will have to be revised (particularly in the Clareval seams). Whilst it is not expected to affect tonnages greatly, in those areas already modelled, that risk does still exist.

GCL have recently issued a market release statement summarising an updated JORC compliant Reserve Statement as at 31 December 2008. According to this updated Reserve Statement the Open Cut Coal Reserves have increased to 38Mt.

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Table 3.2 summarises the coal reserves of GCL as at 31 December 2008.

Table 3.2 – GCL’s Coal Reserves as at 31 December 2008

Pit Name	Proved Reserve (Mt)	Probable Reserve (Mt)	Total Reserves (Mt)
Duralie West Weismantel	0.78	8.96	9.73
Clareval North West (HQ)	8.00	—	8.00
Clareval North West	1.56	0.50	2.06
Clareval West (HS)	0.42	0.05	0.47
Duralie East Weismantel (Railway)	—	6.55	6.55
Clareval East	—	—	—
Grant & Chainey - Bowens Road	—	—	—
Grant & Chainey - Avon	—	—	—
Bowens Road North	2.49	0.82	3.31
Avon TCM	—	—	—
Avon North	—	—	—
Avon South	1.84	—	1.84
Roseville West	—	5.06	5.06
Clareval to Grant & Chainey	—	—	—
Rombo	—	—	—
Bowens Road South	0.90	0.10	1.00
Parkers Road	—	—	—
Roseville South (Avon Lower and Triple)	—	—	—
CD-DRO	—	—	—

TOTAL	15.99	22.03	38.02

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4.	GLOUCESTER COAL QUALITY

4.1	Key Outcomes

•	The primary quality control issue with the coals is sulphur content.

•	The operation is run to maximise coking yield and control sulphur levels by blending products from Stratford and Duralie operations.

•	Overall yield is predicted to vary instantaneously from 50% to 70% depending on seams/blends being washed.

•

Although some variations to the JORC yields were noted after reviewing the provided information, MMC considers these variations as immaterial. Therefore MMC believes that the CHPP yield forecasts are reasonable.

4.2	Marketing

The primary product from GCL is a semi-hard coking coal (10% ash, 1% sulphur and 5000 ddm) for the Japanese steel mills, together with a number of secondary thermal products with variable sulphur contents (20-22% ash, 0.7% or <2% or >2% sulphur) that are sold to trading companies for blending as part of combined cargoes. The primary quality control issue with the coals is sulphur content. The coking product is blended (by third party) with 10% to 15% of low sulphur semi-soft coking coal from other market sources to meet a specification of 1%. The operation is run to maximise coking yield and control sulphur levels by blending products from Stratford and Duralie operations. A complex blending of plant feeds and products is managed on a day to day basis by skilled staff members that have a detailed knowledge of the coals and their washing characteristics.

4.2.1	Stratford

The Stratford operations currently produce coal from the Bowens Road, Roseville and Cloverdale seams and from reprocessing of washery rejects reclaimed from the co-disposal dams. Future mining will also produce coal from the Avon and Cloverdale seams.

The Bowens Road seam is currently mined in the northern pit but as these reserves are exhausted the southern pit will be started. The plies 1 to 3 from Bowens Road seam are used exclusively to produce a thermal product together with the Marker seam where present. Plies 3 and 4 produce both coking and thermal products. The Bowens Road coal is low in sulphur and is thus important in blending down sulphur levels of the Duralie coal or producing lower sulphur products. The coking coal from this seam has a lower fluidity than the other Gloucester Coal coking products.

Roseville seam produces a high fluidity, low sulphur coking product together with a small amount of low sulphur secondary thermal product. The Cloverdale seam is similar in quality.

The Avon seam was the primary source of coal for the Stratford operations for the first years of the main pit operations. It is not currently being mined but two pits (Avon North & South) will be opened for future mining operations. The Avon seams produces a high fluidity low sulphur coking product with moderate amounts of a low sulphur thermal secondary product.

The rejects form the co-disposal dams are being reprocessed to produce primarily a thermal product together with a small amount of a coking product. The original washery operations produced only a coking coal so a significant amount of higher ash coal was discarded. This is being recovered together with a small amount of coking coal that is recovered by more efficient washing circuits that are currently in the plant.

4.2.2	Duralie

The Duralie operations currently produce coal from the Weismantel seam in the Main Pit. The upper, higher sulphur part of the seam, consisting of ply 1 and the top third of ply 2 are washed to produce a very high sulphur thermal product (2-3%). The bottom two thirds of ply 2 and plies 3 and 4 are washed to produce a high fluidity, high sulphur coking product together with a high sulphur thermal product.

The Duralie operations will also mine the Clareval seam from the East, Northwest and West pits to supplement the coal from the Weismantel seam. This seam is not currently being mined although the available bore core data suggests the coal quality and washability will produce similar products to the Weismantel seam, but perhaps a little lower in ash. As a result, it is expected Clareval seam coal will be handled similarly to the Weismantel seam with the high sulphur top plies going to produce a thermal product and the lower plies producing primary coking and secondary thermal products.

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4.2.3	Future Mining Operations

In addition to the Stratford and Duralie operations the Grant & Chainey area will be opened as a new mining area. Weismantel, Clareval, Bowens Road, Roseville and Avon seams are expected to be mined. There appears to be only a limited amount of coal quality information available in this area currently.

Current operations at Stratford and Duralie are well known and understood by experienced site personnel. Moving into the proposed future mine areas will see the same seams being mined that have historically been mined, but no contour plots of raw ash, CF1.35 yield-ash and CF1.60 yield-ash are available to confirm general spatial trends in the data. Although there is geological evidence to suggest the coal seams are consistent in the area, this does not quantify how consistent the washability, and hence likely yields and ashes, will be in the future. A summary of the coal quality in future mining areas are summarised below:

•

Weismantel Expansion Pit. The Weismantel expansion is located to the north of the Duralie mine and data suggests a trend towards lower coking coal ash by up to 1.5% relative to existing operations. However, this does not represent a major tonnage in future operations;

•

Clareval West. Clareval West is located west and northwest of Duralie mine, with resources predominantly in the Clareval seam. The available coal quality bore core information suggests lower ash and sulphur may be achieved relative to current Weismantel operations at Duralie, and there will be less need for blending to meet the Gloucester coking coal specification. Higher yields are anticipated from this seam for equivalent product ash;

•

Stratford South. Stratford South consists of the Bowens Road South and Avon South deposits, with coal resources in the Bowens Road and Avon seams. Avon seam total product yield is expected to be around 63% on average, with approximately half of the total product being coking coal. This is equivalent to the traditional Stratford main pit coking coal which is lower in ash (9.5%) and sulphur (0.7%) than the Duralie coking product. For the Bowens Road seam, total product yield is expected to be around 65% on average, but the product split will be mainly thermal coal (approximately 50%:15%);

•

Grant and Chainey. The Grant and Chainey deposit lies south of the Stratford South area and consists of Resources in the Bowens Road seam and Avon seams. There is no recent bore core data for this area and therefore the deposit Resources are Inferred only. It is anticipated the coal quality and washability will be similar to Stratford South, but drilling is required to confirm this;

•

Avon North. Avon North is a small area located northeast of the main Stratford deposit. The major coal tonnage will be sourced from the Avon seam, with minor tonnages from the Triple and Main seams. Qualities and yields are likely to be similar to that from the nearby Stratford main pit;

•

Roseville West. Roseville West is located to the west of Stratford Main pit and contains the now complete Roseville Pit and the Roseville extension pit. Coal resources in the deposit occur mainly in the Cloverdale and Roseville seams. These seams are important constituents in the Gloucester coking blend, being low in ash and sulphur and having high CSN and high fluidity; and

•	Other. Recent exploration drilling has also confirmed the presence of Clareval and Weismantel seams between Stratford and Duralie mines, on the east side of the license area.

4.3	Yield

A schedule of ROM tonnes has been developed, which estimates the overall tonnes to be produced from each pit on an annual basis. There is no breakdown with regards to possible different mining sections within each pit (eg. Weismantel tops/bottoms). Along with the ROM tonnages, expected yields of coking and thermal product from each pit/seam have been supplied. The supplied yields and resultant product pricings (& hence qualities) are constant across the life of mine, that is, there has been no allowance/modelling for variability over time associated with moving into different mine areas.

The simple application of historical yield data, as has been the case here for the major pits/seams, is only a valid approach where the ROM coal is extremely consistent in nature, but this is generally not the case in a multi-seam open cut mining situation, where partings are often included in varying proportions depending on mining conditions and mining equipment. Review of CHPP yield production data show that the yields achieved do compare reasonably well with the yields used in the financial model, but it has been suggested a more robust approach to mine plan yields could be taken. Of particular concern is where two product washing yields are predicted, as small changes in washability could have significant impact on the effective primary yield which results at the desired specification ash. Modelling should ideally include:

•	Separation of ROM tonnes into coal tonnes and dilution tonnes from roof, floor and partings;

•	Allowance for changes in moisture and hence tonnage from in-situ to ROM and finally to product coal;

•	Variability in coal quality and yields within the pit and between mining sections that would be indicated by the boreholes within the pit and applied to scheduled ROM tonnes;

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•

Transformation of modelled theoretical yields and ashes (laboratory results) to practical data that can reasonably be expected from the coal preparation plant. This would involve the use of computer modelling of the preparation plant on feed data generated from the available washability data; and

•

Calculation of blended products over time and suitable adjustment of yields to ensure desired product specification is met (if specification ash is not achieved, yields need to be derated accordingly to meet the target ash level). This important point is not addressed in the financial model, as it is assumed product specification will be met across the life of mine.

Overall recovery is predicted to vary instantaneously from 50% to 85% depending on seams/blends being washed. The yearly average yields tend to flatten out the yield ranges, but there is evidence that the coal is variable in nature, therefore warranting a more robust yield prediction method.

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5.	GLOUCESTER MINING OPERATIONS

5.1	Key Outcomes

•	The Gloucester mining operations cover two discreet areas called Duralie & Straford.

•	Mining is by contractors.

•	The long term plan has series of different pits being mined in each area with progressive rehabilitation.

•	The long term plan reviewed had a total of 102Mt of ROM coal being mined at a 5Mt per annum rate over 22 years.

•	MMC has reduced the long term plan to 15 years and 68Mt because the mining areas in the last 5 years have not been explored or planned to a sufficient standard to meet JORC standards.

•	Exploration drilling is being prioritized as it is likely these tonnes will be added back when work is completed.

5.2	Current Operations

The current mining operation consists of the:

•	Duralie Mine;

•	Stratford Mine;

•	Bowens Road North Opencut;

•	Roseville Extended Opencut; and

•	Co-disposal (reject recovery) Operation.

The raw coal production of all operations is processed at the Stratford CHPP with the ROM Coal from Duralie being railed for beneficiation at the CHPP.

5.2.1	Duralie Mine

The Duralie opencut is located approximately 20 km south of the Stratford Mine facilities. The mine extracts coal from the Weismantel Seam near to the base of the Gloucester Coal Measures. The deposit forms a synclinal structure with the opencut area located at the southern crop line within the main axis of the Gloucester Basin. Figure 5.1 shows the layout of the Duralie operations and a typical seam cross section.

Dips vary from a shallow 50 to an almost vertical profile. A method of horizontal 3 to 4 metre benches is used as the primary extraction method.

Two types of waste have been identified within the deposit. They are categorised as potentially acid forming (PAF) or non-acid forming (NAF). PAF wastes are deposited below a level which is deemed to be of a sufficient depth to ensure a recovering water table would submerge all the deposited PAF material and hence largely prevent oxygen reaching that material. Agricultural lime is spread across placed PAF materials to reduce the risk of acid formation prior to clay encapsulation or submersion.

The Weismantel Seam has typically high pyritic sulphur content over the top 0.5 metre of the seam. At times this upper seam section will be treated as waste, depending on product requirements, and placed with PAF material.

The typical operational sequence for each mining block is:

•	Sedimentation controls are implemented;

•	Tree clearing and topsoil removal is carried out;

•	Water management structure and infrastructure are installed;

•

Overburden removal is undertaken by a hydraulic excavator in backhoe configuration. Generally, the first one to five metres of clay overburden is ripped and/or free-dug. Deeper overburden requires blasting prior to excavation;

•	Overburden waste material is deposited in either an out-of-pit waste dump or within/above a void section of the mining excavation; and

•	Coal benches are removed using a hydraulic excavator in backhoe configuration.

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Mining losses and dilutions are generally low due to the thickness of the seam (10 to 12 metre normal thickness) and the bulk nature of the mining operation. Estimated coal losses of less than 3% and dilutions of less than 5% have been experienced since the commencement of the opencut.

Figure 5.1 – Duralie Current and Future Mining Operations

5.2.2	Stratford Mine

The current Stratford mine consist of Bowens Road North Opencut (BRN), Roseville Extended Opencut and the Co-disposal operation.

Figure 5.2 shows the layout of the Stratford operations, a typical seam cross section and a pit photo of the Roseville West Pit.

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Figure 5.2 – Stratford Current and Future Mining Operations

Development of the Roseville Extended Open-cut commenced in February 2006 as a continuation of the original Roseville Pit which was operated between 1996 and 1999. Typically the Roseville Seam occurs as a 16 metre interval of coal and claystone bands dipping to the west at 450. Overburden is placed over the original backfilled Roseville Pit.

The Roseville Extended Opencut uses relatively small equipment which is more efficient in the selective mining of coal from the numerous, steeply dipping and sometimes thin plies of the Roseville Seam.

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The BRN deposit is located 1.5 km north of the Stratford Main Deposit. The operation commenced in 2003 and extracts the Marker and Bowens Road Seams. Generally the geology of the North Stratford area is characterised by strata dipping in excess of 450 to the west, inter-bedded with numerous thin coal seams. However, the Bowens Road Seam geology and character is different from the other coal seams. The seam is of substantial thickness and occurs as a relatively flat lying deposit in the BRN pit area.

The Bowens Road Seam, generally in excess of 10 metres thick, has previously been extracted from the Bowens Road West pit, an area of steeply dipping strata adjacent to the existing Stratford CHPP.

The mining sequence in the BRN and Roseville Pits is generally as summarised below:

•	Sedimentation controls are implemented;

•	Tree clearing and topsoil removal is limited to the minimum required for ongoing operations and undertaken ahead of the advancing face or dump;

•

Overburden removal is undertaken by hydraulic excavator in backhoe configuration with the first 10 metres of clay overburden free-dug or ripped. All other overburden needs blasting prior to excavation; and

•	Significant coal partings are removed using a small hydraulic excavator in backhoe configuration.

The Co-disposal operation involves reprocessing of previously emplaced CHPP reject material (from 1995-2000 approximately 3 Mt of reject was pumped to the above ground storage dams). GCL began recovering this material in 2001 and produces a high ash thermal coal product with approximately 50% re-processing yield. This operation is scheduled to continue until 2011 when the bulk of the former rejects will have been recovered.

5.3	Mining Contractors

Leighton Mining is the contractor responsible for mining operations at Duralie. The current contract is in the final stages of renewal (by 1st July 2009). GCL and Leighton Mining have entered into an agreement for GCL to purchase and own CAT 785XQ haul trucks for the next contract in preparation for future increased production. Maintenance and operation of these trucks will be the responsibility of Leighton Mining.

Since May 2006, Ditchfield Contracting Pty Ltd (Ditchfield Contracting) has been contracted to carry out the mining operations at Stratford. Ditchfield use smaller equipment which adds flexibility and enables selective mining of the thin seams experienced at Stratford.

5.4	LOM Production Schedule

GCL’s current LOM plan for open-cut operations extends to 2030 and includes a total ROM production of approximately 102Mt from 2009 to 2030. The schedule does not include the underground potential at Duralie.

GCL’s LOM production schedule includes approximately 40Mt of additional coal that is unsupported by JORC reserves or mine planning. MMC considers this to be a significant risk as the tonnage and quality of this additional coal has not been defined to an adequate or recognised standard.

As a result, MMC recommends that this additional coal be removed from the schedule until further exploration has been completed to enable it to be upgraded to JORC status. Rather than remove the coal from the specific pits MMC recommends reducing the mine life from 2030 to 2023 as this equates to approximately the same tonnage, but allows the existing ramp up and coal blending/sales to remain.

Figure 5.3 summarises the difference in annual ROM production defined in the GCL LOM schedule and MMC’s adjusted LOM Schedule.

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Table 5.1 – LOM Production Schedule

Pit Name	GCL Schedule (ROM Mt)	Total JORC Reserve (ROM Mt)	JORC Resource in MMC Schedule (ROM Mt)	Work In Progress in MMC Schedule (ROM Mt)		MMC Schedule (ROM Mt)	% of ROM Production from GCL Schedule Used
Duralie West Weismantel	12.75	9.73	—	—		9.73	76%
Clareval North West (HQ)	8.00	8.00	—	—		8.00	100%
Clareval North West	5.00	2.06	—	—		2.06	41%
Clareval West (HS)	0.70	0.47	—	—		0.47	67%
Duralie East Weismantel	5.10	6.55	—	—		5.10	100%
Clareval	5.10	—	2.70	2.40	*	5.10	100%
Grant & Chainey - Bowens Road	8.50	—	—	8.50	*	8.50	100%
Grant & Chainey - Avon	8.50	—	—	8.50	*	8.50	100%
Bowens Road North	3.00	3.31	—	—		3.00	100%
Avon TCM	1.00	—	—	—		—	0%
Avon North	2.49	—	0.90	—		0.90	36%
Avon South	4.50	1.84	—	—		1.84	41%
Roseville West	7.47	5.06	—	—		5.06	68%
Clareval to Grant & Chainey	20.66	—	—	10.00+		10.00	48%
Rombo	1.65	—	—	—		—	0%
Bowens Road South	5.00	1.00	—	—		1.00	20%
Parkers Road	—	—	—	—		—	0%
Roseville South	1.66	—	—	—		—	0%
CD-DRO	0.79	—	—	—		—	0%

TOTAL	101.87	38.03	3.60	29.40		69.26	68%

Figure 5.3 – ROM Production Comparison between GCL’s and MMC’s Schedule

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5.5	Potential Underground Operations

There is a potential for an underground operation at Duralie with an underground Resource of 100Mt identified in the Resource Statement as at 31 December 2008. The Duralie Underground is currently at a pre-conceptual stage of planning and is anticipated to produce 1.5-2Mtpa.

An underground operation using roadheaders for development and hydraulic extraction methods has been suggested. due to issues such as:

•	Surface features such as the Main Northern Railway and Mammy Johnsons River above the deposit restrict coal recovery;

•	Unknown spontaneous combustion risk;

•	Narrow deposit geology; and

•	Steeply dipping coal seams.

Hydraulic extraction has been used in complex mining conditions on the West Coast of New Zealand and offers the best recovery in thick and steeply dipping seams. Therefore it has been suggested for Duralie Underground as it provides the highest productivity, greatest flexibility and lowest operating cost.

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6.	GLOUCESTER ENVIRONMENT AND SOCIAL

6.1	Key Outcomes

•	The Duralie and Stratford operations hold all necessary approvals, leases and licences for conducting current mining operations.

•	Future mining areas will need to be taken through the approval process.

•	Water management, including the control of both water quantity and quality (acidity and salinity), remains a key part of GCL’s environmental risk management.

•	Current environmental and socio-economic (community) risks and issues are considered to be clearly identified and adequately managed.

6.2	Environmental Approvals and Licences

The Duralie and Stratford operations hold all necessary approvals, leases and licences for conducting current mining operations. The sites hold numerous separate approvals and licences due to the historically incremental nature of the developments. While this situation provides some complexity in compliance management, it has also provided considerable flexibility and some degree of compartmentalising of operations.

6.2.1	Stratford

Stratford mine was initially granted Development Consent by the NSW Minister for Planning in December 1994 for a period of 14 years and ML1360 was granted by the NSW Minister for Mineral Resources in December 1995. ML1409 covering the balance of the Roseville Pit was granted for a 21 year period from January 1997. ML1447 was issued in April, 1999 and is located along the western boundaries of ML1360 and ML1409. ML1447 covers an area of ground that will be disturbed by the existing Co-disposal facility. Later Development Consents were obtained for Roseville Pit extension (January 2005), Roseville West (March 2007) and for mining of Ellis’ Corner (June 2005) which also necessitated the granting of ML1577 (March 2006).

EPL5161 and EPL11745 were issued by the Department of Environment and Climate Change (DECC) pertaining to the Stratford operations.

6.2.2	Duralie

Development Consent for the Duralie mine was granted in August 1997 and later alterations were approved in February 1999. ML1427 was granted in April 1998 for a period of 21 years.

The main approval for current operations is for the “Duralie Extended” area, granted by the Minister for Planning in July 2006. Under the provisions of the mining lease, some changes to the detailed mine plan configuration and operational activities at Duralie have been accounted for by the approval of subsequent Mining Operation Plans by DPI-MR however specific approvals from Department of Planning and/or Minister for Planning are also required. A s96(2) application has been lodged (30th April 2009) for northward mining extension in the Weismantel pit. A more comprehensive Part 3A application is in preparation for the northwestern Clareval and northern Weismantel mining areas. Both these applications are expected to be approved following due planning and assessment processes. A s75W approval for new dams was received on 3 December 2008 while a s96(2) modification application is currently underway for extensions to the existing irrigation scheme.

EPL11701 was issued by the DECC, with the most recent variation to this licence approved in October 2007 which provided coverage for on-site hard rock gravel quarrying and changes to noise and water monitoring arrangements.

6.2.3	Environmental Management Plans

For both operations, numerous EMPs have been produced, primarily to meet the conditions of development consents.

These EMPs comprise plans, procedures and protocols that are essential elements of the environmental management system and have enabled GCL to provide satisfactory environmental and community management record.

6.3	Environmental Issues

6.3.1	Overburden Management, Rejects and Tailings Management

The discrete and relatively compact nature of the various mining operations within the Stratford-Duralie complex has provided operational flexibility with appropriate selection and use of mining equipment. However, out-of-pit dumps and rejects emplacements

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have had to be designed within the constraints of the drainage system, and in some cases have required stream diversions to be established. The management of overburden, rejects and tailings appears efficient and unlikely to generate any significant environmental risks.

The reprocessing of the rejects material from the Stratford Co-disposal area has reduced the scale and bulk of this emplacement, thus reducing risks in terms of visual impacts, water quality management, and long term landscape rehabilitation costs.

The reject materials associated with the Duralie coals have been shown to represent the highest potential acid-forming risks and special handling and management procedures have been developed to manage. Since the cessation of mining within the Stratford Main Pit in June 2003, the resultant void has become available for the storage of rejects in a subaqueous environment which will significantly reduce risks from rejects storage and in particular, any potentially acid-forming materials. However, this storage facility will require replacement in the medium term following its depletion of capacity.

Other material handling and storage issues relate to effective management of mass movement risk (geotechnical stability) and to manage potentially acid-forming carbonaceous overburden materials. These risks are managed by well-planned and managed operations that use a risk-based approach and the operations conduct testing, reviews and audits, including geotechnical and hydrological factors. Selective handling of overburden materials at Duralie involves these materials being placed low in the pit (beneath the long term water table) to minimise any long term risks.

6.3.2	Water Management

The key environmental issues relate to water supply and demand, maintaining separation of clean and dirty waters, disposal of excess water, drainage controls and stream diversion, and monitoring of surface and groundwater quality.

At Stratford, the main water supply storage on-site for the CHPP is the Return Water Dam to the north of the Industrial Area. The Return Water Dam is one of three current mine water storages on-site and its storage capacity is nominally 500 Ml. Water used by the CHPP is drawn from the Return Water Dam and comprises water released from the deposited Co-disposal material, pit produced water, water from specific sediment dams and surface water runoff from the Co-disposal area.

The Stratford East Dam is another permanent mine water storage facility on site, with a water holding capacity of 2,850 Ml.

The third permanent water storage body at Stratford is the Stratford Main Pit Void. Since the cessation of mining within the Stratford Main Pit in June 2003 the resultant void has become available for the storage of excess mine waters. The availability of the Main Pit for water storage effectively addressed the water balance issues faced by the operation over the previous years. The Main Pit storage capacity is 37,000 Ml to RL115.

A site water balance and spill risk assessment was undertaken for Stratford in January 2006. The report concluded that:

•	the Return Water Dam water level should be maintained below RL 127 to provide a spill risk less than 10%;

•	the modelled spill risk for both the Bowens Road North and Stratford Main pits was less than 1%;

•	the modelled spill risk for the Stratford East Dam was less than 1% (i.e. no spills simulated in 102 sequences) with no pumping to or from the dam.

Whereas discharges to offsite streams were previously expected to not be necessary for the remaining life of mine due to the presence of these storages, the rate of filling of the Main Pit dam (by coal rejects storage) and the increasing salinity of mine waters from the Roseville pit will potentially necessitate new water management strategies to deal with varying water qualities and to circumvent the need for future discharges.

At Duralie, the main water management issue relates to management of surface flows and runoff from mining disturbed areas and the separation of natural surface streams from any effects of mining disturbance. A section of Coal Shaft Creek has been diverted around the western side of the open pit according to strict hydrological and environmental design requirements. This diversion and associated drainage works have incrementally extended and developed according to the expanding footprint of mining operations. The diversion works are significant engineering structures that are expected to be rehabilitated at the cessation of mining.

The Duralie Coal Mine operates under a continual stored water surplus. There is only minimal requirement for water use on site, e.g. for dust suppression and fire fighting. The Development Consent precludes the direct discharge of mine water to the local creek/river systems. As a consequence, mine water accumulates and irrigation is used to dispose of excess water onsite. In order to ensure irrigation of mine water does not have an adverse impact upon the environment appropriate management and monitoring is undertaken. Approval for additional storage dams was received in December 2008 and an application for extension of the mine’s irrigation system is currently underway.

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6.3.3	Noise Management

Impacts on the surrounding community arising from noise and blasting are managed by a combination of:

•	careful design of blasting operations;

•	selection and management of mobile plant and fixed plant for operational suitability;

•	use of existing noise screening features in the landscape;

•	land ownership of areas of the mining lease and buffer areas;

•	establishment of agreements with landholders regarding noise and other operational matters;

•	informing the community through the mines’ consultative committees, direct communication methods via complaint management systems; and

•	monitoring and modelling of noise and blasting operations.

Instances of noise and blasting exceedance have been recorded in the past but these have been actively managed and resolved with both the impacted landowner and the DECC. In addition, noise and blasting complaints are similarly managed by resolution with the complainant where possible and may involve temporary operating changes. The Annual Environmental Management Report outlines exceedances and complaints history. The mining operations will remain reasonably constrained by compliance requirements for community amenity in terms of noise and blasting. No penalties or prosecution action by the relevant regulator (DECC) have resulted from noise non-compliances or complaints.

6.3.4	Dust and Noise Management

This company’s land ownership status has provided protection from onerous regulatory restriction for dust, noise and other emissions. In some cases, the company has established private agreements with the landowner to supersede the general conditions and limitations expressed in the DECC licence.

However, dust control will still be a significant focus for mine environmental management throughout the entire mine life. Site planning and mine sequencing (including minimising material rehandling and appropriate facilities operations) will continue to be augmented by the use of water-based dust control safeguards. These safeguards include the use of water carts to reduce wheel generated dust on unpaved roads and stockpile sprays to reduce emissions. Sprays are also utilised in other locations in the CHPP facility, at the ROM coal bin, crusher station, and the feeder/breaker.

6.3.5	Ecology

The mining operations in both the Duralie and Stratford areas are largely within previously disturbed and cleared lands used for grazing purposes. Various management plans are in place to manage any related environmental impacts and monitoring is periodically undertaken where required by conditions of approval.

6.3.6	Community Issues

Transparent operations and ongoing stakeholder liaison is a feature of the GCL operations and represents a strategic long term investment in community relations. Stratford and Duralie operations continue to deal with community and landowner issues through separate Community Consultative Committees. Apart from being a significant employer in the region, various social and economic contributions have been actively undertaken by the GCL operations. Aboriginal cultural heritage is managed in consultation with local Indigenous stakeholders.

6.3.7	Rehabilitation

The Stratford and Duralie mines both have in place a rehabilitation and landscape plan, which reference the conceptual proposals for rehabilitation and mine closure planning pursuant to the Mining Operations Plans required to be prepared under the terms of their respective Mining Leases. Final land rehabilitation design is an important factor in environmental approvals and is a key influence on mine sequencing and emplacement design.

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7.	GLOUCESTER SITE INFRASTRUCTURE

7.1	Key Outcomes

•	The Stratford CHPP facility is part way through an expansion program that will see ROM coal throughput increased from 3.2Mtpa to 4.3Mtpa. A further expansion to 5Mtpa is being considered by GCL.

•	Current and planned site infrastructure is considered adequate to support current and future mining operations based on the provided information.

7.2	Overview

MMC was assisted in reviewing GCL site infrastructure by Joharko International Pty Ltd (Joharko). Joharko reviewed selected reports from the data room as well as publicly available information. Joharko also attended the technical presentation and site visit to GCL’s two operating coal mines at Stratford and Duralie on 25 March 2009.

The main surface infrastructure onsite at Stratford was commissioned in June 1995 with the first coal railed in July 1995. Key assets include;

•	3000tph train unloader, hopper, and transfer conveying system;

•	150,000t ROM coal stockpile pad and 3mtpa ROM receival and 2300tph stack-out conveyor system. Raw coal reclaim off stockpile is by FEL;

•	2,400tpa train receival system (commissioned March 2003);

•	475tph CHPP facility with plans to expand to 4.0mtpa (600tph) by incorporation of upgrades to the raw coal system, CPP, and product coal handling plant;

•

450tph to 500tph Two Stage Wash Plant comprising dense medium cyclone separation of the -50mm + 1.7mm fraction, Teeter bed & spirals treatment of the -1.7mm + 0.35mm fraction, and froth flotation of the -0.35mm + 0.01mm fraction in Jameson Cells;

•	120,000t Product Coal stockpile area and train loadout facility for product coals;

•	Site offices, workshop, bathhouse and other amenities;

•	Local access roads, haul roads, hardstand areas and erection pads;

•	Power and water reticulation around the site to suit the distributed network of pits and facilities; and

•	Interconnecting rail spurs at Duralie in the South and the rail car dump station at Stratford.

The main surface infrastructure onsite at Duralie was commissioned in March 2003. The main facilities are located 20km south of Stratford and comprise;

•

1.8Mtpa to 2Mtpa (ROM) receival and rotary breaker facility with truck loadout bin for dilution transport back to spoil dumps or pits. All Duralie coal is sized to 100% passing 140mm prior to loading trains;

•	1400tph ROM coal conveyor;

•	Small 15,000t ROM dump pad and feeder loading the 2350t train loadout bin;

•	Rail spur line to suit 2000t or 2500t trains. Trains depart Stratford 4-5 times per day between operational consent times;

•	Demountable site offices, workshop, bathhouse and other amenities;

•	Local access roads, haul roads, hardstand areas and erection pads; and

•	Power and water reticulation around the site to suit the distributed network of pits and facilities.

7.3	Coal Handling and Preparation Plant

Coal mined at Duralie Mine is sized and transported by dedicated train to the Stratford CHPP for processing, while coal mined at Stratford Mine is transported by off road haul trucks to the CHPP.

The Stratford CHPP was constructed in 1995 with a nominal 350 tph capacity. The operation is run to maximise coking yield and control sulphur levels by blending products from Stratford and Duralie operations. A complex blending of plant feeds and products is managed on a day to day basis by skilled staff members that have a detailed knowledge of the coals and their washing characteristics.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 34

ROM coal delivered from the mines is fed by a front end loader into a ROM hopper and discharged by a Feeder Breaker for initial crushing. The coal is then sized through secondary and tertiary crushers.

The coarse (-50 + 2.0 mm) fraction reports to the 2 stage dense medium cyclone circuit. Product from the primary dense medium cyclones is coking product that is dewatered and reports to the coking coal stockpile. Reject from the primary dense medium cyclones is reprocessed in the secondary dense medium cyclones. The product from this secondary circuit is thermal coal product going to a centrifuge for dewatering and then reporting to the thermal coal product stockpile. Reject from the secondary dense medium cyclones is pumped with tailings to a Co-disposal area for emplacement and water recovery.

The -2.0 mm + 0.5 mm fraction is treated in spirals. Product from the spirals is reprocessed in a single Teetered Bed Separator (TBS), dewatered in a centrifuge and reports to the coking coal stockpile. Rejects from the TBS with the thermal coal product are sent to the centrifuge for dewatering and then to the thermal coal product stockpile.

The -0.5 mm fraction is treated in the flotation plant, where the floats material is dried before being transferred to the coking coal stockpile. A proportion (~30%) of the sinks material is re-processed, with the remainder reporting to the thickener before being pumped with coarse rejects to the Co-disposal area.

The plant capacity is nominally similar for coking product and thermal products, although minor capacity enhancements have occurred to key components in the thermal stream to better reflect the average 2:1 ratio of thermal to coking product inherent in the coal types being processed.

Coal from the preparation plant is conveyed by separate overhead conveyors to the stockpile areas. This area has been increased in size to achieve the required stockpile capacity. There is very little live freefall or reclaim capacity on the stockpile, with virtually all of the product coal being pushed out and back with a dedicated bulldozer.

Four product coal reclaim valves are located in the reclaim tunnel to recover the products at a total rate of up to 3,500 tph. Reclaimed coal is conveyed to a small rail loading bin. Trains are loaded manually in a flood loading system on a balloon rail loop.

7.4	CHPP Expansion Project

The Stratford CHPP facility is part way through an expansion program that will see ROM coal throughput increased by 40% from 3.2Mtpa to more than 4Mtpa.

With the secondary flotation circuit in place GCL is now upgrading the CHPP facility to further improve throughput. The main elements of the expansion project include;

•

Product Pile Expansion (PPE).This project includes the construction of a new 135m long reclaim tunnel and reclaim conveyor, 4 additional coal valves, and associated conveyors that provide GCL with an additional 100,000t of Product Coal stockpile storage;

•

Raw Coal Upgrade (RCU). This project is currently on hold and deemed non-critical at this stage. The project would have provided GCL with an additional raw coal stacking conveyor for the Duralie coals. Without this upgrade GCL will incur additional operating costs principally in the form of increased dozer assist hours working coal to and from the ROM hopper;

•

High Voltage Upgrade (HVU). This project includes the addition of new HV transformer, Sub upgrade, and Overhead power upgrade. Site supply is currently 4MVA at 33KV. HV power is stepped down to 11KV for reticulation around site. Power faction correction achieves a PF of 0.9. This upgrade will also provide redundancy to the main supply;

•

CPP Upgrade (CUP). This project includes the incorporation of additional spirals in the CHPP where previously a dense medium bath existed. Duralie coals have traditionally contained a lower percentage in the -1.5mm fraction but over time the fines content has increased and it is expected to increase further with the Clareval seam. Another 20 triple start spirals are proposed (increasing the total to 32) to handle the increased fines. New sieve bends and an upgrade to the classifying cyclones and fine coal circuit will complement the incorporation of additional spirals;

•

An additional fine coal centrifuge by GCL to ensure product coals are dewatered to 8% to 10% total moisture, as is the case now. The rejects handling system shall also be upgraded to handle increased reject volumes; and

•	A new double deck raw coal screen and crusher to improve the plant feed sizing and throughput. A new desliming screen is proposed. The raw coal upgrade will increase raw coal capacity to 950tph.

The staged nature of the capacity enhancement project should minimise impacts on existing operations. All projects are due to be completed by mid 2010.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 35

After the upgrade project GCL is forecasting CHPP capacity in excess of 4Mtpa coupled with a slight yield improvement with 30% of products being semi-soft coking coal and 70% medium ash thermal coals. Considering current CHPP plant performance and the proposed upgrade, there is no reason to doubt that these numbers can be achieved.

GCL has taken a lean approach to the budgeting and funding of the current CHPP plant expansion project along with its ongoing capital replacement and maintenance programs. Whilst this is not of itself an issue it will clearly be very difficult for GCL to manage unexpected costs within its current capital program. Any delays to the expansion project, or design issues leading to rework, have the potential to cause large cost overruns.

A further plant expansion to 5mtpa (ROM) is being considered by GCL although no details have been provided at this time for review.

7.5	Power

A connected power load of 4MVA at Stratford appears reasonable to support the scale and nature of the CHPP operation at Stratford. Some additional high voltage protection works are now being undertaken as part of the CHPP expansion project which shall rectify some of the load issues in parts of the 33KV and 11KV power reticulation network.

In addition the CHPP expansion project is to provide additional air-conditioned MCC and switchboard buildings so that some of the present electrical control equipment can be removed from the workshop environment.

GCL intends to undertake further electrical load studies with a focus on keeping the PFC at 0.92 or higher.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 36

8.	GLOUCESTER TRANSPORT INFRASTRUCTURE

8.1	Key Outcomes

•	After reviewing current contracts and plans for additional future rail infrastructure, rail capacity is considered adequate to support GCL’s future mining operations.

•

GCL needs to negotiate additional port capacity through PWCT if it is to realise its expansion project. MMC assumes GCL will negotiate with PWCT of all its current and additional capacity requirements in the future.

8.2	Rail

GCL rails coal 20km from the Duralie mining operation to Stratford for processing before railing product coal from the Stratford CHPP to the Port of Newcastle for sale.

8.2.1	Rail from Duralie to Stratford

Presently GCL undertakes an average of 75 rail hauls per month (150,000t/mth) from Duralie to Stratford. Trains are typically 2000t and therefore the annual haulage capacity is approximately 1.8Mtpa.

GCL has reported actual railings over the 12 months to June 2007 at 958 trains with an average of 80 train cycles per month. The average train load being 1,926t.

After the expansion project is completed, and with the additional focus on mining operations at Duralie going forward, it will be necessary for GCL to rail 2.5Mtpa to Stratford from Duralie. This requirement translates into 1,300 train cycles per annum or approximately 108 cycles per month with the existing 2000t train constraints. The expansion plan calls for up to 115 train cycles per month.

QR NationaI has indicated to GCL that they are investigating larger trains with a capacity of up to 2,700t. These trains will reduce the train cycles required to 80 trains per month, not much more than the current 75 train cycles per month. This should be manageable within the current consent conditions that apply to train traffic between Duralie and Stratford.

8.2.2	Rail from Stratford to Port of Newcastle

The current haulage capacity between the Stratford product coal stockpiles and the Port of Newcastle is approximately 2.1Mtpa with 3000t trains used for product coal haulage. GCL presently operates up to 70 trains per month which equates to an export capacity of approximately 2.5Mtpa.

After the completion of the expansion project (to 4Mtpa ROM) the export product tonnage increases to 2.9Mtpa. Assuming the 3000t trains are used this increases the train cycles to port to 81 per month. GCL report that the current TLO operation can load up to 30 trains per week (over 100 per month) at peak times.

The additional 100,000t of product stockpile capacity, along with the second reclaim tunnel & four new coal valves, should provide GCL with much greater loadout flexibility and reduce the number of dozer assist hours being applied to product coal stock management.

GCL has held discussions with Pacific National that confirmed 3,000 tonne trains will be made available to meet the expected 2.9Mtpa railing requirement. Furthermore Pacific National has indicated that it may provide 5,000t trains to reduce the number of movements.

8.3	Port

Currently GCL exports 2.1Mtpa of different thermal and coking coals through the port of Newcastle. Coal shipments arrive at the Port Waratah coal terminal on 3000t trains, at around 70 trains per month. This will increase to 81 trains per month after the plant expansion project is completed.

The 10.5% ash coking coal produced by GCL is sold primarily to Japanese steel mills. Thermal coal produced by GCL is relatively high in ash (19% to 21%) and is sold through traders on the spot market.

GCL also from time to time buys some third party blend coal. It is not known under what commercial conditions GCL buys its blend coal. Security of supply, as well as price, may have an impact on the longer term GCL coking coal sales to the Japanese market.

GCL needs to negotiate additional port capacity through PWCT if it is to realise its expansion project and ship up to 3.5Mtpa. GCL did not participate in the NCIG third shiploader project at Kooragang Island. Consequently it will need to negotiate with PWCT for all of its current and additional capacity requirements.

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Gloucester Coal – Technical Specialist Report	Page 37

The existing Capacity Balancing System (CBS) through the Port of Newcastle is considered by many producers as an imperfect system that has not yet delivered any measurable benefits. In fact the CBS may impact on GCL’s ability to increase its product coal railings and ship through the port in the short to medium term.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 38

9.	GLOUCESTER OPERATING AND CAPITAL COSTS

9.1	Key Outcomes

•	MMC believes the assumptions used in estimating operating costs in GCL’s LOM plan are, in the main, appropriate and reasonable.

•	The capital costs included in GCL’s LOM schedule are appropriate to support the planned production in the LOM plan.

•	Quantities for Carbon Emission trading have been included to allow sensitivities to be run.

9.2	Operating Costs

MMC used the following process to assess operating cost forecasts from the LOM plans prepared by GCL:

•

Analysis of contractor monthly claim records since the start of the current contracts, in conjunction with the contract schedules to reconcile current overburden, coal mining and contractor overhead unit costs at the individual Duralie, Bowens Road North and Roseville pits (GCL management accounts do not report unit costs on individual pits). The unit costs derived were then aggregated for the entire operation and compared to the unit costs in the GCL management accounts;

•	MMC’s knowledge of comparative data from similar coal operations; and

•

The costs derived for the existing operations were then assessed against the planned future operations and extrapolations / adjustments made where necessary to accommodate changes in major operating parameters. The adjustment basis used was limited to the estimation of likely outcomes and not derived from formal mine planning. It was also assumed that mining contracts of a similar nature would replace the existing contracts as they expire.

After completing this analysis, MMC found a difference in the overall operating cost of approximately 3% which was considered immaterial in the context of this report. Therefore, MMC believes the assumptions used in estimating operating costs in GCL’s LOM plan are, in the main, appropriate and reasonable given the currently available data and cover the spectrum of mining, processing, transport, administration, marketing and government levies and charges associated in getting the coal to the point of sale.

9.3	Carbon Emission Trading

Quantities for carbon trading have been included in the financial model to allow PwCS to run sensitivities on the potential cost. GLC will produce carbon emissions from diesel fuel consumed, coal and consumption of purchased electricity. Carbon Emissions have been calculated by reference to the National Greenhouse Accounts (NGA) Factors produced by the Australian Government, Department of Climate Change in November 2008. It is noted that the legislation is not finished & so the logic need may change. The first payments are allowed for in year 2011.

9.3.1	Emissions from Diesel Fuel Consumed

Referring to the National Greenhouse Accounts Factors emissions for diesel fuel consumed are equal to the quantity of fuel multiplied by the energy content factor of that fuel type multiplied by the emission factor for each gas. MMC has assumed that the total diesel fuel produced is approximately equal to 1.01 multiplied by the total bcm (assuming a coal density of 1.4) which is multiplied by 38.6GJ/kL for diesel oil and then multiplied by 69.9 kg CO2-e/GJ representing emissions of carbon dioxide, methane and nitrous oxide.

9.3.2	Fugitive emissions from coal

The default emission factor for NSW OC coal mines is 0.045. Results from limited sampling at Gloucester show they are significantly below the default emission factor (0.006). As the testing to date is limited MMC recommend adopting the average between the two numbers of 0.0255.

9.3.3	Emissions from consumption of purchased electricity

Indirect emission factors for the consumption of purchased electricity is determined by the quantity of electricity purchased (based on historical costs) multiplied by the state emission factor which for NSW is 0.89.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 39

9.4	Capital Expenditure

The capital expenditure for GCL’s operations was adjusted by moving certain capital expenditure forward to correspond with changes in the commencement of the various pits in the adjusted LOM schedule. Certain capital expenditure was also removed to match the coal that was taken out of the adjusted schedule due to a lack of geological confidence. Table 9.1 summarises the total capital expenditure.

Table 9.1 – Total Capital Expenditure

	2009-2013 (kAUD)	2014 Onwards
Pit Related Capital
Duralie	53,000	52,000
Stratford	7,000	—
Grant & Chainy	3,000	63,000
Replacement Truck Fleet	—	48,000
Pit Related Capital Total	63,000	163,000

Other
Administration	8	—
Exploration	10,000	9,000
CHPP	39,500	9,000
Other Total	49,508	18,000
Land Acquisition	18,312	-4,500

Total	130,820	176,500

MMC has reviewed the overall capital expenditure allowances included in GCL’s LOM plan and believe these estimates, although relatively conservative, seem appropriate particularly in terms of the allowances for ongoing CHPP work, exploration, development of new mining areas and general stay in business capital based on recent expenditure levels. However, it should be noted:

•	The capital allowed for the planned CHPP upgrade appears reasonable;

•	The project establishment capital for the proposed new pits, although reasonable, is difficult to quantify with precision given the preliminary nature of much of the longer term mine planning;

•

A significant capital item in the GCL LOM Plan is the land acquisition programme. GCL has provided MMC with detailed assessments of this proposed expenditure, and although MMC has no reason to believe this assessment is not soundly based, MMC is not in a position to comment on the reasonableness of the further land acquisition programme. MMC is also not in a position to comment on the extent of likely appreciation in value of the company’s land assets over the term of the mine’s operating lives. It should also be noted that land acquisition includes significant land sales towards the end of the LOM schedule; and

•	MMC has assumed that final mine closure costs can be funded from the residual value of operating equipment at the conclusion of mining operations.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 40

10.	GLOUCESTER ADDITIONAL RESOURCE VALUATION

The additional resources defined in the Resource Statement as at 31 December 2008 that were not included in the adjusted LOM schedule can be valued separately. These additional Resources were valued at AUD 0.20/tone for the underground and $0.25 for the open cut. Table 10.1 summarises the valuation of these additional Resources.

Table 10.1 – Valuation of Additional Resources

	Additional Resources (Mt)	Valuation (MAUD) - millions
Open Cut	48	12
Underground	100	20

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 41

11.	WHITEHAVEN OVERVIEW

11.1	Key Outcomes

•	Four operating open cuts and one underground under development.

•	Expanding from 3.5Mtpa to 18.2Mpta of ROM coal.

•	Some coal is washed with the balance bypassed.

•	Coal will be loaded onto trains from 3 locations and will be railed to Newcastle for shipment.

•	The coal is sometimes blended from second sources to smooth out quality variations.

11.2	Location and Background

The Gunnedah Coalfield is located to the northwest of the Hunter Coalfield in New South Wales. This area has been extensively explored and has a history of mining over many decades. The Whitehaven Coal assets are centred within the Gunnedah to Narrabri area and are shown on Figure 11.1. Gunnedah is approximately 320 km by rail to the Port of Newcastle where the majority of coal is dispatched for export.

The mines, projects and exploration areas together with their status within the Gunnedah region in which Whitehaven Coal has an interest are detailed in Table 11.1.

Table 11.1 – Status of Whitehaven Coal Assets

Asset	Equity	Mining Title	Status	Mining Method	Coal Type
Canyon	100%	ML1464, ML1471	Operating	Truck and shovel	Thermal, PCI
Tarrawonga O/C	70%	ML1579, EL 5967	Operating	Truck and shovel	Thermal, PCI
Sunnyside	100%	ML 1624	Operating	Truck and shovel	Thermal
Rocglen O/C	100%	ML 1620	Operating	Truck and shovel	Thermal, PCI
Werris Creek O/C	100%	ML1563, EL5993	Operating	Truck and shovel	Thermal, PCI
Narrabri North U/G	77.5%	ML1609	Approved Project	Underground Longwall/ Bord & Pillar	Thermal
Narrabri South U/G	77.5%	EL6243	Approved Project	Underground Longwall/ Bord & Pillar	Thermal
Tarrawonga U/G	100%	EL5967	Project	Underground Bord & Pillar	Thermal, PCI
Canyon West	100%	EL4699	Exploration	Truck and shovel	Thermal, PCI
West Blue Vale	100%	EL4699	Exploration	Truck and shovel	Thermal, PCI
Sunnyside Extension OC & Block 7 OC	100%	EL5183, CCL701	Exploration	Truck and shovel	Thermal
Sunnyside Extension UG & Block 7 UG	100%	EL5183, CCL701	Exploration	Underground Bord & Pillar	Thermal

Note: The Canyon West, West Blue Vale, Sunnyside Extension, Block 7 and Tarrawonga U/G exploration areas have not been described in this report due to their early stage of exploration. Canyon OC has not been described in this report as it is closing in 2009.

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Gloucester Coal – Technical Specialist Report	Page 42

NARRABRI
A216
Narrabri North UG Mine
MLA288
Narrabri South UG Project
EL6243
33° 30'
Tarrawonga UG Project
Tarrawonga OC Mine
EL5967
Canyon OC Mine
Rocglen OC Mine
CL0316
Boggabri
Manilla
Sunnyside OC Mine
EL5183
GUNNEDAH
CCL0701
31° 00'
Curlewis
TAMWORTH
EL6505
Caroona
Werris Creek
Werris Creek OC Mine
Quirindi
31° 30'
150°00'
150°30'
151° 00'
GREAT AUSTRALIAN BASIN
Gunnedah
MURRAY BASIN
N S W
SYDNEY
Location
LEGEND
Opencut mine
Proposed opencut mine
Underground mine
Proposed underground mine
Washery & Proposed Washery
Main road
Railway
Powerlines
Rivers
Whitehaven Coal assets
Other coal tenements
N
0
10
20
30
kilometres
minarco mineconsult

Figure 11.1 – Whitehaven Coal Assets

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Gloucester Coal – Technical Specialist Report	Page 43

11.3	Mining Operations

WHC currently operates the Canyon, Tarrawonga and Rocglen open cut mines near Boggabri, the Sunnyside near Gunnedah and the Werris Creek mine north of Quirindi.

WHC is currently developing a major underground mine south of Narrabri referred to as the Narrabri North Underground.

WHC also operates the Coal Handling and Preparation Plant (CHPP) and rail loader at Gunnedah.

The general operating philosophy for Whitehaven coals is to maximise yield by bypassing certain coals and washing the balance of coals such that desired cargo tonnages and product specifications are met. Note that a range of products are sold and as such careful planning is required to ensure the correct mix of coals becomes available as a shipment is being prepared. As the Whitehaven open cut pits are generally of smaller scale by current industry standards, the coal seams can be mined “clean” without too much dilution included with ROM coal, offering higher bypass potential.

The coal mined from the Canyon, Tarrawonga, Rocglen and Sunnyside mines is trucked to the central Gunnedah CHPP, where the coal can either be washed in the processing plant, or loaded into trains as raw/bypassed product. Coal produced at Werris Creek is all bypassed raw, with the vast majority of product loaded into trains on site and railed directly to Newcastle. Note that Werris Creek coal can be marketed as a stand alone product or can be blended into cargo shipments with other Whitehaven products. For the Narrabri project, it is proposed to process coal and load trains on site, and again there is likely to be opportunity for blending with other Whitehaven coals for a proportion of the time, with any required blending to be undertaken at the port.

Narrabri North Project

The Narrabri North underground mine is located between Boggabri and Narrabri within Mining Lease 1609.

Construction has commenced on Stage 1 of the mine. Initial production using continuous miners will be 1.5 Mtpa. A rail loop is being constructed for rail transport of coal from the project site to Newcastle for export. In Stage 2 WHC plans include the production of an additional 5.0 Mtpa from longwall mining, giving a total production of 6.5 Mtpa.

Tarrawonga

The Tarrawonga open cut mine commenced production in 2006. The mine is located 16 km north-east of Boggabri. Coal is trucked 40 km to the Gunnedah CHPP for selective washing and loading onto rail for transport to Newcastle.

Mining is by truck and excavator method to produce up to 1.5 Mtpa of export coal per year.

The mine is operated by Tarrawonga Coal Pty Ltd and is a joint venture between Whitehaven (70%) and Idemitsu (30%).

Werris Creek Open Cut

The Werris Creek open cut mine is located 4 kms south of Werris Creek on the Quirindi road.

Werris Creek is mined using truck and excavator producing up to 1.5 Mtpa of ROM coal for the export market.

The coal is transported directly by rail from Werris Creek to the Port of Newcastle.

Rocglen Opencut

Located 28 km north of Gunnedah on the Wean road the Rocglen open cut mine commenced coal production in late 2008.

Using truck and excavator method up to 1.5 Mtpa of coal is trucked 30 km by road to Gunnedah CHPP for washing & loading then transport by rail to the Port of Newcastle.

Sunnyside Opencut

The Sunnyside open cut coal mine is located 15 km west of Gunnedah can produce up to 1Mtpa of ROM coal for the export market. Coal production commenced in late 2008.

The coal is trucked by road to Gunnedah CHPP for washing & loading then transport by rail to the Port of Newcastle.

Truck and excavator mining is used.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 44

11.4	LOM Production Schedule

WHC supplied MMC with a “Life of Mine” (LOM) production schedule which accumulates production from each of the projects mentioned above. The original LOM was reviewed by MMC and was checked for:

•	Geological resources/reserves;

•	A mine plan;

•	Appropriate equipment and infrastructure;

•	Coal quality and product yields; and

•	Rail and port capacity.

The proposed production rate of 6.5Mtpa ROM for the planned Narrabri underground mines will be at the higher end of productivity for underground mines in Australia. As the project is still being developed, MMC recommends PwCS adopt a more conservative production rate of 6.0Mtpa ROM from each Narrabri North and Narrabri South undergrounds.

A key point in the WHC production strategy however is the flexibility to increase or decrease the open cut production to meet port constraints and/or underground production fluctuations, therefore MMC have recommended the reduction in production from the underground operations be taken up with additional opencut tonnes. That is, the total coal shipped is similar to the original model, but the mix of opencut and underground is different.

Narrabri South has a JORC reserve, but it is noted that planning is still in the early stages. The development follows logically 5 years after Narrabri North.

Figure 11.2 and Table 11.2 illustrate the 309Mt Adjusted Production Schedule recommended by MMC.

Figure 11.2 – LOM Adjusted Production Schedule

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Gloucester Coal – Technical Specialist Report	Page 45

Table 11.2 – LOM Adjusted Production Schedule

	Canyon OC (ROM Mt)	Rocglen OC (ROM Mt)	Sunnyside OC (ROM Mt)	Tarrawonga OC (ROM Mt)	Other WMP (ROM Mt)	Narrabri North UG (ROM Mt)	Narrabri South UG (ROM Mt)	Werris Creek OC (ROM Mt)
2009	0.3	0.5	—	1.7	—	—	—	1.0
2010	—	1.1	0.5	1.5	—	0.5	—	1.1
2011	—	0.6	0.5	1.5	—	3.5	—	1.0
2012	—	0.6	0.5	1.2	—	5.5	—	0.5
2013	—	1.0	0.5	1.5	—	6.0	—	0.8
2014	—	1.5	0.5	1.5	—	6.0	—	1.1
2015	—	1.5	1.0	1.5	—	6.0	0.5	1.9
2016	—	1.5	—	1.5	1.0	6.0	3.5	1.6
2017	—	1.5	—	1.5	1.0	6.0	5.5	1.8
2018	—	1.0	—	1.5	1.5	6.0	6.0	2.1
2019	—	—	—	1.5	2.5	6.0	6.0	2.1
2020	—	—	—	1.5	2.5	6.0	6.0	2.2
2021	—	—	—	1.5	2.5	6.0	6.0	2.2
2022	—	—	—	1.5	2.5	6.0	6.0	2.2
2023	—	—	—	1.5	2.5	6.0	6.0	2.2
2024	—	—	—	—	4.0	6.0	6.0	1.6
2025	—	—	—	—	4.0	6.0	6.0	0.7
2026	—	—	—	—	4.0	6.0	6.0	0.7
2027	—	—	—	—	4.0	6.0	6.0	0.7
2028	—	—	—	—	2.5	6.0	6.0	1.0
2029	—	—	—	—	—	6.0	6.0	—
2030	—	—	—	—	—	0.1	6.0	1.0
2031	—	—	—	—	—	—	2.1	1.5
2032	—	—	—	—	—	—	—	1.5
2033	—	—	—	—	—	—	—	1.5
2034	—	—	—	—	—	—	—	1.5

TOTAL	0.3	10.8	3.5	22.4	34.5	112.0	89.9	35.4

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Gloucester Coal – Technical Specialist Report	Page 46

12.	WHITEHAVEN GEOLOGY AND COAL QUALITY

12.1	Key Outcomes

•	WHC’s Reserves and Resources have been estimated in accordance to the JORC code.

•	Total JORC Resources are 718Mt (including 241Mt of Inferred Resources) as at March 2009.

•	Total JORC Reserves are 255Mt as at 31 March 2009.

•	There are sufficient resources and reserves to support the life of mine plans.

•

The mining schedule originally included additional coal (called “Other Whitehaven Mining Precinct”) that was not supported by a JORC Resources or Reserves statement. MMC recommend the unsupported portion of Other Whitehaven Mining Precinct be excluded from the schedule.

•	Both thermal and PCI coals are produced.

•	The various coal seams from different pits allows for flexibility and blending to meet specific shipments.

•	Some coal is able to be sold unwashed.

•	Adjustments have been made in the ash and energy relationships to represent the latest coal quality predictions and relationships to allow for quality variations over time.

12.2	Whitehaven Regional Geology

The Whitehaven Precinct is located within the Gunnedah Coalfield. The Gunnedah Coalfield is located in the Gunnedah Basin of the Sydney – Gunnedah – Bowen Basin system and covers an area of approximately 5,000 km2. The Gunnedah Basin is a structural trough forming the central part of the larger Sydney – Bowen Basin which extends for approximately 1,700 km along the eastern margin of Australia from central Queensland in the north to the edge of the continental shelf in south-eastern New South Wales. The Gunnedah Basin occupies approximately the northern half of the New South Wales portion of the Sydney – Bowen Basin.

The Gunnedah Basin is bounded by a regional unconformity surface over the Lachlan Fold Belt to the west and by the New England Fold Belt to the east along the Hunter – Mooki Fault System, and is continuous with the Bowen Basin to the north. The Basin contains sediments of Permian and Triassic age. The northern boundary of the Gunnedah Basin is defined by the Moree High and the southern boundary by the Mount Coricudgy Anticline.

In the Late Carboniferous to Early Permian a significant change in the tectonic pattern occurred due to a major plate reorganisation. From this time onward, subsidence in the developing Sydney – Bowen Basin system occurred simultaneously with major tectonic events in the New England Orogen and therefore these events had a significant affect on the processes operating within the basin. The Bowen, Gunnedah and Sydney Basins were initiated as part of a single basin system in a back-arc tectonic setting.

The basement of the Gunnedah Basin comprises the Early Permian acid Boggabri Volcanics and the basic volcanics of the Werrie Basalts in the central and eastern parts and predominantly low grade metamorphic rocks, including slate, phyllite and metasandstone, of the Early to Middle Palaeozoic Lachlan Fold Belt in the west.

The basement comprises a series of sub-parallel approximately north-south trending troughs and highs, being, from west to east, the Gilgandra Sub-basin, the Rocky Glen Ridge, the Mullaley Sub-basin, the Boggabri Ridge and the Maules Creek Sub-basin. The general geology of the sub basins are depicted in Figure 12.1.

The coal measure sequences in the Gunnedah Basin are located in the Maules Creek Formation (contained in the Maules Creek Sub Basin) and Black Jack Group (located in the Mullaley Sub Basin). These two sub basins are separated by the north-south trending basement Boggabri Ridge. Whitehaven’s coal assets are situated in both these stratigraphic sequences.

The Maules Creek Formation in the Maules Creek Sub-basin is considered to have been deposited in an alluvial-fluvial coal bearing environment in which clastic sedimentation was dominated by braided streams. In the Mullaley Sub-basin, the formation was also deposited in an alluvial-fluvial environment where three distinct areas of different lithological composition and coal content were developed.

The Black Jack Group contains several coal seams including the Melvilles and Hoskissons Seams. These seams are persistent over large areas of the Mullaley Sub-Basin. The stratigraphy of the coal measure sequences in which the Gunnedah region mines and projects are located is shown on Figure 12.2.

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Gloucester Coal – Technical Specialist Report	Page 47

Figure 12.1 – Gunnedah Basin Regional Geology

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Gloucester Coal – Technical Specialist Report	Page 48

Sunnyside
ML1624
CCL701
Hoskisson Seam
Age
Sequence
EARLY JURASSIC
Surat Basin
EARLY TRIASSIC
Napperby Formation
Digby Formation
LATE PERMIAN
Black Jack Formation
Watermark Formation
Porcupine Formation
EARLY PERMIAN
Maules Creek Formation
Goonbri & Laird Formation
Boggabri Volcanics
Maules Creek Sub-Basin
Canyon
ML1464
ML1471
Base of weathering
Wean Coal
Merong Coal
Roma Coal
Whitehaven Coal
Band
Band
Band
Mirrabinda Coal
Clinton Coal
Boggabri Volcanics
Rocglen
ML1620
Correlation of Seams between Whitehaven and Belmont unknown
EARLY PERMIAM - Maules Creek Formation
Upper Glenroc Seam
Lower Glenroc Seam
Belmont Seam
Tarrawonga
ML1579
OPENCUT
Braymont 2
Bollol Creek
Jeralong
Jeralong Lower
Meriown Upper
Meriown Lower
Velyama
Nagero
Lower Northan
Therribri Upper
Therribri Lower
Flixton
Upper Tarrawonga
Tarrawonga
POTENTIAL UNDERGROUND
Conglomerate
Sandstone
Siltstone
Claystone
Igneous
Coal
minarco mineconsult

Figure 12.2 – WHC Stratigraphy

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Gloucester Coal – Technical Specialist Report	Page 49

12.3	JORC Resources and Reserves

Resource and Reserve estimates are supported by JORC compliant statements, which were prepared by various parties and references are listed in Section 1.11 of this report.

Table 12.1 is a summary of the Measured, Indicated and Inferred Resources for WHC as at 10 March 2009.

Table 12.1 – WHC Resources as at 10 March 2009

Pit Name	Measured Resources (Mt)	Indicated Resources (Mt)	Total Measured and Indicated Resources (Mt)	Inferred Resources (Mt)	Total Resources (Mt)
Open Cut
Tarrawonga	10.4	15.7	26.1	7.2	33.3
Rocglen	12.8	8.1	20.9	5.6	26.5
Sunnyside	4.1	2.2	6.3	—	6.3
Werris Creek	30.0	5.4	35.4	2.6	38.0
West Bluevale	2.8	1.5	4.3	0.7	5.0
Sunnyside – EL5183	3.4	4.7	8.1	12.0	20.1
BLOCK 7	—	—	—	1.4	1.4
Brunt	—	2.6	2.6	0.3	2.9

Total Open Cut	63.5	40.2	103.7	29.8	130.6

Underground
Narrabri North	88.6	81.0	169.6	60.0	229.6
Narrabri South	30.7	103.0	133.7	75.0	208.7
Tarrawonga	9.6	28.1	37.7	46.9	84.7
Sunnyside – EL5183	—	18.8	18.8	27.0	45.8
BLOCK 7	—	12.9	12.9	2.5	15.4

Total Underground	128.9	243.8	372.7	211.4	584.1

TOTAL	192.4	284.0	476.4	241.2	717.6

Table 12.2 summarises the coal reserves of WHC as March 2009.

Table 12.2 – WHC’s Coal Reserves as at March 2009

Pit Name	Proved Reserve (Mt)	Probable Reserve (Mt)	Total Reserves (Mt)
Open Cut
Tarrawonga	—	22.4	22.4
Rocglen	—	10.8	10.8
Sunnyside	—	—	—
Werris Creek	17.6	2.3	19.9

Total Open Cut	17.6	35.5	53.2

Underground
Narrabri North	53.7	58.3	112.0
Narrabri South	16.8	73.1	89.9

Total Underground	70.5	131.4	201.9

TOTAL	88.1	166.9	255.1

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13.	NARRABRI NORTH AND SOUTH UNDERGROUND MINES

13.1	Key Outcomes

•	The Narrabri underground is a greenfield development ultimately planned to produce 13Mt ROM coal from two longwalls.

•

The proposed production rate of 6.5Mtpa ROM for the planned Narrabri underground mines will be at the higher end of productivity for underground mines in Australia. As the project is still being developed, MMC recommends PwCS adopt a more conservative production rate of 6.0Mtpa ROM from each Narrabri North and Narrabri South undergrounds.

•	The reduction in underground production can be replaced by increased open cut production.

•	Site development is well progressed.

•	The drift is 33% complete with first coal forecast for November 2009 and drift completion forecast for December 2009.

•	Adjustments to ash and energy are recommended by MMC to reflect the latest information and more detailed scheduling to that which was in the original business model.

13.2	Overview

The mine area is located approximately 25 km south of the town of Narrabri. It is situated west of the Kamilaroi Highway between the towns of Turrawan and Baan Baa. The underground mine is expected to commence coal development in late 2009, with longwall production expected to commence in 2011. WHC are planning to produce 6.5Mtpa. The coal mined at the Narrabri Project will be partially washed before being railed to the Port of Newcastle for sale.

The Narrabri Project is wholly owned by Narrabri Coal Operations Pty Ltd (NCOPL). Narrabri Coal Operations Pty Ltd is a joint venture between Narrabri Coal Pty Ltd (77.5%), J Power (7.5%), EDF Trading (7.5%) and Upper Horn Investments (Australia) Pty Ltd (7.5%). Narrabri Coal Pty Ltd is a 100% subsidiary company of Whitehaven Coal Limited (WCL).

13.3	Geology and Resources

13.3.1	Geology

The Narrabri project is located towards the eastern side of the Mullaley Sub-basin south of the township of Narrabri. The coal resource contained in the Hoskissons Seam is located in the Permian age Black Jack Group that laps onto the Boggabri Ridge to the east shown in Figure 12.1. It is a continuation of the stratigraphic sequence found at Sunnyside but further to the north. It is overlain by the Digby Formation which forms a low angle unconformity cutting off the coal measures at a depth of approximately 160 metres. The Black Jack Group comprises claystone, siltstone, conglomerates and sandstones.

The targeted Hoskissons seam in EL 6243 is between 8 to 10 metres thick dipping gently to the west to a depth of greater than 350 metres. The seam is divided into two plies, with the upper ply (HC1) higher in ash and containing claystone bands. The lower ply (HC2) will be targeted for mining and is a cleaner coal which when processed will be suitable as an export thermal product (raw ash 8 – 13%). The lower HC2 section varies in thickness between 2 and 4.2 metres over the exploration area with the thinner section along the east unconformity. In the proposed mine area it is consistently 4.2 metres allowing for thick seam longwall extraction. The upper ply will form a coal roof against the conglomerates of the Digby Formation.

Interpretation of a high resolution airborne magnetometer survey by SRK has resulted in the delineation of a series of north-westerly trending faults, which are thought to have a small displacement (less than half seam height). These faults were not picked up by exploration drilling, and further work is required to define them properly. It is recommended that a seismic survey be undertaken prior to commencement of mining to locate these structures with more confidence.

No igneous intrusions have been delineated by exploration activity to date.

Coal seam gas varies from 3.7 to 8m3/t with carbon dioxide being the dominant gas at greater than 80%. Pre-drainage of the seam gas will be required as mining proceeds down dip.

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13.3.2	Exploration Methods and Adequacy

From 1982-1986 the NSW Department of Mineral resources drilled 11 fully cored holes within EL6243. In 2004, Whitehaven commenced drilling, and to the end of 2007, 156 holes had been drilled, including approximately 65 cored holes, within the two tenements. The majority of holes have been geophysically logged.

13.3.3	Coal Quality

54 bore cores (slim diameter) have been analysed for coal quality over the Narrabri North and South underground areas, of which approximately two-thirds occur in Narrabri North. The available data consists of:

•	Raw section analysis including proximate analysis, relative density, Specific Energy and total sulphur; and

•	Section float-sink at densities 1.45 and 1.60.

The bore cores are concentrated around the eastern side of the proposed underground area and the cores in the west show a trend of poorer washability heading west.

The model has been adjusted to reflect this trend based on the latest production schedule and washing scenarios.

13.4	Mining Operations

The Narrabri mines are planned to be longwall operations. The current Narrabri North mine layout consists of north-south longwall panels extending either side from a set of main headings running west from a set of drift entries. A total 24 longwall panels are planned varying from 1,375 metres to 4,030 metres in length. Panels are currently planned to be 296 metres wide with an extraction height of 4.2 metres. Sufficient coal is contained in the larger panels to enable longwall relocations to be limited to one per year with periods when only two relocations every three years are required. It may be necessary to replace or exchange various items of longwall face equipment such as the shearer, flight bars and chains and AFC drives during the extraction of the larger panels. This should take approximately one week.

The project has adopted a common-sense approach to balancing capital expenditure, operational efficiency and production capacity.

The current Narrabri South mine layout also consists of north-south longwall panels extending either side from a set of main headings running west from a set of drift entries. A total 21 longwall panels are planned varying from 1,980 metres to 4,355 metres in length. Panels are currently planned to be 296 metres wide with an extraction height of 4.2 metres.

The forecast production from the mines assumes a high rate of longwall productivity from modern longwall faces and associated coal clearance systems of 3,000tph. The annual output from the longwall is planned to be in the order of 5.5 to 6.0Mtpa. This is at the high end of current Australian longwall performances but not unusual for efficient international operations in reasonable seam conditions. The thick seam and relatively benign stress regime expected at Narrabri should allow a high production rate to be achieved.

Development coal will vary depending on the number of units in operation. Three development units are to be used in the initial years of each project.

It is planned to incorporate place-change continuous miner units for the development of main headings and in-place continuous miner units for the development of gateroad panels.

Mine access plans are based on a men and materials drift, conveyor drift and return ventilation drift. Surface infrastructure (currently under construction) includes a CHPP, stockpiles and rail loop.

13.5	Mining Risks

MMC considers the major project risks are likely to come from the following:

•

Achievement of forecast development rates – The schedules contained within the Narrabri documents are based on development rates which are higher than the average standard rate in the industry. The thick seam mining conditions indicate that rapid place change units can be used which would justify the development rates being adopted;

•

Achievement of forecast longwall production – The planned longwall layout includes large blocks of coal with reserves equivalent to one year’s output. The thick coal seam and excellent mining conditions lend themselves to the potential output of approximately a total of 6.5Mtpa. Although this output is at the upper range of industry standards, in MMC’s opinion the conditions show that this can be achieved. Critical to this outcome will be the employment of experienced supervisors, technicians and equipment operators to ensure high availabilities and standards are maintained;

•

Periodic weighting and windblast issues – The presence of the Digby Formation near the seam roof suggests a potential for periodic weighting and windblast. The Feasibility Study Executive Summary acknowledges that some difficulties may be encountered. The extent of the impact on production is difficult to predict and additional geotechnical studies may be warranted;

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•

Gas management – Gas testing has been carried out on seam sections from ten boreholes, with total desorbable gas content in the range 3.87 – 7.03 cubic metres per tonne (dry ash free basis). A Gas Management and Ventilation Plan is being prepared to control and monitor the gas risk. Provision for gas drainage has been allowed in the LOMP;

•

Spontaneous combustion – Tests carried out indicate a medium to high and high to very high propensity for spontaneous combustion. This will be exacerbated by the large amount of coal that will be left in the goaf. A comprehensive Spontaneous Combustion Management Plan will be developed and adopted by Whitehaven Coal to control and monitor this risk;

•

Undetected geological structure – SRK Consulting (SRK) have carried out a structural risk interpretation and identified a number of major NW, NE and more locally N-NNW trending structural zones. The study determined that the risk of encountering full-seam displacement faults is very low. The thick seam conditions should mitigate the risk of longwall interruptions and the potential need for in seam gas drainage will provide sufficiently advanced understanding of seam structure; and

•

Product Quality Forecasts – The available data indicates a trend of poorer washability heading west. The proposed CPP for the Narrabri site consists of a jig process washing the +16 mm coal with the -16 mm bypassed raw and as such there is little opportunity to reduce ash significantly. As a result yields will stay high across the life of mine, but product ash will increase heading to the west, impacting on as delivered product energy and revenue.

13.6	Site Infrastructure

The Coal Handling is being done in stages. At the site visit the progress was well advanced.

Site Infrastructure completed or planned to be completed prior to the commencement of mining are:

•	Kamilaroi Highway Upgrade;

•	Industrial Complex;

•	Boxcut;

•	Portal Entry;

•	Drift Construction;

•	Coal conveying, processing and storage;

•	Rail Loop;

•	Train Loadout; and

•	Water Management (including 4 storage dams).

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13.7	Environment

13.7.1	Leases, Titles and Approvals

Table 13.1 lists the mining tenements associated with the Narrabri project (North and South Narrabri).

Table 13.1 – Mining Tenements

Tenure Type	Tenement	Expiry Date	Area (ha)	Description
Mining Lease	To be confirmed

Exploration Permit	EL 6243	27/3/2011	1,102	Exploration Licence.

Mining Purposes Permit	MPL 343	26/03/2011		Sub-lease of Mining Purposes Lease (overlies ML 1525).

A State level Project Approval by the Minister for Planning (PA05_0102) was issued on 13 November 2007.

Detailed water balance information was not sighted nor the full status of water licences for the project operations. However, a Construction Phase Surface Water Management Plan prepared by Coffey Geotechnics in February 2008 indicated that water requirements during construction would be sourced from a series of farm dams and recently constructed on-site storages and concluded that adequate water was available and that this could be augmented by Council water supplies. A Mining Operations Plan extending to 31 December 2011 has been prepared (in January 2008) and approved and an Environment Protection Licence (EPL 12789) was issued by DECC on 25 September 2008.

13.7.2	Land Ownership

The company has purchased the “Claremont”, “Turrabaa” and “Matoppo” properties which collectively cover 970 ha and will contain all direct surface-disturbing activities for the future mine.

Based on information available, there are no native title issues.

13.7.3	Key Environmental and Land Management Issues

Whitehaven Coal has evaluated the key environmental and other project risks as part of its preparation of the Environmental Assessment report and the MOP. Key issues include:

•

Water Management – While a detailed study on water management and water balance for operations was not sighted, it is expected that there will be considerable groundwater inflow to the underground workings from the strata below the seam. This would be unlikely to cause impacts on nearby groundwater bore supplies and water users;

•

Flora and Fauna – the site is largely cleared and is expected to present low risks to biodiversity. There is potential for significant biodiversity improvements to be made by revising and closely managing the land use in the company’s properties; and

•

Noise, Blasting and Dust – these will require close attention in construction and operations. Although no relevant management plans have been sightednoise and visual bunding was planned for from the outset by Whitehaven Coal to assist in managing relevant risks.

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Gloucester Coal – Technical Specialist Report	Page 54

14.	TARRAWONGA OPEN CUT

14.1	Key Outcomes

•	Multi Seam steeply dipping deposit mined by opencut using truck and hydraulic excavators.

•	1.5 Mtpa Rom production – 50% of coal washed.

•	Projected yields and associated product qualities should be achievable.

•	The projected product coal split is typically 45% to PCI, 55% to thermal product.

•	Business model tonnes are supported by JORC Reserves (22.4Mt).

•	Current mine life is 15 years until 2023.

•	Current mining consents last until 2021.

14.2	Overview

The Tarrawonga Open Cut was formerly referred to as the East Boggabri is located 16km northeast of Boggabri, exploration area and is centred on shallow subcropping seams along the eastern edge of the Boggabri Ridge. Part of the adjacent Idemitsu lease to the north has been annexed to the targeted opencut mine area under a joint venture agreement to recover additional shallow reserves. The mine is managed by Whitehaven Coal under a Joint Venture agreement between Whitehaven Coal and Idemitsu. Whitehaven Coal has 70% equity in the project. The mine commenced operations in September 2006 and produces 1.5Mpta of ROM coal, which is crushed onsite and then trucked 40kms to the Gunnedah CHPP, with around 50% of the raw coal washed with the balance bypassed to product. PCI and thermal coal is produced and railed to the Port of Newcastle for sale.

14.3	Geology and Resources

14.3.1	Geology

The mine is located towards the western flank of the Maules Creek Sub-basin shown in Figure 12.1. This sub-basin contains coal seams, sedimentary and volcanic rocks, mainly of Early Permian age. Large parts of the sub-basin are covered by recent alluvial deposits, particularly in the centre and to the east.

The Maules Creek Formation contains a multi seam coal resource. The coal seams are generally thicker and closer together along the western side of the basin. To the east and southeast the coal seams are split by an increasingly thick section of clastic rocks. The resources are contained within approximately 15 coal seams in the Maules Creek Formation which directly overlies the Boggabri Ridge Volcanics. The Maules Creek Formation thickens rapidly to the east and northeast and is over 800 metres thick against the Mooki Thrust in the northeast.

Individual coal seams can range up to 4 metres thick but generally average 1.5 metres. These are the same coal seams that extend to the north into Idemitsu’s large opencut project. There is a significant midburden (40 metres thick) that separates the coal measure sequence into two groups located between the Nagero and Lower Northern Seams shown in Figure 12.2.

The Tarrawonga resource area is separated by a west northwest trending rise in the basement volcanics where the coal has been deposited into a northern and southern area. The drilling interpretation suggests that the southern resource area is generally free of any faulting. In the northern resource area there is a north trending fault with a throw of 10 to 15 metres, east side up. There is also a zone of compressional or compactional faulting along the northern side of the basement ridge. This zone is between 50 and 100 metres wide. The coal seams generally dip gently to the east-northeast.

The depth of weathering generally ranges from 10 to 25 metres, but increases to a maximum of 130 metres where the coal measures are overlain by unconsolidated recent alluvium.

14.3.2	Exploration Methods and Adequacy

Approximately 70 drill holes have been completed in the resource area. EL 5967 was previously held as part of exploration permit EPTA-1, which was held by an AMAX-BHP joint venture. Regional drilling at approximately 4 kilometre centres was conducted over the area before closer spaced drilling concentrated in the portion of the tender area that ultimately became the Boggabri Coal Lease.

Whitehaven Coal drilled 35 holes in the northern part of EL 5967 during 2002.

In November 2005 four large diameter (200 mm) cores were drilled to recover quality samples of the Tarrawonga Seam.

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Between February and April 2006 a partly cored, and open hole drilling programme was conducted to investigate the geology, structure and quality of the Tarrawonga Seam. Ten HQ sized cored holes and eleven open holes were drilled in this programme. The exploration confirmed a resource to Measured and Indicated status suitable for opencut recovery.

14.3.3	Coal Quality

Coal quality data is available from sixteen bore cores for the Tarrawonga opencut area, namely: AB005, AB006, AB021, AB022, EBI-5C, EBI-9C, EBI-10C, EBI-13C and EBI-19C, IEB-3C, IEB-5C, LDH3, TAN-6CR, TAN-7C, TAN-8C and TAN-12. These cores intersect seams Jeralong down to Tarrawonga, however the seams nominated for opencut mining are Braymont, Bollol Creek, Jeralong, Merriown, Velyama and Nagero.

The available seam by seam coal quality suggests the projected yields and associated product qualities should be achievable on average. Depending on the mix of coals available at any time, periods may exist where some Jeralong seam coal needs to be washed, or alternatively, more product can be split to thermal coal rather than lower ash PCI. Given the complexity of this multi seam operation, with some variability in the coal, coal quality will need close management.

14.4	Mining Operations

The mining operations at the Tarrawonga coal mine are generally described as follows:

•	Development consent was granted in November 2005;

•	Mining commenced in September 2006;

•	The northern boundary of the mining lease abuts mining leases for the Boggabri coal mine owned and operated by others;

•	Remaining reserves at March 2009 are 22.4 Mt ROM coal;

•	Reserves are scheduled to be exhausted in 2023;

•	A multi seam steeply dipping deposit;

•	Mining is by conventional opencut, truck and hydraulic excavator, terrace mining methods;

•	226 Mbcm of overburden and interburden will be excavated over the remaining life of the mine at an average strip ratio of 8:1 bcm/t as at March 2009;

•	All mining has been undertaken by Whitehaven Coal as owner-operators;

•	Careful scheduling of the coal is required in order to meet blending requirements; and

•	Mine design is dump dependent in the early stages of mining.

14.5	Site Infrastructure

The current coal handling and transport includes:

•	Coal excavation and transport using mining haul trucks to a ROM coal stockpile;

•	Coal reclaim and feed to a coal crushing plant for sizing;

•	Coal reclaim and transport approximately 40 km to the Gunnedah CHPP; and

•	Reclaim and loading into rail cars for transport to Newcastle.

The existing handling and transport systems through the use of Toll Holdings as the road haulage contractor are working satisfactorily.

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14.6	Environment and Mining Permits

14.6.1	Environment

Leases, Titles and Approvals

Table 14.1 lists the mining tenements associated with the Tarrawonga mine.

Table 14.1 - Tarrawonga Lease and Mining Titles

Tenement	Expiry Date	Area (ha)	Description
Mining Leases

Mining Lease ML 1579	3/4/2027	656.1 ha	Issued on 3/4/2006 to Whitehaven Coal Mining Limited and Idemitsu Boggabri Coal Pty Limited for a period of 21 years. Includes an area excised from CL 368 which will be transferred back to this lease on mine closure and relinquishment of the mining lease.
Exploration Licences

EL 5967	23/7/2007	5,298 ha	Security deposit $30,000. Covers the area from Tarrawonga south to the Canyon opencut.
Mining Purposes Lease

CL 368			Note: Part of CL 368 excised for the approved Boggabri Coal Project

Table 14.2 provides the basic details of the State level Development Consent for the Tarrawonga (East Boggabri) mine.

Key conditions of this consent, which lasts for 12 years, include:

•	Extraction of a total of approximately 12.4 Mt ROM by open cut at rates up to 2 Mtpa;

•	Coal haulage along on a private haul road;

•	Preparation of 13 relevant management plans, strategies and programs including a Biodiversity Offset Strategy;

•	Receiving and emplacing coal rejects from the Gunnedah CHPP;

•	Air and noise management and performance requirements, with land acquisition triggers applying;

•	Community Consultative Committee; and

•	Independent environmental audits (every 3rd year).

Table 14.2 - Tarrawonga Development Consents

Development Consent No.	Consent Authority	Approval Date	Approved Operations
DA-88-4-2005	Minister for Planning (DIPNR)	9 November 2005	Approval for producing up to 2Mtpa ROM coal for 12 years (to 9 November 2017). References to EIS and other documentation dated May 2005 prepared by RW Corkery & Co.

Note: DIPNR is now called DoP

MMC has been advised that the majority of the management plans have been approved with those outstanding currently being reviewed by the DoP.

The MOP for the Tarrawonga Mine (formerly East Boggabri Coal Mine) was lodged on 1 May 2006. The MOP outlines that while the initially expected mine life would be 8 – 10 years, this may change depending on market conditions and external factors. The MOP applies until 2012 when a revised MOP will be prepared.

An Environment Protection Licence (EPL) No. 12365 for the East Boggabri Opencut Coal Mine (now known as Tarrawonga Mine) is held by East Boggabri Coal Pty Ltd. The EPL review was completed on the due date of 9 January 2009. A feature of the EPL is the Special Conditions which require a Stormwater Management Scheme to ensure control of erosion and sedimentation caused by stormwater runoff. Wet weather discharges are permitted and monitoring is required at four storage dam spillways during such discharge as well as at upstream and downstream locations along Nagero and Bolloi Creeks during wet weather discharges. Monitoring of four groundwater bores are mandatory as well as sampling and testing of waters in the mining pit (“variable location”) and at the wastewater effluent discharge to land. The ELP required that a Noise Management Protocol and Blasting/Vibration Protocol be prepared and implemented. It is understood that Tarrawonga mine co-operates with the neighbouring Boggabri Coal Project to share environmental monitoring activity, facilities and data sharing.

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Gloucester Coal – Technical Specialist Report	Page 57

Information on water balance for the Tarrawonga mine is provided in the MOP and is contained in the Annual Environmental Management Report (AEMR). Only the initial AEMR dated March 2007 was sighted by MMC. Water supplies are sourced from a combination of groundwater bores, inflows to the open cut pit and surface flows to the 10 sediment basins (holding “dirty water”) and storages (“clean water”) within the 756Ha development application area. Potable water is trucked to the site. Based on available information, previous discussions with site personnel, and observation of site water management works, the mining operation is unlikely to be affected by any significant disparity between estimated water sources and water demands during the remainder of operations.

Land Ownership

The joint venture partners own all freehold land within the mine site, namely:

•	“Thuin” – approximately 400 ha of this 450 ha property falls within the mine site;

•	“Nagero” – approximately 210 ha of tis 620 ha property falls within the mine site; and

•	“Forest View” – approximately 51 ha of this 180 ha property falls within the mine site.

The majority of the haul route is also owned by the mine or its joint venture partner. The Crown public roads south and within Lot 25 DP 754940 and Crown road reserve west of Lot 31 DP 754940 are not held under enclosure permit.

Rehabilitation Costs

The MOP outlines that at the time of maximum land disturbance in Year 6 the rehabilitation security deposit (calculated using the DPI-MR’s workbook entitled “Calculation of Security Deposit for NSW Mining Operations”) is $3,510,786.

14.6.2	Key Environmental Management Issues

Agricultural Land - The final conceptual landform following mining has been designed to allow for the re-establishment of an area of Class III capability land similar to that of pre-mining areas. Final slopes of the backfilled opencut areas will be 10 degrees or less which will allow for the resumption of grazing activities over the northern part of the site.

Water Management - An accurate and up to date mine water balance has not been sighted. However, modelled and predictive details on the water management system are provided as an appendix to the MOP. This topic generally, and water balance specifically, are also discussed in the AEMR. The water management plan indicates that during most years there will be sufficient dirty water available such that the maximum harvestable right of 50.8 Ml will not be exceeded. Stormwater management is a key focus of the water management system at the mine, as required by the Environment Protection Licence. Minor non-compliance issues in recent years have related to an elevated dust deposition reading and a wet weather discharge which involved the total suspended solids levels above the DECC criterion (but which also was exceeded upstream of the mine site and of no significant environmental harm).

Groundwater - The AEMR records that the pit collects surface and groundwater seepage. Based on available information and discussions with site personnel, the Tarrawonga mine is expected to operate at times as a dry mine at certain times when average evaporation exceeds groundwater seepage rates into the mine void.

Rejects and Tailings Disposal - Tarrawonga development consent allows for receiving and emplacing coal rejects from the Gunnedah CHPP. The fine and coarse reject materials have been characterised and a suitable emplacement procedure is in place.

Noise and Dust - Noise and dust issues represent medium level environmental risks at the mine and systematic management plans have been developed and implemented.

Flora and Fauna - No threatened flora species occur within the mine site, although one vegetation community identified (White Box-Blakely’s Red Gum-White Cypress Pine Community) is considered a variant of an endangered ecological community listed under the NSW Threatened Species Conservation Act 1995. The mine design has limited and/or avoided the disturbance of this and any other important flora at the site. Although numerous species of amphibians, birds, mammals and reptiles were noted during various surveys and/in registers, the impact of the mine on fauna species was considered to be insignificant.

Heritage - Four Indigenous archaeological sites were located at the mine site, comprising a scarred tree, two artefact scatters and a single isolated artefact, probably a hand-axe or hatchet. Emplacement design limited the impact of the mine to two sites, both of which were subject of a s.90 permit from National Parks and Wildlife Service dated 11 October 2005 (No. 2312).

Overburden Characterisation - The results of an independent assessment established that there is a low potential for both acid formation and soluble salt generation from the overburden and interburden material. As such, there are no specific handling and emplacement requirements for these materials at the Tarrawonga mine site.

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Gloucester Coal – Technical Specialist Report	Page 58

15.	ROCGLEN OPEN CUT

15.1	Key Outcomes

•	Multi Seam steeply dipping deposit mined by opencut using truck and hydraulic excavators.

•	1.5 Mtpa Rom production – 50% of coal washed.

•	Projected yields and associated product qualities should be achievable.

•	The projected product coal split is typically 25% to PCI, 75% to thermal product.

•	Business model tonnes are supported by JORC Reserves (10.8Mt).

•	Current mine life is 11 years until 2019.

•	Current mining consents last until 2020.

15.2	Overview

The Rocglen Project is located 28 km north of Gunnedah and to the east of the Vickery State Forest. Rocglen is expected to produce 1.5Mtpa of ROM coal which will be crushed onsite and then trucked to the Gunnedah CHPP for processing. An expected CHPP yield of 85% will produce PCI and thermal products which will be railed to the port of Newcastle for sale. The Rocglen project is wholly owned by WHC.

15.3	Geology and Resources

15.3.1	Geology

The Rocglen coal resource is located in the Maules Creek sub-basin, a structural subdivision of the Gunnedah Basin. Stratigraphically, the coal seams and surrounding sediments form part of the Early Permian Maules Creek Formation.

The coal seams present at Rocglen have been named, in ascending order, the Belmont, Lower Glenroc, Upper Glenroc and Rosebery seams. Non-coal lithologies are mostly lithic conglomerates, sandstones and mudstones. The general strata section is shown in Figure 12.2.

Structurally the Rocglen deposit straddles an asymmetric NNW trending anticline that plunges to the south. The strata dip gently to the west at up to 10° and more steeply to the east at up to 20°. To the northeast and east the deposit remains open. In the west the Glenroc and Belmont seams dip beneath higher ground into the neighbouring Vickery coal lease.

In the core of the anticline, weathering has removed the Rosebery and Glenroc seams. The Belmont seam is also completely or partially weathered locally. East of the anticline a favourable depositional environment, perhaps influenced by underlying structure, has allowed thick coals to accumulate with minimal intervening sediment.

The Rosebery Seam averages 1.7 metres thick, The Upper Glenroc 2.9 metres, the Lower Glenroc 1.9 metres, and the Belmont 7.1 metres.

To the east of the anticline the interburden between the Belmont and Lower Glenroc seams is approximately 20 metres, whilst to the west it increases to 45 metres.

The coal seams are banded and moderate to high ash (20% to 30%), low sulphur (<0.5%) and low swell (1.5 to 3.0). The seams can be washed to an export grade product.

No igneous intrusions have been identified from drilling, however a dolerite dyke was encountered in the initial boxcut.

15.3.2	Exploration Methods and Adequacy

From 1993-1998 the area was held as part of EL4501 by Novacoal Australia Pty Ltd and 23 open holes were drilled. Between 2001 and 2008 Whitehaven have drilled 88 holes, including 11 coal seam cored holes.

15.3.3	Coal Quality

Ten slim cores have been analysed for coal quality over the Rocglen pit area, with most cores situated within the central part of the mine. The available data consists of:

•	raw ply analysis including moisture, ash, total sulphur and relative density;

•	ply float-sink at densities 1.45, 1.60 and 1.80 (partial); and

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•

section CF1.45 and CF1.60 clean coal analysis including proximate analysis, Specific Energy, total sulphur, CSN, HGI, ultimate analysis and ash analysis. Ash fusibility analysis was undertaken for CF1.60 composites.

The financial model projects two products will be produced from Rocglen, namely a 7.5% PCI coal and a 10% thermal coal. This will be achieved by washing 50% of raw coal only at the central Gunnedah CHPP. Discussions with site personnel suggest additional Rocglen raw coal may be washed on an as needs basis depending on the available washing capacity and the coals available for blending from other Whitehaven mines at any particular time.

Review of the section washability data from slim cores indicates that the 65% yield value used in the financial model for the washed coal should be achievable.

15.4	Mining Operations

The proposed mining operations for the Rocglen coal mine are generally described as follows:

•	Mining is scheduled to commence in the 2007/2008 financial year;

•	Recoverable reserves as at March 2009 are 10.84 Mt ROM coal;

•	Reserves are scheduled to be exhausted in the latter half of 2019;

•	Mining will be by conventional opencut, truck and shovel mining methods;

•	Coal dips generally between 10º and 20º; and

•	46 Mbcm of overburden and interburden overlies the coal, at a strip ratio of 4.2:1 bcm/t.

15.5	Site Infrastructure

The coal handling and transport will include the following steps:

•	Coal excavation and transport to a ROM coal stockpile;

•	Coal reclaim and feed to a coal crushing plant for sizing;

•	Coal reclaim and transport approximately 30 km to the Gunnedah CHPP; and

•	Reclaim and loading into rail cars for transport to Newcastle.

The existing handling and transport systems through the use of Toll Holdings as the road haulage contractor are working satisfactorily.

15.6	Environment, Human Resources and Safety

15.6.1	Leases, Titles and Approvals

Project approval for the Rocglen project was granted by the Minister for Planning on 15 April 2008. The approval lasts for a period of 12 years after commencement of the approval.

Table 15.1 lists the mining tenements associated with Rocglen mine.

Table 15.1 - Rocglen Lease and Mining Titles

Tenement	Expiry Date	Area (ha)	Description
Mining Leases
MLA309	To be confirmed	366	Land area owned by WCM and incorporates properties “Glenroc”, “Belmont” and “Roseberry”. Part of MLA309 includes a part of CL316 held by Namoi Valley Coal Pty Ltd. WCM holds an agreement with the leaseholder to excise the surface portion of this lease contained within MLA309.
Exploration Licences
EL 5831	5/4/2008	778 ha	Incorporating the area excised for a Mining Lease in respect of MLA309. Security deposit $30,000
Mining Purposes Lease
n/a

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Gloucester Coal – Technical Specialist Report	Page 60

An Environmental Protection Licence (EPL 12870) for the Rocglen mine was issued to WCM by DECC on 4 March 2008.

15.6.2	Land Ownership

The land required for the Rocglen mine and much of the surrounding buffer zones is fully owned by Whitehaven Coal. Vickery State Forest lies to the immediate wets of the mine site.

No native title issues arose during discussions with site personnel.

15.6.3	Environmental Management Strategy

A report entitled Environmental Management Strategy for the Rocglen Coal Mine dated 24 April 2008 provides a comprehensive outline of site management arrangements, approvals information as well as compliance and performance strategies to meet conditions of approval and licensing. It forms the basis for development of 10 specific environmental management plans, strategies and programs required under conditions of project approval. A Water Management Plan has been prepared by RCA Australia and Soil Conservation Service in accordance with requirements of the approval.

A comprehensive Mining Operations Plan dated 11 April 2008 to cover the seven year period through to 2014 is understood to have been approved by DPI in mid 2008.

Rehabilitation security deposits are committed to be calculated according to the “Calculation of Security Deposits for NSW Mining Operations” workbook and the rehabilitation calculator provided by DPI-MR. This is considered to represent a reasonable approximation of realistic financial security requirements for rehabilitation purposes.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 61

16.	SUNNYSIDE OPEN CUT

16.1	Key Outcomes

•	Single Seam dipping deposit mined by opencut using truck and hydraulic excavators.

•	1.0 Mtpa Rom production – 100% of coal washed.

•	The projected product coal split is typically 0% to PCI, 100% to thermal product.

•	Business model tonnes are supported by a LOM Plan (3.5Mt).

•	Current mine life is 7 years until 2015.

16.2	Overview

The Sunnyside Project is located approximately 15 km southwest of the Gunnedah CHPP and includes the abandoned Gunnedah No. 5 Underground Mine in the southern part of the project area. Sunnyside commenced operation at the end of 2008 and is planned to produce 1Mtpa of ROM coal which will be trucked to the Gunnedah CHPP for crushing and processing before being railed to the Port of Newcastle for sale as thermal coal. The coal lease and exploration area over which the mine will be established is wholly owned by Whitehaven Coal.

16.3	Geology

The Sunnyside area is located towards the eastern side of the Mullaley Sub-basin southwest of the township of Gunnedah. The coal resource contained in the Hoskissons Seam is located in the Late Permian Black Jack Group that laps onto the Boggabri Ridge to the east shown in Figure 12.1. The Black Jack Group comprises claystone, siltstone, conglomerates and sandstones. Unconsolidated Quaternary alluvial sands and gravels that fill in the incised palaeotopography overlie the Permian strata. The Quaternary cover and depth of weathering (in the Permian) controls the subcrop line of the Hoskissons Seam at depths up to 50 metres, but averaging 25 to 30 metres.

The Hoskissons Seam in EL 5183 ranges from 6 to 9 metres thick and can be split into three layers. The lower section (plies A-B), approximately 2.5 to 4 metres thick, has minor coking properties and is lower in raw ash (10 – 16%). The middle layer (ply C) is heavily banded 1.4 to 3 metres thick, and has a high raw coal ash (40 – 50%). The upper section (plies D-E), 1 to 2 m thick, is also high in inherent raw coal ash (18 – 25%) but is less banded.

Thick 40 metres to 50 metres igneous intrusions occur throughout large areas of EL 5183 and either heat affect or destroy the Hoskissons Seam. In the northern part of the Sunnyside deposit, the Hoskissons Seam is intruded by a sill about 3 metres thick. It tends to expand rather than replace the coal seam, and coal affected by the sill is categorised separately as low volatile coal.

Faulting in generally a northeast- southwest direction displaces the Hoskissons Seam at various places along the subcrop line.

16.3.1	Exploration Methods and Adequacy

The area now known as EL 5183 was previously held as an Authorisation (A139) under the Coal Mining Act, 1973, by the former owners of the Gunnedah Colliery.

Four cored drill holes were drilled near the Hoskissons Coal subcrop in 1979-80. In 1982-83 17 part-cored holes and 17 open holes were drilled, and ground magnetics and resistivity surveys were completed.

In February 1997 a staged exploration program was devised by Namoi Mining Pty Ltd. The objective of Stage 1, comprising 19 wireline logged open holes, was to infill the 1982-83 drilling in the potential opencut zone, bringing drill hole spacing down to 500 x 250 metres. Provision was made to proceed to lox line definition drilling, and to take one or two cores if results were encouraging.

Although the southern part of the potential opencut resource was severely affected by near surface or subcropping igneous rock, a 1.5 km2 area in the north appeared free of igneous activity and relatively shallow oxidation depths of around 30 – 35 metres were indicated.

Stage 2 drilling included lox line, infill and core drilling, and was completed by May 1997. A zone of deep weathering, probably structurally controlled, was identified between the 500 metre spaced Stage 1 drilling.

An interpretation of available aeromagnetic data was commissioned through Encom Technology Pty Ltd to assess the potential to interpret igneous sill and intrusive rocks particularly in the potential opencut area. The EL was also included in an aerial photographic and topographic mapping survey flown over other exploration areas in the Gunnedah region. These two studies were reported in the 2003 annual report.

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Exploration drilling between 2005 and 2007 included 85 open and partially cored holes to improve the categorization of the resource in the Sunnyside deposit and the southern part of EL5183. The total number of holes in the area now is 215.

16.3.2	Coal Quality

Eight slim cores with coal quality data are within the Sunnyside pit area. The supplied information consists of Hoskissons Seam data as follows:

•	Raw ply analysis including proximate analysis, total sulphur, relative density and specific energy;

•	Ply float-sink at densities 1.45 and 1.60; and

•	Section CF1.45 and CF1.60 clean coal composite analysis including proximate analysis, Specific Energy, Phosphorus and CSN. Ash fusibility and ash analysis were undertaken on the CF1.60 composites.

The Hoskissons Seam can be mined in several passes with the higher ash bands selectively removed and discarded. Effectively the mining process will result in a lower ash coal (~12% raw ash) sourced from the base of seam and higher ash coal (~27% to 35% raw ash) sourced from the upper part of the seam. The quality of the high ash coal can be controlled by selective removal of higher ash plies, particularly from the very top of seam where ply ashes greater than 35% exist or by washing.

If the ROM coal was to be washed on a full seam basis, on average likely yields would be around 65% for around 14% product ash at 6550 kcal.

16.4	Mining Operations

The proposed mining operations for the Rocglen coal mine are generally described as follows:

•	Recoverable coal is 3.5 Mt ROM coal;

•	Reserves are scheduled to be extinguished in 2017;

•	Mining will be by conventional open cut, truck and shovel mining methods; and

•	17 Mbcm of overburden and interburden overlies the coal, at a strip ratio of 4.8:1 bcm/t.

16.5	Site Infrastructure

The proposed mining operations for the Sunnyside coal mine are generally described as follows:

•	Coal excavation and transport to a ROM coal stockpile;

•	Coal reclaim and transport approximately 15 km to the Gunnedah rail loader;

•	Coal reclaim and feed to a coal crushing and sizing plant; and

•	Reclaim and loading into rail cars for transport to Newcastle.

The coal handling and transport arrangements present no risk to the Sunnyside mine.

Minarco MineConsult (Job 3512M)	May, 2009

Gloucester Coal – Technical Specialist Report	Page 63

16.6	Environment, Human Resources and Safety

16.6.1	Environment

Leases, Titles and Approvals

Table 16.1 lists the mining tenements associated with Sunnyside mine.

Table 16.1 - Sunnyside Lease and Mining Titles

Tenement	Expiry Date	Area (ha)	Description
Mining Leases
CCL 701			Gunnedah Colliery area. Part to be used for the Sunnyside opencut under a new lease application.
Exploration Licenses
EL 5183	22/12/2007	1,700 ha	Part of the exploration area will be included in a new mining lease.

Mining Purposes Lease

A lease covering the mine area including surface lands is understood to have been obtained following the project approval on 1 October 2008 from the Minister for Planning.

An Environmental Protection Licence (EPL127957) was issued by DECC on 14 August 2008 and other necessary licences and approvals are understood to be obtained or in train., as required by project approvals.

Land Ownership

The land covering the proposed pit, surface waste dumps and infrastructure is owned by Whitehaven Coal. Adjacent properties which may be impacted by the mining activities have been purchased or are under negotiation for purchase.

Based on available information, there is no native claim over the area which is covered by private land.

Key Environmental Management Issues

Based on available information, principally the project Environmental Assessment, there appear to be no significant environmental issues associated with the project.

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17.	WERRIS CREEK OPEN CUT

17.1	Key Outcomes

•	Multi Seam steeply dipping deposit mined by opencut using truck and hydraulic excavators.

•	The mine is planned to produce 1.5 Mtpa Rom production.

•	The coal is not washed and has a dedicated load out facility.

•	The projected product coal split is typically 25% to PCI, 75% to thermal product.

•	Business model tonnes are supported by JORC Reserves (20Mt).

•	MMC recommends increasing business model tonnes by 16Mt of Measured and Indicated Resource to represent the additional tonnes to be included in the soon to be updated Werris Creek LOM Plan.

•	Consent and approvals will need to be updated to reflect the new LOM plan.

•	Werris Creek has the potential to increase production subject to approvals.

17.2	Overview

The Werris Creek Open Cut is located approximately 4 km south of the township of Werris Creek in the northwest of New South Wales. The mine is planned to produce 1.5Mtpa of PCI and thermal coal which is crushed onsite and transported 2km via road trains to the rail loading facility. The coal is than railed 250 km to the Port of Newcastle for sale.

17.3	Geology and Resources

17.3.1	Geology

The coal seams occur within an isolated occurrence of Early Permian coal measures, the Werris Creek Coal Measure, that is preserved in a northwest trending syncline within the Werrie Basin. Within the syncline the Werris Creek Colliery operated as an underground mine from 1925 until 1963.

The Werris Creek Coal Measures also know as to the Willow Tree Formation contain at least nine coal seams designated A through to G Seam – G Seam being the lowermost coal horizon. The coal seams range in depth from 10 metres at subcrop to 180 metres in the centre of the syncline. Individual coal thicknesses are up to 8 metres but more commonly in the 3 to 4 metre range. The base of weathering ranges from 10 to 50 metres, and in general increases from southeast to northwest across the deposit.

Waste material is variable between low to high strength. The floor strata of some seams are weak. Dips near the subcrop are up to 30° and flatten out towards the centre of the basin. A number of small faults are present in the basin with interpreted displacements of up to 10 metres.

To the northwest the resource is open but drill hole spacing is greater than 700 metres resulting in a lower level of confidence in coal seam correlations. Average dips to the northwest become steeper, the weathering is deeper and coal to waste ratios are higher.

A dyke was intersected in the old underground Werris Creek Colliery, however the extent of heat affected coal is not presently known.

17.3.2	Exploration Methods and Adequacy

During 2003, 29 open holes and 5 cored holes were drilled focusing on outlining a resource in the south of the syncline.

Early in 2004 four open core holes drilled to the northern parts of the basin confirmed similar coal measure sequences but at less favourable waste to coal ratios.

Two cored holes were drilled to collect waste samples for acid generation potential and to increase the confidence in coal quality estimates. Two additional open holes were drilled within the abandoned Werris Creek Colliery to identify the mined seam and obtain groundwater samples. 36 open holes were drilled to delineate the lox line of the lowermost seam (G seam).

In 2006 60 open holes were drilled, whilst in 2007 four cored holes and 10 open holes were drilled. In 2008 9 fully cored holes were drilled. These drilling programs were designed to increase confidence in the resource status and allow the majority of the resource to be categorised as measured.

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The total number of drillholes is currently 171 open holes, and 20 cored holes. All holes have been geophysically logged (unless blocked).

There are three to five cored intersections of Seam B to G providing coal quality data points. Based on the drill hole spacing and some variability of coal quality parameters, the resources are regarded as Indicated. There is only one cored intersection of Coal Seam A and the resource is classified as Inferred.

17.3.3	Coal Quality

The coals seams at Werris Creek lie within an isolated syncline in the Willow Tree Formation that forms part of the Greta Coal Measures which are typically low in ash and low in sulphur. The average raw ash content is approximately 10% but the coal is generally separated out into high or low ash product for blending at the train loadout area. The coals are non –swelling to very weakly caking and are suited to PCI and export thermal products.

The seams currently being mined are D (18% ash), E (7.5% ash), F (12% ash), F rider (18% ash), and G (8% ash), with the bulk of the ROM tonnage sourced from E, F and G, Seam C will also provide a significant resource as the mine progresses.

Werris Creek is a raw coal only operation and therefore no washability testing is required nor has been undertaken. Available coal quality data from exploration drilling has enabled Whitehaven personnel to define a trend of higher ash to the north to be defined, and it is thought that product ash will increase as the mine progresses to the north, although this would not be expected to continue for the life of mine.

The model indicates two products are to be produced from Werris Creek over the life of mine, namely 8.0% ash PCI coal and 13% ash export thermal coal. Currently there are still a few small tonnage boutique products being sold, such as “sized” coal and high ash thermal (20%). The life of mine plan product mix projected is 25% PCI and 75% export thermal. From the seam by seam qualities, it is envisaged PCI coal will be sourced mainly from seams E and G, while the export thermal product will be sourced seams C, D and F. Note there may be times when high ash coal sourced from F rider seam and lower seam sections (including floor dilution) will be kept separate and blended into products when possible. Given the relative proportions of each seam and the average qualities on a seam by seam basis, it is reasonable to assume the projected product mix will be achieved on average. However, given the trend of higher ash to the north, more robust modelling of tonnes and raw qualities on a year by year basis will enable the economic model to be refined.

17.4	Werris Creek Mining Operations

Werris Creek is a discrete basin where mining operations have started at one end and are progressing from south to north. After an initial box cut and expit dump, the mine now is getting toward a “steady state” situation where the excavation is in balance with the inpit dump.

The coal is mined primarily from five seams with dips from 0° to 40°.

Mining is by conventional opencut truck and shovel equipment. A point noted is the size and type of graders, dozers, excavators and haulage trucks is similar to the other operations allowing for interchangability. Also, the layback is such that additional equipment could be utilised should this be necessary.

The current JORC reserve and approval has been limited by the underground workings. MMC agree with the WHC statement that the new Life of Mine (“LOM”) Plan will include all the coal in the basin and the business model has been adjusted to reflect this. That is, increased from 20Mt to 36Mt ROM.

17.5	Site Infrastructure

Coal handling and transport includes the following steps:

•	Coal excavation and transport using haul trucks to a ROM coal stockpile;

•	Coal reclaim and feed to a coal crushing plant for sizing;

•	Coal reclaim and transport approximately 2 km to the rail loading facility; and

•	Reclaim and loading into rail cars for transport to Newcastle.

Infrastructure is in place for the Werris Creek mine operations and is considered adequate for the forecast production schedule and mine life.

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Gloucester Coal – Technical Specialist Report	Page 66

17.6	Environment and Mining Leases

Leases, Titles and Approvals

Development Consent by the Minister for Planning was issued for the project in 2004 (DA172-7-204). Table 17.1 lists the mining tenements associated with Werris Creek mine.

Table 17.1 - Werris Creek Lease and Mining Titles

Tenement	Expiry Date	Area (ha)	Description
Mining Leases
ML 1563	23/3/2026	678.5 ha	Issued 23/3/2005 for prospecting and mining coal; Security deposit of $50,000. Special conditions relating to native vegetation protection and rehabilitation.

Exploration Licenses
EL 5993	17/9/2008	97 ha	Exploration Licence. $10,000 security deposit

Mining Purposes Lease
n/a

Table 17.2 lists the state level development consent for Werris Creek mine. Key conditions of this consent, which lasts for 15 years, include:

•	30,000 tpa coal haul limit on public roads;

•	preparation of 11 separate management plans, strategies and programs including a Biodiversity Offset Strategy;

•	establish an archaeological conservation zone;

•	air and noise management and performance requirements, with land acquisition triggers applying; and

•	Community Consultative Committee.

Table 17.2 - Werris Creek Development Consent

Development Consent No.	Consent Authority	Approval Date	Approved Operations
DA-172-7-2004 (as modified)	Minister for Planning (DIPNR)	18/2/2005	Approval for producing up to 2 Mtpa ROM coal for 15 years (to 7 April 2020) over an 80 ha area.

Note: DIPNR is now called DoP

The initial MOP was prepared for Werris Creek Coal Pty Limited by RW Corkery & Co in April 2005 and, following a MOP extension application, was extended until 31 August 2008. Although the current MOP has not been sighted, the previous MOP was a comprehensive document which outlined the scope of planned opencut operations, coal handling and transport as well as environmental management aspects for the construction, operation and progressive rehabilitation during this period of mining operations. However, as the initial MOP was only applicable for a period of 3 years (until August 2008), as expected it did not address final rehabilitation activities or treatment of the final void in detail. That will be subject of, initially, development of a Mine Closure Strategy in consultation with Department of Primary Industries and Liverpool Plains Shire Council at least 3 years prior to mine closure and, secondly, a separate Mine Closure Plan to be prepared 6 months prior to mine closure. At the time of MOP preparation, the expected mine life was 7 years with an average production rate of 1.6 Mtpa, however this was noted to potentially extended if market conditions were favourable for continued coal extraction. The existing development consent extends for a period of 15 years (to 7 April 2020).

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The Werris Creek mine holds Environment Protection Licence EPL 12290 whose review was completed on 14 April 2008. The EPL has had three variations in response to company applications:

•	Notice of variation no. 159992 dated 25/5/06 – corrections to water sampling location descriptors;

•	Notice of variation no. 1064880 dated 14/9/06 – removed dust licence limits from EPL; and

•

Notice of variation no. 1067351 dated 4/1/07 – removing “Hillview” property from blast monitoring location due to its purchase by the company; removing the program of unattended noise monitoring by data logger; modification to attended noise monitoring program; and removal of superseded conditions regarding preparation of noise and blasting plans and protocols.

The company received a summons to attend court on 15th August 2008 as a defendant to a prosecution action by DECC in relation to offences on 16-17th July 2007 for non-compliant discharge water quality. This prosecution action by DECC signals the seriousness of the licence breach in the view of DECC. The final outcome of the court case is to be confirmed.

It is understood that there have been instances of actual or potential blasting overpressure exceedance in 2005-2006 licence year due to unforeseen problems with fractured rock behaviour during blasting. Rectification action and management system changes are understood to have resulted in a sustained return to compliance in relation to blasting.

The specific details on water licences for the Werris Creek mine are contained in the Annual Environmental Management Report (AEMR). However, based on review of the AEMR and other available information,, the mining operation is unlikely to be affected by any significant disparity between estimated water sources and water demands during the remainder of operations.

Land Ownership

Werris Creek Coal owns the majority of the freehold land within ML 1563 including the properties “Narrawolga” (379 ha, entirely contained within the ML), “Eurunderee” (476 ha, of which 40 ha lies within the ML) and 47 ha of the “Cintra” property upon which the rail load-out road and product coal storage area are sited. Land not owned by the company includes a 20 metre section of a public Crown road traversed by the rail load-out road, up to eight unformed (paper roads) and formed Crown and Council-controlled roads, a small parcel of land owned by ARTC and a gravel quarry owned by Tamworth Regional Shire Council. The company has recently extended its existing bank of surrounding buffer land which has reduced the constraints upon the mining operation arising from environmental conditions.

Native Title

No native title issues arose during discussions with site personnel.

Rehabilitation Costs

A security deposit of $1,792,000 had been lodged in respect of the workings and site disturbance described in the initial MOP. However, it is yet to be confirmed how much this security figure has increased with the current MOP.

Water Management

Details on the water management system during mine operations are reported in the Annual Environmental Management Report (AEMR) submitted to DPI-MR and other agencies, as well as outlined in the MOP documents. The information indicates that the water supply requirements for the mine are satisfactory.

Dust suppression water requirements will be sourced from “dirty” runoff collected on site together with any surface water and groundwater which accumulates in the opencut.

Groundwater

Discussions with Werris Creek Mine personnel outlined that the Werris Creek mine’s environmental assessment and reporting documentation indicated that there are no significant groundwater implications in the locality or region stemming from mining operations. There is insignificant or nil hydrogeological connectivity between the mine and the surrounding higher yielding Quaternary aquifers in the region (which are used for irrigation of lucerne crops as well as for stock and domestic uses) nor the with the lower yielding Werrie Basalt groundwater system which is used for stock watering purposes. This understanding of the groundwater setting in the region has been communicated to local landholders and other stakeholders.

Rejects and Tailings Disposal

Coarse rejects from crushing and sizing activity at the mine are returned to the opencut pit for burial within the spoil.

Noise and Dust

Noise and dust at Werris Creek mine have been a focus for mine planning and management as well as its regulation, principally through the development consent conditions and Environment Protection Licence (EPL). The EPL has been varied in relation to both noise and dust compliance requirements, and site environmental management constraints on the mining operation have been aided by recent land purchases to extend the surrounding buffer zone.

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Flora and Fauna

Site environmental management plans, including rehabilitation proposals, adequately deal with the compliance requirements for flora and fauna protection and management in this area. The land has been significantly cleared for grazing purposes.

Heritage

Appropriate management procedures and plans have been put in place to deal with potential risks associated with construction and land preparation activities in relation to an Aboriginal item.

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18.	GUNNEDAH COAL HANDLING AND PREPARATION PLANT

18.1	Key Outcomes

•	Current and planned site infrastructure is considered adequate to support current and future mining operations based on the provided information.

18.2	Coal Preparation Plant Flowsheet

The CHPP, which has been in operation for approximately 5 years, is a conventional dense medium cyclone (DMC) and spirals circuit configuration. It is located on the outskirts of the town of Gunnedah but is sufficiently away from the main roads to have a relatively small visual impact. The CPP is a central processing facility for raw coal from Whitehaven Coal’s Gunnedah operations and will process feeds from Canyon (almost complete), RocGlen, Sunnyside and Tarrawonga mines.

All coal is crushed to a nominal 50 mm top size prior to being fed to the washery. Coal which is designated for raw bypass is also crushed to 50 mm prior to being loaded onto trains.

Coal which is to be washed is delivered to a pad from which a front-end loader loads a small hopper ahead of a Stamler breaker which reduces the coal to a nominal 50 mm top size. There is limited raw coal storage capacity ahead of the washery because the operating philosophy at the CHPP is to process all raw coal as soon as it is delivered unless there is a breakdown in the CHPP. The crushed -50 mm coal is processed at 350 tph through the CHPP. Although a bypass facility exists within the CPP building confines, this system is generally not used anymore, with bypass coal being processed at the bypass coal stockpile area. The current bypass facility has a capacity of 2500 t/h limited by the main conveyor, although there are plans in place to upgrade this system within the next 12 months.

The -50 +1.4mm (ww) coal reports to a single dense medium cyclone (DMC). Whilst no detailed washability data have been provided, the CHPP Manager advised that the ROM coal is generally a “black and white” separation with little or no near-gravity material. Consequently, the CHPP is essentially removing contaminant non-carbonaceous material and does not require a high level of precision regarding the cut-point of the DMC.

The underflow of the DMC goes to the coarse reject circuit and is conveyed to an open stockpile outside of the CHPP building.

The -1.4 mm (ww) coal passes through the apertures of the desliming screen deck to a sump from where the fine coal slurry is pumped to a cluster of desliming cyclones. The cyclones are configured to give a nominal cut size of 0.1 mm with the cyclone overflow reporting to the tailing thickener.

The -1.4 +0.1 mm coal is processed in a single stage of spiral concentrators. The product from the spirals is thickened prior to being further de-watered on a single high-frequency screen. The de-watered cake from the high-frequency screen joins with the coarse product on a common product conveyor.

No CHPP efficiency audit data has been reviewed but the CHPP manager indicated sampling was often undertaken around the plant to ensure acceptable efficiency is being achieved. The plant was not operating on the day of the site visit.

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18.3	Plant Capacity

The plant has a nominal feed rate of 350 tph or an equivalent annual capacity of approximately 2.2 Mt operating two shifts per day and 5.5 days per week. The planned plant requirements over the next six years are shown in Table 18.1.

Table 18.1 - Gunnedah CHPP Throughput (kt)

Feed Source	2009	2010	2011	2012	2013	2014
Canyon	251	—	—	—	—	—
Rocglen	269	569	316	316	316	552
Sunnyside	5	500	500	500	500	500
Tarrawonga	929	750	750	611	750	750

Total CPP Feed	1,454	1,819	1,566	1,427	1,566	1,802

Canyon	—	—	—	—	—	—
Rocglen	258	545	303	303	303	303
Sunnyside	—	—	—	—	—	—
Tarrawonga	774	750	750	611	750	750

Total Bypass	1,033	1,295	1,053	914	1,053	1,279

The projected tonnage to be washed as outlined above should be comfortably achieved. Note the spare capacity available offers flexibility if additional coal needs to be washed, particularly if some poorer coals are exposed and product specification ashes need to be “chased” through washing more coal. Alternatively, if additional resources are to be mined there may be some washing capacity available.

If the future requires it, the plant capacity can be increased by either extending the operating hours or increasing the feed capacity by some changes within the circuit design. A plan to expand the capacity to 550 tph has been put in place to upgrade the plant to in excess of 3 Mtpa. This is believed to be the acceptable limit for processing capacity in the area, due to the limitations of the truck movements and rail capacity.

18.4	Product Coal and Yield

The product coal from the CHPP is conveyed to a radial stacker which has a slinger positioned at the head end of the stacker conveyor. By rotating the position of the radial stacker, the various grades of product coal can be segregated. The stockpile is situated directly over a reclaim tunnel housing the train loading conveyor. The train load out capacity is 3,000 to 3,500 tph. The load out facility was originally the system installed for the now closed Vickery opencut and is almost 20 years old.

There is a small screening plant which is operated occasionally to produce sized coal for some domestic customers.

Product shipments for Whitehaven coal’s Gunnedah operations are managed from the central CPP facility, but no sampling is currently undertaken on site to assist with stockpile management. This is related to the fact that there are no local testing laboratory services, however, it is anticipated this may change by June 2009. Currently shipments are built according to planning/mine modelling and relying on fast turnaround from sample analyses at the Port of Newcastle.

18.5	Tailings and Rejects Disposal

The thickened tailings from the high-rate tailings thickener are pumped a short distance to a tailings dam which is situated adjacent to the CHPP.

The dam has been constructed with a number of cells. Once the contents of a cell are dry, the dried cake is extracted with a long-reach excavator and loaded into trucks. The cycle of delivery, drying and extraction is managed so that there is always a cell available with the necessary capacity within the dam to receive fresh tailings.

The trucks delivering the ROM coal are back loaded with coarse reject which is also interred with the overburden at the opencut mines.

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18.6	Key Issues for LOM

The current CHPP is approximately 5 years old. It appears to have been well maintained with no evidence of any major structural corrosion. With sound maintenance practice, the CHPP should be capable of operating for at least 20 years.

Whitehaven Coal proposes to increase overall production from a number of new deposits which will require processing through the central CHPP. There is capacity for operating the CHPP on more than 2 shifts per day and 5.5 days per week. The principal limitation will be noise with the movement of haulage trucks, the normal hum of the CHPP and the reversing beepers on the mobile equipment, such as front-end loaders and dozers, which operate around the CHPP.

A concept for expanding the capacity of the existing CHPP from the current 350 tph throughput to around 550 tph was described. No detailed studies for this expansion have been reviewed but the concept appears reasonable. The principal technical limitation will be the rate at which the cells within the relatively confined tailings dam can be cycled.

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19.	WHITEHAVEN TRANSPORT INFRASTRUCTURE

19.1	Key Outcomes

•	Rail capacity is currently adequate for the WHC Gunnedah and Werris Creek operations.

•	Rail arrangements for the Narrabri undergrounds need to be finalised, but the modelled costs and allocation are reasonable.

•

While port constraints exist for the first 6 years of the WHC operation, the WHC economic model reflects these constraints and costs the port charges in a reasonable manner reflecting the PWCS and NCIG allocations.

19.2	Rail

Coal is railed to the port of Newcastle. The long term plan has three loading points - Narrabri for the undergrounds and Gunnedah and Werris Creek for the opencuts. The Muswellbrook to Gunnedah line is a single track with passing loops located along its length. Current coal traffic is constrained by:

•	Other use for freight and passenger traffic;

•	Short lengths of passing loops;

•	The grade over the Liverpool Range requiring banking locomotives which must be returned along the single track;

•	Speed limits; and

•	Track foundations restricting wagon axle loads.

Between Muswellbrook and Newcastle the line is mostly duplicated with a separate coal rail from Maitland. This section is undergoing upgrading for increased traffic from the Lower Hunter and Ulan lines.

Immediate work is in progress to upgrade passing loops and realign rail sections at Muswellbrook and Gunnedah. Over the next twelve months additional loops and track upgrades will occur. A final rail upgrade, yet to be fully designed, is a deviation across the Liverpool Range.

WHC currently utilises a rail operator to rail coal from Gunnedah and Werris Creek. They are in negotiations to procure a direct contract with the Australian Rail Track Corporation Ltd (“ARTC”) to gain greater control on rail paths. Allowances for rail upgrades have been prepaid for 10 years. Also feasibility studies are ongoing to determine the optimum rail/locomotion/wagon mix.

In MMC’s opinion there does not appear to be any rail constraints for the planned mine projects and proposed production increases on the assumption that all proposed rail capacity upgrades are completed.

19.3	Port

WHC exports different thermal and coking coals through the port of Newcastle. Coal shipments arrive at the Port Waratah coal terminal on trains where it is unloaded and blended prior to shipping. This approach allows specific quality shipments to be achieved.

Over recent years the port of Newcastle has experienced capacity constraints and extensive shipping delays resulting in significant demurrage costs to the mine owners. The current capacity of the port is being expanded. In addition to this increase a consortium of coal producers, the Newcastle Coal Infrastructure Group (“NCIG”) in which Whitehaven Coal is a member, has won the tender to construct a second coal loader at Kooragang Island with an initial capacity of 30Mtpa and upgrades to 60Mtpa.

Port allocation for WHC is currently fixed at 3.6Mtpa. WHC have an 11% share in the Newcastle Coal Infrastructure Group (“NCIG”) which is currently constructing the first stage of the third coal export terminal for the Port of Newcastle. This share is predicted to produce an increase in port allocation of 3.3Mtpa (11% of 30Mtpa upgrade) by 2012 at the completion of Stage 1 and 3.3Mtpa by 2014 at the completion of Stage 2. An incremental port allocation allowance for this upgrade is included from 2010 for Stage 1 and 2012 for Stage 2. Due to port constraints WHC has modelled a decrease in production for the opencut operations when Narrabri North underground comes online.

MMC believes that the WHC economic model reflects the port constraints on the operation and that the costs are reasonable.

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20.	WHITEHAVEN OPERATING AND CAPITAL COSTS

20.1	Key Outcomes

•	Operating costs within the WHC business model reflected key items for mining, processing and transport and are in the main appropriate and reasonable.

•	To reflect a more conservative approach MMC recommends the underground variable unit mining cost to be increased by $3.00/Rom t.

•	The increase in underground costs was offset by a reduction in Werris Creek Open Cut unit mining costs.

•	Capital costs within the WHC model reflected the key items at each coal mine and project.

•	MMC recommends Narrabri South capital be similar to Narrabri North.

•	Quantities for Carbon Emission trading have been included to allow sensitivities to be run.

20.2	Operating Costs

Future operating cost estimates were provided in the WHC business model. This model was comprehensive and for each project site covers the mining, processing, transport and government charges in getting the coal to the port.

The operation for each of the opencut operations has recently changed from contractor to mine owner. As such limited cost history was available to check operating cost assumptions in the business model. Therefore MMC has cross referenced unit costs for each project against similar sized operating mines.

In MMC’s opinion, cost trends within the Company’s model reflected the key cost drivers at each coal mine and project. Where, in MMC’s assessment of costs there was a material difference MMC made appropriated adjustments to the cost model input assumptions.

After completing the analysis of operating cost, MMC recommends the following adjustments to operating costs in the WHC business model:

•	Increase the variable operating cost at the Narrabri North underground by $3.00/ROM t;

•	Increase the variable operating cost at the Narrabri South underground by $3.00/ROM t;

•	Reduce the unit waste mining cost at the Werris Creek Open Cut to $4.00/bcm; and

•	Reduce the unit Coal mining cost at the Werris Creek Open Cut to $4.00/ROM t.

The overall unit operating cost for the Narrabri North and South Undergrounds increased more than the $3.00/ROM t due to the recommended reduction in production rate. This is due to a component of the cost of the undergrounds being fixed.

Coal mining, and particularly underground coal mining, can be affected by geological hazards and uncertainties that cause variances from cost forecasts. MMC is of the view that the WHC business model is reasonable in its accommodation of operating cost risk.

20.3	Carbon Emission Trading

Quantities for carbon trading have been included in the financial model to allow PwCS to run sensitivities on the potential cost. WHC will produce carbon emissions from diesel fuel consumed, coal mined and consumption of purchased electricity. Carbon Emissions have been calculated by reference to the National Greenhouse Accounts (NGA) Factors produced by the Australian Government, Department of Climate Change in November 2008. It is noted that the legislation is not finished & so the logic need may change. The first payments are allowed for in year 2011.

20.3.1	Emissions from Diesel Fuel Consumed

Referring to the National Greenhouse Accounts Factors emissions for diesel fuel consumed are equal to the quantity of fuel multiplied by the energy content factor of that fuel type multiplied by the emission factor for each gas. MMC has assumed that the total diesel fuel produced from each of the open cut operations is approximately equal to 1.01 multiplied by the total bcm (assuming a coal density of 1.4) which is multiplied by 38.6GJ/kL for diesel oil and then multiplied by 69.9 kg CO2-e/GJ representing emissions of carbon dioxide, methane and nitrous oxide.

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20.3.2	Fugitive emissions from coal

The default emission factor for NSW OC coal mines is 0.045. This factor is multiplied by total ROM tonnes mined to give a C02-e value.

The direct measurement emissions method was used for the underground coal mines as tonnes of carbon dioxide and methane produced in the LOM had been provided in the “Narrabri Project – Greenhouse Gas Emission Mitigation Strategy” report. To convert methane tones to a C02-e value, the Global Warming Potential of 21 was obtained from Appendix 1 of the National Greenhouse Accounts Factors.

20.3.3	Emissions from consumption of purchased electricity

Indirect emission factors for the consumption of purchased electricity is determined by the quantity of electricity purchased (in kwh) multiplied by the state emission factor which for NSW is 0.89. To determining the amount of electricity consumed by the CHPP for the Opencut operations MMC has assumed a factor of 8.5 kwh/Rom t multiplied by the total ROM coal processed.

An estimate of the amount of power consumed by the underground operations was obtained from WHC and this Mwh rate was multiplied by the state emission factor which for NSW is 0.89.

20.4	Capital Costs

Future Capital cost estimates were provided in the WHC business model. Following on from the site visit WHC also provided a more detailed breakdown of capital costs covering key items for mining, processing and transport.

In MMC’s opinion, Capital costs within the Company’s model reflected the key items at each coal mine and project and are reasonable. The only change after completing an analysis of the capital costs was to adjust Narrabri South capital to be similar to that of Narrabri North.

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21.	WHITEHAVEN ADDITIONAL RESOURCE VALUATION

The additional resources defined in the Resource Statements that were not included in the adjusted LOM schedules can be valued separately. These additional Resources were valued at AUD 0.20/tone for the underground $0.25 for the open cut. Table 21.1 summarises the valuation of these additional Resources.

Table 21.1 – Valuation of Additional Resources

	Additional Resources (Mt)	Valuation ($AUD) - millions
Open Cut	27	7
Underground	382	76

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22.	SYNERGIES

MMC were asked to comment at a high level the synergies if the two businesses, WHC and GCL were merged. The following points summaries our comments:

Head Office

Currently in both the WHC and GCL business models there is combined corporate overhead of plus A$20M. In a merged company significant scope exists to reduce this amount.

Mining Operations

There are limited synergies relating to the combining the respective mining operations due to geographical separation of the two areas.

Coal Blending

The coal quality of GCL and WHC are complimentary as the sulphur and energy levels allow for blending. This is currently technically feasible as the Port of Newcastle is already doing this process. Significant scope exists for the coal marketing group within a combined company to manage the combining of GCL/WHC coal and sell for a increased profit.

PwCS are quantifying the economic benefits from blending coal between the two operations.

Port Allocation

If faced with limitation in port allocation a combined company has the scope to choose the highest margin source coal to meet shipment requirements.

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TECHNICAL SPECIALIST REPORT

ON THE

GLOUCESTER AND WHITEHAVEN MINES

APPENDIX A - COMPETENT PERSONS

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Paul Westcott – Executive Consultant – Minarco-MineConsult

BE (Mining, Hons), FAusIMM, MMICA

Paul has field experience with four different coal mining companies on operating mines in three countries including draglines, truck and shovel and crusher/conveyor mining systems. In addition, he has had exposure to over 100 mining projects as a consultant and has used this extensive exposure to assist with developing computer based planning and costing systems which form an integral part of Minarco-MineConsult’s (MMC’s) approach to work. Paul’s recent experience has been in the management of audits and reviews, feasibility studies, strategic and optimisation studies on a variety of projects. He has undertaken assignments in Europe, Asia, Africa and South America and has had significant exposure to complex coalmines involving dipping seams, wide variations in quality and different mining equipment.

Gary Harradine – Project Development & Infrastructure Consultant – Minarco-MineConsult

BE (Chem Eng), MBA, Grad in Management, Member of AIPM and PMI, Fellow APESMA

Gary has twenty five years experience in Australia and internationally in project development & management in the mining, quarrying, bulk materials handling, minerals processing, infrastructure, and food industries. Gary has been a project manager and project director for more than US$4bn worth of projects over the last eight years and has provided strategic project development advice to mining and mineral company’s world wide for more than 15 years. Gary has undertaken a wide range of technical due diligence assignments, asset valuations, scoping studies, and feasibility studies in the mining and infrastructure industries. Gary also provides project delivery systems and project management support for resource projects on behalf of owners and project developers.

Grant Walker – Consulting Mining Engineer – Minarco-MineConsult

BE (Mining), Assoc.Dip.Eng. (Electrical), Member of Australasian Institute of Mining and Metallurgy

Grant has over 15 years experience in the mining industry in mine design and planning, production schedules, equipment specification, cost evaluation and feasibility studies for opencut mines within Australia, South America, New Zealand and Indonesia. Grant’s overseas experience has included site secondments in Indonesia, South America, South Africa and New Zealand where he was responsible for managing short and medium term mine planning, production scheduling, rehabilitation and supervision of several staff. He has developed a strong expertise in several mine planning software packages as well as software relating to scheduling, equipment productivity and economic modelling. Grant has also developed and demonstrated a high degree of computer literacy and systems development skills.

Peter R Smith – Manager – Environment, Minarco-MineConsult

BA, MEnvStud, MEnvLaw. Member, Environment Institute of Australia & New Zealand, Fellow, Australian Institute of Energy, Member, Clean Air Society of Australia and New Zealand, Board member, Centre for Mined Land Rehabilitation, SMI, University of Qld.

Peter has approximately thirty years experience in Australia and overseas in environmental planning and management for mining operations, as well as for industrial, residential, and infrastructure developments. Peter’s key strengths are in the provision of strategic advice to minerals industry clients on sustainable environmental and community management, analysis and assessment of the compliance and performance of proposed and existing minerals industry operations and assisting in the development planning and approvals for new minerals industry operations. Peter has extensive experience at senior levels in mining corporate sector, industry association (mining, exploration & extractive industries), consultancies and government for investigation, analysis, preparation of environmental reports and audits, and project management of mineral resource development studies.

Wes MacKinnon – Consulting Manager NSW – Downer EDI Engineering

BE (Hons) Chemical Engineering – Member Australian Coal Preparation Society

Wes has had sixteen years experience in coal preparation and coal quality studies including plant design, laboratory testing programs. He has worked as a consultant on numerous projects in the role of a process engineer advising on plant upgrades, practical product schedules and simulation exercises including the development of practical product schedules for multi-seam operations with multiple product specifications. Prior to his work with Downer EDI Engineering he has undertaken a number of research projects for flotation applications and assessment of blast furnace erosion.

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Merryl Peterson – Consultant Geologist – Runge Limited

B.Sc. Hons, M.Sc.Env.Stud., Member of Australasian Institute of Mining and Metallurgy, Member of Geological Society of Australia,

Merryl has over 30 years experience in geological modelling and resource estimation. Merryl has undertaken a range of assignments from greenfields exploration through to final feasibility. After working for a number of mining companies, Merryl spent 15 years with a major software house where she was involved with both consulting and design of their geological database and modelling system. Since joining Runge, she has conducted numerous technical reviews, audits and due diligence studies. Merryl is a Competent Person in terms of the JORC Code.

Hayley Hill – Mining Engineer – Minarco-Mineconsult

BEng (Hons), BBus (Mgmt), Member of AusIMM, Member of WIMARQ

Hayley has five years coal mining and construction industry experience. Beginning her career in construction management she gained practical knowledge of contract management as well as a solid understanding of project and stakeholder management. Hayley has been responsible for the site management of both civil projects and of dragline operations for open cut coal mines. She has also worked as a business improvement and analysis consultant across varied coal mining projects and has a strong focus on optimising the overall mine performance. Her systematic approach to meeting client needs has received positive feedback from her clients.

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TECHNICAL SPECIALIST REPORT

ON THE

GLOUCESTER AND WHITEHAVEN MINES

APPENDIX B - GLOSSARY OF TERMS AND

DEFINITIONS

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Glossary of Terms

In this Report:

•	ash means the residue remaining after a pulverised sample of the coal is incinerated under standard laboratory conditions

•	assets means coalmines, port and projects,

•	bcm means bank cubic metres

•	CHHP means coal handling and crushing plant where raw mined coal is stockpiled and crushed to a maximum size,

•	cleat means a system of joints, cleavage planes or planes of weakness found in coal seams

•	coal mine means an operating mine producing coal,

•	coking coal means coal used in steel production,

•	CSN means crucible swelling number

•	daf means dry ash free

•	EMP means Environment Management Plan

•	FC means fixed carbon

•	FOR means free on rail,

•	Geological Resources means Coal Resources,

•	GoB means Government of Bangladesh

•	graben means a fault bounded down-throw block

•	IM means Inherent Moisture,

•	JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee,

•	kt means thousand tonnes

•	large diameter (LD) means dill core holes of 200 mm diameter for coal washing tests

•	LOM(P) means life of mine (plan)

•	m means metre

•	Marketable Reserves means saleable reserves as defined under the JORC Code,

•	Mining Reserves means Coal Reserves,

•	metallurgical coal means coking coal and pulverised coal used in making steel,

•	mine production means mine production equal to the total production from the particular mine,

•	Mt means million tonnes,

•	Mtpa means million tonnes per annum,

•

project means a coal deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a coalmine,

•	Recoverable Reserves means an estimate of run of mine reserves which is the sum of Proved and Probable Reserves under the JORC Code,

•	reject means the material extracted from the ROM coal feed during cleaning, for re-treatment or discard

•	ROM means run-of-mine being coal as mined, including mining losses and dilution before beneficiation,

•	SE means Specific Energy (also Calorific Value),

•	SSCC means semi-soft coking coal which is a coal unable to make a strong coke in its own right but is suitable as a component blend in coke ovens

•	subcrop means just below the surface

•	thermal coal means coal used in generating steam for electricity production,

•	TM means Total Moisture content of coal as sampled,

•	TS means Total Sulphur.

•	VM means volatile matter, the loss in mass of a coal sample when it is heated under laboratory conditions

Minarco MineConsult (Job 3512M)	May, 2009